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ROGER J. BENRUBI
JEAN-MARCEL CHEYRON
SENIOR COUNSEL

JEAN-MICHEL TRON
MEMBRE DU CONSEIL DE L'ORDRE
JEAN-PIERRE VIGNAUD
GILLES ENTRAYGUES
ROBERT BORDEAUX-GROULT
FRANÇOIS JONEMANN
RUSSELL H. POLLACK
ARNAUD DE BROSSES
JEAN-MARIE AMBROSI
ANDREW A. BERNSTEIN
PIERRE-YVES CHABERT
PASCAL COUDIN
JEAN-YVES GARAUD
JOHN D. BRINITZER
FRANÇOIS BRUNET
FABRICE BAUMGARTNER
MARIE-LAURENCE TIBI
VALÉRIE LEMAITRE

CATHERINE PEULVÉ
SOPHIE DE BEER
CLAUDIA ANNACKER
COUNSEL


05011712

October 6, 2005

United States Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549

File No. 82-34771

Attention: Filing Desk

Re: Disclosure Materials Provided on Behalf of Crédit Agricole S.A. Pursuant to Rule 12g3-2(b)

Ladies and Gentlemen:

Please find attached disclosure materials for **File No. 82-34771**. These documents are being provided to you on behalf of Crédit Agricole S.A. pursuant to its obligations under Rule 12g3-2(b)(1)(iii).

Please do not hesitate to contact the undersigned should you have any questions regarding the enclosed materials.

Very truly yours,

Andrew Bernstein

Enclosures

cc: Jean-Michel Daunizeau, Monika Poizat, Crédit Agricole S.A.

INFORMATION MADE PUBLIC, FILED OR DISTRIBUTED BY CREDIT AGRICOLE SA THROUGH SEPTEMBER 30, 2005

1. ANNUAL REPORTS PUBLISHED BY CREDIT AGRICOLE

   1.1 Update of the 2004 *Document de reference*, registered with the AMF on July 12, 2005.

   1.2 Update of the 2004 *Document de reference*, registered with the AMF on September 15, 2005

2. FINANCIAL ANNOUNCEMENTS IN THE BULLETIN OF LEGAL ANNOUNCEMENTS (the "BALO")

   2.1 Publication relating to the issuance of €466 million in subordinated debt, dated June 15, 2005.

3. OTHER PUBLIC DISCLOSURE

   3.1 Press releases through September 30, 2005.

   3.2 Shareholder Newsletter No. 11, September 2005.

   3.3 Presentation entitled "2005 first quarter results", dated June 2, 2005.

   3.4 Declarations by Crédit Agricole listing transactions in its own shares.

   A. Declaration regarding transactions between August 1, 2005 and August 5, 2005, registered with the AMF on September 16, 2005.

   B. Declaration regarding transactions between August 16, 2005 and August 19, 2005, registered with the AMF on September 27, 2005.

Crédit Agricole S.A.
File No. 82-34771

Exhibit 1.1

Update of the 2004 *Document de reference*

July 12, 2005

Please see attached English-language translation.

Crédit Agricole S.A. : Update A.04 to the 2004 shelf-registration document (n° D.05-0233)



Update A.04

Additional information

CRÉDIT AGRICOLE S.A.

Contents

AMF

The original French version of this document was registered with the *Autorité des Marchés Financiers* (AMF) on 12 July 2005, in accordance with Book II of its General Regulations. It supplements the shelf-registration document filed with the AMF on 17 March 2005 under registration number D.05-0233. It may be used in support of a financial transaction unless accompanied by a transaction circular approved by the AMF.

1. PERSONS RESPONSIBLE FOR SHELF-REGISTRATION DOCUMENT AND UPDATE

- Person responsible for shelf-registration document and update

Mr. Jean Laurent, Chief Executive Officer, Crédit Agricole S.A.

- Statement by the person responsible for the shelf-registration document

"After having taken all reasonable care to ensure that such is the case, and to the best of my knowledge, the information provided in this document is true and accurate, contains all the facts required for investors to make an informed assessment of the company's assets, operations, financial condition, earnings, and outlook, and contains no omissions liable to impair their significance."

Signed in Paris, 12 July 2005

Chief Executive Officer, Crédit Agricole S.A..
Jean Laurent

- Person responsible for financial information

Mr. Denis KLEIBER
Head of Investors Relations
Group Financial Division, Crédit Agricole S.A.
Telephone: +33 (0) 1.43.23.26.78

2. STATUTORY AUDITORS

Statutory auditors

BARBIER FRINAULT ET AUTRES
Ernst & Young
Represented by
Valérie MEEUS
41, rue Ybry
92576 NEUILLY-SUR-SEINE CEDEX

PRICEWATERHOUSECOOPERS AUDIT

Represented by
Gérard HAUTEFEUILLE
63, rue de Villiers
92208 NEUILLY-SUR-SEINE CEDEX

Alternates

Alain GROSMANN
41, rue Ybry
92576 NEUILLY-SUR-SEINE CEDEX

Pierre COLL
63, rue de Villiers
92208 NEUILLY-SUR-SEINE CEDEX

BARBIER FRINAULT et AUTRES was appointed Statutory Auditor at the Ordinary General Meeting of 31 May 1994 for a term of 6 years, which was renewed for six years at the Ordinary General Meeting of 25 May 2000.
BARBIER FRINAULT et AUTRES, represented by Valérie MEEUS, has been a member of the Ernst & Young network since 5 September 2002.

ALAIN GROSMANN was appointed Alternate Auditor at the Ordinary General Meeting of 31 May 1994 for a term of six years, which was renewed for six years at the Ordinary General Meeting of 25 May 2000.

CABINET ALAIN LAINÉ, represented by Alain Lainé, located 2, rue du Colonel Moll - 75017 Paris, was appointed Statutory Auditor at the Ordinary General Meeting of 31 May 1994. It audited and certified the non-consolidated and consolidated financial statements of Crédit Agricole S.A. and of the Crédit Agricole Group for the years ended 31 December 2002 and 2003. Its term expired at the close of the Ordinary General Meeting of 19 May 2004.

CABINET MAZARS ET GUÉRARD, located 125, rue de Montreuil - 75011 Paris, was appointed Alternate Auditor at the Ordinary General Meeting of 31 May 1994. Its term expired at the close of the Ordinary General Meeting of 19 May 2004.

The Ordinary General Meeting of 19 May 2004 appointed the following statutory auditors in their place:

PRICEWATERHOUSECOOPERS AUDIT, Statutory Auditors
PRICEWATERHOUSECOOPERS AUDIT is represented by Gérard HAUTEFEUILLE

Pierre COLL, Alternate Auditor

for the remainder of the term of the aforesaid Statutory Auditors, expiring at the close of the Ordinary General Meeting called to approve the financial statements for the year ending 31 December 2005.

Report of the Statutory Auditors on the A.04 update of the Registration Document (*Document de Référence*)

(A free translation of the French original)

1. In our capacity as statutory auditors of Crédit Agricole S.A. and in compliance with Article 211-5-2 of AMF General Regulation, we have verified, in accordance with French professional standards, the information pertaining to the financial position and historical financial statements included in the Registration Document registered with the AMF under number D.05-0233, in the A.01 update registered with the AMF under number D.05-0233-A01, the A.02 update registered with the AMF under number D.05-0233-A02, the A.03 update registered with the AMF under number D.05-0233-A03 and the enclosed A.04 update.

2. These documents are the responsibility of Mr. Jean Laurent, Chief Executive Officer of Crédit Agricole S.A. Our responsibility is to issue a conclusion on the fairness of the information contained therein with respect to the financial position and financial statements.

3. The Registration Document registered with the AMF under number D.05-0233 and the A.01 update registered under number D.05-0233-A01 were the subject of reports prepared by us on March 17, 2005 and March 20, 2005, respectively, in which we concluded that, on the basis of our practice procedures, we had no comments to make on the fairness of the financial position and the financial statements included in the Registration Document and its update.

4. In our report dated May 4, 2005 on the A.02 update registered with the AMF under number D.05-0233-A02, we drew attention to the points (i) and (ii) below, and concluded that, on the basis of our practice procedures, and taking into account the limitations inherent to the information disclosed in points (iii) and (iv), which are not covered by our opinion, we had no other comments to make on the fairness of the information pertaining to the financial position and financial statements:

   i. On page 9 of the A.02 update (slide number 2), it is specified that the figures given in the IAS/IFRS standards do not include data from listed companies in which the Group is a minority shareholder, and which have not yet made public the impact of their conversion to IAS/IFRS standards. Taking this data into account could ultimately lead to revisions in the figures mentioned above.

   ii. On page 11 of the A.02 update (slide number 6), it is specified that, in general, the final outcome of the conversion to IAS/IFRS standards could be different from that presented, as a consequence, in particular, of changes to the standards that might take place during 2005.

   iii. On page 11 of the A.02 update (slide number 6), it is specified that the figures relating to the effect of the IAS/IFRS standards, applicable at January 1, 2005 (including the effects of IAS standards 32 and 39 and IFRS standard 4) on stockholders' equity at January 1, 2005 are the subject of work in progress.

   iv. On page 11 of the A.02 update (slide number 6), it is specified that the data relating to the effect of IAS standards 32 and 39 and IFRS standard 4 on the consolidated balance-sheet and the income statement for FY 2004, as well as ROE calculations and the prudential impacts, were not audited.

5. In our report of June 9, 2005, relating to the update registered with the AMF under number D.05-0233-A03, we concluded that, on the basis of our work carried out and taking into account the limitations relating to the data below, we did not have other comments to make with respect to the fairness of the information relating to the financial position and the financial statements:

   - The data relating to the effect of IAS/IFRS standards (including the effect of IAS standards 32 and 39 and IFRS standard 4) on January 1, 2005, as well as those relating to the first quarter of 2005, are the subject of additional work on the points indicated in paragraph 4 of the fourth slide on page 18 of this A.03 update,

   - We have not performed any work on the estimated data regarding the effect of IAS standards 32 and 39 and IFRS standard 4 on the information relating to the first quarter of 2004

6. In accordance with the applicable professional standards in France, our practice procedures consisted in:

   a. verifying that, subsequent to us giving our opinion on the A.03 update, no events have occurred that are likely to call into question the fairness of the information relating to the financial position and financial statements, that is not subject to an update, contained in the Registration Document and its A.01, A.02 and A.03 updates;

   b. assessing the fairness of the information concerning the financial position and financial statements and verifying its consistency with the financial statements on which we reported. Our work also consisted in reading other information contained in this A.04 update, in order to identify, where applicable, significant inconsistencies with the information relating to the financial position and financial statements, and to announce obviously erroneous information that we would have noted on the basis of our general knowledge of the company acquired within the framework of our assignment. This A.04 update does not contain isolated estimated data resulting from a structured enhanced process.

7. On the basis of these practice procedures, we do not have other comments to make on the fairness of the information relating to the financial position and financial statements presented in the Registration Document, in the A.01, A.02. A.03 updates and the enclosed A.04 update.

Neuilly-sur-Seine, 12 July 2005

The Statutory Auditors

PRICEWATERHOUSECOOPERS AUDIT	BARBIER FRINAULT & AUTRES ERNST & YOUNG
Gérard Hautefeuille	Valérie Meeus

3. ADDITIONAL INFORMATION TO COMPLY WITH THE REQUIREMENTS OF THE COMMISSION REGULATION (CE) No 809/2004 IMPLEMENTING DIRECTIVE 2003/71/EC REFERRED TO AS THE "PROSPECTUS DIRECTIVE"

> Investments made by Crédit Agricole S.A. over the last three fiscal years

INVESTMENTS MADE

2002

29/04/2002 CREDICOM

Creation by Sofinco and the Commercial Bank of Greece of a joint venture (50%-50%) in consumer credit.

24/05/2002 Commercial Bank of Greece

Acquisition of 2.35% of the share capital of this bank by Crédit Agricole SA.

29/08/2002 CA-AM Distribucion SA Agencia de Valores

Creation by Crédit Agricole Asset Management Espagne S.L. of a new company named CAAM Distribucion SA Agencia de Valores and dedicated to the marketing of mutual funds, both domestic and international, to institutional investors and distributors.

10/09/02 NACF – CA Investment Trust Management Co. Ltd — USD10 m

Creation in Korea of an asset management joint venture between Crédit Agricole Asset Management and National Agricultural Cooperative Federation. NACF owns 60% of this joint venture and CA-AM holds 40%.

2002 acquisitions were financed by the issuance of Crédit Agricole S.A. medium-term bonds (subordinated or not) and by Tier-1 capital issued and outstanding throughout the year.

2003

02/01/2003 Intesa BCI Bank (Switzerland)

Acquisition by CAI of Intensa Bci Bank (Switzerland), which is specialized in asset management. This company has been merged with Crédit Agricole Indosuez (Switzerland).

Acquisition financed by the issuance of Crédit Agricole S.A. medium-term bonds (subordinated or not) and by Tier-1 capital issued and outstanding throughout the year.

26/02/2003 FINAREF — €1.54 b

Acquisition by Crédit Agricole S.A. of 61% of the share capital of FINAREF from Pinault Printemps Redoute.

Acquisition financed by the issuance of Crédit Agricole S.A. medium-term bonds (subordinated or not) and by Tier-1 capital issued and outstanding throughout the year.

06/06/2003 CREDIT LYONNAIS — €10.9 b

Closing of the offer on the share capital of Crédit Lyonnais. Crédit Agricole S.A. holds 92% of the share capital of Crédit Lyonnais.

Financing of the Offer
(millions of euros)

Acquisition of Crédit Lyonnais' shares by SACAM Développement	997
Crédit Agricole S.A.'s capital increase	2,152
Capital (*Fonds propres de base*) issued by Crédit Agricole S.A. (hybrid securities included in consolidated capital as presented below):	3,100
- *Capital issued directly and subscribed indirectly by the Regional Banks*	*1,850*
- *Capital issued indirectly (preferred shares)*	*1,250*
Tier-2 capital issued by Credit Agricole S.A. (TSDI)	2,000
Crédit Agricole S.A.'s cashflow	2,644
Total	**10,893**

07/07/2003 Crédit Agricole Belge

Crédit Agricole S.A. purchases 10% of the share capital of a French holding company, in coordination with the Caisses Régionales Nord de France and Nord Est (which hold 90% of the share capital of the holding company). This holding holds 66.67% of the share capital of CA NV Landbouvkrediet (Crédit Agricole Belge).

09/07/2003 CREDIBOM — €78.75 m

Acquisition by SOFINCO of 45% of the share capital of CREDIBOM, Banco Esperito Santo's consumer credit subsidiary. After this acquisition SOFINCO holds 85% of CREDIBOM's share capital.

01/12/2003 FINAREF

Acquisition by Crédit Agricole S.A. of 14.5% of the share capital of FINAREF from Pinault Printemps Redoute, thus bringing its shareholding in FINAREF to 75.5%.

These 2003 acquisitions were financed by the issuance of Crédit Agricole S.A. medium-term bonds (subordinated or not) and by Tier-1 capital issued and outstanding throughout the year.

2004

01/03/2004 Dan Aktiv A/S Crédit Agricole S.A purchases from the Danish Group F Group A/S 100% of the share capital of Dan Aktiv A/S, its Danish consumer credit subsidiary.	€53 m	2004 acquisitions were financed by the issuance of Crédit Agricole S.A. medium-term bonds (subordinated or not) and by Tier-1 capital issued and outstanding throughout the year.
08/03/2004 Rue Impériale / Eurazeo Merger-absorption of Rue Impériale into Eurazeo and contributions by UI and IDIA of industrial shareholdings to Eurazeo. The contributions comprise 12.6% of Fraikin's share capital, 6% of Bluebirds Participation's share capital and 0.6% of Veolia Environnment's share capital.		
29/03/2004 FINAREF Acquisition by Crédit Agricole S.A. of 14.5% of the share capital of FINAREF from Pinault Printemps Redoute, thus bringing its shareholding in FINAREF to 90%.	€372 m	
17/09/2004 EUROFACTOR Acquisition by Crédit Agricole S.A. of 49.09% of the share capital of EUROFACTOR, factoring company, from Euler Hermes.	€188 m	
20/09/2004 Cordier Mestrezat Within the framwork of the disposal by Cordier Mestrezat of its real estate holding, Crédit Agricole S.A. made an offer to purchase six real estate properties. This offer was accepted by Cordier Mestrezat domaines.		

2005

03/01/2005 Banco Comercial Portugues (BCP) SOFINCO acquires the "home equipment" activity operated by CREDIBANCO, a specialized subsidiary of BCP.	€65 m	2005 acquisitions were financed by the issuance of Crédit Agricole S.A. medium-term bonds (subordinated or not) and by Tier-1 capital issued and outstanding throughout the year.
01/02/2005 FINAREF Acquisition by Crédit Agricole S.A. of 10% of the share capital of FINAREF from Pinault Printemps Redoute, thus bringing its shareholding in FINAREF to 100%.	€265 m	
24/06/2005 MERIDIAN BANK AD Acquisition by Crédit Agricole S.A. of 71% of the share capital of MERIDIAN BANK AD (retail banking in Serbia).		

ON-GOING INVESTMENTS

Future investments on which management bodies have already made firm commitments

30/05/2005 NEXTRA Crédit Agricole S.A. and Banca Intensa signed an agreement relating to the acquisition by Crédit Agricole Asset Management of 65% of the share capital of the entity created by the merger of Nextra Investment Management sgr, a subsidiary of Banca Intensa, with CAAM sgr, a subsidiary of CAAM in Italy.	These investments will be financed by the issuance of Crédit Agricole S.A. medium-term bonds (subordinated or not) and by Tier-1 capital issued and outstanding throughout the year.
01/07/2005 CREDIT AGRICOLE CAISSE D'EPARGNE INVESTOR SERVICES (CACEIS) Implementation of the grouping of business lines dedicated to deposit banking activities, escrow activities, clearing, asset management and services to issuers for institutional and corporate customers, both domestic and international, of Crédit Agricole S.A. and of the Caisse Nationaledes Caisses d'Epargne.	

N.B: concerning the amounts of the investments, some information cannot be disclosed to the public without challenging confidentiality agreements or diclosing to our competitors some information, which could be detrimental to us.

> New product and/or service advertised and launched on the market:

Extract of the press release of 15 June 2005:

BNP Paribas is set to launch "Dynamo" notes managed by Crédit Agricole Asset Management:

BNP Paribas is set to launch Dynamo notes managed by Crédit Agricole Asset Management (CAAM). These principal-protected notes at maturity offer dynamic leverage on a portfolio managed by CAAM. This is the first transaction of its kind and should establish itself as a benchmark for the fast developing credit CPPI (a capital-protected note based on Constant Proportion Portfolio Insurance technology) market.

> Simplified Organisation Chart of the Crédit Agricole Group

A bank with mutual roots

Crédit Agricole has a unified yet decentralised organisation. It has a cohesive financial, business and legal organisation associated with a de-centralised decision-making system. The local credit co-operatives (*Caisses Locales*) form the bedrock of the Group's mutual organisation. With 5.7 million members and 34,200 directors elected by the membership, they play a key role in maintaining strong local roots and close relationships between the Group and its customers. The local credit co-operatives hold the bulk of the capital of the Regional Banks, which are co-operative entities and fully-fledged banks. The Regional Banks, via SAS Rue La Boétie, hold a majority stake in Crédit Agricole S.A. The Fédération Nationale du Crédit Agricole (FNCA) acts as a consultative and representative body, and as a means of expression for the Regional Banks.



The Crédit Agricole group
5.7 million members - 2,599 local credit co-operatives
43
Regional Banks
FNCA
54%
46%
General public
Crédit Agricole S.A.
25%
French retail banking
- Crédit Agricole
Regional Banks
French retail banking
- Crédit Lyonnais
Asset
Corporate
and investment
banking
International
retail banking

Dependence among the entities of the Group

Crédit Agricole S.A. holds 25% of the share capital of each of the Regional Banks (with the exception of the Regional Bank of Corsica) and a significant part (around 20% in 2004) of its net income comes from the Regional Banks. Although Crédit Agricole S.A. has significant powers over the Regional Banks in its capacity as central body of the Credit Agricole Group, it does not have voting control in the decisions of the Regional Banks.

➢ Organisation Chart of the Crédit Agricole S.A. Group as of 1 July 2005


CREDIT AGRICOLE S.A. on July 1, 2005
(% d'intérêt)
FRENCH RETAIL BANKING REGIONAL BANKS
ASSET MANAGEMENT INSURANCE AND PRIVATE BANKING
CORPORATE AND INVESTMENT BANKING
PROPRIETARY ASSET MANAGEMENT AND OTHER ACTIVITIES
CREDIT AGRICOLE S.A.
ASSET MANAGEMENT
INSURANCE
PRIVATE BANKING
SECURITIES AND INSTITUTIONAL FINANCIAL SERVICES
SEGESPAR
PREDICA
PACIFICA
CAPE HOLDING
CACI
CAL FP
FRANSABANK FRANCE
UNIMO
SIS
UNI-EDITIONS
DELFINANCES
FIRECA
SANTEFFI
CREDICAM
FONCARIS
BFT
CA-IS HOLDING
CA-IS CT
CA-BANK
CALYON
CL GLOBAL BANKING SAS
BSF
FININVEST
CREDIT LYONNAIS
CLDE SASU
CLARC SASU
CREDIT AGRICOLE ASSET MANAGEMENT IMMOBILIER (ex UNIGER)
CREDIT AGRICOLE CAPITAL INVESTISSEMENT (ex IDIA PARTICIPATIONS)

> **Major subsidiaries in which Credit Agricole S.A. owns a different percentage of ownership interest and of voting rights**

Interests of Crédit Agricole S.A. in:

- Banca Intesa: 16.77% of the share capital and 17.84% of the voting rights;
- The Regional Banks (with the exception of the Regional Bank of Corsica): Crédit Agricole S.A. holds 25% of the share capital of the Regional Banks (including CCI and CCA) and its interest in terms of voting rights (which relates only to *parts sociales*) is negligible.

> **Property, Plants and Equipment**

As of December 31, 2004, the total gross value of the Crédit Agricole S.A. Group's fixed assets amounted to 4.9 billion euros, representing the value of operated offices of Crédit Agricole S.A. and of 160 companies of the Group in France and abroad. This amount includes the value of land, buildings, technical installations, fixtures and equipment owned by the Group.

At the end of 2004, the net value of such property, plants and equipement in the consolidated balance sheet totaled 2.6 billion euros, representing only 0.3% of the total balance sheets of Crédit Agricole S.A. for the last three fiscal years.

All of the risks for property damage, destruction, alteration, fire, water damage, irrespective of their origin and nature, as well as additional operating costs resulting from such damages are covered by insurance policies subscribed by Crédit Agricole S.A. Refer to the paragraph "Insurance and risk coverage," page 75 of the 2004 shelf-registration document of Crédit Agricole S.A.

> **Trend information**

The Group confirms the trends and outlook detailed on page 53 of its 2004 shelf-registration document filed with the AMF on March 17, 2005 under the reference D.05-0233, and on page 27 of its update A.01 filed with the AMF on April 20, 2005, and certifies that there has been no material adverse change in its prospects since the date of its last published audited financial statements.

> **Administrative, management, and supervisory bodies and senior management**

- **Professional addresses of the members of the Board of Directors (as at 1 July, 2005)**

* René CARRON
Chairman of the Board of Directors
Chairman of the CRCAM des SAVOIE
4 avenue du Pré Félin - BP 200 - 74942 ANNECY-LE-VIEUX

* Jean-Marie SANDER (representative of SAS Rue La Boétie)
Deputy Chairman of the Board of Directors
Chairman of the CRCAM d'ALSACE-VOSGES, of the FNCA and of SAS Rue La Boétie
1 place de la Gare - BP 440 - 67008 STRASBOURG CEDEX

* Yves COUTURIER
  Deputy Chairman of the Board of Directors
  Chief Executive Officer of the CRCAM SUD RHONE-ALPES
  General Counsel of the FNCA
  Deputy Chairman of SAS Rue La Boétie
  15-17 rue Paul Claudel – 38100 GRENOBLE

* Noël DUPUY
  Deputy Chairman of the Board of Directors
  Chairman of the CRCAM TOURAINE ET POITOU
  Boulevard Winston Churchill – 37041 TOURS CEDEX

* Pierre BRU
  Chairman of the CRCAM NORD MIDI PYRENEES
  219 avenue François Verdier – 81000 ALBI

* Philippe CAMUS
  Co-Manager of LAGARDERE
  4 rue de Presbourg – 75116 PARIS

* Alain DAVID
  Chairman of the CRCAM D'ILLE ET VILAINE
  45 boulevard de la Liberté – 35000 RENNES

* Alain DIEVAL
  Chief Executive Officer of the CRCAM NORD DE FRANCE
  10 square Foch – 59800 LILLE

* Henri CORBEL
  Representative of the employees
  Crédit Agricole S.A. - UNIPAR
  100 boulevard du Montparnasse - 75014 PARIS

* Xavier FONTANET
  Chairman and Chief Executive Officer of ESSILOR INTERNATIONAL
  147 rue de Paris - 94127 CHARENTON CEDEX

* Carole GIRAUD VALLENTIN
  Employee of Regional Bank
  CRCAM SUD RHONE ALPES
  DMO/ORG
  15-17 rue Paul Claudel – BP 67 - 38041 GRENOBLE CEDEX 9

* Roger GOBIN
  Chairman of the CRCAM ATLANTIQUE VENDEE
  La Garde - Route de Paris - 44300 NANTES

* Michel GUERMEUR
  Representative of the employees
  Leasing Assistant - UCABAIL
  14 rue Rouget de L'Isle – 92681 ISSY LES MOULINEAUX

* Pierre KERFRIDEN
  Chief Executive Officer of the CRCAM du FINISTERE
  7 Route du Loch - 29555 QUIMPER CEDEX

* Daniel LEBEGUE
  Chairman of the Institut Français des Administrateurs (IFA)
  27 avenue de Friedland – 75008 PARIS

* Jean-Michel LEMETAYER
  Chairman of the FNSEA
  11 rue de la Baume – 75008 PARIS

* Bernard MARY
  Chief Executive Officer of the CRCAM du NORD EST
  25 rue Libergier – 51100 REIMS

* Michel MICHAUT
  Chairman of the CRCAM de CHAMPAGNE BOURGOGNE
  269 Faubourg Croncels – 10000 TROYES

* Jean-Pierre PARGADE
  Chairman of the CRCAM d'AQUITAINE
  304 boulevard du Président Wilson – 33076 BORDEAUX CEDEX

* Corrado PASSERA
  Deputy Director of Banca Intesa
  Via Monté Di Pietã, 8 –20121 MILAN

* Jean-Claude PICHON
  Chief Executive Officer of the CRCAM du MIDI
  Avenue de Montpelliéret – MAURIN – 34977 LATTES CEDEX

*****

* Henri MOULARD
  Non-voting Director (*Censeur*)
  Chairman of Truffle Venture
  25 rue Marboeuf – 75008 PARIS

*****

* Daniel COUSSENS
  Representative of the Workers' Committee
  Crédit Agricole S.A. –MAP/OC
  91/93 boulevard Pasteur - 75015 PARIS

- **Professional addresses of the members of the Executive Committee (as at 1 July 2005)**

* Jean LAURENT
91-93 boulevard Pasteur
75710 PARIS CEDEX 15

* Edouard ESPARBES
9 quai du Président Paul Doumer
92400 COURBEVOIE

* Georges PAUGET
91-93 boulevard Pasteur
75710 PARIS CEDEX 15

* Jacques BAUDOUIN
19 boulevard des Italiens
75002 PARIS

* Aline BEC
19 boulevard des Italiens
75002 PARIS

* Jérôme BRUNEL
19 boulevard des Italiens
75002 PARIS

* Thierry COSTE
90 boulevard Pasteur
75015 PARIS

* Ariberto FASSATI
91-93 boulevard Pasteur
75710 PARIS CEDEX 15

* Jérôme GRIVET
9 quai du Président Paul Doumer
92400 COURBEVOIE

* Gilles GUITTON
91-93 boulevard Pasteur
75710 PARIS CEDEX 15

* Jean-Frédéric de LEUSSE
91-93 boulevard Pasteur
75710 PARIS CEDEX 15

* Marc LITZER
9 quai du Président Paul Doumer
92400 COURBEVOIE

* Gilles de MARGERIE
91-93 boulevard Pasteur
75710 PARIS CEDEX 15

* Bernard MICHEL
91-93 boulevard Pasteur
75710 PARIS CEDEX 15

* Yves PERRIER
9 quai du Président Paul Doumer
92400 COURBEVOIE

* Patrick VALROFF
Rue du bois sauvage
91038 EVRY CEDEX

* Marc GHINSBERG
91-93 boulevard Pasteur
75710 PARIS CEDEX 15

- **Composition of the Board of Directors of Crédit Agricole S.A. as at 1 July 2005**

	First elected	Term of office ends	Main office within the company	Main office outside the company Other directorships	Other details on expertise and experience over the last five years
René Carron Date of birth: 13 June 1942 No. of shares held: 4,400	20/05/1999	2008	**Chairman** Chairman of the Strategic Committee; Member of the Appointments and Governance Commitee	**Chairman of the CRCAM des Savoie** Deputy Chairman of the FNCA Director and Deputy Chairman of Banca Intesa Member of the Supervisory Board of Eurazeo and Lagardère Director of Suez	Mayor of the Commune de Yenne Consultant of the Banque de France de la Savoie Director of Crédit Agricole Indosuez (2000 to 2003) Director of Crédit Lyonnais (2002 to 2003) Director of the Fonds Coopération Crédit Agricole Mutuel (until 2003) Chairman of the Fédération Nationale du Crédit Agricole (from July 2000 to April 2003); Ex-officio member of the Chairmen Association Chairman of SAS Rue La Boétie (until 2003)

Jean-Marie Sander Date of birth: 23 December 1949 No. of shares held: 14,635	20/05/1999	2006	**Deputy Chairman** (representative of SAS Rue La Boétie) Member of the Strategic Committee, of the Appointments and Governance Commitee and of the Compensation Committee	**Chairman of the CRCAM d'Alsace-Vosges** Chairman of FNCA Chairman of SAS Rue La Boétie Deputy Chairman of SACAM Développement Director of Crédit Lyonnais and Calyon Chairman of the Conseil Economique et Social d'Alsace and of CNMCCA	Chairman of SACAM PARTICIPATIONS (since 30 April 2003) Chairman of the Executive Committee of GECAM (GIE) (since 30 April 2003) Member of the Board of Directors of SACAM (since 7 September 2000) Member of the Board of Directors of SCICAM (since 7 September 2000) Member of the Executive Committee of SARL ADICAM Legal representative of the SAS Sacam Participations (Chairman of the following companies) in: *SAS SEGUR* SAS MIROMESNIL SAS SACAM SANTEFFI SAS SACAM ASSURANCE CAUTION SAS SACAM PLEINCHAMP SAS SACAM EXPANSION SAS SACAM FIRECA SAS SACAM PROGICA Director of PREDICA, permanent representative of CREDIT AGRICOLE SA (until April 2004)
Yves Couturier Date of birth: 24 July 1946 No. of shares held: 5,974 actions	29/11/2001	2007	**Deputy Chairman** Member of the Strategic Committee and of the Appointments and Governance Commitee	**Chief Executive Officer of the CRCAM Sud Rhône-Alpes** Deputy Chairman of SAS Rue La Boétie General Counsel of the FNCA Chairman of SACAM Développement Director of Crédit Lyonnais and of Calyon	Member of the Executive Committee of GIE PRATICA (until March 2005) Director of GIE CEDICAM (until 2003) Director of SAS TLJ (until 2003) Director of PREDICA, permanent representative of SACAM (until April 2004) Director of UCABAIL (until 2002)
Noël Dupuy Date of birth: 6 July 1947 No. of shares held: 844	21/05/2003	2006	**Deputy Chairman** Member of the Strategic Committee and of the Appointments and Governance Commitee	**Chairman of the CRCAM de la Touraine et du Poitou** Deputy Chairman of the FNCA Deputy Chairman of the Caisse locale de la Vallée de l'Indre Director of Crédit Lyonnais and of Sofipar Director of Predica, representing Crédit Agricole S.A.	Director of Société Rue Impériale Director of Société ATTICA Director of the Centrale Titres de Mer Member of the Conseil Economique et Social

Pierre Bru Date of birth: 10 March 1950 No. of shares held: 3,257	25/05/2000	2007	Director Member of the Compensation Committee	**Chairman of the CRCAM Nord Midi Pyrénées** Chairman of Sodagri Director of Calyon, Inforsud Gestion, Chabrillac and Merico Deltaprint	Chairman of CR QUERCY ROUERGUE (absorbed by CR Nord Midi Pyrénées in May 2004) Chairman and Chief Executive Officer of INFORSUD GESTION (until December 2004) Chairman of: Commission Nationale de Négociation et de la Commission des Relations Sociales of the F.N.C.A (until December 2004), AGRICA (from January 1999 to December 2000), Deputy Chairman of the Association des Présidents de Caisses Régionales (until April 2001), Member of the Chambre d'Agriculture de l'Aveyron (from January 1989 to January 2001), Director of the SICA Habitat Rural (from September 1995 to March 2003), Member of the Comité Central C.I.C.A. (from 1997 to 2001), Director of Société des Caves de Roquefort (until 2003)
Philippe Camus Date of birth: 28 June 1948 No. of shares held: 1,364	18/05/2005	2008	Director Chairman of the Appointments Commitee Member of the Audit and Risks Committee	**Co-Manager of Lagardère SCA** Deputy Chairman and Deputy Chief Executive Officer of Arco Permanent representative of Largardère SCA in the Board of Directors of Hachette SA Permanent representative of Hachette SA in the Board of Directors of Hachette Distribution Services Permanent representative of Largardère Active in the Board of Directors of Lagardère Active Broadcast Director of Hachette Filipacchi Médias SA	Executive Chairman of EADS (until 12 May 2005) Director of Dassault (from 11 May 2005)
Alain David Date of birth: 12 March 1945 No. of shares held: 5,427	18/05/2005	2008	Director	**Chairman of the CRCAM d'Ille et Vilaine** Chairman of the Human Resources Commission of the FNCA Chairman and Director of the Caisse locale du Grand-Fougeray Director of Crédit Agricole Titres	Member of the Human Resources Commission of the FNCA Mayor of Grand-Fougeray Director of CIB, UEO and SADIV

Alain Diéval Date of birth: 3 December 1948 No. of shares held: 2,825	19/05/2004	2008	Director Member of the Audit and Risks Committee	**Chief Executive Officer of the CRCAM Nord de France** Chairman of Crédit Agricole Belge Chairman and Chief Executive Officer of Vauban Finance Director of Crédit Agricole Titres	General Counsel of CAMCA Chairman of Participex Member of the Development Commission (FNCA) and of the Marketing Piloting Committee. Member of the Promotion Orientation Committee (COP). Chairman of the Comité Régional des Banques Nord - Pas-de-Calais Member of the Management Board of Nordpicom Chairman of Club Télécom (until July 2004)
Xavier Fontanet Date of birth: 9 September 1948 No. of shares held: 3,273	29/11/2001	2008	Director Chairman of the Appointments and Governance Commitee and Member of the Strategic Committee	**Chairman and Chief Executive Officer of Essilor International** Director of Bénéteau, L'Oréal, Essilor of America Inc. (USA), EOA Holding Co Inc (USA), IMS – Entreprendre pour la Cité, Nikon-Essilor Co Ltd (Japan), Shangaï Essilor Optical Company Ltd (China), Transitions Optical Inc (USA), Transitions Optical Ltd (Irland) and Transitions Optical Holding B.V. (Netherlands)	Chairman of the Comité Ethique du Medef Chairman of the Conseil Exécutif du Mouvement des Entreprises de France (MEDEF) (until 2003) Director of Essilor Laboratories of America Holding (until 2003)
Roger Gobin Date of birth: 7 April 1945 No. of shares held: 1,402	25/5/2000	2006	Director Member of the Audit and Risks Committee	**Chairman of the CRCAM Atlantique-Vendée** Director of the Caisse locale de Pornic Chairman of S.A.S. Fireca Director of Pacifica, Crédit Agricole Leasing and Calyon	Chairman of the Fédération des CR Pays de Loire / Association (from 2001 to 2005)
Pierre Kerfriden Date of birth: 21 September 1946 No. of shares held: 50	17/12/1999	2007	Director Member of the Audit and Risks Committee	**Chief Executive Officer of the CRCAM du Finistère** Director of Crédit Lyonnais, CA Private Equity and Uni-Expansion Ouest S.C.R.	Manager of GICAB EQUIPEMENT (SARL) dissolved end of 2004 Chairman of GICAB (GIE) dissolved end of 2003 Director of CREDIT AGRICOLE BOURSE Director of SCT BRUNOY Director of MARINE 2 (SCA)
Daniel Lebègue Date of birth: 4 May 1943 No. of shares held: **50**	19/05/2004	2008	Director Member of the Audit and Risks Committee and of the Appointments and Governance Commitee	**Chairman of the Institut Français des Administrateurs** Chairman of Transparency Internationale (France) Director of Alcatel, Areva, Technip and Scor	Chief Executive Officer of the Caisse des Dépôts et Consignations (from 1997 to 2002)
Jean-Michel Lemétayer Date of birth: 2 June 1951 No. of shares held: 2,013	Nov 2001	July 2005	Director	**Chairman of the FNSEA** Member of the Conseil Economique et Social	Chairman of the: FNPLait (Fédération Nationale des Producteurs de Lait) CIDIL (Centre Interprofessionnel de Documentation et d'Information Laitières) CNIEL (Centre National interprofessionnel de l'Economie Laitière) First Deputy Chairman of the COPA and of the Chambre d'Agriculture d'Ille et Vilaine Deputy Chairman of the FDSEA

Bernard Mary Date of birth: 17 November 1947 No. of shares held: 4,930	29/11/2001	2006	Director Member of the Audit and Risks Committee	**Chief Executive Officer of the CRCAM Nord-Est** Director of CA Cheuvreux, Sofipar and Crédit Agricole Belge Permanent representative of the CRCAM Nord-Est, Chairman of Belgium CA	Director of Crédit Agricole Solidarité et Développement
Michel Michaut Date of birth: 6 March 1947 No. of shares held: 585	19/05/2004	2008	Director	**Chairman of the CRCAM Champagne Bourgogne** Chairman of Crédit Agricole Leasing	Director of CAMCA Chairman of the Fédération des CR de Bourgogne Managing partner of GAEC de la Baderie à Lixy Member of the Federal Bureau (FNCA) (from 2000 to 2004)
Jean-Pierre Pargade Date of birth: 28 July 1946 No. of shares held: 3,673	23/5/1996	2006	Director Member of the Compensation Committee	**Chairman of the CRCAM Aquitaine** Chairman of the Caisse locale de Samadet Director of Crédit Agricole Asset Management, Segespar and Pacifica Chairman of Foncaris Manager of Agri-Informatique Services	Chairman of CGEAL, Counsel of the Chambre d'Agriculture des Landes
Corrado Passera Date of birth: 30 December 1954 No. of shares held: 10	22/5/2002	2008	Director	**Deputy Director of Banca Intesa** Member of the Board of Directors of Olimpia S.P.A. and RCS MediaGroup Member of the Board of Directors and of the Executive Committee of the Comité exécutif of the Association Bancaire Italienne (ABI).	Deputy Director of Poste Italiane S.p.A. Member of the Board of Directors of Finmeccanica S.p.A.
Jean-Claude Pichon Date of birth: 10 September 1946 No. of shares held: 2,860 actions	25/5/2000	2008	Director Member of the Strategic Committee	**Chief Executive Officer of the CRCAM du Midi** Chairman of Predica and Predi Retraites Director of Pacifica, Europay-France Holding Eurocard and Apis CA	Deputy Chief Executive Officer of the Fédération Régionale du Crédit Agricole Mutuel de Languedoc-Roussillon Non-voting Director of Europay (2004) Deputy Chairman of the: Supervisory Board of the SNI, Management Board of SOFILARO (2004) Chairman of the Board of Directors of Sofilaro Participations (2004)
Henri Corbel Date of birth: 24 February 1951 No. of shares held: 932	June 2000	2006	Director representing the employees	**Head of Property Administration of UNIPAR** Chairman of the Supervisory Board of FCPE "Actions" (employee share ownership plan) Chairman of S.A. Viti-Management Director of Société Forestière (Caisse des Dépôts Group)	Chairman of S.A.S. Tour de Mons and S.A.S. Château de Santenay
Carole Giraud Date of birth: 15 November 1965 No. of shares held: 10	29/11/2001	2006	Director representing the Regional Banks employees	**Analyst of Tools and Technology Development Department and of the CRCAM Sud Rhône-Alpes**	Federal secretary of FGA-CFDT in charge of Crédit Agricole from 2000 to 2001

Michel Guermeur Date of birth: 8 August 1951 No. of shares held: 1	June 2003	2006	Director representing the employees	**Leasing Assistant of Crédit Agricole Leasing**	Union representative (*délégué syndical*) of Crédit Agricole S.A. Member of the workers' committee of Crédit Agricole S.A. Workers' representative (*délégué du personnel*) of Crédit Agricole S.A.
Henri Moulard Date of birth: 2 May 1938 No. of shares held: 10	22/5/2002 (Director) 05/2003 (Non-voting Director)	2006	Non-voting Director Chairman of the Audit and Risks Committee	**Chairman of Truffle Venture (Invest in Europe)** Chairman of HM et ASSOCIES (SAS) Non-voting Director of the Board of Directors of Crédit Agricole Indosuez and of Crédit Lyonnais Non-voting Director of GFI INFORMATIQUE Director of Elf-Aquitaine (SA), WAFABANK, UNIBAIL (SA), Burelle SA and BCM (Banque Commerciale du Maroc)	

- **Executive Committee of Crédit Agricole S.A. at July 1st, 2005**

	Main office within the company	**Main office outside the company** Other directorships	**Other details on expertise and experience over the last five years**
Jean Laurent	**Chief Executive Officer – Chairman of the Commitee**	Chairman of the Board of Directors of Calyon S.A. Chairman of the Board of Directors of Crédit Lyonnais S.A. Director of Banca Intesa Spa Director and Deputy Chairman of Banco Espirito Santo SGPS Director and Member of the Appointments and Compensation Committee of Groupe Danone S.A. Member of the Supervisory Board and of the Financial Committee of Eurazeo SAD Member of the Supervisory Board of M6 Télévision SAD Chairman of the Board of Directors of Institution Europlace de Finance Member of the Executive Committee of the Fédération Bancaire Française Member of the Board of the Association Française des Banques Member of the Board of the Conseil de Paris-Europlace Member of the bureau of the Association Française des Etablissements de crédits et des entreprises d'investissements	Deputy Chairman of Pacifica (from 1994 to 1999) Deputy Chairman of Prédica (from 1993 to 1999) Deputy Chairman of Banca Intesa (until 2004) Deputy Chief Executive Officer of the Caisse Nationale de Crédit Agricole (from February 1994 to May 1999) Director of Sofinco (from 1998 to 1999) Director of the Executive Committee of Cedicam (from 1994 to 1999) (Chairman from 1997 to 1999) Director of the Banque de Gestion Privée Indosuez (from April 1998 to April 2001) Director of the Union d'Etudes et d'Investissements (from March 1996 to March 2002) (Chairman from 1999 to 2002) Director of the Crédit Agricole Asset Management (from 1997 to 2002) Director of Segespar (from1994 to March 2002) (Chairman from 1999 to 2002) Director of Amacam (from 1994 to 2002) Director of SA Rue Impériale (from 2001 to Octobre 2003) Member of the Conseil National du Crédit et du Titre

Edouard Esparbes	**Deputy Chief Executive Officer**	Chief Executive Officer(non Director) of Calyon Director of the Banque Saoudi Fransi S.A. Director of CA Cheuvreux S.A. Director of Coface S.A. Director of Crédit Lyonnais S.A.	Chairman of SICAV Marianne (until 2004) Chairman and Director of Synergies (GIE) (until 2004) Deputy Chairman of Euro Securities Partners SAS (until 2004) Executive Director of the Caisse régionale Paris Ile-de-France (until 2004) Executive Director of the Domaine de la Sablonnière SARL (until 2004) Director and Deputy Chairman of CEDICAM (GIE) (until 2004) Director of SACAM SAS (until 2002) Director of SAPACAM (until 2002) Director of SCI CAM S.A. (until 2002) Director of SACAM CONSOMMATION 1 SAS (until 2002) Director of CIRECAM (GIE) (until 2004) Director of EUROPAY France S.A. (until 2004) Director of GECAM (GIE) (until 2004) Director of HOLDING EUROCARD S.A. (until 2004) Director of SOFINCO S.A. (until 2004) Member of the Executive Committee of TLJ SAS (until 2004) Member of the Strategic Committee of FIRECA (until 2004) Deputy General Counsel, member of the Development Commission of the FNCA (until 2004) Permanent representative of Caisse régionale Paris Ile-de-France, Director of Thomas Collet et Cie (until 2002) Permanent representative of Caisse régionale Paris Ile-de-France, Director of la Banque de Financement et Trésorerie (until 2004) Manager of CA Titres CNS (until 2004) Manager of l'Espace Didedot SARL (until 2004)

Georges Pauget	**Deputy Chief Executive Officer**	Chairman of Cedicam Chairman of TLJ SAS Chairman of Union-Editions SAS Chief Executive Officer of Crédit Lyonnais S.A. Director and Deputy Chairman of Pacifica S.A. Director and Deputy Chairman of Prédica S.A. Director of Bankoa S.A. Director of Banque de Gestion Privée Indosuez S.A. Director of Calyon Director of Europay France Director of Holding Eurocard Director of Predi Retraite	Chairman of Servicam SAS (until 2003) Chairman of the Union des Assurances Fédérales S.A. (until 2004) Executive Director of Caisse Régionale Pyrénées Gascogne (until 2002) Director of GECAM (GIE) Director of Crédit Agricole Indosuez S.A. (until 2003) Director of Crédit Agricole Indosuez Cheuvreux S.A. (until 2003) Director of Crédit Agricole Indosuez Cheuvreux Gestions S.A. (until 2003) Director of Crédit Lyonnais (until 2003) Director of Foncaris S.A. (until 2003) Director of Mercagentes, SA, SVB (until 2003) Director of SACAM SAS (until 2003) Director of SAPACAM SAS (until 2003) Director of SCI CAM (until 2003) Member of the bureau of the FNCA (until 2003) Permanent representative of Crédit Agricole S.A., member of the Supervisory Board of the Fonds de garantie des dépôts (until 2004)
Jacques Baudouin	**Deputy Chief Executive Officer of Crédit Lyonnais**	Chairman and Chief Executive Officer of Société lyonnaise d'investissement en valeur mobilières – SLIVAM Chairman and Chief Executive Officer of Trilion Director of Assurances Fédérales IARD S.A. Director of Crédit Agricole Asset Management S.A. Director of Crédit Logement S.A. Director of Pacifica S.A. Non-voting Director of Europay France	Deputy Chairman of the Supervisory Board of Crédit Lyonnais Asset Management S.A. (until 2003) Director of Crédit Lyonnais Asset Management S.A. (until 2004)
Alice Bec	**Head of Banking operation IT Department**	Head of information systems, customes services and flows and contracting of Crédit Lyonnais S.A. Director of Dynalion Technologies PEA Director of SILCA (GIE)	Member of the Executive Committee of Crédit Lyonnais S.A. (until 2004)

Jérôme Brunel	**Head of Human Resources**	Chairman of the Board of Directors of CA-AM Europe Développement Durable Director of IFCAM	Member of the Executive Committee of Crédit Lyonnais S.A. (until 2004)
Thierry Coste	**Head of Asset Management**	Chairman and Chief Executive Officer of CA AM Chairman and Chief Executive Officer of Segespar S.A. Chairman of Systeia Capital Management SAS Chairman of Crédit Lyonnais Asset Management Immobilier Chairman of CA-AM Hong-Kong LTD Chairman of CA Lazard Financial Products LTD Officer of CA Lazard Financial Products Bank Officer of CA-AM Japan LTD Director and Deputy Chairman of BFT S.A. (Banque Financement et Trésorerie) Director of CA Cheuvreux S.A. Director of Crédit Agricole Investor Services Holding S.A. Director of Euro Services Partners SAS Director of IDEAM SAS Director of UNIGER Permanent representative CA-AM, Chairman of Crédit Agricole Alternative Investment Products Group SAS Member of the Supervisory Board of CA Titres (SNC) Member of the Disciplinary Commission and of the Commission of the Market Organisation of the Autorité des Marchés Financiers	Chairman and Chief Executive Officer of Crédit Lyonnais Asset Management S.A. (until 2004) Deputy Chief Exectutive Officer of Crédit Agricole S.A. (until 2003) Director of Banque de Gestion Privée Indosuez S.A. (until 2003) Director of Predica S.A. (until 2003) Director of Sicovam S.A. (until 2003) Director of Euroclear PLC S.A. (until 2004) Director of Predi Retraites S.A. (until 2004) Permanent representative of Segespar, Chairman of Finasic SAS (until 2004) Permanent representative of CA-AM, Chairman of Valinter VI SAS (until 2004) Permanent representative of CA-AM, Chairman of Valinter V SAS (until 2004)

Ariberto Fassati	**Group Executive Officer of Crédit Agricole S.A. for Italy**	Deputy Chairman of Calyon Bank (Egypt) S.A. Deputy Chairman of CA Investor Services Bank Luxembourg S.A. Deputy Chairman of Crédit Agricole Indosuez Luxembourg S.A. Director of AXA Assicuratzioni SPA Director of Banca Intesa SPA Director of Crédit Agricole Asset Management Director of Crédit Agricole Suisse Director of Crédit Foncier de Monaco S.A. Director of Lafarge Adriasebina	Chairman of Fastnet Italia SPA (until 2003) Chairman of Calyon Financial INC. (until 2004) Chairman of Crédit Agricole Alternative Investment Products Group SGR SPA (until 2004) Chairman of Crédit Agricole Asset Management SGR SPA (until 2004) Chairman of Crédit Agricole Cheuvreux Italia SIM SPA (until 2004) Chairman of Crédit Agricole Indosuez Private Banking SPA (until 2004) Chairman of IAF SPA Istituto Fiduciario SPA (until 2004) Chairman of the Board of Directors of Selezione E Distribuzione SIM S.A. (until 2004) Chairman of the Board of CAI Holding Italie Due SRL (until 2004) Deputy Chief Executive Officer of Calyon (until 2004) Director of Crédit Agricole Cheuvreux S.A. (until 2004)
Jérôme Grivet	**General Counsel of Calyon**	Chairman of SNGI S.A. Director of Banque Themis S.A. Director of Trilion Permanent representative of Calyon, Director of Fletirec	Director of Finalion S.A. (until 2004) Director of Seliance S.A. (until 2004) Head of Strategy and Developement Department of Crédit Agricole S.A. (until 2004)
Gilles Guitton	**General Counsel**	Chairman of the festival « Paris quartier d'été » Chairman of of FBF's Money laundering and Terrorism Committee Chairman of the Executive Committee of Groupement des Cartes Bancaires (GIE) Deputy Chief Executive Officer of Segespar S.A. Member of the Supervisory Board of the Fonds de garantie des dépôts Director of Atria Capital Partenaires S.A. Director of Clear Channel SAS	Chairman of the Association « Côté 9ème » (from 1999 to 2000) Deputy Chairman of the Management Board of Crédit Industriel et Commercial (until September 2000) Chief Executive Officer of the Fédération Bancaire Française (from 2000 to 2003) Chief Executive Officer of the Association Française des Banques (from 2000 to 2003) Chief Executive Officer of the Association Française des Etablissements de crédit & des entreprises d'investissement (from 2000 to 2003) Director of Paris-Ile de France capitale économique (until 2001) Director of Banque Transatlantique until Septembre 2000 Director of Banque de Tunisie (until Septembre 2000) Member of the Conseil des marchés financiers (from 1988 to 2004) Member of the Executive Committee of MEDEF (from 2001 to 2003) Member of the Comité de la réglementation bancaire et financière (until Octobre 2003)

Jean-Frédéric de Leusse	**Head of International Retail Bank and Capital-Investment**	Chairman and Chief Executive Officer of Cape Holding S.A. Chairman of the Board of Directors of IDIA Participation S.A. Chairman of the Board of Directors of Unipar SAS Chairman and Director of Sofipar S.A. Member of the Supervisory Board of Lukas Bank S.A. Member of the Supervisory Board of Crédit Agricole Private Equity Director of Banca Intesa SPA Director of Banco Espirito Santo S.A. Director of Banque Libano Française SAL Director of BSF Banque Saudi Fransi Chairman of the Supervisory Board of Crédit du Maroc Chairman of the Supervisory Board of De Dietrich Permanent representative of the Compagnie Française de l'Asie, Director of CAI Egypt Permanent representative of Crédit Agricole S.A., Director of Sofiproteol S.A. Permanent representative of Crédit Agricole S.A., Director of Unigrains	President of CA Grands Crus SAS (until 2005) Chairman and Chief Executive Officer of Sofipost (until 2001) Chairman and Chief Executive Officer of Crédit Lyonnais Private Equity Holding S.A. (until 2004) Member of the Executive Committee, Head of Department in charge of the development of new services of La Poste Group (until 2001) Chief Executive Officer of the Fédération nationale de Crédit Agricole (until 2001) Chief Executive Officer of SACAM Participations SAS Director of Cedicam (until 2004) Director of DIFCAM (until 2004) Director of Eurocard Holding S.A. (until 2004) Director of Eurocard Holding S.A. (until 2004) Director of the Fondation « Pays de France » (until 2004) Director of TLJ SAS (until 2004) Member of the Executive Committee of GIE Cartes bancaires (until 2004) Member of the Executive Committee of the Groupement Européenne des Banques Coopératives (GIE) (until 2004) Member of the Executive Committee of Adicam (until 2004) Member of the Conseil national du crédit et du titre in charge of business activities for professional organisations Member of the Conseil supérieur d'Orientation au Conseil Supérieur du Notariat (until 2004) Censor of Pacifica (until 2004) Censor of Predica (until 2004)
Marc Litzler	**Chief Executive Officer of Calyon**	Chairman of CA Cheuvreux Chairman of Calyon Financial INC Chairman of CLSA BV Manager of Copernic Co-manager of MLFG	No other corporate responsabilities
Gilles de Margerie	**Executive Officer Group Finance – Executive Officer Group Risks**	Chairman and Chief Executive Officer of Crédit Agricole Alternative Director of Cineteve S.A. Director of Crédit Agricole Investor Services Holding S.A. Member of the Supervisory Board of Finaref	Chairman of CAI Preferred Funding LLC Deputy Chief Executive Officer of Crédit Agricole S.A. (until 2003) Deputy Chief Executive Officer, Finance Executive Officer, member of the Executive Committee of Crédit Agricole Indosuez (until 2000) Director of CPR S.A. Director of ISIS Director of Crédit Agricole Cheuvreux (until 2004)

Bernard Michel	**Director of Operation and Logistics**	Chairman of AEPRIM SAS Chaiman of Progica SAS Chairman of SILCA (GIE) Chairman and Chief Executive Officer of Crédit Agricole Immobilier S.A. Chairman of the Board of Directors of Transfact S.A. Chairman of the Board of Directors of UNIMO S.A. Chairman of the Supervisory Board of CPR Billets Chairman of the Conseil de surveillance des Systèmes technologiques d'échange et de traitement SAS Chairman of the Supervisory Board of Unibiens S.A. Chairman of the Commission de Gestion Provisoire de la Caisse régionale de la Corse Director of Cedicam Director of Cholet Dupont S.A. Director of Corelyon S.A. Director of Euro Securities Partners SAS Member of the Supervisory Board of Sopra Group Member of the Executive Committee of TLJ SAS	Chairman of SIGMA 12 S.A.S. (until 2004) Chairman of the Board of Directors of Crédit Agricole Indosuez Cheuvreux Gestion S.A. (until 2003) Deputy Chief Executive Officer of Crédit Agricole S.A. (until 2003) Executive Officer of Crédit Agricole Lazard Financial Products Bank LTD (until 2004) Director of Banque de Gestion Privée Director of Uniger S.A. Director of Foncaris S.A. Director of Indocam S.A. Director of Hayaux du Tilly S.A. Director of Crédit Agricole Asset Management Director of CPR Director of Crédit Agricole Lazard Financial Products LTD (until 2004) Director of Ucabail S.A. (until 2004) Member of the Supervisory Board of Dynabourse S.A. Permanent representative of Crédit Agricole S.A., Director of Delfinances S.A. Permanent representative of Crédit Agricole S.A., Director of UI Non-voting Director of Cholet Dupont S.A. (until 2004)
Yves Perrier	**Deputy Chief Executive Officer of Calyon**	Director of CLSA B.V. Director of Crédit Agricole Cheuvreux S.A.	Chairman of Crédit Agricole Cheuvreux (until 2004) Director of Calyon Capital Market Asia BV (until 2005) Member of the Executive Committee of Crédit Lyonnais (until 2004) Member of the Supervisory Board of Crédit Lyonnais Asset Management S.A. (until 2003) Head of Group Risks of Crédit Agricole S.A. (until 2004)

Patrick Valroff	**Head of Specialized Financial Services**	Chairman of Valris S.A. Chairman and Chief Executive Offcier of Sofinco S.A. Chairman of the Supervisory Board of Eurofactor Chairman of the Supervisory Board of Finaref Director of Crédit Agricole Leasing S.A. Co-Manager of Sofincar SNC Co-Manager of Sofinroute SNC Permanent representative of Sofinco, Director of Creserfi	Chairman de Sofegide S.A. (until 2004) Chairman of the Supervisory Board of Lixxbail Groupe (until 2004) Chairman of the Strategy Executive Board of Financière Européenne d'Affacturage SAS (until 2005) Director of la Mondiale Partenaire S.A. (until 2003) Permanent representative of Sofinco, Director of « Bois sauvage Nederlands BV » (until 2004)
Marc Ghinsberg	**Head of Budget, Management Control and Shareholdings; Head of Strategy and Development; secretary of the Executive Committee**	Chairman of Banque de Financement et de Trésorerie Chairman of Crédit Agricole Bourse Chairman of Sacam Consommation 1, Sacam Consommation 2, Sacam Consommation 3 Chairman of Sopar Chairman and member of the Management Committee of Delfinances Director of Banque de Gestion Privée Indosuez S.A. Director of Crédit Agricole Asset Management S.A. Director of Ucabail Member of the Executive Committee of Crédit Agricole Solution Groupe Services SAS Member of the Supervisory Board and Chairman of the Audit Committee of Crédit du Maroc Member of the Strategy Committee of Fireca SAS Non-voting Director of Pacifica S.A. Non-voting Director Pleinchamp SAS Non-voting Director of Predica S.A. Permanent representative of Crédit Agricole S.A., Director of Cape Holding	Director of UNICEFI 75 (until 2003) Director of Segespar (until 2004) Director of Crédit Lyonnais Asset Management S.A. (until 2004) Member of the Supervisory Board of FPC Avenir Crédit Agricole (until 2004) Member of the Management Committee of Progica (until 2004) Member of the Strategy Committee of Cario (until 2004)

- **Family relationships among the members of the Board of directors and/or the Executive Committee of Crédit Agricole S.A.**

None

- **Conviction of the members of the Board of directors or of the members of the Executive Committee in relation to fraudulent offences for at least the previous five years**

  None

- **Bankruptcy, receiverships or liquidation with which the members of the Board of directors or the members of the Executive Committee were associated**

  None

- **Official public incrimination and/or sanction against the members of the Board of directors or the members of the Executive committee:**

  A proceeding was initiated in the beginning of May 2004 by the CONSOB against the Italian bank BANCA INTENSA, its directors and executive officers and those directors and executive officers in office at that time at CARIPLO, COMIT and BAV for a period running from the beginning of 1999 to the end of 2002.

  As part of such proceedings, Mr. Jean Laurent, Chief Executive Officer of Crédit Agricole S.A. and Mr. Ariberto Fassati, member of the Executive Committee, received in March 2005 from the Italian Ministry of Economy and Finances, a notice of a fine in the amount of a 33,800 euros for Mr. Laurent and of 24,800 euros for Mr. Fassati, for breach of, or inappropriate internal procedures of the Italian banks mentioned above with respect to information provided to customers and adaptation of the products to customers. An appeal of these decisions was filed with the Milan Court of Appeals.

- **Conflicts of interests within the administrative, management, and supervisory bodies and senior management**

  It is reminded that certain members of the Board of directors of Crédit Agricole S.A. are corporate officers of SAS Rue La Boétie (which holds approximately 54% of the share capital of Crédit Agricole S.A.) or of the Regional Banks in which Crédit Agricole S.A. owns a 25% interest.

➢ Remuneration and benefits

Corporate officers' pension scheme:

No specific schemes have been set up for the corporate officers. These officers benefit from the supplemental retirement scheme set up for the principal executives of the Group, consisting of a differential scheme, which complements the pensions acquired through general and additional mandatory schemes during their career inside or outside the Crédit Agricole Group.

The total amount of pensions shall be payed to such corporarate officers only if the beneficiary remains with the Group until the end of his career. This scheme was established in 1990.

Provisions are made globally each year (without specific calculation for corporate officers), on the basis of profiles established based on the beneficiaries' characteristics (average age, average pay, typical carreer in order to recreate the pension rights of the general schemes).

> Board practices

There is no service contract between the members of the administrative or supervisory bodies and Crédit Agricole S.A., or any of its subsidiaries.

Crédit Agricole S.A. complies with the French corporate governance system in force. The details are explained in the report of the President of the Board of directors to the General Meeting of 18 May 2005, and fully retranscribed in the shelf-registration document filed with the AMF on 17 March 2005 under registration number D.05-0233.

> Employees

As at 31 December, 2002*, the number of employees of Crédit Agricole S.A. amounted to 22,000 employees, divided up as follows:

- French retail banking: 13 % (including specialized financial services)
- Corporate and investment banking: 42 %
- International retail banking: 17 % (including specialized financial services)
- Asset management, insurance and private banking: 19 %
- Proprietary asset management and other activities: 9 %.

Among which nearly 55 % in France and 45 % abroad.

* *i.e.* before the acquisition of Crédit Lyonnais.

> Major shareholders

The control of Crédit Agricole S.A. is described in the shelf-registration document filed with the AMF on 17 March, 2005 under registration number D.05-0233 in Chapter 3 "Corporate Governance and internal control". The composition of the Board of directors, which assigns the representatives of the Regional Banks of Crédit Agricole 62% of the seats of directors on the Board, is the result of the largest shareholder's will (SAS Rue La Boétie, which is owned by the Regional Banks, and held 55% of the voting rights on 31 December, 2004) to give the Regional Banks a broad representation to reflect the Crédit Agricole Group's decentralized structure.

Four seats are taken by outside Directors. The outside Directors play an extremely important role on the Board. In particular, three ouside Directors are chairmen of the Board's special committees (Audit and risks, Compensation, Appointments and Governance).

> Legal and arbitration proceedings

Bernard Tapie – Adidas

In the Bernard Tapie – Adidas case, the proceedings before the Paris Court of Appeal regarding the petition to lift the stay of proceedings was suspended in November 2004 to allow a mediation procedure at the request of Bernard Tapie Finance's (BTF) liquidators.

As a result of the failure of the mediation initiated in 2004, the proceedings before the Paris Court of Appeal resumed, and the case was heard by the Court.

Dapta Mallinjoud

The *Commissaire à l'Exécution du Plan* of the companies of the IFI Dapta Mallinjoud Group initiated proceedings against Clinvest (now CDR), and Crédit Lyonnais on 30 May 2005, before the Commercial Court of Thiers, on the grounds of Article 1382 of the French Civil code (civil liability) for alleged faults relating to the insufficient assets of such companies.

The plaintiff seeks the joint liability of Crédit Lyonnais and CDR for damages and interest. Considering how long these facts have occurred, Crédit Lyonnais and CDR carry on their investigations in order to prepare efficiently their defense.

> Significant change in the issuer's financial or trading position

No significant change has occurred in the Credit Agricole S.A. Group's financial or trading position since March 31, 2005 (date of the last published interim financial information).

> Additional information

- **Authorisations to effect capital increases**

Information required by Order No. 2004-604 of 24 June 2004 reforming the system applicable to negotiable securities.

The resolutions of the Combined General Meeting of the shareholders held on 19 May 2004 (presented in the shelf-registration document on pages 83-84) have been deprived of effect after the vote of the resolutions of the Combined General Meeting of the shareholders held on 18 May 2005.

The 16th, 17th and 18th resolutions had not been used. However, the 19th resolution (capital increases reserved for employees) was implemented by the Board of Directors on 8 March 2005 and is the subject of an on-going issuance of shares.

<u>Table summarizing authorisations</u> in force granted by the General meeting of shareholders to the Board of Directors **to effect capital increases** and use made of such delegations during the year:

General Meeting	Delegations of authority	Purpose of delegation and duration	Use as of 30 June 2005
Combined GM of 18 May 2005			
· 17th Resolution	Capital increase by issuance of ordinary shares or any other negotiable securities giving immediate and/or future access to the share capital, with pre-emptive subscription right retained.	All powers given to the Board of Directors to decide any capital increase and authority, with the faculty to subdelegate to the Chief Executive Officer, or with his consent, to one or more Deputy Chief Executive Officer(s), to: · determine the form and characteristics of the negotiable securities, the issue dates, deadlines and issuance procedures; · determine the issue price, amounts and effective date, etc... within the following limits: · the total nominal amount of the capital increases shall not exceed €2 billion or the equivalent value thereof; · the total nominal amount of debt securities granting rights to the share capital shall not exceed €5 billion or the equivalent value thereof. Valid for a term of 26 months.	None
· 18th Resolution	Capital increase by issuance of ordinary shares or any other negotiable securities giving immediate and/or future access to the share capital, with pre-emptive subscription right waived.	All powers given to the Board of Directors to decide any capital increase and authority, with the faculty to subdelegate to the Chief Executive Officer, or with his consent, to one or more Deputy Chief Executive Officer(s), to: · determine the form and characteristics of the negotiable securities, the issue dates, deadlines and issuance procedures; · determine the issue price, amounts and effective date, etc... within the following limits: · the total nominal amount of the capital increases shall not exceed €900 million or the equivalent value thereof; · the total nominal amount of debt securities granting rights to the share capital shall not exceed €5 billion or the equivalent value thereof ; · the combined total shall not exceed the unused portion of the limits set in the 17th resolution. Valid for a term of 26 months.	None
· 19th Resolution	Capital increase by capitalizing reserves, profits, share premiums or other items.	All powers given to the Board of Directors to decide any capital increase and authority, with the faculty to subdelegate, to determine the amount and type of monies to be capitalized in the share capital, determine the number of new shares to be issued, establish the dates, etc... within the following limit: the total nominal amount of the capital increases that may be completed pursuant to this authorization shall not exceed €3 billion and is independent from the global ceiling set forth in the 17th and 18th resolutions; Valid for a term of 26 months.	None

· 20th Resolution	Capital increases reserved for employees of the Crédit Agricole Group who are members of a Group employee share ownership plan	All powers given to the Board of Directors to carry out any capital increase(s), with the faculty to subdelegate, and to determine the terms and conditions and procedures, etc... Within the following limits: · the total nominal amount of the capital increase(s) that may be completed pursuant to this authorization shall not exceed €150 million; · the subscription price of the shares may neither be more than the average price quoted on the Euronext Eurolist during the twenty trading days preceding the date of the decision fixing the opening date of the issue, nor more than 20% lower than this average. Valid for a term of 26 months.	Issuance in progress*
· 21th Resolution	Capital increases reserved for Société Crédit Agricole International Employees	All powers given to the Board of Directors, with the faculty to subdelegate, to determine the number of shares to be issued, establish the dates and any other terms and conditions, etc... Within the following limits: · the total nominal amount of the capital increase(s) shall not exceed €40 million; · the subscription price for the new shares shall be the same as the price at which the shares will be offered to other Group beneficiaries (20th resolution), and shall not be more than 20% lower than the average quoted price of the share on the Euronext Eurolist during the twenty trading days preceding the decision. This authorization shall expire on the day of the annual General Meeting called to approve the financial statements for the year ending 31 December 2005.	Issuance in progress*
· 22th Resolution	Capital increases reserved for the employees of the Crédit Agricole Group belonging to a Group employee share ownership plan in the United States	All powers, with the faculty to subdelegate, to determine the number of shares to be issued, establish the dates and the procedures, etc... Within the following limits: · the total nominal amount of the capital increase(s) shall not exceed €40 million; · the subscription price for the new shares shall be equal to the higher of 85% of the average opening price of the share on the Euronext Eurolist during the twenty trading days preceding the day of the decision...or 85% of the average quoted price of the share on the day of the decision etc... Valid for a term of 18 months	Issuance in progress*

* The Board of Directors has decided, at its meeting of 18 May 2005, to use the 20th, 21 th, and 22 th resolutions approved by the Combined General Meeting of the shareholders held on 18 May 2005, in order to complete the 8 March 2005 decision above mentioned and achieve the capital increase reserved to the employees of the Crédit Agicole Group for 2005.

This operation relates to a maximum capital increase amount (share premiums included) of €400 million, for a maximum par value of €100 million. It should be completed by August 2005.

- **The corporate purpose of the Company** is stipulated in section 3 of the by-laws.

> Material Contracts

Within the framework of its initial public offering, Crédit Agricole S.A. (previously named the *Caisse Nationale du Crédit Agricole*) entered in 2001 into a *Protocole* with the Regional Banks notably to organise the Crédit Agricole Group's internal relations. Under the *Protocole*, the parties agreed in particular to establish a Fund for liquidity and solvency banking risks (the "Fund"), the aim of which is to enable Crédit Agricole S.A. to fulfil its duties as central body of the Group by providing assistance to the Regional Banks in difficulties. The main provisions relating to the Fund are described in Chapter III of the *Document de Référence* of Crédit Agricole S.A. filed with the Commissions des operations de bourse on October 22, 2001 under R.01-453

In addition, since the 1988 transformation of the *Caisse Nationale du Crédit Agricole* in a mutualisation process, the Regional Banks have undertaken that, in the event of certain insolvency and similar events in respect of Crédit Agricole S.A., the Regional Banks will intervene in favor of third party creditors of Crédit Agricole S.A. to cover any shortage of assets. The potential liability of the Regional Banks under this guarantee is equal to the aggregate of their share capital and earnings.

> Documents on display

The financial information, annual reports, shelf-registration documents ("*Documents de référence*") and their updates, for the current financial year and the five preceding financial years, are available on the company website: www.credit-agricole-sa.fr. A copy of the by-laws of Crédit Agricole S.A. may be consulted at the registered office, 91-93 boulevard Pasteur – 75015 Paris.

4. Cross-reference table

The following table cross-references this document with (i) the main headings required under the Commission regulation No 809/2004 implementing Directive 2003/71/EC (referred to as the "Prospectus Directive") and (ii) the pages in the Shelf-Registration Document number D.05-0233 (the "SRD") and its updates ("A.01", "A.02" and "A.03") updated by the present document.

European Legislation[1]	[illegible]	[illegible]
1. Persons Responsible		
• Persons responsible for information	p. 200 SRD, p. 2 A.01, p. 3 A.02 and p. 3 A.03	p. 3
• Statements by the person responsible	p. 200 SRD, p. 2 A.01, p. 3 A.02 and p. 3 A.03	p. 3
2. Statutory Auditors	p. 200 SRD, p. 2 A.01, p. 3-4 A.02 and p. 3-4 A. 03	p. 4
3. Selected Financial Information	p. 6-8, 31 and 47 SRD, p. 9 and 24 A.01 and p. 7 and 14 A 0.3	
4. Risk factors	p. 60-75 SRD	
5. Information about the Issuer		
• History and development of the Issuer	p. 9, 12-13, 53, 57-59, 109-110, 182 and 206 SRD, p. 27-32 A.01, p. 36-37 A.02 and p. 7-52 A.03	
• Investments	p. 28-29, 57-59 and 109-110 SRD, p. 6-7 and 56-57 A.01, p. 36-37 A.02 and p. 51-52 A.03	p. 7-8
6. Business overview		
• Principal activities	p. 16-25 and 59 SRD	p. 8
• Principal markets	p. 35 to 46 and 159 to 161 of the SRD, pages 10 to 23 and 107 to 109 of A.01.	

[1] The European legislation comprises the Directive 2003/71/CE of the European Parliament and the Council of 4 November 2003 on the prospectus to be published when securities are offered to the public or admitted to trading and the corrigendum to Commission Regulation (EC) No 809/2004 of 29 April 2004 implementing the Directive.

European Legislation	Page no. in the shelf-registration document and its updates	Page no. in this document
7. Organisational structure		
• Description of the Group and significant subsidiaries	p. 14-15, 61, 108-109 and 124-133 SRD and p. 10-12 and 72-81 A.01	p. 9-11
• Dependence relationships within the Group		p. 9
8. Property, Plants and Equipment	p. 140 SRD and p. 88 A.01	p. 11
9. Examination of the financial situation and the profit		
• Financial condition	p. 28-59 SRD, p. 6-32 A.0.1 and p. 7-49 A.03	
• Operating results	p. 30-59 SRD, p. 6-32 A.0.1 and p. 7-49 A.03	
10. Capital resources		
• Information on the capital resources (both short and long term)	p. 6-7, 47-49, 146-148 and 174 SRD, p. 24-26 and 94-96 A.01, p. 6-7 A.02 and p. 44 A.03	
• Explanation of the sources and amounts of the cashflows	p. 7, 48-49, 60-61 and 144-145 SRD, p. 25-26, 36 and 92-93 A.01 and p. 39 A.03	
• Information on the borrowing requirements and funding structure	p. 60-61, 142-145 and 186 SRD and p. 64 et 90-93 A.01	
• Information regarding the anticipated sources of funds needed to fulfil commitments relating to investment decisions		p. 8
11. Research and development	N/A	
12. Trend information	p. 53 SRD and p. 27 A.0.1	p.11
13. Profit forecasts or estimates	N/A	
14. Administrative, management, and supervisory bodies and senior management		
• Information concerning the administrative and management bodies	p. 98-102 SRD	p. 11-28

European Legislation	Page no. in the shelf registration document and its updates	Page no. in this document
• Conflicts of interest		p. 28
15. Remuneration and benefits	p. 98-99 SRD	p. 28
16. Board practices		
• Date of expiration of the current term office	p. 99-101 SRD	p.15-20
• Service contracts		p. 29
• Audit and remuneration committees	p. 88-90 SRD	
• Compliance with corporate governance	p. 86-87 SRD	p. 29
17. Employees		
• Number and breakdown of employees	p. 76-81 SRD	p. 29
• Shareholdings and stock options	p. 98-99 SRD	
• Arrangements for involving the employees in the capital of the Issuer	p. 186-188 SRD	
18. Major shareholders	p. 8, 86-87 and 185 SRD	p. 29
19. Related party transactions	p. 88, 108-109 and 189-190 SRD	
20. Financial information concerning the Issuer's assets and liabilities, financial position and profits and losses		
• Historical financial information	p. 103-167 and 202-203 SRD, p. 3-4 and 51-115 A.01, p. 4-5 A.02 and p.4-5 A.03	
• Proforma financial information	p. 30 et 202-203 SRD and p. 3-4 and 8 A.01	
• Financial statements	p. 169-180 SRD	
• Auditing of historical annual financial information	p. 166-167, 179-180 and 202-203 SRD, p. 3-4 et 114-115 A.01, p. 4-5 A.02 and p. 4-5 A.03	
• Interim and other financial information	A.03	

European Legislation	Page no. in the shelf-registration document and its updates	Page no. in this document
• Dividend policy	p. 8, 10 and 186 SRD	
• Legal and arbitration proceedings	p. 73-75 SRD	p. 30
• Significant change in the issuer's financial or trading position		p. 30
21. Additional information		
• Share capital	p. 8, 52, 83-84, 185, 187 SRD	p. 30-33
• Memorandum and articles of association	p. 86-90 and 182-186 SRD	p. 33
22. Major contracts	p. 108-109 and 189-190 SRD	p. 33
23. Third party information and statement by experts and declarations of any interest	N/A	
24. Documents on display	p. 182 SRD	p. 33
25. Information on holdings	p. 14-15 and 16-25 SRD	

N/A = non applicable.

Crédit Agricole S.A.
A French limited company with a share capital of €4,420,567,311
Paris Trade and Company Registry No. 784 608 416
91-93, boulevard Pasteur – 75015 Paris
Tel. +33 (0)1 43 23 52 02
www.credit-agricole-sa.fr

Crédit Agricole S.A.
File No. 82-34771

Exhibit 1.2

Update of the 2004 *Document de reference*

September 15, 2005

Please see attached English-language translation.





Update A.05

Financial review at 30 June 2005

Crédit Agricole S.A.



CRÉDIT AGRICOLE S.A.

contents


AMF

The original French version of this document was registered with the *Autorité des Marchés Financiers* (AMF) on 15 september 2005, in accordance with Book II of its General Regulations. It supplements the shelf-registration document filed with the AMF on 17 March 2005 under registration number D.05-0233. It may be used in support of a financial transaction unless accompanied by a transaction circular approved by the AMF.

1

PERSON RESPONSIBLE FOR UPDATE AND PERSON RESPONSIBLE FOR FINANCIAL INFORMATION

Person responsible for update

Mr Georges Pauget, Chief Executive Officer, Crédit Agricole S.A.

Statement by the person responsible for update

"After all due diligence, to the best of my knowledge the information provided in this document is true and accurate, contains all the facts requires for investors to make an informed assessment on the company's assets, operations, financial condition, earnings, and outlook, and contains no omissions liable to impair their significance.

Crédit Agricole S.A. has received a letter of completion of work from its Statutory Auditors, in which the Auditors state that they have audited the information on the company's financial position and historical accounts contained in this update, in accordance with professional standards applicable in France."

Signed in Paris, 15 September 2005

Georges Pauget
Chief Executive Officer Crédit Agricole S.A.

Person responsible for financial information

Mr Denis Kleiber

Head of Investor Relations
Group Financial Division Crédit Agricole S.A.
Telephone: +33 1 43 23 26 78

STATUTORY AUDITORS

Persons responsible for audit

STATUTORY AUDITORS

Barbier Frinault et Autres Ernst & Young	PricewaterhouseCoopers Audit
Represented by Valérie MEEUS	Represented by Gérard HAUTEFEUILLE
41, rue Ybry 92576 Neuilly-sur-Seine Cedex	63, rue de Villiers 92200 Neuilly-sur-Seine Cedex
Statutory Auditors, members of "Compagnie Régionale des Commissaires aux Comptes de Versailles"	Statutory Auditors, members of "Compagnie Régionale des Commissaires aux Comptes de Paris"

ALTERNATES

Alain GROSMANN	Pierre COLL
41, rue Ybry 92576 Neuilly-sur-Seine Cedex	63, rue de Villiers 92200 Neuilly-sur-Seine Cedex

BARBIER FRINAULT et AUTRES was appointed Statutory Auditor at the Ordinary General Meeting of 31 May 1994 for a term of six years, which was renewed for a further six years at the Ordinary General Meeting of 25 May 2000.

BARBIER FRINAULT et AUTRES, represented by Valérie MEEUS, has been a member of the Ernst & Young network since 5 September 2002.

Alain GROSMANN was appointed Alternate Auditor at the Ordinary General Meeting of 31 May 1994 for a term of six years, which was renewed for a further six years at the Ordinary General Meeting of 25 May 2000.

The following auditors were appointed at the Ordinary General Meeting of 19 May 2004 for a term which expires at the Ordinary General Meeting called to approve the financial statements for the year ending 31 December 2005:

PricewaterhouseCoopers Audit, Statutory Auditors;
PricewaterhouseCoopers Audit is represented by Gérard HAUTEFEUILLE;
Pierre COLL, Alternate Auditor.

2

2-1 Crédit Agricole S.A. report on the first half 2005

Crédit Agricole S.A. achieved strong growth in the first half of 2005 in a mixed economic and financial climate. Net income (Group share) amounted to €1,865 million, an increase of 31.3% on the first half of 2004 (under comparable standards). Annualised ROE was 15.9%.

This performance reflects solid growth in gross operating income (up 11.5%), an improvement in the cost/income ratio, a further decrease in risk-related costs to an all-time low, a significant increase (27.2%) in the contribution from equity affiliates and a substantial improvement in profitability.

The Group has undergone extensive changes since the integration of Crédit Lyonnais was finalised. The 2005 financial year is the first full year of the Group's new configuration. Each business line contributed to this growth, which was underpinned by solid business momentum at the Regional Banks and Crédit Lyonnais, strong expansion in asset management and specialised financial services and a sharp increase in revenues from corporate and investment banking and international retail banking.

CRÉDIT AGRICOLE S.A. GROUP: PRESENTATION OF FINANCIAL STATEMENTS

Changes of accounting principles and methods: application of the new IAS/IFRS standards

Pursuant to EC Regulation 1606/2002 adopted by the European Union on 19 July 2002, with effect from the financial years commencing after 1 January 2005, the consolidated financial statements of Crédit Agricole S.A. are prepared in accordance with International Financial Reporting Standards (IFRS) applicable as of 30 June 2005. The Group also applies the recommendation issued by the Committee of European Securities Regulators (CERS) on 30 December 2003 as required by the AMF recommendation of 6 July 2004 on the transition to IFRS.

Note 1 in the Notes to the Financial Statements ('Accounting principles') describes the principles adopted by the Group and the methods of application.

PREPARATION OF FIGURES

The date of transition to IFRS is 1 January 2004 for all standards with the exception of IAS 32 and 39 and IFRS 4, which are applicable as from 1 January 2005. Consequently, French GAAP/IFRS reconciliations with the 2004 figures have been made excluding IAS 32 and 39, in accordance with the regulations.

However, in the interests of comparability, comparative figures for the first half of 2004 have been estimated including the impact of IAS 32 and 39 and IFRS 4. These estimates have not been reviewed by the auditors.

Data on the impact of IAS/IFRSs applicable as of 1 January 2005 and data for the first half of 2005 are now broadly definitive based on the standards applicable as of 30 June 2005.

Hence, the financial statements are presented in two formats:

- a set of audited 'regulatory' financial statements showing the accounts for the six months to 30 June 2005 under IFRS (complete standards) and the 2004 accounts restated under IFRSs applicable in 2004 (i.e. excluding IAS 32 and 39 and IFRS 4). As a result, the figures for these two periods are not directly comparable;
- a set of financial statements for purposes of comparability showing the accounts for the six months to 30 June 2005 and the 2004 accounts under comparable standards. These figures have not been reviewed by the auditors.

Unless otherwise indicated, in this report for the first half of 2005, the analysis of changes is based on comparable standards; these changes have been calculated by comparison with 2004 figures estimated in accordance with IAS/IFRS, including IAS 32 and 39 and IFRS 4.

IMPACT OF IAS/IFRS ON THE CONSOLIDATED FINANCIAL STATEMENTS OF CRÉDIT AGRICOLE S.A. IN 2004 AND AT 1 JANUARY 2005

The impact from the transition to IAS/IFRS on shareholders' equity and on income for the year ended 31 December 2004 was reported separately by Crédit Agricole S.A. in a document dated 22 April 2005, which was incorporated into update A02 of the Crédit Agricole S.A. shelf registration document filed with the AMF on 4 May 2005.

The estimated amount of shareholders' equity at 1 January 2005 (including IAS 32 and 39 and IFRS 4) reported at that time (€26,603 million) was adjusted downwards by €493 million. This was due mainly to the impact of listed companies in which the Group holds a minority stake and which had not yet reported the impact from their conversion to IAS/IFRS (see table showing impact of transition on shareholders' equity in the financial statements).

The impact of the transition from French GAAP to IFRS (excluding IAS 32 and 39 and IFRS 4) on the income statement for the six months to 30 June 2004 and the impact of the transition including IAS 32 and 39 and IFRS 4 is shown in Notes 30 and 31 in the Notes to the financial statements.

Changes in the scope of consolidation

As of 30 June 2005, the Group's scope of consolidation included 413 subsidiaries and equity holdings. The scope of consolidation has not changed significantly since 31 December 2004 (see Note 2, 'Scope of consolidation', in the Notes to the financial statements.

The main changes in the scope of consolidation affecting the financial statements for the first half of 2004 and first half of 2005 are the following:

- in factoring, Crédit Agricole S.A. increased its interest in Eurofactor from 49.1% to 98.2% after acquiring Euler's interest in Hermes in December 2004. The change in the method of consolidating earnings in the accounts of Crédit Agricole S.A. took effect on 31 December 2004. As of 31 December 2004, Eurofactor's earnings were proportionally consolidated. Conversely, at that date, Eurofactor's balance sheet was fully consolidated;
- in international retail banking, on 30 July 2004, Calyon sold 42% of its 51% stake in Banque Libano-Française SAL. This bank's earnings were therefore included in those of Crédit Agricole S.A. in the first half of 2004;
- in insurance, Pacifica acquired a 40% stake in Assurances Fédérales IARD. AF IARD has been consolidated under the equity method as from June 2005, but the impact on earnings is not material (€1.7 million).

The other changes in the Group's scope of consolidation that occurred between the first half of 2004 and the first half of 2005 produced no material impact on the accounts. They include the direct consolidation of entities that were previously consolidated at an intermediate level and mergers of several entities as part of the Group's reorganisation.

CRÉDIT AGRICOLE S.A. GROUP: CONSOLIDATED RESULTS

Economic and financial background

On the whole, economic and financial conditions were mixed in the first half of 2005.

In the US, GDP growth averaged a robust 3.6% in the first half of 2005. Consumer spending remained healthy owing to the upturn in employment but lost some momentum by comparison with the same year-ago period. Business investment also made a handsome if erratic showing. In all, the US economy continued to drive world growth but its imbalances, especially the current account and budget deficits, remain a salient factor.

In Europe, growth averaged a far more modest 0.4% in the first half. After a respectable first quarter, when rising world demand generated solid export momentum, the second quarter saw a temporary slowdown in growth. This was due to a variety of factors, including a downturn in world demand, the lack of a supportive fiscal policy, and destocking by manufacturers. But two factors played a stronger role: a competitiveness shock due to the euro's sharp appreciation during the first quarter and a price shock, as higher raw materials prices cut into household purchasing power and manufacturers' margins. Moreover, household demand in the euro zone remained modest as household income remained flat in a climate of persistently sluggish job creation. In France, consumer spending showed more resilience. Even though consumer confidence was very low and the employment market was difficult, households dipped into their savings and turned increasingly to debt, while the property market remained strong (wealth effect, capital gains), thus driving good demand growth.

In the financial markets, the European equity markets turned in a good performance in a climate of persistently low interest rates and non-inflationary growth (despite the increase in oil prices). In the US, the Fed continued gradually to raise interest rates (by 100 basis points in the first half), but the impact on long rates was minor. Long rates remained very low on both sides of the Atlantic. In Europe, the weakness in long rates and the widening of the spread on long rates in the US's favour was explained partly by the ECB's policy of maintaining the status quo on interest rates and by modest growth prospects.

Crédit Agricole S.A. consolidated results

In the review of Crédit Agricole S.A.'s consolidated income statements below, changes are calculated by comparison with **estimated figures**[1] **for the first half of 2004.**

Net income - Group share for the first half of 2005 came to €1,865 million, an increase of 31.3% compared with the same period in 2004. Not including integration-related costs, net income came to €1,963 million, a year-on-year increase of 27.9%. Net income for the second quarter was €1,026 million, confirming the positive trend, with growth of 9.5% on the first quarter of 2005 and of 18.1% on the second quarter of 2004.

1. For comparability, H1-2004 figures have been estimated using IAS/IFRS, including IAS 32 and 39 and IFRS 4. These figures have not been reviewed by the auditors.

CONDENSED CONSOLIDATED INCOME STATEMENT

(in millions of euros)	30/06/2004 estimated[1] IAS/IFRS	30/06/2005	Year-on-year change 2005/2004
Net banking income	**6,274**	**6,694**	**+6.7%**
Operating expenses and depreciation	(4,273)	(4,463)	+4.4%
Gross operating income	**2,001**	**2,231**	**+11.5%**
Risk-related costs	(309)	(261)	-15.5%
Income for equity affiliates	580	738	+27.2%
Other non-operating items	(29)	19	n.m.
Pre-tax income on ordinary activities	**2,243**	**2,727**	**+21.6%**
Integration-related costs	(164)	(144)	-12.2%
Corporate income tax	(502)	(541)	+7.8%
Net income	**1,577**	**2,042**	**+29.5%**
Minority interests	(157)	(177)	12.7%
Net income - Group share	**1,420**	**1,865**	**+31.3%**
Net income - Group share before integration-related costs	**1,535**	**1,963**	**+27.9%**

This performance reflects a substantial increase in the contribution from all business lines. Thanks to the strong business momentum of French retail banking activities, both the Regional Banks and Crédit Lyonnais were able to improve their operating income significantly; asset management posted a high level of new inflows and profitability; specialised financial services benefited from the favourable combination of strong organic growth and an active acquisition strategy; corporate and investment banking revenues and income increased sharply and the cost/income ratio improved substantially; international retail banking was boosted by the excellent performance of Banca Intesa.

Net banking income came to €6,694 million, up 6.7%, driven mainly by solid business activity in asset management and corporate and investment banking. The currency impact was entirely offset by the effect of changes in the scope of consolidation.

Operating costs were contained at €4,463 million, an increase of 4.4% compared with the first half of 2004, when the cost base contracted sharply. This trend in costs was due mainly to the excellent condition of corporate and investment banking activities, with synergies offsetting most of the cost increases generated by organic growth.

Consequently, **gross operating income** amounted to €2,231 million, up 11.5% on the first half of 2004 (also up 11.5% like-for-like and at constant exchange rates). The cost/income ratio improved by a further 1.4 percentage points from 68.1% in the first half of 2004 to 66.7% in the first half of 2005.

Risk-related costs amounted to €261 million. In a persistently favourable risk climate, risk-related costs were 15.5% lower than in the same year-ago period.

Bad and doubtful debts came to €8.5 billion at 30 June 2005 against €8.7 billion a year earlier, declining to 3.5% of total amounts due from customers and credit institutions from 4.2% in 2004. Provision cover stood at 87.5% compared with 84% in 2004 (69.1% excluding collective provisions).

The contribution from equity affiliates increased by 27.2% from €580 million in the first half of 2004 to €738 million. This robust growth was driven by the Regional Banks, which increased their contribution by 18.3%, and the contribution of international retail banking activities (up 34.8% year-on-year), including Banca Intesa in particular.

Pre-tax income before integration-related costs was €2,727 million, 21.6% higher than in the same year-ago period, and **net income - Group share** rose by 27.9% to €1,963 million, for an annualised ROE of 15.9% (unrealised gains excluded). ROE based on capital allocated to the Group's business lines was 20.2%.

Gross integration-related costs for the Crédit Agricole S.A./Crédit Lyonnais tie-up recorded in the income statement for the first half of 2005 amounted to €144 million (€98 million after tax). These costs related to the financing of projects intended to generate synergies (streamlining of properties and IT systems, early retirement plan).

The synergies achieved (€612 million for the full year in 2005 as of 30 June 2005) are in line with the Group's cost-cutting targets of €620 million in 2005 and €760 million in 2006.

1. For comparability, H1-2004 figures have been estimated using IAS/IFRS, including IAS 32 and 39 and IFRS 4. These figures have not been reviewed by the auditors.

GROUP FINANCIAL POSITION

At 30 June 2005, shareholders' equity (including net income for the period) amounted to €27.7 billion. The €1.6 billion increase since 1 January 2005 was due mainly to net income for the first half (€1.9 billion), less dividends paid by Crédit Agricole S.A. for 2004 (€813 million after dividends received from the Regional Banks and the subsidiaries). It was also due to unrealised gains on available-for-sale securities and relating to foreign exchange translation adjustments.

Total capital funds (shareholders' equity plus subordinated debt) rose to €51.9 billion from €48.8 billion at 1 January 2005, an increase of €3.1 billion over the first half resulting from the rise in shareholders' equity and in subordinated debt (€1.4 billion).

After deducting €1.1 billion in minority interests (excluding preferred shares), consolidated capital funds totalled €50.8 billion.

At 30 June 2005, **the international solvency ratio** was 8.2% against an estimated 8.0% at 1 January 2005 under IAS/IFRS (8.6% under French GAAP). The Tier One solvency ratio stood at 7.8% compared with an estimated 7.4% at 1 January 2005 under IFRS (8.0% under French GAAP).

CRÉDIT AGRICOLE S.A. GROUP: INTERNATIONAL SOLVENCY RATIO

(in billions of euros)	31/12/2004 Reported French GAAP	30/06/2005
Risks		
Credit risk	195.0	217.6
Market risk	20.6	18.3
- Interest rate risk	14.3	14.5
- Equity risk	2.4	0.5
- Exchange rate risk	1.5	0.6
- Commodity risk	0.0	0.0
- Risk calculated by internal model	2.4	2.7
Total weighted risks (denominator)	**215.6**	**235.9**
Available capital		
Tier 1	17.6	18.9
Tier 2	14.2	15.2
Tier 3	1.2	1.1
Deductions	(14.5)	(15.8)
Total available capital	**18.5**	**19.4**
Tier 1 solvency ratio	**8.0%**	**7.8%**
Total solvency ratio	**8.6%**	**8.2%**

Changes in the various components of this ratio are analysed below:

- weighted risks stood at €235.9 billion at 30 June 2005, up €20.3 billion (9.4%) from a year earlier. This change mostly reflects the 4.1% increase (excluding the dollar impact) in weighted risks in corporate and investment banking and the effect of the appreciation in the dollar (+2.5%);
- tier 1 capital was €18.9 billion at 30 June 2005, a rise of €1.3 billion over 31 December 2004, due mainly to retained earnings for the period, to the issue of super subordinated notes in January and to positive currency translation adjustments in the first half;
- tier 2 capital increased by €1 billion to €15.2 billion due to issues of redeemable subordinated notes and perpetual subordinated notes totalling €997 million;
- tier 3 capital remained about the same;
- deductions increased by €1.3 billion. Of this, some €500 million was due to the increase in shareholders' equity of equity affiliates following the transition to IAS.

REVIEW OF RESULTS BY BUSINESS LINE

Overview of the Group's business lines

The Crédit Agricole S.A. Group's activities are organised into seven business lines:

- French retail banking - Regional Banks;
- French retail banking - Le Crédit Lyonnais;
- Specialised financial services;
- Asset management, insurance and private banking;
- Corporate and investment banking;
- International retail banking;
- Proprietary asset management and other activities.

Crédit Agricole S.A.'s consolidated results are reviewed below by business line, according to the conventions described in the management report for 2004.

Following the internal reorganisations after Crédit Lyonnais was integrated into the Group, the breakdown of activities among the different business lines was altered to some extent. These reallocations were restated in the 2004 accounts. They are marginal: in the first half of 2004, they produced an impact on GOI of €0.5 million (0.09%) in corporate and investment banking, €2.5 million (0.3%) in asset management, €5 million (13.7%) in International retail banking, and €2 million (0.6%) in Proprietary Asset Management and Other Activities. Any changes in the key income statement aggregates for the businesses affected by this reallocation of income and expenses in 2004 are stated 'on a like-for-like consolidation basis and on comparable methods to 2005'. All data followed by an asterisk (*) are calculated on this basis.

In addition, the allocation of the private equity business has changed. This business, which is conducted by Crédit Agricole Private Equity and IDIA, was previously included in the corporate and investment banking business line. As from 2005, it is included in proprietary asset management and other activities. Similarly, the scope of the international retail banking line has been altered slightly, as some subsidiaries (BFCAG, UBAF, Yemen, Egypt) have been transferred to other business lines. The 2004 income and expenses of these business lines and the capital allocated to them have been restated accordingly.

Rules for allocating capital

The method of allocating capital by business line and of calculating return on equity (ROE) is the method in effect at 31 December 2004, which is described in the management report for 2004 (see 'Overview of the Group's business lines' and 'Rules for allocating capital' in the 2004 shelf-registration document).

RISK-WEIGHTED ASSETS APPLIED FOR CAPITAL ALLOCATION PURPOSES

(in billions of euros)	30/06/2004	30/06/2005
French retail banking	**87.9**	**93.3**
- Regional Banks	50.7	53.8
- Le Crédit Lyonnais	37.2	39.5
Specialised financial services	**31.2**	**35.8**
Asset management, insurance and private banking	**11.8**	**13.1**
Corporate and investment banking	**116.8**	**125.3**
International retail banking	**3.6**	**3.2**

ALLOCATED CAPITAL BY BUSINESS LINE

(in billions of euros)	30/06/2004	30/06/2005
French retail banking	**5.4**	**5.8**
- Regional Banks	3.2	3.4
- Le Crédit Lyonnais	2.2	2.4
Specialised financial services	**1.9**	**2.1**
Asset management, insurance and private banking	**5.3**	**5.8**
Corporate and investment banking	**7.2**	**7.7**
- Capital markets and investment banking	2.4	2.6
- Corporate banking	4.8	5.1
International retail banking	**2.4**	**2.4**
Capital allocated to business lines	**22.2**	**23.8**

(%)	30/06/2004	30/06/2005
French retail banking	24.2%	**24.2%**
Specialised financial services	8.6%	**8.9%**
Asset management, insurance and private banking	24.1%	**24.5%**
Corporate and investment banking	32.4%	**32.5%**
International retail banking	10.7%	**9.9%**
Capital allocated to business lines	**100%**	**100%**

For each business line, ROE is calculated by dividing the corresponding net income (after rebilling any equity surplus/deficit and before integration-related costs for the Crédit Agricole S.A./Crédit Lyonnais tie-up) by the amount of capital allocated to the business line as at the end of the period.

Results of business lines

CONTRIBUTION OF BUSINESS LINES TO PRE-TAX ORDINARY INCOME OF CRÉDIT AGRICOLE S.A. before integration-related costs

(in millions of euros)	30/06/2004* estimated[1] IFRS	30/06/2005
French retail banking - Regional Banks	375	**444**
French retail banking - Le Crédit Lyonnais	376	**425**
Specialised financial services	340	**384**
Asset management, insurance and private banking	715	**856**
Corporate and investment banking	585	**869**
International retail banking	191	**240**
Proprietary asset management and other activities	(339)	**(491)**
Total income	**2,243**	**2,727**

1. FRENCH RETAIL BANKING - REGIONAL BANKS

The Regional Banks' contribution to Crédit Agricole S.A.'s consolidated net income rose by 18.3% to €373 million.

Crédit Agricole S.A.'s income includes only 25% of the income of the 41 Regional Banks, which are accounted for by the equity method. This means that their impact on consolidated figures is visible solely in 'Income from equity affiliates'. The French retail banking - Regional Banks business line contributes over 16% of the Group's pre-tax income on ordinary activities (excluding integration-related costs for the Crédit Lyonnais/Crédit Agricole tie-up).

(in millions of euros)	H1 2004 estimated[1] IFRS	H1 2005	Year-on-year change
Income from equity affiliates	375	444	+18.3%
Pre-tax income	**375**	**444**	**+18.3%**
Corporate income tax	(60)**	(71)**	+18.3%
Net income	**315**	**373**	**+18.3%**
ROE (% of allocated capital)		**20.6%**	

*** Tax impact of dividends received from Regional Banks. Dividends from CCI and CCA are not eligible for parent company/subsidiary tax rules.*

This increase in the business line's income reflects the Regional Banks' continued strong growth momentum, tightly controlled operating costs and a prudent risk coverage policy. Operating results have been rising steadily.

The Regional Banks' NBI rose by 6.7% to €6.3 billion (aggregated unconsolidated results) and by 4.4% excluding dividends received from Crédit Agricole S.A., with robust business levels in all of their markets in the first half of 2005.

On- and off-balance sheet customer deposits continued to expand briskly, rising by €9.1 billion since the beginning of the year and by 6.9% between June 2004 and June 2005 to a total of €436.4 billion.

Growth in **bank deposits** continues to be driven by passbook deposits (up 7.9% to €54.1 billion), particularly ordinary passbook accounts (up 12.2%) and youth passbook accounts (up 9.2%). The Capital Vert Croissance pension savings plan also met with success and brought in over €600 million over the first half. Likewise, sight deposits turned in a handsome performance with a 5.7% increase over one year.

The Regional Banks' **off-balance sheet deposits** increased significantly, with growth of 10.1% on June 2004 driven by life insurance (in-force business up 10.6% over a year) and the securities business, with rises of 9.5% for mutual funds, employee investment funds and property investment funds and of 9.7% for securities.

Lending remained buoyant as interest rates remained favourable for borrowers. The Regional Banks' medium- and long-term **loan production** (excluding consumer loans) was €26 billion, up 11.9% on the first half of 2004. New lending was boosted by persistently strong demand for mortgage loans (€15.7 billion, a 16.8% rise on the same prior-year period), business loans (up 18.4%) and professional loans (up 13.5%).

The Regional Banks' gross **loans outstanding** expanded by a robust 8.9% between June 2004 and June 2005, or by more than the 8.5% growth registered in the previous year. They amounted to €252.1 billion at 30 June 2005. Outstandings rose in all sectors, with faster growth in mortgage loans (up 12.9% in one year), business loans (up 6.5%) and professional loans (up 4%).

Doubtful loans declined to 3.3% of total loans outstanding from 3.7% a year earlier. Even so, provision cover remained conservative, with bad and doubtful loan provisions rising from 69.2% in the first half of 2004 to 73.0% in the first half of 2005.

Net banking income benefited from a solid 6.8% increase in fee income from customers, fed by commissions and fees on insurance (up 8.9%) and mutual fund transactions (up 14.6%).

Operating expenses were contained to €3,307 million, a rise of 2.3% on the same prior-year period. **Gross operating profit** (adjusted for dividends received from Crédit Agricole S.A.) advanced by 7.5% over one year and the **cost/income ratio** improved by 1.2 percentage points over the first half of 2004 to 58.2%.

1. For comparability, H1-2004 figures have been estimated using IAS/IFRS, including IAS 32 and 39 and IFRS 4.
** H1-2004 figures have also been prepared on a like-for-like basis, using comparable methods.*
These figures have not been reviewed by the auditors.

After **risk-related costs**, which declined by 7.8% to €345 million (23 basis points) and after corporate income tax, **aggregate net income** before dividends from Crédit Agricole S.A. for the 41 Regional Banks came to €1,112 million, a rise of 10.6% over one year.

After conversion of the Regional Banks' accounts to IFRS, consolidation of the accounts of their subsidiaries and consolidation adjustments, the **contribution** to Crédit Agricole S.A.'s consolidated net income increased by 18.3%, from €375 million in the first half of 2004 to €444 million in the first half of 2005. **Return on equity** allocated to the business line came to 20.6%.

2. FRENCH RETAIL BANKING - LE CRÉDIT LYONNAIS

(in millions of euros)	H1 2004 estimated[1] IFRS	H1 2005	Year-on-year change
Net banking income	**1,696**	**1,737**	**+2.4%**
Operating expenses and depreciation	(1,240)	(1,240)	0.0%
Gross operating income	**456**	**497**	**+9.1%**
Risk-related costs	(80)	(72)	-8.9%
Pre-tax income	**376**	**425**	**+12.9%**
Corporate income tax	(115)	(127)	+10.4%
Net income	**261**	**297**	**+14.0%**
ROE (% of allocated capital)		**25.1%**	

Le Crédit Lyonnais registered handsome 9.1% growth in **gross operating income**.

Net banking income was €1,737 million in the first half, up 2.4% over one year. Business growth remained solid in both deposit-taking and lending in a climate of intense competition.

On- and off-balance sheet customer deposits outstanding rose by 5.9% over one year to €122.3 billion. Growth in bank savings products was particularly high at 7.3%, driven mainly by the popularity of passbook savings (deposits up 19% over one year), especially the Cerise passbook account, and term accounts (up 8.6%). Annual growth in sight deposits also moved up, from 3.3% at end-March to 5.2% at end-June owing to a rise in business deposits.

Life insurance business continued to expand briskly, with net new business 30% higher than in the first half of 2004 and business in force advancing by 9.8% to €31.2 billion.

In securities, Le Crédit Lyonnais network delivered another handsome performance in the first quarter in the SANEF public offering, achieving market share of 20%, well above its market share in savings products.

New lending to consumers remained buoyant and the mortgage book rose by 9.4% over one year. Annual growth in lending to small business customers accelerated from 2.6% at end-March to 4.3% at end-June 2005 under the impetus of business equipment loans. The recovery in demand for medium- and long-term loans from small and mid-size businesses that emerged in the first quarter was confirmed in the second, with loan production up 34% on the first half of 2004 and outstandings up 11.9%. Total loans outstanding rose by 6.6% over one year to €50.3 billion at 30 June 2005.

Growth in NBI (before exceptionals) was driven by a 4.2% increase in fee and commission income, mainly on insurance (up 6.5%) and securities (up 5.7%). Fees and commissions on accounts management also rebounded in the second quarter of 2005, with an 11.7% jump on the same prior-year period. Fees and commissions accounted for 46% of NBI in the first half.

Operating expenses remained stable at €1,240 million. The progress of the corporate strategic plan was reflected by a reduction in recurring costs, offsetting marketing investment (continued efforts to optimise the branch network, growing momentum of call centres, launch of the new "LCL" brand).

Gross operating income amounted to €497 million in the first half of 2005, up 9.1% on the same year-ago period, and the **cost/income ratio** was 71.4%, registering a significant 1.7 percentage point improvement over one year.

Risk-related costs were €7.1 million lower than in the first half of 2004 (down 8.9%). The cost of risk (including collective provisions) as a percentage of risk-weighted assets stood at 36 basis points at end-June 2005 against 45 basis points in 2004. Provision cover strengthened further to 80.3%.

Net income for the first half came to €297 million, up 14% on the same prior-year period. Annualised ROE was 25.1%.

1. For comparability, H1-2004 figures have been estimated using IAS/IFRS, including IAS 32 and 39 and IFRS 4. These figures have not been reviewed by the auditors.

3. SPECIALISED FINANCIAL SERVICES

(in millions of euros)	H1 2004 estimated[1] IFRS	H1 2005	Year-on-year change
Net banking income	**1,130**	**1,197**	**+5.9%**
Operating expenses and depreciation	(592)	(632)	+6.8%
Gross operating income	**538**	**565**	**+5.0%**
Risk-related costs	(189)	(183)	-3.2%
Operating income	349	382	+9.4%
Income from equity affiliates	(3)	2	n.m.
Other non-operating items (excluding integration-related costs)	(6)	0	-100%
Pre-tax income	**340**	**384**	**+12.8%**
Corporate income tax	(120)	(129)	+7.7%
Net income before integration-related costs	**220**	**255**	**+15.6%**
ROE (as a % of allocated capital)		**23.7%**	

The Crédit Agricole S.A. Group continued to develop this business line, and more particularly its consumer credit and factoring activities.

In factoring, Crédit Agricole S.A. increased its interest in Eurofactor from 49.1% to 98.2% after acquiring Euler's interest in Hermes in December 2004. The resulting change in the method of consolidation (from proportional consolidation in 2004 to full consolidation in the first half of 2005) produced an impact on income for this business line.

The full consolidation of Eurofactor in Crédit Agricole S.A.'s financial statements for the six months to 30 June 2005 resulted in a 3 percentage point increase in the business line's net banking income out of total 5.9% increase in NBI (to €1,197 million). It also accounted for 4 percentage points of the overall 6.8% rise in operating expenses (to €632 million). Gross operating income advanced by 5% to €565 million, and by 2.7% excluding the impact from the full consolidation of Eurofactor.

The Group's **factoring operations** continued to improve with growth above the market average. Factored revenues were €14.9 billion, up 15% on the first half of 2004. Outstandings amounted to €5.2 billion, with much stronger growth outside France (13.8%), particularly in Germany (No. 3 in its market) and Belgium.

Consumer financing operations generate over 85% of the business line's GOI.

New consumer financing amounted to €11.3 billion in the first half of 2005, a jump of 18.4% on the first half of 2004, driven by strong growth in international business (up 45.6%) and more particularly in Italy (Agos Itafinco: up 65%) and Germany (Creditplus: up 28%).

Consumer credit outstanding rose by 15.2% year-on-year to €34.2 billion at 30 June 2005. In France, cooperation with the branch networks is expanding rapidly, with rises of 25.1% with the Regional Banks and 13.7% with Crédit Lyonnais.

Abroad, outstandings generated by the subsidiaries increased by over 41%. They now account for nearly 32% of the total compared with less than 26% a year ago.

Several acquisition projects are underway. Under the agreement signed at the end of December 2004, at the beginning of July, Sofinco completed its takeover of Credilar, a subsidiary of Millennium bcp, a Portuguese bank specialising in household equipment finance. This transaction reinforces Sofinco's presence in Portugal, making it the leading non-specialist consumer credit provider in that country.

At the beginning of July, Sofinco also announced that it had entered into an agreement to acquire 100% of C.P. Leasing in the Czech Republic (see press release dated 7 July 2005 and Outlook/Recent Trends).

In **lease financing**, the outstandings of Crédit Agricole Leasing (formerly Ucabail) were relatively stable at €12.6 billion at 30 June 2005. However, overall production picked up somewhat, with a 5.6% year-on-year increase in production compared with the first half of 2004, and international business was more buoyant (up 12.7%), especially in Poland through EFL, which performed particularly well in vehicle and equipment leasing. In France, Crédit Agricole Leasing's production rose by 5% over the first half, driven by the expansion of equipment leasing and financing of government investments and environmental projects.

Risk-related costs for the business line as a whole fell by 3.2% to €183 million over one year, mainly due to an improvement in the lease financing and consumer credit businesses.

Pre-tax income before integration-related costs came to €384 million, up 12.8% year-on-year, and net income rose by 15.6% to €255 million. ROE was 23.7% at 30 June 2005 and the **cost/income ratio** for the business line was 52.8%.

1. For comparability, H1-2004 figures have been estimated using IAS/IFRS, including IAS 32 and 39 and IFRS 4. These figures have not been reviewed by the auditors.

4. ASSET MANAGEMENT, INSURANCE AND PRIVATE BANKING

The asset management, insurance and private banking business line turned in a solid performance in the first half of 2005. Gross operating income was €841 million, 16.4% higher than in the first half of 2004. This improvement was due to a 10.5% rise in net banking income underpinned by strong business momentum, which was partially offset by a 4.0% increase in operating expenses due to non-recurring items (professional fees, revaluation of provisions for pensions and retirement benefits, etc.).

(in millions of euros)	H1 2004* estimated[1] IFRS	H1 2005	Year-on-year change
Net banking income	**1,384**	**1,529**	**+10.5%**
Operating expenses and depreciation	(662)	(688)	+4.0%
Gross operating income	**722**	**841**	**+16.4%**
Risk-related costs	(11)	4	n.m.
Operating income	711	844	+18.8%
Income from equity affiliates	4	13	X 3.5
Other non-operating items (excluding integration-related costs)	0	(2)	n.s.
Pre-tax income	**715**	**856**	**+19.8%**
Corporate income tax	(237)	(272)	+14.6%
Net income before integration-related costs	**478**	**584**	**+22.4%**
ROE (as a % of allocated capital)		**20.2%**	

Assets under management rose by 15% between June 2004 and June 2005 to over €461 billion, excluding double counting, and by €55.7 billion over six months. Business and financial performance was excellent and international expansion is accelerating.

In asset management, the Group's total assets under management (by Segespar, BFT and Equalt) amounted to €395.8 billion at 30 June 2005. Assets under management expanded by 15.8% year-on-year, excluding intra-group transfers and on a like-for-like basis. Growth was particularly robust over the first half, with an increase of €41.5 billion on a like-for-like basis and unchanged valuation methods. It was driven by positive market effects over the period and by net new inflows of nearly €21 billion. A large part of new business was generated by corporate and institutional investors, with a strong focus on bond and alternative funds.

During the first half, Crédit Agricole Asset Management laid the groundwork for streamlining its mutual fund offering, enriched its range of absolute return funds (CAAM Dynarbitrage, Dynamo bonds managed by CAAM and marketed by BNP Paribas) and structured products (Protein', Biathlon, Magnesium, Acti PEA, Selecta) and launched a new Euronext-traded tracker (ETF CAC40 Indexis).

In another area, the merger of the two property management services companies, Uniger and CLAM Immobilier, legally took effect on 1 July. The new company created by the merger, Crédit Agricole Asset Management Immobilier, is a leading operator in the property investment trust market with €2.2 billion in assets under management and a 15% market share (source: ASPIM). It is also developing into a diversified wealth management business for private banking customers that capitalises on the combined know-how of the two merged entities.

The international asset management subsidiaries also continued to serve as a source of growth, with assets under management jumping by 47.6%, outpacing the 13% increase in France. This was due to the build-up of partnerships in Japan and Korea, to the consolidation of European operations, with handsome commercial successes, particularly in Italy and Spain, and to a stronger presence in the UK. At 30 June, the foreign subsidiaries accounted for €39.6 billion in new inflows, equating to 10% of total assets, and they contributed nearly 40% of net new inflows.

The asset management business line is set to expand further following the end-May 2005 agreement to acquire a controlling interest in Nextra. Under this agreement between Crédit Agricole S.A. and Banca Intesa, Crédit Agricole Asset Management (CAAM) will acquire a 65% controlling interest in the entity created by the merger of the Banca Intesa asset management subsidiary Nextra Investment Management sgr (Nextra) and CAAM's Italian subsidiary CAAM sgr. The transaction is likely to be completed in the second half of 2005, and remains subject to the approval of the relevant regulatory authorities. This deal will make Crédit Agricole one of Europe's five largest asset management firms - with the CAAM group having more than €430 billion of assets under management - and the only operator with leading positions in two European countries (France and Italy). It will result in CAAM having almost a third of its assets under management outside France, strengthening its position as a leading international player.

In financial and securities services to issuers, in early July, Crédit Agricole and Groupe Caisse d'Épargne entered into a final agreement to combine their securities and institutional financial services businesses. The agreement will be implemented once it has been approved by the regulatory authorities and will lead to the creation of CACEIS (Crédit Agricole-Caisse d'Épargne Investor Services), a company owned 50/50 by Crédit Agricole S.A. and Caisse Nationale des Caisses d'Épargne (CNCE) (see press release dated 4 July 2005 and Outlook/Recent trends).

In private banking, during the first half, the merger process initiated 18 months ago within the business line continued, with the legal, organisational and IT systems merger of Crédit Agricole Indosuez (Suisse) and Crédit Lyonnais Suisse leading to the creation of Crédit Agricole Suisse S.A. on 19 March. The new entity is the number two foreign bank in the Swiss private banking market. In Luxembourg,

1. For comparability, H1-2004 figures have been estimated using IAS/IFRS, including IAS 32 and 39 and IFRS 4.
** H1-2004 figures have also been prepared on a like-for-like basis, using comparable methods.*
These figures have not been reviewed by the auditors.

on 1 July, Crédit Agricole Indosuez Luxembourg merged with Crédit Lyonnais Luxembourg to create Crédit Agricole Luxembourg, one of the leading operators in that market.

During the first half, the Group's total assets under management in this business line rose by €5.2 billion to over €73 billion at 30 June 2005, with €45.6 billion outside France (Switzerland, Luxembourg, Monaco, Spain and Brazil) and €27.4 billion in France. Year-on-year growth was 4.6% on a like-for-like basis (i.e. mainly excluding the disposal of CAI Private Banking Italia SpA in the third quarter of 2004).

Life insurance continued to enjoy strong growth momentum. Total premium income rose by 12.8% year-on-year to €9.7 billion. This solid business performance was underpinned by low returns on alternative investments and by renewed forward momentum in the equity markets. The Group benefited mainly from a 37% year-on-year surge in new unit-linked product inflows. Total business in force rose by 10.4% to €136.6 billion. These good results have consolidated Predica's number two position in the French life insurance market.

Growth in property and casualty insurance (Pacifica and Finaref) remained robust, with a 20% year-on-year jump in premium income during the first half. Pacifica's total portfolio expanded to 4.5 million policies at 30 June 2005. All segments registered improvement, with the strongest growth in insurance for farmers and professionals, personal accident cover, health insurance and legal protection. The loss ratio remained very low. Pacifica's claims ratio (excluding administration fees) improved steadily, contracting by 3.4 percentage points over one year to 52.1% at 30 June 2005 from 55.5% au 30 June 2004, and the combined ratio was an excellent 90.5% (net of reinsurance).

During the first half, Pacifica acquired 40% of Assurances Fédérales IARD. AF IARD, which is consolidated under the equity method as from June 2005, contributed €1.7 million. Income from equity affiliates was also enhanced by the Portuguese subsidiaries' recovery.

Total pre-tax income (before integration-related costs) for the business line rose by 19.8% to €856 million and net income was €584 million, 22.4% higher than in the first half of 2004. **Return on equity** allocated to the business line was 20.2%.

5. CORPORATE AND INVESTMENT BANKING**

(in millions of euros)	H1 2004* estimated[1] IFRS	H1 2005	Year-on-year change
Net banking income	**1,939**	**2,152**	**+11.0%**
Operating expenses and depreciation	(1,375)	(1,363)	-0.9%
Gross operating income	**564**	**789**	**+40.0%**
Risk-related costs	7	24	X 3.4
Operating income	571	813	+42.5%
Income from equity affiliates	36	52	+43.1%
Other non-operating items (excluding integration-related costs)	(22)	3	n.m.
Pre-tax income	**585**	**869**	**+48.4%**
Corporate income tax	(136)	(202)	+48.4%
Net income before integration-related costs	**449**	**667**	**+48.4%**
ROE (as a % of allocated capital)		**17.4%**	

*** Private Equity activities, which were previously included in this business line, are now included in 'Proprietary asset management and other activities'. The 2004 figures have been restated accordingly.*

This business line's financial performance has improved steadily since Calyon was created.

Gross operating income surged by 40% compared with the first half of 2004. Growth was driven by the continued recovery in revenues initiated in the fourth quarter of 2004, with a rise of 11% (13.5% on a like-for-like basis and at constant exchange rates) coupled with a 7% contraction in the fixed-cost base. Operating expenses benefited from the full impact of integration-related synergies, with a 0.9% year-on-year decline. As a result, the cost/income ratio improved appreciably, falling by 7.6 percentage points year-on-year to 63.3% in the first half of 2005.

Integration-related costs declined to €40 million, a 45.9% drop over one year.

The business line's **net income** before integration-related costs jumped by 48.4% to €667 million. It contributed 34% of Group net income. Annualised ROE was 17.4%.

Both corporate banking and capital markets and investment banking contributed to this handsome financial performance.

1. For comparability, H1-2004 figures have been estimated using IAS/IFRS, including IAS 32 and 39 and IFRS 4.
** H1-2004 figures have also been prepared on a like-for-like basis, using comparable methods.*
These figures have not reviewed by the auditors.

Corporate banking

(in millions of euros)	H1 2004* estimated[1] IFRS	H1 2005	Year-on-year change
Net banking income	**874**	**924**	**+5.7%**
Operating expenses and depreciation	(473)	(411)	-13.0%
Gross operating income	**401**	**513**	**+27.8%**
Risk-related costs	15	28	+86.7%
Operating income	**416**	**541**	**+42.9%**
Income from equity affiliates	36	52	+43.1%
Other non-operating items (excluding integration-related costs)	(19)	1	n.m.
Pre-tax income	433	594	+37.0%
Corporate income tax	(104)	(132)	+26.4%
Net income before integration-related costs	**329**	**462**	**+40.3%**
ROE (as a % of allocated capital)		**18.0%**	

In a climate of weak credit demand and declining margins, **gross operating income** in corporate banking expanded by 27.8% due to a 5.7% rise in **net banking income** (up 7.5% like-for-like and at constant exchange rates) and a sharp 13% contraction in operating expenses over one year.

Net banking income benefited from growth in higher value-added activities, particularly structured finance (acquisition, aircraft, property and export finance), which rose by 16.5% on a like-for-like basis and at constant exchange rates. In a highly competitive environment, return on assets (NBI/weighted assets) improved, rising from 2.25% in the first quarter of 2005 to 2.44% in the second, reflecting Calyon's strengthened position vis-à-vis its customers.

Risk-related costs recorded a net provision reversal of €28 million over the first half.

The contribution from the equity-accounted bank Al Saudi Al Fransi (BSF) was €51 million, up 45.1% on the same year-ago period.

These results led to a significant improvement in financial ratios. The **cost/income ratio** declined by 9.6 percentage points to 44.5% and annualised ROE rose to 18%.

Capital markets and investment banking

(in millions of euros)	H1 2004* estimated[1] IFRS	H1 2005	Year-on-year change
Net banking income	**1,065**	**1,228**	**+15.3%**
Operating expenses and depreciation	(902)	(951)	+5.4%
Gross operating income	**163**	**277**	**+69.9%**
Risk-related costs	(8)	(4)	-50.0%
Operating income	155	273	+76.1%
Other non-operating items (hors integration-related costs)	(3)	2	n.m.
Pre-tax income	**152**	**275**	**+80.9%**
Corporate income tax	(32)	(70)	X 2.2
Net income before integration-related costs	**120**	**205**	**+70.4%**
ROE (as a % of allocated capital)		**16.0%**	

Net banking income in this segment was €1,228 million, more than 15% higher than in the first half of 2004. This reflects expansion in areas such as equity derivatives, where revenues quadrupled, and securitisation, where they doubled.

In the second quarter, in a more difficult climate in the interest rate and structured credit markets, the increase in NBI was also due to non-recurring transactions. Brokerage services generated solid revenues in Asia (CLSA), Europe (Cheuvreux) and the US (Calyon Financial).

1. For comparability, H1-2004 figures have been estimated using IAS/IFRS, including IAS 32 and 39 and IFRS 4.
** H1-2004 figures have also been prepared on a like-for-like basis, using comparable methods.*
These figures have not reviewed by the auditors.

Operating expenses increased by 5.4% due to expansion in business and organic growth. **Gross operating income** rose significantly by 69.9% to €277 million.

Risk-related costs amounted to €4 million in provisions.

Net income before integration-related costs rose to €205 million, up 70.4% on the first half of 2004. Annualised ROE was 16%.

6. INTERNATIONAL RETAIL BANKING

(in millions of euros)	H1 2004* estimated[1] IFRS	H1 2005	Year-on-year change
Net banking income	**144**	**152**	**+5.2%**
Operating expenses and depreciation	(113)	(129)	+14.1%
Gross operating income	**31**	**23**	**-26.8%**
Risk-related costs	(11)	(13)	+12.5%
Operating income	20	10	-48.5%
Income from equity affiliates	171	230	+34.8%
Other non-operating items	0	0	-
Pre-tax income	**191**	**240**	**+26.0%**
Corporate income tax	(5)	(0)	-94.0%
Net income	**186**	**240**	**+29.2%**
ROE (as a % of allocated capital)		**20.9%**	

This business line has been reorganised since the beginning of the year and certain subsidiaries (notably BFCAG, UBAF, Yemen and Egypt) have been transferred to other business lines (corporate and investment banking or proprietary asset management and other activities).

The international retail banking business line now mainly comprises African entities that were previously subsidiaries of Crédit Lyonnais and foreign holdings active in retail banking. The 2004 figures have been restated to reflect these changes.

The scope of the business line also changed following the disposal of part of Calyon's stake in Banque Libano-Française SAL, which was deconsolidated as of 1 July 2004, with no impact on net income.

The business line's contribution to Group **net income** was €240 million, 29.2% higher than in the first half of 2004. This is mainly attributable to **income from equity affiliates**, which moved up 34.8% year-on-year to €230 million owing to Banca Intesa's excellent performance (up 37.9% to €192 million from €139 million).

Gross operating income contracted by 9%, overshadowing an improvement in the contribution from the banking networks in Africa, the Middle East and Latin America. The 13.4% rise in NBI was offset in GOI by higher operating expenses, which increased by 19% to €18 million.

ROE for the business line was 20.9%.

At the end of June, Crédit Agricole S.A. acquired a 71% majority stake in a Serbian bank, Meridian Bank A.D., which was not consolidated as of 30 June 2005. Meridian Bank A.D. will play an active role in retail banking, focusing in particular on individuals and SMEs, and will develop corporate banking operations. It will also aim to penetrate the insurance, lease financing and consumer credit markets via specialised entities.

7. PROPRIETARY ASSET MANAGEMENT AND OTHER ACTIVITIES

(in millions of euros)	H1 2004* estimated[1] IFRS	H1 2005	Year-on-year change
Net banking income	**(19)**	**(72)**	**X 3.9**
Operating expenses and depreciation	(291)	(411)	+41.2%
Gross operating income	**(310)**	**(483)**	**+56.0%**
Risk-related costs	(25)	(21)	-16.0%
Operating income	(335)	(504)	+50.6%
Income from equity affiliates	(3)	(3)	0.0%
Other non-operating items (excluding integration-related costs)	(1)	17	n.m.
Pre-tax income	**(339)**	**(491)**	**+44.5%**
Corporate income tax	123	215	+74.8%
Net income before integration-related costs	**(217)**	**(276)**	**+27.3%**

1. For comparability, H1-2004 figures have been estimated using IAS/IFRS, including IAS 32 and 39 and IFRS 4.
** H1-2004 figures have also been prepared on a like-for-like basis, using comparable methods.*
These figures have not been reviewed by the auditors.

Proprietary asset management and other activities contributed a loss of €276 million in the first half of 2005 compared with a loss of €217 million in the first half of 2004, before integration-related costs.

Private equity activities, which were previously included in the corporate and investment banking business line, are now included in proprietary asset management and other activities. In a time of reorganisation, the private equity business made a modest contribution in the first half of 2005. Net banking income was €35 million, €4.6 million lower than in the first half of 2004, and operating expenses declined by 17% year-on-year to €12 million.

Net banking income for the business line's other activities showed significant volatility between the first six months of 2004 and 2005 (down €49 million) caused by the recording of some financial instruments held for macro-hedging purposes as trading securities under IFRS and to the fact that no gains were realised on the disposal of available-for-sale securities.

It also includes a €55 million increase (to €579 million) in the cost of financing new acquisitions made since 1 July 2004, including the additional stakes of 10% in Finaref and 49% in Eurofactor.

The increase in operating expenses reflects the impact on Crédit Agricole S.A.'s central support functions of the Group's restructuring following the Crédit Lyonnais acquisition.

RECENT TRENDS IN SHARE CAPITAL

At 30 June 2005, Crédit Agricole S.A.'s share capital was €4,420,567,311, divided into 1,473,522,437 fully-paid shares, each with a nominal value of €3. The share capital has not changed since 24 November 2003.

The shareholder base underwent a small change between 31 December 2004 and 30 June 2005. The number of shares owned by the Regional Banks (through SAS Rue La Boétie) rose by 22.4 million shares, thereby increasing their ownership interest in Crédit Agricole S.A. from 53.9% at 31 December 2004 to 55.5% at 30 June 2005.

Shareholder	No. of shares at 30/06/2005	Ownership interest	No. of shares at 31/12/2004	Ownership interest
SAS Rue la Boétie	817,341,575	55.47%	794,929,524	53.95%
Treasury shares*	26,776,714	1.82%	29,324,633	1.99%
Shares held by Group companies**	5,055,431	0.34%	1,839	-
Float ***	624,348,717	42.37%	649,266,441	44.06%
Share capital	**1,473,522,437**	**100%**	**1,473,522,437**	**100%**

** Shares held directly as part of repurchase programmes and retained in Crédit Agricole S.A.'s balance sheet to hedge stock options granted.*
*** Shares held indirectly by Group companies and not retained in the consolidated balance sheet (CRC 2000-02).*
**** At 30 June 2005, including 68,057,250 shares (4.62%) held by employees through dedicated company investment funds as part of the Group's employee share ownership plans.*

In May 2005, Crédit Agricole S.A. launched a reserved rights issue for all Crédit Agricole Group employees. The issue was completed on 26 August. In all, 60,000 employees subscribed to the issue, for a total of €462.5 million, which was reduced to €400 million in accordance with the transaction circular. 23,799,864 new shares were created by this issue, increasing the number of shares that make up Crédit Agricole S.A.'s share capital to 1,497,322,301 and the number of shares owned by Crédit Agricole Group employees to 89,676,098 (6% of the total) at 26 August 2005.

RECENT TRENDS AND OUTLOOK

Recent trends

- **Crédit Agricole and Groupe Caisse d'Épargne signed the necessary agreements for the creation of CACEIS** (Crédit Agricole-Caisse d'Épargne Investor Services).
  Note: The CACEIS legal entity was created effective as of 31 August 2005.

Press release dated 4 July 2005

The final agreement whereby the Caisse d'Épargne and Crédit Agricole Groups will combine their respective businesses providing financial services for institutional customers will become definitive within the next few weeks once the remaining official authorizations have been received. CACEIS (Crédit Agricole-Caisse d'Épargne Investor Services) will be equally owned by Crédit Agricole SA and the Caisse Nationale des Caisses d'Épargne (CNCE).

On 17 December 2004, both groups announced their plans to create a major financial institution by 30 June 2005 offering financial services to institutional and corporate customers in Europe by combining within a jointly owned entity all their 'securities services' business lines, namely: depositary and custodian banking services (Crédit Agricole Investor Services Bank in Paris, Dublin and the Luxembourg, IXIS Investor Services in Paris and IXIS Urquijo in Madrid), fund administration (European Fastnet network and IXIS Administration de Fonds) and corporate trust services (CA-IS Corporate Trust and Euro Emetteurs Finance). The deadlines have been met and all the agreements between Crédit Agricole and Groupe Caisse d'Épargne have been signed.

CACEIS will be equally owned by CA S.A. and CNCE. The new financial institution will benefit from the financial strength of both its shareholders: it will have more than €300 million of Tier 1 shareholder equity and should generate net banking income of about €450 million in 2005, and gross operating income in excess of €90 million, with a total staff of approximately 2,300 employees, 40% of which will be based outside France.

With CACEIS, Caisse Nationale des Caisses d'Épargne and Crédit Agricole S.A. are creating a front-ranking player enjoying an extensive presence in Europe (Paris, Luxembourg, Madrid, Brussels, Dublin and Amsterdam):

- the top-ranking depositary bank for collective investment vehicles in France, the largest bank in terms of assets held with Euroclear France, and among the very largest European players with assets under custody in excess of €1,300 billion for the institutional customer segment alone;
- the top-ranking French fund administrator, and among the leading European players, totalling €640 billion in assets under administration, including the Fastnet network;
- among the three leading corporate trust service providers in France, and a leading European transfer agent, totalling €600 billion in assets.

Jean Laurent, Chief Executive Officer of the Crédit Agricole Group, and Charles Milhaud, Chairman of Groupe Caisse d'Épargne, expressed their satisfaction at the conclusion of this initiative: "*It represents a major step in the consolidation of the securities services business in Europe. The shared values and strategic alignment of our two groups enabled us to bring this ambitious project to a successful conclusion, within the prescribed deadline, and will allow our customers to enjoy a particularly competitive offering and guaranteed continuity of service.*"

- **Sofinco pursues its international expansion drive with the acquisition of CP Leasing in the Czech Republic and the finalization of the acquisition of Credilar in Portugal.**

Press release dated 7 July 2005

Sofinco has signed an agreement with the PPF group, one of the largest privately-owned financial groups in the Czech Republic, to acquire a 100% interest in CP Leasing. The deal will be completed once it has been cleared by the Czech competition authorities.

CP Leasing, which was founded in 1997 and operates in the Czech Republic, provides financing for vehicles, primarily under leasing agreements. It ranks among the ten largest leasing companies in its home market and its market share stands at around 10%. For 2004, CP Leasing posted new lease production of €137 million (excluding VAT), plus €3 million in other types of financing. Its portfolio of leased assets is worth €166 million, and it posted 2004 net income of €6.7 million.

This acquisition will help Sofinco establish itself in the Czech automobile financing market, where it gradually intends to roll out its entire range of products.

Sofinco has also announced the acquisition of control in Credilar, a financing subsidiary of Portuguese bank Millennium bcp, under the agreement that was signed in late December 2004. Credilar's activities will be combined with those of Sofinco's own Portuguese subsidiary Credibom, giving rise to one of the largest players in the Portuguese market.

These two deals are part of Crédit Agricole S.A.'s strategy of expanding in the European consumer lending business through a combination of organic growth and selective acquisitions to strengthen or round out its existing operations.

On 7 July 2005, Crédit Agricole S.A. entered into an agreement with the Tessi Group to acquire 80% of CPR Billets.

The agreement has been submitted to the regulatory authorities for approval.

Crédit Agricole S.A. Board of Directors' meeting of 19 July: Georges Pauget takes over as Chief Executive from Jean Laurent on 12 September.

Press release dated 19 July 2005

The Board of Crédit Agricole S.A. met on 19 July.

It considered that under the management of Jean Laurent, the Group had successfully achieved two major projects, each with a significant impact on the Group:
- its initial public offering;
- the acquisition and integration of Crédit Lyonnais.

These achievements have made the Group the uncontested leader in French retail banking and positioned it as the number one or number two in all its key business areas as well as substantially increasing its profitability.

The Board approved the guideline which consists in giving a new dimension to Crédit Agricole's international development, building on Calyon's international network and activities, on the successful international development of the SFS division, and its shareholdings in key European banks. The Board agreed to the further international development of the Group's asset management division, its retail banking network and its insurance business.

In order to initiate this new phase, the Board, on a proposal by its chairman, decided to reorganise the management and unanimously named Georges Pauget Chief Executive as of 12 September 2005. It will be Georges Pauget's responsibility to finalise the future development plans for the Crédit Agricole Group, scheduled to be presented this autumn.

The Board of Directors expressed its most sincere gratitude and thanks to Jean Laurent, who will continue to contribute to Group within the context of it future development projects.

Emporiki Bank

Press release dated 25 July 2005

Crédit Agricole S.A. notes that Emporiki Bank has announced this morning the sale via an accelerated bookbuilding of its treasury shares representing 5.2% of its share capital.

Crédit Agricole S.A. has decided, in view of the circumstances of this transaction and of present price conditions, not to take part in it.

LCL is born

Press release dated 28 August 2005

As of 28 August 2005, Le Crédit Lyonnais is LCL.

LCL signals a new commitment: 'Ask your money to do more for you'.

This new motto reflects the consumer-centric position that LCL is adopting.

More than a year ago, under the impetus of CEO Georges Pauget, the Group's 27,000-strong staff began working to implement a highly ambitious corporate strategic plan designed to build a unique banking model that was highly differentiated from the competition in France. LCL is now the only nationwide high-street bank that is dedicated exclusively to retail banking in the personal, small business and middle-market segments.

This strategic plan culminates in a new commitment and a new identity, which have been endorsed by all employees and are eagerly anticipated by a vast majority of 150,000 recently polled customers.

A new commitment to customers

LCL has decided to forge closer ties with all its customers by encouraging them to ask their money to do more for them - through more hospitality, more effectiveness, faster service, greater availability, and enhanced services.

In practice, this has resulted in streamlining internal procedures, bringing branches closer and making them more welcoming to customers, simplifying banking relationships, and by offering more convenient payment systems, faster property loan application processing, a comprehensive, original range of insurance products, enhanced investment products, and greater flexibility for professionals.

A new identity

CL is a streamlined, more modern, more proactive, more efficient, more responsive version of Crédit Lyonnais.

CL's new image retains the core yellow and green colouring of the Crédit Lyonnais logo.

The new emblem, designed by Desgrippes Gobé, will gradually be applied to all of the bank's signs and documents - its 1,895 branches, chequebooks, bank cards, bank statements, Web sites and correspondence will all eventually display the new logo.

This new identity is underpinned by an ambitious advertising campaign that was conceived and designed by Aubert Storch Associés Partenaires.

OUTLOOK FOR THE SECOND HALF OF 2005

Growth is set to remain strong, albeit slower, in the US and in Asia, especially in China.

In Europe, the decline in the euro that began in the second quarter coupled with firm demand should spark an upturn in exports. Business investment is expected to rise, albeit moderately, as the business climate does not lend itself to a sharp rebound in capital spending: the demand outlook is uncertain, raw materials prices remain very high, and margins are under pressure. Growth in consumer spending looks set to slow this year and next, in a climate of wage moderation and very gradual improvement in the employment outlook. The overall growth forecast for the euro zone is 1.3% this year (1.5% in France) and just under 2% next year, including in France. The main risk lies in raw materials prices: if they fail to soften, the forecasts will have to be revised downward.

In the financial markets, the US Federal Reserve is expected to continue to raise short rates (to 4% by the end of 2005) and the ECB, to maintain the status quo until mid-2006 due to weak growth and low inflation. Long-term interest rates are likely to start correcting upward, with a sharper rise in the US, which is experiencing rapid growth and an upturn in short rates, than in Europe. By year-end, the euro is expected to be in the USD1.20-1.25 range. The downturn in the euro will be due to weaker growth coupled with an interest rate differential that is favourable to USD assets, the risk of budgetary leniency and growing political uncertainty in the EMU.

OUTLOOK FOR CRÉDIT AGRICOLE S.A. GROUP

Against this backdrop, the Group confirms the trends and outlook described in its 2004 shelf-registration document filed with the AMF on 17 March 2005 under No. D.05-0233.

APPENDIX TO THE MANAGEMENT REPORT

Risk management within the Crédit Agricole S.A. Group

INTERNAL CONTROL

In the first half of 2005, Group Control and Audit's three functions - Control and Audit, Internal Control and Financial Security - carried out work across the entire Group.

Group Control and Audit's onsite audits of accounting records covered various Group units and entities. This work focused on the deployment of the FIDES enhanced compliance programme, along with preparations for the introduction of the new international solvency ratio.

The Group subsidiaries concerned hold half-yearly Internal Control Committee meetings, attended by each entity's head management and internal audit team. As part of these meetings, Group Control and Audit ensured that audit plans were being followed correctly, that risks were being managed adequately and that each entity had suitable internal control systems.

It made recommendations relating to the fulfilment of legal and regulatory obligations, as regards both the Crédit Agricole S.A. Group and the Crédit Agricole Group (Chairman's report with respect to the Financial Security Act and the internal control report relating to CRBF regulation 97-02).

Group Control and Audit, together with the Compliance function, took part in the French financial industry's concerted effort relating to changes to regulation 97-02 on internal control. Following the publication of the new regulation (approved on 31 March 2005), work was done - particularly by the Regional Banks - to prepare for the introduction of the new text on 1 January 2006.

The Financial Security function is in charge of preventing money laundering, combating terrorist financing and managing embargos and asset freezes. It continued its efforts to enhance its systems, particularly by updating the procedure applicable to the Crédit Agricole S.A. Group in June 2005. In the second half of 2005, this procedure will be implemented in each direct subsidiary within the scope of Crédit Agricole S.A.'s internal control, under the supervision of the Financial Security function.

Throughout the first half of 2005, the Financial Security function reinforced its flow monitoring systems aimed at preventing terrorist financing and ensuring compliance with embargoes and asset freezes, by integrating the flows of Crédit Agricole S.A.'s direct subsidiaries, mainly Calyon and Crédit Lyonnais.

This enhancement of resources was accompanied by additional work by various Group entities with the aim of defining a new reference base for the organisation and operation of anti-money laundering work.

COMPLIANCE ORGANISATION

In the first half of 2005, the Compliance Division continued implementing the Enhanced Compliance Programme requested by the French banking commission and the US Federal Reserve. It also extended the programme to all Crédit Agricole S.A. Group entities.

Organisational measures defined by Crédit Agricole S.A. in July 2004 were replicated within Group entities in France and abroad. This led to the appointment of Compliance Officers in almost all of these entities, in anticipation of some aspects of the 31 March 2005 modification of CRBF regulation 97-02 relating to the internal control of credit institutions and investment companies.

In July 2004, the Group started to define regulations for all its business areas. In the first half of 2005, it started to implement these regulations, particularly as regards entering into relationships with new customers, approving new products and activities and carrying out investments and divestments.

The text governing the dysfunction reporting procedure, in accordance with the laws, regulations and professional and ethical standards applicable to financial and banking activities, was finalised and submitted for approval to social partners within the Crédit Agricole S.A. Group.

In addition, an awareness-raising and training plan was launched, covering 55,000 Credit Agricole S.A. Group employees and dealing with compliance issues across all entities in the first half of 2005.

ASSET AND LIABILITY MANAGEMENT

GLOBAL INTEREST RATE RISK

The Crédit Agricole S.A. Group's finance division takes part in the ALM committees of subsidiaries that have significant global interest rate risk. It ensures the harmonisation of methods and practices used within the Group, and monitors the limits allocated to each entity. It consolidates the global interest risk of Crédit Agricole S.A. and these subsidiaries.

In the first half of 2005, the Crédit Agricole S.A. Group's full-year risk of loss in the event of an adverse 1% movement in interest risks represented less than 1% of its regulatory capital. The cumulative non-discounted risk for the next ten years in the event of an adverse 1% movement in interest rates represented less than 10% of regulatory capital.

In the first half of 2005, the process of reforming financial relationships between the Regional Banks and Crédit Agricole S.A. continued:

- a four-year transition period was initially scheduled. 18 months after the reform was introduced, more than a third of new money (excluding PEL home purchase savings plans) is governed by the new rules;
- on this increasing portion of new money, the Regional Banks are now paid on the basis of a market rate calculated using a reinvestment model. This model has been approved by the Regional Banks, and is implemented on their behalf by Crédit Agricole S.A. It reflects the structure and risks of these new money inflows.

LIQUIDITY RISK

At end-June 2005, Crédit Agricole S.A.'s liquidity ratio was 122%, up from 108% at end-2004.

In the first half of 2005, Crédit Agricole S.A. also increased its borrowing capacity by raising the limit of its Euro Medium-Term Note (EMTN) programme from $20 billion to $25 billion. This was because the retail banking business is continuing to see greater growth in lending than in savings. In the first half, Crédit Agricole S.A. borrowed €1.5 billion from Regional Bank customers in the form of senior and subordinated bonds, €3.2 billion through senior issues as part of its EMTN programme, and €0.6 billion by issuing super-subordinated notes.

Finally, a quarterly Treasury and Liquidity Committee was created. One of its main tasks is to direct the ALM Committee in managing Group liquidity risk.

MANAGEMENT OF COUNTERPARTY, MARKET AND OPERATIONAL RISKS

In the first half of 2005, the Group continued implementing a risk management system as part of the gradual introduction of Basel II-type indicators. The system is based on the widespread deployment of internal ratings and the creation and usage of risk databases.

Teams are working on harmonising co-ordination arrangements, risk assessment methods and information systems.

THE GROUP'S RISK MANAGEMENT ORGANISATION

The risk management organisation did not change in the first half of 2005. It is based on an integrated function overseen by the Group Risk Management Division (GRMD), which supervises credit, market and operational risks for the whole Crédit Agricole S.A. Group and consolidates data associated with risks borne the Regional Banks.

The function operates in accordance with the principles of subsidiarity and delegation, which officially define decision-making powers at each hierarchical level.

The GRMD has been organised into three sections, each under the responsibility of a deputy: Crédit Agricole S.A. and its subsidiaries (excluding Calyon), Calyon and the Regional Banks. Each section supervises risks and carries out risk management activities, i.e. defining risk strategies, mapping risks, setting and monitoring ceilings, reporting, and applying methods and standards.

Each subsidiary's risk management officer reports in hierarchical terms to the subsidiary's head management, and in functional terms to the GRMD, particularly as regards defining risk action plans.

RISK MONITORING PROCEDURES WITHIN CRÉDIT AGRICOLE S.A. AND ITS SUBSIDIARIES

Each subsidiary or business line must define its risk strategy in conjunction with the GRMD and have it validated by the Group Risk Management Committee. This risk strategy sets a framework for business development.

In the first half of 2005, risk strategies were validated for international subsidiaries (Poland, Uruguay and the international factoring network) and certain business lines (securities custody).

In addition, the Group continued to set up surveillance systems, by establishing Group risk indicators, periodic meetings between the GRMD and the various subsidiaries and business lines, and reporting presentations to the GRMC (concerning major risks, sensitive issues, risk-related costs, country risks and market risks).

BASEL II PROJECT

Implementation of the Basel II project continued at a rapid pace in the first half of 2005.

Work is progressing in line with the timetable set by the French banking commission.

The internal validation process has started for retail banking subsidiaries, which have opted to use the 'advanced' internal-rating based approach. As regards corporate banking, validation is planned for 2006 based on the 'foundation' approach, except for specialist financing operations, which will be validated directly on the "advanced" approach.

The various aspects of the project are being set up. Methodologies have been finalised. Information systems are being implemented within retail banking entities. This work includes estimating parameters and introducing a risk-weighted asset calculation tool. The central consolidation system has been enhanced by these subsidiaries' contributions. Initial stress scenarios have been created in accordance with the Basel second pillar requirements. Group risk procedures are being updated on an ongoing basis.

The implementation of Basel II methods and tools within the Regional Banks is now complete. The organisation for creating data histories was set up for all markets on 31 December 2004, and the first backtesting operations on predictive retail banking credit risk models will be carried out in the second half of 2005.

It has been agreed that the Regional Banks' and Crédit Agricole S.A. Group entities' Basel II system will be submitted for approval to the French banking commission as soon as possible, and in three stages. The first stage will cover the retail banking credit risk system in late 2005/early 2006. The second will involve the corporate and local authority credit risk system in the second half in 2006. The operational risk system will be dealt with last. As for all the Crédit Agricole S.A. Group's retail banking subsidiaries, the process of approving the Basel II system began in the Regional Banks and their IT EIGs (Regional Information Systems or RISs) at the end of the first half of 2005. This work is being carried out by Crédit Agricole S.A.'s Group Control and Audit, in accordance with the French banking commission's request. Rating methodologies will be examined by an independent auditor.

In addition, the Crédit Agricole Group has stated that it is planning not to apply new prudential rules until 1 January 2008, as allowed under the draft European directive.

CHANGES IN SUBSIDIARIES' ACTIVITIES

In the first half of 2005, the following changes took place:

a new factoring business segment is being created by combining Eurofactor and Transfact, effective from 1 October 2005.

The required changes to the risk management system resulting from this combination are currently being implemented.

COUNTERPARTY RISKS

MONITORING MAJOR COUNTERPARTY RISKS

The total consolidated commitments of Crédit Agricole S.A. entities and subsidiaries are monitored by counterparty and by group of related counterparties.

At 30 June 2005, the risk exposure of Crédit Agricole S.A. and its subsidiaries to the 10 largest non-bank counterparties was €18 billion (management data, including gross risk amounts before any guarantees on credit, securities and market operations). This represents a 10% fall with respect to the previous year.

At the Regional Banks, major counterparty risks are monitored mainly via the Foncaris subsidiary. At 30 June 2005, Foncaris guaranteed 50% of the Regional Banks' €6.9 billion exposure to major counterparties.

As a result, its commitments at that date totalled €3.4 billion. Foncaris' exposure to its ten largest counterparties equalled €1.16 billion or a third of its total commitments.

RISK PROVISIONING AND COVERAGE

Crédit Agricole S.A.'s consolidated risk-related costs are on a downward trend. On an annualised basis, they equalled 26 basis points of Cooke risk-weighted assets (excluding market risks) in the first half of 2005, down from 32 basis points in the year-earlier period (estimated 2004 IFRS figures).

This decline is the result of a generally positive situation in the large corporate customer segment, along with preventative action taken by the Group, including disposals of loans and the hedging policy.

MARKET RISKS

MARKET RISK MEASUREMENT AND MANAGEMENT METHODOLOGY

In the first half of 2005, the Group maintained efforts to revise its stress scenario system - which began in 2004 - by setting up adverse stress scenarios. Adverse stress scenarios involve ex-post calculations, and supplement the existing ex-ante historical and hypothetical stress scenarios. In adverse stress scenarios, shocks are defined retrospectively, depending on an institution's positions at any given time. The risk factors covered are interest rates and interest-rate volatility, equity prices and equity-price volatility and exchange rates.

MARKET RISK EXPOSURE OF THE CRÉDIT AGRICOLE S.A. GROUP

Value at Risk measurement

The change in VaR on Crédit Agricole S.A.'s capital market activities, broken down by business line, was as follows:

BREAKDOWN OF VaR (99%, 1 DAY)

(in millions of euros)	Minimum	Maximum	Average	30/06/05
Cash	4	8	5	**8**
Interest rates, currency and commodities	12	15	13	**12**
Credit	6	11	8	**9**
Equities	5	9	7	**7**
Crédit Agricole S.A. Group VaR	**17**	**25**	**21**	**20**

The figures are calculated over the six months from 31/12/2004 to 30/06/2005.

The Crédit Agricole S.A. group's total VaR, including residual market risks arising from small Crédit Agricole S.A. subsidiaries and obtained by adding the individual VaRs, amounted to €20 million at 30 June 2005 (including €16 million for Calyon).

Stress scenario measurement

At 30 June 2005, the following results were obtained using stress scenarios:

(in millions of euros)	Historical stress scenario: Bond market crash, 1994*	Historical stress scenario: Increase in credit spreads, 1998**	Historical stress scenario: Crash in technology shares, 2002***	Hypothetical stress scenario Economic recovery****	Adverse stress scenario****
Cash	(15)	12	9	(103)	
Interest rates, currency and commodities	73	192	46	(5)	
Credit	20	(38)	(17)	1	
Equities	14	(71)	(22)	(7)	
Total	**93**	**96**	**17**	**(115)**	**(295)**

** Sharp increase in interest rates (duplicates risk factors observed between 17 February and 2 March 1994).*
*** Sharp fall in interest rates for maturities of less than 10 years and sharp increase in interest-rate volatility.*
**** Significant fall in equity markets.*
***** Stress scenario designed to capture the impact of an economic recovery (rises in equity markets, interest rates, spot USD exchange rates and oil prices and falls in bond spreads).*
****** Adverse stress scenario: ex-post stress scenario (depending on the type of positions), calculated on sensitivity to the main risk factors.*

OPERATIONAL RISKS

In the first half of 2005, the Crédit Agricole Group continued to implement the qualitative and quantitative system for identifying, evaluating, preventing and monitoring operational risks, in view of the introduction of Basel II.

This operational risk management system has the following components, which are shared by the whole Group:

- governance of the operational risk management function: system supervised by head management[1]; involvement of risk management divisions (Crédit Agricole S.A. and subsidiaries / entities) in system oversight and co-ordination and responsibilities of subsidiaries / entities in controlling their risks through the network of Operational Risk Managers;
- identification and qualitative assessment of risks through risk mapping and the use of indicators to monitor the most sensitive processes;
- collation of operating losses and an early-warning system for significant incidents, which are consolidated in a database used to measure and monitor risk-related costs;
- calculation and allocation of regulatory and economic capital to operational risks at the consolidated and subsidiary / entity levels;
- submission of periodic operational risk scorecards at the subsidiary / entity level, supplemented by a Group summary.

The system is applied by each Group entity in accordance with the principle of subsidiarity.

CRÉDIT AGRICOLE S.A. GROUP

The Group is aiming to obtain advanced measurement approach certification from the French banking commission for the most of Crédit Agricole S.A. Group by end-2007 at the latest. It is aiming to propose a validation timetable in the second half of 2006 for its main subsidiaries (Calyon, Crédit Lyonnais, Sofinco, Finaref and CAAM).

1. Via the operational risks committee or the operational risk section of the internal control committee.

In this respect, the Group completed or made very good progress with the deployment of operational risk mapping (qualitative part - Europa system) in the vast majority of its subsidiaries in the first half of 2005. At the same time, the collation of loss information (quantitative part - Olimpia system) and scorecards ('use-oriented') was extended to almost all Group entities.

This gradual creation of operational loss data histories is enabling the Group to continue developing its model for internal economic capital calculation and allocation based on statistical distributions (Basel II advanced measurement approach used by most major institutions). This work is also contributing to analyses of the impact of the new solvency ratio reform.

At mid-2005, the Crédit Agricole S.A. Group had operational risk scorecards covering all business segments, excluding insurance: Calyon, Private Banking, Crédit Lyonnais, Asset Management (CAAM, CAIS, BFT) and SFS (Sofinco, Finaref, CA Leasing, Eurofactor/Transfact).

REGIONAL BANKS AND THEIR SUBSIDIARIES

After setting up the qualitative (mapping) part of the operational risk system in 2004, the Regional Banks and their subsidiaries have started collating loss data (quantitative part). This is enabling them to measure operational risk-related costs and to monitor them (scorecards, ad hoc risk committee, etc.).

Some action plans have been initiated in order to reduce the cost of the main risks assessed in this way.

In addition to implementing this system, the Regional Banks have decided to start mapping the risks of their Regional Information Systems (RISs), using similar methods.

The Basel II project of the Regional Banks' risk management division (DRC/RS) is looking at migrating IT tools to an intranet-type solution, in order to make risk management more consistent and homogeneous.

Finally, CAMCA completed its project to ensure that the Regional Banks' insurance policies were appropriate given the operational risks identified.

LEGAL RISKS

LITIGATION AND EXCEPTIONAL EVENTS

The main legal and tax proceedings involving the Crédit Agricole S.A. Group entities are those mentioned:

- in the Crédit Agricole S.A. shelf-registration document filed with the Autorité des Marchés Financiers on 17 March 2005 under reference D.05-0233;
- and in the shelf-registration document update filed with the AMF on 12 July 2005 under reference D.05-0233-A04.

Since that time, on 26 August 2005, Banca Intesa announced that the temporary administrator of Parmalat had brought legal actions against some Banca Intesa subsidiaries and other institutions, seeking a total amount of around €2.9 billion. The Intesa group believes that this litigation is without foundation, and expects it to have no significant effect on its consolidated financial statements.

To the knowledge of Crédit Agricole S.A., at the time this document was filed with the AMF, there was no exceptional factor or litigation that may have or may recently have had a significant impact on the financial position, activities, income or assets of the company or of the Crédit Agricole S.A. Group.

2-2 Half year 2005 results

PRESS RELEASE

On 7 September, Crédit Agricole S.A. announced its consolidated results for the half year 2005.

STRONG EARNINGS GROWTH

Half year 2005 results
(H1-05 compared to H1-04)

Gross operating income	€2,231 million (+11.5%)
Net income - Group share	€1,865 million (+31.3%)
Cost/income ratio	66.7% (-1.4 points)
Annualised ROE	15.9%

Crédit Agricole S.A.'s Board of Directors, chaired by René Carron, met on 6 September 2005 to approve the results for the first half of 2005.

Crédit Agricole S.A. achieved strong growth in the first half of 2005. Net income - Group share amounted to €1,865 million, an increase of 31.3% compared with the same period last year, demonstrating the continuation of the group's durable and profitable growth. The cost/income ratio improved significantly and annualised ROE stood at 15.9%.

This performance reflects solid growth in gross operating income (+11.5%), a further decrease in risk-related costs to an all-time low and a significant increase (+27.2%) in the contribution from equity affiliates.

The Group has undergone extensive changes since the integration of Crédit Lyonnais was finalised. The 2005 financial year is the first full year of the Group's new configuration. Each business line contributed to this growth, driven by sustained business momentum at the Regional Banks and Crédit Lyonnais, strong growth in asset management and specialised financial services and a sharp increase in corporate and investment banking revenues.

Second quarter 2005 results
(Q2-05 compared to Q1-05)

Gross operating income	€1,207 million (+17.9%)
Net income - Group share	€960 million (+6.1%)

The Group performed very well in the second quarter of 2005, with gross operating income up 17.9% compared with the previous quarter (up 1.6% compared with the second quarter of 2004), driven in particular by strong growth momentum in all retail banking-related activities and the excellent operating performance of corporate and investment banking activities.

After the Board Meeting, Jean Laurent, Chief Executive Officer, highlighted "*these robust first-half results, with growth of more than 30%, with an impressive performance in the second quarter*". He added that "*all of the profitability targets set at the time of the offer for Crédit Lyonnais were exceeded in the first half of the year; these excellent results demonstrate the relevance of the strategic decisions that governed the acquisition and the integration of Crédit Lyonnais*".

The Chairman, René Carron, stated "*these solid results for the second quarter and first half of the year are promising; they attest to the strength of the group, which is in full working order, and provide the basis for its future growth*".

In addition, the Board of Directors took note of the results of the €400 million rights issue reserved for employees, which was oversubscribed by a large amount. This demonstrates employees' confidence in the company. Subsequently, employees own 6% of Crédit Agricole S.A.'s share capital in employee shareholding plans. At 26 August 2005, the number of new shares created was 23,799,864, bringing Crédit Agricole S.A.'s total share capital to 1,497,322,301 shares.

Crédit Agricole S.A. consolidated results

Net income - Group share for the first half of 2005 came to €1,865 million, an increase of 31.3% compared with the same period in 2004. Not including integration-related costs, net income came to €1,963 million, an increase of 27.9% compared with the first half of 2004[1].

Net banking income came to €6,694 million, up 6.7%, driven mainly by sustained activity in asset management and corporate and investment banking. **Operating costs** were contained at €4,463 million, an increase of 4.4% compared with the first half of 2004. This evolution in costs relates mainly to the excellent condition of corporate and investment banking activities, with synergies able to offset most of the cost increases relating to organic growth. Consequently, **gross operating income** amounted to €2,231 million, up 11.5% compared with the same period in 2004.

The **cost/income ratio** improved by a further 1.4 percentage points from 68.1% in the first half of 2004 to 66.7% in the first half of 2005.

Risk-related costs amounted to €261 million; in a continuing favourable risk climate, risk-related costs decreased by 15.5% compared with the same period in 2004.

The contribution from equity affiliates increased by 27.2% from €580 million in the first half of 2004 to €738 million. This robust growth was mostly driven by the Regional Banks, which increased their contribution by 18.3%, and the contribution of international retail banking activities (up 34.8% year-on-year), including Banca Intesa in particular.

Pre-tax income on ordinary activities came to €2,727 million, an increase of 21.6% on the first half of 2004. **Integration-related costs** recognised in the first half of 2005 totalled €144 million (or €98 million net of tax). These costs related to the financing of projects intended to generate synergies (streamlining of properties and IT systems, early retirement plan). These costs should noticeably decrease during the second half of the year.

The synergies achieved (€612 million for the full year in 2005 as of 30 June 2005) are in line with the group's cost-cutting targets (€620 million in 2005 and €760 million in 2006).

Net income - Group share before integration-related costs rose by 27.9% to €1,963 million, giving an annualised ROE of 15.9%.

In the second quarter of 2005, net income - Group share came to €960 million, confirming the positive trend, with growth of 6.1% in relation to the first quarter of 2005 and 22.9% in relation to the second quarter of 2004. This performance is due to ongoing improvement in **gross operating income** to €1,207 million, an increase of 1.6% compared with the same period in 2004 and 17.9% compared with the first quarter of 2005. Risk-related costs declined further in relation to the first quarter. **Income from equity affiliates** rose by 39.4%, mainly thanks to the excellent contribution from Banca Intesa.

1. In order to make comparisons more relevant, information relating to the first half of 2004 has been estimated in accordance with IAS/IFRS, including IAS 32 and 39 and IFRS 4. These figures have not been reviewed by the auditors.

(in millions of euros)	Q2-04*	Q2-05	Δ T2/T2*	H1-04*	H1-05	Δ H1/H1*
Net banking income	**3,328**	**3,461**	**+4.0%**	**6,274**	**6,694**	**+6.7%**
Operating expenses	(2,140)	(2,254)	+5.3%	(4,273)	(4,463)	+4.4%
Gross operating income	**1,188**	**1,207**	**+1.6%**	**2,001**	**2,231**	**+11.5%**
Risk-related costs	(102)	(123)	+20.6%	(309)	(261)	(15.5%)
Equity affiliates	251	350	+39.4%	580	738	+27.2%
Net gain (loss) on disposal of other assets	(24)	14	n.s.	(29)	19	n.s.
Pre-tax income on ordinary activities	**1,313**	**1,448**	**+10.3%**	**2,243**	**2,727**	**+21.6%**
Integration-related costs	(123)	(95)	(22.8%)	(164)	(144)	(12.2%)
Net income	**861**	**1,070**	**+24.3%**	**1,577**	**2,042**	**+29.5%**
Net income - Group share	**781**	**960**	**+22.9%**	**1,420**	**1,865**	**+31.3%**
Net income - Group share before integration-related costs	**869**	**1,026**	**+18.1%**	**1,535**	**1,963**	**+27.9%**
Cost/income ratio	**64.3%**	**65.1%**	**+0.8 pt**	**68.1%**	**66.7%**	**(1.4 pt)**
ROE					**15.9%****	

** Data for 2004 estimates based on IAS/IFRS have not been reviewed by the auditors, including 32 and 39 and IFRS 4; data for 2005, based on IAS/IFRS including 32 and 39 and IFRS 4 were subject to a limited review.*
*** Net income - Group share excluding integration-related costs as a percentage of average equity, excluding unrealised capital gains.*

FINANCIAL POSITION

Crédit Agricole S.A.'s consolidated shareholders' equity amounted to €27.7 billion at end-June 2005 versus €26.1 billion at end-December 2004.

Risk-weighted assets increased by 9.4% in the first half 2005 and the Tier One solvency ratio was 7.8% at end-June 2005 versus 7.4% at end-December 2004 on unaudited estimates restated under IFRS.

The overall solvency ratio was 8.2% versus 8.0% at end-December 2004 restated under IFRS.

Results by business line

All business lines increased their contribution to group income. Thanks to the strong business momentum of French retail banking activities and a good cost control, both the Regional Banks and Crédit Lyonnais were able to improve their operating income significantly; asset management posted a high level of new inflows and significantly higher results; specialised financial services benefited from the favourable combination of strong organic growth and an active acquisition strategy; corporate and investment banking revenues and results increased sharply and the cost/income ratio improved substantially; international retail banking was boosted by the excellent performance of Banca Intesa.

Annualised ROE of business lines increased significantly to 20.2%, above the target of 18% for 2006.

1. FRENCH RETAIL BANKING - CRÉDIT AGRICOLE REGIONAL BANKS

The Regional Banks' contribution to Crédit Agricole S.A.'s consolidated net income rose by 18.3% to €373 million. This reflects the continuing strong growth momentum of the Regional Banks, with tight control of operating expenses and low risk-related costs. The Regional Banks accounted for nearly 14% of the Group's pre-tax income on ordinary activities.

Total customer assets continued to rise at a sustained rate of 6.9% or €28.2 billion between June 2004 and June 2005 to €436.4 billion.

Passbook deposits rose by 7.9% and life insurance inflows remained robust, while in-force business increased by 10.6% year-on-year. Investments in mutual funds and securities grew further, with year-on-year growth of 9.5% and 9.7% respectively.

Lending activities were characterised by strong growth in new medium- and long-term lending, which amounted to €26 billion in the first half of the year, up 11.9% compared with the first half of 2004. While new lending remained robust in mortgage loans (up 16.8%), it was also buoyant in other sectors such as corporates (up 18.4%) and small businesses (up 13.5%). The loan book increased by 8.9% year-on-year, exceeding the level last year.

(in millions of euros)	Q2-05	Δ Q2/Q2	Δ Q2/Q1	H1-05	Δ H1/H1
Net income accounted for at equity (25%)	**169**	**+37.5%**	**+11.9%**	**320**	**+13.0%**
Change in share of reserves	39	n.m.	n.m.	124	n.m.
Contribution of equity affiliates	208	+32.9%	(12.2%)	444	+18.3%
Tax*	(15)	+36.4%	(73.2%)	(71)	+18.3%
Net income	**193**	**+32.7%**	**+6.8%**	**373**	**+18.3%**

** Tax impact of dividends received from the Regional Banks.*

In the first half of 2005, the Regional Banks' **net banking income** in their individual accounts amounted to €6.254 billion, an increase of 6.7% compared with the same period in 2004. Adjusted for dividends received from Crédit Agricole S.A., net banking income was up 4.4%. Thanks to tight control of costs (up 2.3%), **the cost/income ratio** decreased further to 58.2%, down 1.2 points compared with the first half of 2004. **Gross operating income** came to €2.371 billion, an increase of 7.5% compared with the same period in 2004.

The **cost of credit risk** declined by 5 points compared with the first half of 2004 to 23 basis points, a historically low level. In addition, doubtful loans decreased to 3.3% of total loans outstanding compared with 3.7% last year, while provision cover improved to 73%.

Consequently, **aggregate net income accounted for at equity** at 25% increased by 13.0% to €320 million, with the contribution to Crédit Agricole S.A.'s consolidated income up 18.3% at €373 million, after tax paid by Crédit Agricole S.A. on dividends received from the Regional Banks.

Annualised ROE stood at 20.6%.

In the **second quarter of 2005, gross operating income** rose by 13.4% year-on-year. Net banking income adjusted for dividends received from Crédit Agricole S.A. by the Regional Banks increased by 6.8% compared with the same period last year. Operating expenses rose by 2.4% compared to Q2-04. The aggregate net income of the Regional Banks in their individual accounts grew by 30.1%, compared to the same period of 2004.

The contribution **on an equity-accounted basis** at 25% in Crédit Agricole S.A.'s accounts came to €169 million, up 37.5% on the second quarter of 2004.

2. FRENCH RETAIL BANKING - CRÉDIT LYONNAIS

In keeping with the trend seen in the first quarter, business momentum remained strong in the second quarter of 2005. At the end of the summer, Crédit Lyonnais took a key step in its corporate strategic plan, adopting a new logo and a new brand.

Total customer assets rose by 5.9% over one year thanks to strong growth in passbook deposits (up 19%), significant acceleration in growth in sight deposits and the continuing robust performance of life insurance, with in-force business up 9.8% compared with the first half of 2004. June was a particularly buoyant month for mutual funds thanks to the successful launch of a new capital guaranteed fund, with deposit taking of €200 million in less than one month.

Lending remained buoyant with strong growth in new mortgage loans (up 25% in the second quarter of 2005 year-on-year), with no deterioration in the banking margin, and robust growth in new medium- and long-term SME loans (up 34% in the first half of 2005 year-on-year) and professional loans (up 25% in the second quarter of 2005 year-on-year). The loan book increased by 6.6% to €50.3 billion at end-June 2005, boosted by a sharp increase in mortgage loans (up 9.4% over one year) and professional loans (up 4.3%), mainly equipment loans.

(in millions of euros)	Q2-05	Δ Q2/Q2	Δ Q2/Q1	H1-05	Δ H1/H1*
Net banking income	**900**	**+3.7%**	**+7.6%**	**1,737**	**+2.4%**
Operating expenses	(613)	+0.6%	(2.0%)	(1,240)	0.0%
Gross operating income	**287**	**+11.0%**	**+36.3%**	**497**	**+9.1%**
Risk-related costs	(31)	(13.9%)	(25.5%)	(72)	(8.9%)
Pre-tax income on ordinary activities	**256**	**+15.0%**	**+51.5%**	**425**	**+12.9%**
Tax	(77)	+11.8%	+51.8%	(128)	+10.4%
Net income	**179**	**+16.5%**	**+51.4%**	**297**	**+14.0%**
Cost/income ratio	**68.2%**	**(2.1 pts)**	**(6.7 pts)**	**71.4%**	**(1.7 pt)**
Allocated capital (€ bn)				**2.4**	
ROE				**25.1%**	

*** 2004 figures are like-for-like.***

In the first half of the year, **gross operating income** rose by 9.1%, with **net banking income** up 2.4% at €1,737 million, driven by a 4.2% increase in commission income (largely from insurance commission income) and net interest income (up 0.9%). In the second quarter, net interest income improved by 2.3% thanks to higher volumes and solid income in financial management. **Operating expenses** remained stable at €1,240 million; the progress of the corporate strategic plan was reflected by a reduction in recurring costs, offsetting marketing investment (continued efforts to optimise the branch network, growing momentum of telephone platforms, launch of the new "LCL" brand).

The **cost/income ratio** improved by 1.7 points to 71.4%.

Risk-related costs amounted to €72 million, a decrease of 8.9% compared with the first half of 2004. The cost of risk (including collective provisions) as a percentage of risk-weighted assets stood at 36 basis points at end-June 2005 versus 45 basis points in 2004. Provision cover strengthened further to 80.3%.

Net income amounted to €297 million, an increase of 14% compared with the first half of 2004. Annualised ROE was 25.1%.

In the **second quarter of 2005, gross operating income** came to €287 million, up 11.0% year-on-year, thanks to a 3.7% increase in **net banking income**, driven by improvement in net interest income and higher commission income. The increase in **operating expenses** was limited to 0.6% compared with the same period in 2004. **Risk-related costs** declined by 13.9% to €31 million. Net income came to €179 million, an increase of 16.5% compared with the second quarter of 2004.

3. SPECIALISED FINANCIAL SERVICES

Specialised financial services continued to benefit from strong growth in consumer lending and further targeted acquisitions to strengthen or complement existing activities.

The **consumer credit business** continued to expand via acquisitions, with:

- finalisation of the takeover of Credilar in Portugal, a subsidiary of Portuguese bank Millennium BCP specialising in household equipment. Credilar's activities will be merged with those of Sofinco's Portuguese subsidiary, Credibom, to create one of the leaders in the Portuguese market;
- the announcement of the acquisition of 100% of Czech company CP Leasing, specialising in car leasing, which is one of the top 10 leasing companies in the country with market share of around 10% and leased assets of €166 million at end-December 2004.

Consumer credit outstandings, mainly handled by Sofinco, Finaref and Lukas, rose by 15.2% year-on-year to €34.2 billion at end-June 2005. This growth stemmed from acceleration in new business, which grew by 18.4% year-on-year, mainly thanks to foreign subsidiaries, which achieved growth of 45.6%, particularly Agos Itafinco and Creditplus. In France, where new business rose by 6.1%, demand was underpinned by increased cooperation with the Regional Banks (up 25.1% year-on-year) and the Crédit Lyonnais network (up 13.7% year-on-year).

Consumer credit accounted for 85% of specialised financial services' gross operating income.

In a sluggish investment climate, **the lease financing business** was strengthened further and achieved growth of 5.6% in new business, with outstandings remaining stable at €12.6 billion at end-June 2005.

The factoring business maintained its impetus with factored revenues up 15% year-on-year. Outstandings amounted to €5.2 billion, with much stronger growth outside France (+13.8%), particularly in Germany (No 3 in its market) and Belgium. Crédit Agricole S.A. increased its interest in Eurofactor from 49.1% to 98.2% through the purchase at the end of December 2004, of Eurler Hermes' interest in it.

(in millions of euros)	Q2-05	Δ Q2/Q2*	Δ Q2/Q1	H1-05	Δ H1/H1*
Net banking income	**594**	**+0.7%**	**(1.5%)**	**1,197**	**+5.9%**
Operating expenses	(308)	+1.8%	(4.8%)	(632)	+6.8%
Gross operating income	**286**	**(0.4%)**	**+2.3%**	**565**	**+5.0%**
Risk-related costs	(85)	(1.3%)	(12.2%)	(183)	(3.2%)
Equity affiliates	0	n.m.	n.m.	2	n.m.
Net gain (loss) on disposal of other assets	-	n.m.	n.m.	-	n.m.
Pre-tax income on ordinary activities	**201**	**+1.8%**	**+9.7%**	**384**	**+12.8%**
Tax	(72)	+17.4%	+25.8%	(129)	+7.7%
Net income before integration-related costs	**129**	**(5.3%)**	**+2.1%**	**255**	**+15.6%**
Cost/income ratio	**51.9%**	**+0.5 pt**	**(1.8 pt)**	**52.8%**	**+0.4 pt**
Allocated capital (€ bn)				**2.1**	
ROE				**23.7%**	

** 2004 figures are like-for-like.*

In the segment as a whole, **net banking income** rose by 5.9% year-on-year to €1,197 million. With a 6.8% increase in operating expenses due to the expansion of the international consumer credit business, **gross operating income** increased by 5.0% to €565 million.

Risk-related costs remained tightly controlled (down 3.2%). Net income before integration-related costs came to €255 million, up 15.6% compared with the same period in 2004. Annualised ROE stood at 23.7%.

In the **second quarter of 2005, gross operating income** amounted to €286 million, quasi-stable (down 0.4%) in relation to the second quarter of 2004. **Net banking income** increased by 0.7%, impacted by slower growth in lease financing revenue while the business line undergoes re-organisation. Operating expenses rose by 1.8% due to the strong growth of international activities. Risk-related costs declined by 1.3% year-on-year. Net income before integration-related costs was down in relation to the second quarter of 2004 but increased by 2.1% compared with the first quarter.

4. ASSET MANAGEMENT, INSURANCE AND PRIVATE BANKING

Once again, the **asset management and insurance** business lines posted excellent results and stepped up growth by looking to establish leading positions in their areas of activity:

- **signature at the end of May 2005 of an agreement with Banca Intesa** concerning the acquisition of a 65% stake in the entity formed from the merger between Nextra Investment Management and Crédit Agricole Asset Management sgr, with a 12-year distribution agreement. This deal will make Crédit Agricole one of the top five asset management firms in Europe and the only company with a leading position in both Italy and France;
- **combination of the expertise of CAAM** and Calyon in structured products and accounts under management to create CASAM, entity of the asset management business line, which has started operating as at 1 September;
- **creation of CACEIS**, Crédit Agricole-Caisse d'Epargne Investor Services, on 31 August 2005, specialising in financial services for institutional customers and major companies. CACEIS is a key player in France and in Europe, where it has a wide presence (Paris, *Luxembourg, Madrid, Brussels, Dublin and Amsterdam*);
- **in private banking, the merger between CAI Luxembourg and CL Luxembourg** to form Crédit Agricole Luxembourg. This new entity is a key player in this market, with more than €10 billion in assets under management;
- **in property and casualty insurance**, the acquisition of a 40% stake in AF IARD.

Assets under management for the segment as a whole increased sharply to €461.5 billion (excluding double counting) at end-June 2005, up 15.0% year-on-year. This growth reflects the sharp increase in new inflows in asset management and life insurance, as well as the stock market upturn.

In **asset management**, growth in assets under management was particularly robust (+15.8% excluding intragroup transfers), amounting to €395.8 billion at end-June 2005, an increase of €41.5 billion compared with the first half of 2005 (on a like-for-like basis and comparable methods). This **growth** resulted from a high level of net new inflows at nearly €21 billion in the first half of the year, including €12 billion in the second quarter alone, as well as a positive market effect

(€20.7 billion). Most new inflows were focused on bonds and alternative funds. International subsidiaries maintained their strong growth momentum, contributing 38% to net new inflows in the first half of the year. In the second quarter, CAAM's innovation capability was reflected by the launch of new structured funds (Protéin'2, Magnésium, Biathlon) and the development of a tracker fund listed on Euronext, the CAC 40 Indexis ETF.

Private banking saw firm growth in the first half of 2005, with assets under management rising by €5.2 billion since the start of the year. The benefits of the new structure in France and abroad are beginning to be seen, particularly with the robust performance of BGPI and in Monaco. At end-June 2005, assets under management stood at 73 billion, with 60% abroad and 40% in France.

Life insurance achieved excellent performance. Premium income amounted to €9.7 billion in the first half of the year, an increase of 12.8% compared with the same period in 2004, in line with the market. New unit-linked product inflows increased by 37% year-on-year, thanks in particular to new inflows in guaranteed funds. Assets under management amounted to €136.6 billion, an increase of 10.4% over one year.

Growth in property and casualty insurance remained robust in the first half of the year: premium income increased by 19.9% and new business grew by 20.8%, driven by healthcare products and products for farmers and professionals.

(in millions of euros)	Q2-05	Δ Q2/Q2*	Δ Q2/Q1	H1-05	Δ H1/H1*
Net banking income	**751**	**+7.1%**	**(3.3%)**	**1,529**	**+10.5%**
Operating expenses	(350)	+2.9%	+3.7%	(688)	+4.0%
Gross operating income	**401**	**+11.1%**	**(8.7%)**	**841**	**+16.4%**
Risk-related costs	4	n.m.	n.m.	4	n.m.
Equity affiliates	4	n.m.	n.m.	13	n.m.
Net gain (loss) on disposal of other assets	(1)	n.m.	n.m.	(2)	n.m.
Pre-tax income on ordinary activities	**407**	**+15.6%**	**(9.2%)**	**856**	**+19.8%**
Tax	(112)	(4.8%)	(29.4%)	(272)	+14.6%
Net income before integration-related costs	**295**	**+25.9%**	**+1.9%**	**584**	**+22.4%**
Cost/income ratio	**46.6%**	**(0.8 pt)**	**+3.2 pts**	**45.0%**	**(2.2 pts)**
Allocated capital (€ bn)				**5.8**	
ROE				**20.2%**	

** 2004 figures are like-for-like.*

Gross operating income increased by 16.4% year-on-year thanks to strong growth in net banking income to €1,529 million, up 10.5% compared with the same period in 2004, combined with a more limited increase in operating expenses (up 4.0%).

Net income before integration-related costs came to €584 million, an increase of 22.4% compared with the first half of 2004. ROE stood at 20.2%.

Business in the second quarter was particularly robust, with **net banking income** up 7.1% year-on-year. **Operating expenses** increased by 2.9% and gross operating income rose by 11.1%. **Income** before integration-related costs came to €295 million, an increase of 25.9% compared with the second quarter of 2004.

5. CORPORATE AND INVESTMENT BANKING

Since Calyon was formed one year ago, the corporate and investment banking division has seen continuing growth in income. **Net income** before integration-related costs increased by 48.4% and ROE improved by 17.4%, above the period average of 15%. The first half of the year confirmed the trend of strong revenue generation that began in the fourth quarter of 2004. Thanks to the favourable pincer effect between the sharp rise in **net banking income** (up 11%) and the reduction in **operating expenses** (down 0.9%), reflecting integration-related synergies, **gross operating income** rose by 40% year-on-year. As a result, the cost/income ratio improved significantly to 63.3%, down 7.6 points.

The rapid improvement in the performance of the corporate and investment banking division is partly thanks to the Group's strong and well established position in a number of business lines on which Calyon is capitalising, notably **structured finance** (No 1/2 mandated arranger of project finance worldwide), **equity research** (No 1 in France on small and mid-caps), in **capital market activities** (in Asia, No 2 in structured credit products), and **investment banking** (No 1 bookrunner for share issues in France and No 1 bookrunner for IPOs in France and Europe).

One year after the effective merger, Calyon has set its targets for the next three years: net banking income of €1 billion in three years to €4.7 billion in 2007, improvement in the cost/income ratio to 60% (compared with 71% at end-December 2004) and durable improvement in ROE.

(in millions of euros)	Q2-05	Δ Q2/Q2*	Δ Q2/Q1	H1-05	Δ H1/H1*
Net banking income	**1,119**	**+17.3%**	**+8.4%**	**2,152**	**+11.0%**
Operating expenses	(684)	+1.4%	+1.0%	(1,362)	(0.9%)
Gross operating income	**435**	**+55.8%**	**+22.5%**	**790**	**+40.0%**
Risk-related costs	10	(77.8%)	(26.1%)	24	X 3.4
Equity affiliates	30	+54.6%	+35.7%	52	+43.1%
Net gain (loss) on disposal of other assets	(1)	n.m.	n.m.	3	n.m.
Pre-tax income on ordinary activities	**474**	**+47.9%**	**+20.0%**	**869**	**+48.4%**
Tax	(108)	+45.4%	+15.6%	(202)	+48.4%
Net income before integration-related costs	**366**	**+48.6%**	**+21.4%**	**667**	**+48.4%**
Cost/income ratio	**61.2%**	**(9.6 pts)**	**(4.5 pts)**	**63.3%**	**(7.6 pts)**
Allocated capital (€bn)				**7.7**	
ROE				17.4%	

** 2004 figures are like-for-like.*

In the **second quarter of 2005, net income before integration-related costs** came to €366 million, an increase of 48.6% compared with the second quarter of 2004. This improvement was thanks to the sharp rise in net banking income (up 17.3%) and tight control of operating expenses (up 1.4%). Gross operating income increased by 55.8% to €435 million and the cost/income ratio declined by 9.6 points to 61.2%.

These very favourable developments relate to both financing activities and capital markets and investment banking.

FINANCING ACTIVITIES

(in millions of euros)	Q2-05	Δ Q2/Q2*	Δ Q2/Q1	H1-05	Δ H1/H1*
Net banking income	**501**	**+10.4%**	**+18.5%**	**924**	**+5.7%**
Operating expenses	(210)	(6.3%)	+4.1%	(412)	(13.0%)
Gross operating income	**291**	**+26.6%**	**+31.6%**	**513**	**+27.8%**
Risk-related costs	15	(71.0%)	+17.1%	28	+86.7%
Equity affiliates	30	+54.6%	+35.7%	52	+43.1%
Net gain (loss) on disposal of other assets	1	n.m.	n.m.	1	n.m.
Pre-tax income on ordinary activities	**337**	**+20.3%**	**+31.6%**	**594**	**+37.0%**
Tax	(74)	+20.6%	+26.8%	(132)	+26.4%
Net income before integration-related costs	**264**	**+20.2%**	**+33.0%**	**462**	**+40.3%**
Cost/income ratio	**41.9%**	**(7.5 pts)**	**(5.8 pts)**	**44.5%**	**(9.6 pts)**
ROE	**20.6%**			**18.0%**	

** 2004 figures are like-for-like.*

In the first half of 2005, **financing activities** generated **net income** before integration-related costs of €462 million, an increase of 40.3% compared with the first half of 2004. In a climate of weak demand and declining margins, **net banking income** rose by 5.7% to €924 million (up 7.5% like-for-like and at constant exchange rates), benefiting from growth in higher value-added activities, particularly structured finance (up 16.5% like-for-like and at constant exchange rates). **Operating expenses** decreased significantly (down 13% or 11.9% like-for-like and at constant exchange rates). As a result, **gross operating income** increased by 27.8% (up 30.4% like-for-like and at constant exchange rates) and the **cost/income ratio** improved by 9.6 points year-on-year to 44.5%.

Risk-related costs recorded a net provision reversal of €28 million and **income from equity affiliates** (relating mainly to the contribution from Al Saudi Al Fransi) amounted to €52 million, an increase of 43.1% over the period.

In a climate of continuing fierce competition, asset performance (net banking income/risk-weighted assets) improved in the **second quarter of 2005** to 2.44% compared with 2.25% in the first quarter, illustrating Calyon's stronger position among its customers, particularly in structured finance and syndicated loans. **Net banking income** increased significantly (up 10.4% compared with the second quarter of 2004 and 18.5% compared with the first quarter of 2005) and operating expenses declined by 6.3% year-on-year.

Gross operating income benefited from the favourable pincer effect, rising by 26.6%. The **cost/income ratio** therefore stood at 41.9% at the end of the second quarter, an improvement of 7.5 points compared with the same period in 2004.

As a result of a net provision reversal of €15 million and a higher contribution from equity affiliates, **net income before integration-related costs** increased by 20.2% to €264 million.

CAPITAL MARKETS AND INVESTMENT BANKING

(in millions of euros)	Q2-05	Δ Q2/Q2*	Δ Q2/Q1	H1-05	Δ H1/H1*
Net banking income	**618**	**+23.6%**	**+1.3%**	**1,228**	**+15.3%**
Operating expenses	(475)	+5.3%	(0.3%)	(951)	+5.4%
Gross operating income	**143**	**X2.9**	**+7.3%**	**277**	**+69.9%**
Risk-related costs	(5)	(18.3%)	n.m.	(4)	(50.0%)
Net gain (loss) on disposal of other assets	(2)	(33.3%)	n.m.	2	n.m.
Pre-tax income on ordinary activities	**136**	**X3.4**	**(1.4%)**	**275**	**+80.9%**
Tax	(34)	X2.6	(2.8%)	(70)	X2.8
Net income before integration-related costs	**102**	**X3.8**	**(1.0%)**	**205**	**+70.4%**
Cost/income ratio	**76.8%**	**(13.4 pts)**	**(1.3 pt)**	**77.4%**	**(7.3 pts)**
ROE	**15.7%**			**16.0%**	

** 2004 figures are like-for-like.*

In the first half of 2005, capital markets and investment banking generated **net banking income** of €1,228 million, an increase of 15.3% compared with the first half of 2004, thanks particularly to the continuing recovery of equity derivatives activities, which saw a four-fold increase in revenues, as well as a solid performance in securitisation products. **Operating expenses** increased by 5.4% due to expansion in business and organic growth. **Gross operating income** rose significantly by 69.9% to €277 million.

Net income before integration-related costs came to €205 million, an increase of 70.4% compared with the first half of 2004. Annualised ROE stood at 16.0%.

In the **second quarter**, in a climate affected by the general credit market crisis, **net banking income** was resilient, thanks to non-recurring transactions, and increased by 23.6% year-on-year or 1.3% compared with the first quarter. Operating expenses were contained (up 5.3% compared with the second quarter of 2004 and down 0.3% compared with the first quarter of 2005) and **gross operating income** (€143 million) was 2.9 times the one of the second quarter of 2004 or 7.3% compared with the first quarter. Net income before integration-related costs came to €102 million, more or less stable (down 1.0%) in relation to the first quarter but three times higher than in the second quarter of 2004.

6. INTERNATIONAL RETAIL BANKING

The scope of the international retail banking division was redefined and streamlined over the first half of the year to cope with its expansion. This redefinition resulted in the transferral of certain subsidiaries (notably BFCAG, Yemen, Egypt) to other business lines. In addition to investments in European banks Intesa, BES and Emporiki, the division now consists primarily of former Crédit Lyonnais subsidiaries in Africa, the main one being Crédit du Maroc.

Furthermore, in keeping with its growth strategy, Crédit Agricole S.A. has acquired a 71% majority stake in Serbia's Meridian Bank to create one of the country's leading financial services companies. Meridian Bank A.D. will play an active role in retail banking, focusing in particular on individuals and SMEs, and will develop corporate banking. It will also aim to penetrate the insurance, lease financing and consumer credit markets via specialised entities.

The majority of international retail banking **income** is generated from **equity affiliates**, which contributed €230 million, an increase of 34.8% year-on-year. This was mainly attributable to Banca Intesa, which enjoyed an excellent first half of the year.

Net income rose by 29.2% to €240 million, bringing annualised ROE to 20.9%.

(in millions of euros)	Q2-05	Δ Q2/Q2*	Δ Q2/Q1	H1-05	Δ H1/H1*
Net banking income	**88**	**+18.5%**	**+40.3%**	**152**	**+5.2%**
Operating expenses	(76)	+32.1%	+45.0%	(129)	+14.1%
Gross operating income	**12**	**(27.5%)**	**+17.0%**	**23**	**(26.8%)**
Risk-related costs	(10)	n.m.	n.m.	(13)	+12.5%
Equity affiliates	107	+25.3%	(12.3%)	230	+34.8%
Net gain (loss) on disposal of other assets	3	n.m.	n.m.	-	-
Pre-tax income on ordinary activities	**112**	**+13.8%**	**(12.4%)**	**240**	**+26.0%**
Tax	1	n.m.	n.m.	-	n.m.
Net income	**113**	**+18.7%**	**(10.3%)**	**240**	**+29.2%**
Cost/income ratio	**86.0%**	**+8.9 pts**	**+2.8 pts**	**84.8%**	**+6.6 pts**
Allocated capital (€ bn)				**2.4**	
ROE				**20.9%**	

** 2004 figures are like-for-like.*

In the **second quarter of 2005, net income** amounted to €113 million, an increase of 18.7% year-on-year.

7. PROPRIETARY ASSET MANAGEMENT AND OTHER ACTIVITIES

Proprietary asset management and other activities sustained a loss, before integration-related costs, of €276 million in the first half of 2005 compared with a loss of €217 million in the first half of 2004.

This was mainly due to the rise in financing costs relating to the group's expansion, as well as an increase in costs relating to pension liabilities.

(in millions of euros)	Q2-05	Δ Q2/Q2*	Δ Q2/Q1	H1-05	Δ H1/H1*
Net banking income	**8**	**(94.4%)**	**n.s.**	**(72)**	**X 3.9**
Operating expenses	(221)	+43.7%	+16.1%	(412)	+41.2%
Gross operating income	**(213)**	**X15.4**	**(21.1%)**	**(484)**	**+56.0%**
Risk-related costs	(10)	(9.9%)	(9.1%)	(21)	(16.0%)
Equity affiliates	1	n.m.	n.m.	(4)	n.m.
Net gain (loss) on disposal of other assets	13	n.m.	n.m.	18	n.m.
Pre-tax income on ordinary activities	**(209)**	**X6.1**	**(25.5%)**	**(491)**	**+44.5%**
Tax	72	n.s.	(50.0%)	215	+74.8%
Net income before integration-related costs	**(138)**	**X2.3**	**(0.2%)**	**(276)**	**+27.3%**

** 2004 figures are like-for-like.*

Crédit Agricole Group consolidated results

In the first half of 2005, the Crédit Agricole group generated **net income - Group share** of €2,726 million, representing a year-on-year increase of 24.5%.

This growth was mainly due to the strong business momentum of all of the group's business lines, explaining the 5.3% increase in **net banking income**, while **operating expenses** were contained, rising by 3.7%. **Gross operating income** rose by 8.1% year-on-year to €4,608 million and risk-related costs fell by 19.8%. Income from equity affiliates increased by 44.1%. Over the period, integration-related costs fell by €20 million to €144 million.

Total shareholders' equity (Group share) came to €47.0 bn at end-June 2005. The solvency ratio was 9.9% (Tier One ratio of 7.6%).

GROUP FINANCIAL DATA

(in millions of euros)	H1-04	H1-05	Δ H1/H1
Net banking income	**12,004**	**12,637**	**+5.3%**
Operating expenses	(7,740)	(8,029)	+3.7%
Gross operating income	**4,264**	**4,608**	**+8.1%**
Risk-related costs	(739)	(593)	(19.8%)
Equity affiliates	202	291	+44.1%
Net income on other assets	(28)	19	n.m.
Pre-tax income on ordinary income	**3,699**	**4,325**	**+16.9%**
Integration-related costs	(164)	(144)	(12.2%)
Tax	(1,201)	(1,293)	7.7%
Net income	**2,334**	**2,888**	**+23.7%**
Net income - Group share	**2,189**	**2,726**	**+24.5%**

The above data relate to the Crédit Agricole group, consisting of all Local Banks, Regional Banks, Crédit Agricole S.A. and subsidiaries.

APPENDIX: SLIDES FROM PRESENTATION OF HALF YEAR 2005 RESULTS

Crédit Agricole S.A. consolidated results

✓ Disclaimer

This presentation contains certain forward-looking statements or projections on the business activities or financial position of Crédit Agricole S.A.

This information was developed from scenarios based on a number of economic assumptions for a given competitive and regulatory environment. Therefore, they are by nature subject to random factors that could cause actual results to differ from projections.

The financial statements are based on estimates, particularly in calculating market value and asset depreciation.

The reader must take all these risk factors and uncertainties into consideration before making their own judgement.

✓ Applicable standards and comparisons

The figures in this presentation have been drawn up in accordance with the IFRS accounting standards adopted by the European Union on 31 December 2004 (including IFRS 2).

Within this framework, IAS 32 and 39 and IFRS 4 only apply as of 1 January 2005.

In order to enable comparisons, information relating to the first half of 2004, including the impact of IAS 32 and 39 and IFRS 4, is based on estimates. These estimates have not been reviewed by the Statutory auditors.



Contents



Crédit Agricole S.A. consolidated results

Half Year 2005

- ✓ Gross operating income: €2,231m (+11.5% vs H1-04)
- ✓ Net income – Group share: €1,865m (+31.3% vs H1-04)
- ✓ Cost/income ratio: 66.7% (-1.4 pt vs H1-04)
- ✓ Annualised ROE : 15.9%


CRÉDIT
AGRICOLE S.A.

Crédit Agricole S.A. consolidated results

Strong growth in half-year earnings

€m	H1-04*	H1-05	Δ H1/H1*
Net banking income	**6,274**	**6,694**	**+6.7%**
Operating expenses	(4,273)	(4,463)	+4.4%
Gross operating income	**2,001**	**2,231**	**+11.5%**
Risk-related costs	(309)	(261)	(15.5%)
Equity affiliates	580	738	+27.2%
Net income on other assets	(29)	19	n.m.
Pre-tax income on ordinary activities	**2,243**	**2,727**	**+21.6%**
Integration-related costs	(164)	(144)	(12.2%)
Net income	1,577	2,042	+29.5%
Net income – Group share	1,420	1,865	+31.3%
Net income - Group share before integration-related costs	1,535	1,953	+27.9%
Cost/income ratio	68.1 %	66.7 %	(1.4 pt)
ROE		15.9%**	

- ✓ Solid operating performance:
  - NBI: +6.7%
  - GOI: + 11.5%
  - Cost/income ratio: 66.7% (-1.4 pt)
- ✓ Further decline in risk-related costs to an all-time low
- ✓ Significant improvement in profitability:
  - Net income – Group share: +31.3%
  - ROE (annualised): 15.9%
  - EPS (annualised): €2.583 (+32.3% vs H1-04)

* N.B.: unless stated otherwise, all H1-2004 figures and percentage changes in this presentation have been prepared according to IFRS, excluding IAS 32 and IAS 39, and are therefore unaudited.
** Net income - Group share excluding integration-related costs as a percentage of average equity, excluding unrealised capital gains


CRÉDIT
AGRICOLE S.A.

Crédit Agricole S.A. consolidated results

Q2-05: favourable trends confirmed

€m	Q2-04*	Q2-05	Δ Q2/Q2*
Net banking income	3,328	3,461	+4.0%
Operating expenses	(2,140)	(2,254)	+5.3%
Gross operating income	1,188	1,207	+1.6%
Risk-related costs	(102)	(123)	+20.6%
Equity affiliates	251	350	+39.4%
Net income on other assets	(24)	14	n.m.
Pre-tax income on ordinary activities	1,313	1,448	+10.3%
Integration-related costs	(123)	(95)	(22.8%)
Net income	861	1,070	+24.3%
Net income – Group share	781	960	+22.9%
Net income - Group share before integration-related costs	869	1,026	+18.1%
Cost/income ratio	64.3%	65.1%	+0.8 pt

- ✓ Further improvement in operating income:
  GOI: +1.6% vs Q2-04
  +17.9% vs Q1-05
- ✓ Further reduction in risk-related costs compared with Q1
- ✓ Significant growth in contribution from equity affiliates:
  +39.4% vs Q2-04
- ✓ Net income – Group share:
  +22.9% vs Q2-04
  +8.1% vs Q1-05

* N.B.: unless stated otherwise, all Q1-04 and Q2-04 figures and percentage changes in this presentation have been prepared according to IFRS, including IAS 32 and IAS 39, and are therefore unaudited.

6 Half Year 2005 Results – September 2005


CREDIT
AGRICOLE S.A.

Crédit Agricole S.A. consolidated results

Stronger contribution from all business lines

Contribution of business lines to pre-tax income on ordinary activities (before integration-related costs)


€m
150
208
222
250
197
201
352
407
420
474
99
112
RB
LCL
SFS
GA, ins, private bkg
CIB
IRB
Q2-04
Q2-05

Proprietary asset management and other activities: Q2-04: €34m and Q2-05: €200m

Contribution of business lines to pre-tax income on ordinary activities (excl. Proprietary asset management and other activities and before integration-related costs)


H1-04
H1-05

Regional Banks
Robust business growth in all markets and significant improvement in operating income

Strong business momentum and tightly controlled costs

Specialised financial services
Positive combination of strong organic growth and acquisition strategy

Inflows again at a high level and excellent profitability

Corporate and investment banking
Increase in revenues and significant improvement in cost/income ratio

International retail banking
Excellent contribution from Intesa

7 Half Year 2005 Results – September 2005


CREDIT
AGRICOLE S.A.

Crédit Agricole S.A. consolidated results

2006 ROE targets achieved

€m	H1-05 allocated capital	% H1-05	% H1-04	ROE H1-05	Target* ROE 2006
French retail banking – Regional Banks	3.4	14.2	14.1	20.6%	18%
French retail banking – Crédit Lyonnais	2.4	10.0	10.1	25.1%	25%
Specialised financial services	2.1	8.8	8.6	23.7%	22%
Asset management, insurance and private banking	5.8	24.5	24.1	20.2%	19%
Corporate and investment banking	7.7	32.5	32.4	17.4%	15%
International retail banking	2.4	9.9	10.7	20.9%	12%
Total business lines	23.8	100.0	100.0	20.2%	18%
Group				15.9 %**	15%

* Target (in French GAAP) announced at the time of the takeover bid for Crédit Lyonnais

** Excluding unrealised capital gains


CRÉDIT
AGRICOLE S.A.

French retail banking – Regional Banks

Solid performance of Regional Banks

- ✓ Aggregate NBI (in individual accounts) increased by 6.7% vs H1-04 and 2.7% vs Q1-05
- ✓ Risk-related costs remained low during the first half of the year
- ✓ Operating income adjusted for dividends received increased by 10.6% vs H1-04 and 6.5% vs Q1-05

€m	Q2-05	Δ Q2/Q2	Δ Q2/Q1	H1-05	Δ H1/H1
Aggregate NBI	3,169	+1.7%	+2.7%	6,254	+6.7%
Adjusted NBI*	2,909	+6.8%	+5.0%	5,678	+4.4%
Operating expenses	(1,674)	+2.4%	+2.5%	(3,307)	+2.3%
Aggregate gross operating income	1,235	+13.4%	+8.7%	2,371	+7.5%
Risk-related cost	(190)	(17.0%)	+22.0%	(345)	(7.8%)
Operating income	1,045	+21.4%	+6.5%	2,026	+10.6%
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

* Aggregate results of the 41 Regional Banks accounted for by the equity method adjusted for Crédit Agricole S.A. dividends received


CRÉDIT
AGRICOLE S.A.

French retail banking – Regional Banks

Results of French retail banking – Regional banks

Allocated capital	14.2%
Pre-tax income	13.8%

- ✓ The contribution of French retail banking increased by 18.3% vs H1-04 and 6.8% vs Q1-05, including the accounts of Regional Bank subsidiaries, the transition of individual accounts to IFRS and consolidation restatements

€m	Q2-05	Δ Q2/Q2	Δ Q2/Q1	H1-05	Δ H1/H1
Aggregate net income	[illegible]	+38.1%	[illegible]	1,113	[illegible]
Restatements for IFRS and subsidiaries	109	+94.7%	[illegible]	[illegible]	+32.2%
Net income accounted for at equity (100%)	675	+37.5%	+11.8%	1,278	+13.0%
Net income accounted for at equity (25%)	[illegible]	+37.5%	+11.9%	320	+13.0%
Change in share of reserves	[illegible]	n.m.	n.m.	124	n.m.
Share of income from equity affiliates	208	+32.9%	(12.2%)	444	+18.3%
Tax*	(15)	[illegible]	(73.2%)	(71)	+18.3%
Net income	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

* Tax impact of dividends received from Regional Banks



French retail banking – Regional Banks

Further substantial rise in customer deposits outstanding

- ✓ Robust deposit taking: up €9.1bn in the first half of the year, driven by the performance of life insurance and marketable securities activities: "Protein" mutual fund, bond issues, Sanef share offer, employee savings plans etc.
- ✓ Customer deposits outstanding increased at a steady rate: +6.9% vs H1-04, including:
  - Passbook accounts: +12.2%
  - Life insurance: +10.6%
  - Marketable securities: +9.6%

€bn


408.2
45.1
94.2
22.7
H1-04
436.4
51.0
49.4
104.2
20.6
54.1
62.9
H1-05

	Δ H1/H1
Total	+6.9%
Securities*	+9.7%
Mutual funds and SCPI*	+9.5%
Life insurance	+10.6%
Time deposits, savings bonds and certificates of deposits	+9.3%
Popular savings plans	(9.1%)
Home purchase savings scheme	[illegible]
Passbook accounts**	+7.9%
Sight deposits	+5.7%

* Non-Group securities and mutual fund assets held on customer portfolios included in 2005 and retrospectively in 2004
** CSL, LEP, Codevi, etc.



French retail banking – Regional Banks

Surge in loans outstanding and new lending

- Further strong growth in new medium- and long-term lending: loan production of €28bn in H1-05 (+11.9% vs H1-04):
  - Robust demand for home loans at €15.7bn (+18.8%), business loans (+18.4%) and professional loans (+13.5%)
- Accelerated growth in outstandings: + 8.7% in Q1-05, +8.9% in Q2-05. Growth was seen in all sectors


Loan outstanding
€bn
231.4
252.1
21.7
23.7
14.2
14.7
37.2
39.7
20.4
H1-04
H1-05

	Δ H1/H1
Total	+8.9%
Local authorities	+9.2%
Consumer credit	+3.9%
SMEs	+6.5%
Professionals	+4.0%
Farming loans	+1.8%
Mortgage loans	+12.8%
[illegible]	[illegible]


CRÉDIT AGRICOLE S.A.

French retail banking – Regional Banks

Strong business momentum and NBI growth of 4.4%*

- Considerable business momentum in certain products: "Capital Vert Croissance" retirement savings plan (outstandings up 18% over the quarter), "Protein" and "Protein Vie" mutual funds (€685m invested to end-June)
- Sharp rise in fee income from customers, driven in particular by life insurance and services
- Net interest margin rose by 5.1% vs Q1, mainly thanks to the impact of quarterly market variations on income from deposit taking and Regional Banks' financial management activities


€m
Fee income from customers
1,779
1,943
2,075
450
497
527
162
186
195
524
541
570
H1-03
H1-04
H1-05

	Δ H1/H1
Total	+6.8%
Services and other banking transactions	+6.1%
Securities	+5.1%
Insurance	+8.9%
Account management and payment instruments	+5.2%

* Excluding dividends and similar from Crédit Agricole S.A. received by Regional Banks. Excluding return on investment of excess equity, NBI increased by 3.1%


CRÉDIT AGRICOLE S.A.

French retail banking – Regional Banks

Ongoing improvement in operating income

- ✓ Cost/income ratio reduced further
- ✓ Risk-related costs reduced by 5 points


Continuous improvement in cost/income ratio*
59.4%
58.2%
H1-04
H1-05


Trends in provisioning against bad and doubtful debts and risk-related costs (bp) (excluding collective provisions)
69.2%
73.0%
Provisions/bad & doubtful debts outstanding
3.7%
3.3%
BDD/total loans outstanding
28 bp
23 bp
Cost of credit risk/total loans outstanding
H1-04
H1-05

* Aggregate cost/income ratio of the 41 Regional Banks accounted for by the equity method excl. dividends paid by Crédit Agricole S.A. to them


CREDIT AGRICOLE S.A.

Allocated capital	10.0%
Pre-tax income	13.2%

- GOI increased by 9.1% in the first half of the year
- The cost/income ratio improved by 2.1 points QoQ
- Strong business momentum maintained against fierce competition
- Further gains in market share in savings products

€m	Q2-05	Δ Q2/Q2*	Δ Q2/Q1	H1-05	Δ H1/H1*
Net banking income	800	+3.7%	+7.8%	1,737	+2.6%
Operating expenses	(513)	+0.6%	(2.0%)	(1,240)	0.0%
Gross operating income	287	+11.0%	+36.3%	497	+9.1%
Risk-related costs	(31)	(13.9%)	(25.5%)	(72)	(0.9%)
Pre-tax income on ordinary activities	256	+15.0%	+51.5%	425	+12.9%
Tax	(77)	+11.8%	+51.8%	(128)	+10.4%

* 2004 data are on a like-for-like basis and on comparable methods


CREDIT AGRICOLE S.A.

- Strong growth maintained in passbook accounts and significant acceleration in growth in sight deposits
- Satisfactory growth in life insurance, with premium inflows of over €2.1bn in the first half of the year
- Success of the latest capital guaranteed fund, marketed from June, with €200m taken in three weeks


€bn
Δ H1/H1*
115.5
122.3
H1-04*
H1-05
Total +5.9%
Securities (3.3%)
Mutual funds +3.6%
Life insurance +9.8%
Time deposits, savings bonds and certificates of deposits +6.5%
Popular savings plans (16.7%)
Home finance savings scheme (1.1%)
Passbook accounts +19.0%

* 2004 data are on a like-for-like basis and on comparable methods



17 Half Year 2005 Results – September 2005

- Marked upturn in mortgage loans (+25% in Q2-05 vs Q2-04), with no deterioration in banking margin
- Robust growth in new medium- and long-term SME loans (+34% in H1-05 vs H1-04) and professional loans (+25% in Q2-05 vs Q2-04)


€bn
Δ H1/H1*
47.2
50.3
Total +6.6%
SME loans* +3.5%
Professionals* +4.3%
Consumer loans* +2.5%
Home finance +9.4%

* On a like-for-like basis and on comparable methods. Short-term loans to professionals, which were previously included in consumer loans, are now included in professional loans



18 Half Year 2005 Results – September 2005

- Net interest margin rose by 2.3% vs Q2-04, thanks in particular to a strong performance in financial management
- Sharp increase in commission income, still fuelled by insurance
- Excluding non-recurring items, NBI increased by 1.7% in Q2-05 vs Q2-04


€m
1,696
1,737
939
938
H1-04*
H1-05
Δ H1/H1*
Δ Q2/Q2*
TOTAL +2.4% +3.1%
Net interest margin +0.9% +2.3%
Total fee and commission income +4.2% +5.4%
Services and other banking transactions (1.8%) +0.8%
Securities management +5.7% +4.8%
Insurance +6.5% +5.2%
Account management and payment instruments +3.3% +8.3%
868
900
461
462
Q2-04*
Q2-05

* 2004 data are on a like-for-like basis and on comparable methods



- Tight cost controls confirmed by further reduction in recurring expenses, reflecting the progress of strategic plan to improve productivity
- The launch of the new "LCL" brand resulted in marketing expenditure of €7m in the second quarter
- Significant improvement in the cost/income ratio (-1.7 points year-on-year) and reduction in risk-related costs to 36 basis points at end-June 2005 .


€m
1,240
Marketing investments
Recurring expenses
1,240
73.1 %
Cost/income ratio
71.4 %
H1-04 *
H1-05
73.7 %
4.7 %
45 bp
2004*
80.3 %
4.3 %
36 bp
H1-05
Cost of credit risk/weighted loans outstandings

* 2004 data are on a like-for-like basis and on comparable methods
** Risk-related costs / weighted loans outstandings



[illegible]

[illegible]


LCL

"With LCL, ask more of your money"



More in touch with customers' concerns

Clear and tangible commitment to all customers

Ambitious growth plans




Express account reservation


Mortgage deadline commitments

+100,000 accounts a year by 2007-2008


CRÉDIT AGRICOLE S.A.

Specialised financial services

Results of specialised financial services

- Strong performance in consumer loans, particularly outside France
- Re-consolidation in lease finance
- Robust factoring business

Allocated capital	8.9%
Pre-tax income	11.9%

€m	Q2-05	Δ Q2/Q2	Δ Q2/Q1	H1-05	Δ H1/H1
Net banking income	594	+0.7%	(1.5%)	1,197	+5.9%
Operating expenses	(308)	+1.8%	(4.8%)	(632)	+6.8%
Gross operating income	286	(0.4%)	+2.3%	565	+5.0%
Risk-related costs	(85)	(1.3%)	(12.2%)	(183)	(3.2%)
Equity affiliates	0	n.m.	n.m.	2	n.m.
Net income on other assets	-	n.m.	n.m.	-	n.m.
Pre-tax income on ordinary activities	201	+1.8%	+9.7%	384	+12.5%
Tax	(72)	+17.4%	+25.8%	(129)	+7.7%
Net income before integration-related costs	**129**	**(5.2%)**	**+2.1%**	**255**	**+15.5%**
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]				[illegible]	
ROE				[illegible]	


CRÉDIT AGRICOLE S.A.

Specialised financial services

Quarter marked by:

- ✓ **Further acquisition plans:**
  - Finalisation of the takeover of Portuguese company Credilar, specialising in household equipment
  - Announcement of the acquisition of 100% of Czech company CP Leasing
- ✓ A business line with a strong presence in Europe:
  - Consumer credit: Sofinco, Finaref, Lukas one of the market leaders in Europe, No 1 in France and Poland
  - Lease finance: CA Leasing, EFL No 2 in France, No 1 in Poland
  - Factoring: Eurofactor (100%-owned since early 2005), Transfact No 1 in France, a truly international network





Specialised financial services

Consumer credit in France and abroad

- ✓ Solid growth in new lending: +18.4% vs H1-04 to €11.3bn, driven by foreign subsidiaries (+45.6%)
- ✓ Further strong growth in loan book (+15.2%) thanks to the robust growth of international activities (+41.3%). Increase cooperation with the Regional Banks and the Credit Lyonnais network in France
- ✓ Strong growth in income on ordinary activities (+9.1% in H1-05 vs H1-04), with a rapidly expanding network (GOI outside France: +26% in H1-05 vs H1-04)


Growth in managed loan book
€bn
29.7
31.7
34.2
2.2
2.5
2.8
4.4
4.7
5.0
H1-04*
Dec 04*
H1-05*
Δ H1/H1*
Total +15.2%
Regional Banks +25.1%
Sofinco/Crédit Lyonnais partnership +13.7%
Third party and JV +55.2%
Proprietary outstandings +10.9%
Geographic breakdown of loans outstanding
€bn
29.7
31.7
34.2
7.7
9.1
10.8
H1-04
Dec 04
H1-05
Δ H1/H1
International +41.3%
France +6.1%

* Outstanding on comparable scope and after identifying a "third party accounts international" business segment



Asset management, insurance and private banking

Results of asset management, insurance and private banking

Allocated capital	24.5%
Pre-tax income	26.6%

- Excellent first half, boosted by a significant 15% increase in assets under management (H1/H1) to €461.5bn
- A much higher contribution, mainly thanks to asset management activities
- Further improvement in income from insurance activities
- Agreement signed with Caisse d'Epargne Group to combine respective financial services for institutional investors activities (CACEIS)

€m	Q2-05	Δ Q2/Q2*	Δ Q2/Q1	H1-05	Δ H1/H1*
Net banking income	751	+7.1%	(3.3%)	1,529	+10.9%
Operating expenses	(350)	+2.9%	+3.7%	(688)	+4.0%
Gross operating income	401	+11.1%	(8.7%)	841	+16.4%
Risk-related costs	4	n.m.	n.m.	4	n.m.
Equity affiliates	4	n.m.	n.m.	13	n.m.
Net income on other assets	(1)	n.m.	n.m.	(2)	n.m.
Pre-tax income on ordinary activities	407	+18.6%	(9.2%)	856	+19.9%
Tax	(112)	(4.8%)	(29.4%)	(272)	+14.6%

* On a like-for-like basis and on comparable methods

CRÉDIT AGRICOLE S.A.

25 Half Year 2005 Results - September 2005

Asset management, insurance and private banking

Asset management

- Robust growth:
  - Sharp increase in net new inflows: nearly €21bn, mainly in bond and alternative funds (VaR range)
  - Assets under management up 15.8% (like-for-like and on comparable methods)
- An enhanced range:
  - Launch and development of the new CAC 40 indexis ETF and structured products (Protein, Biathlon, Magnesium, Acti PEA etc.)
- Continuing international expansion: 38% of net new inflows generated outside France
  - Acquisition growth: acquisition of Nextra underway


€bn
317.4*
290.2
27.2
June 04
347.0*
316.5
30.5
Dec 04
Inflows +20.9
Market +20.7
+7.2 Scope and method
395.8*
356.1
39.6
June 05
Δ H1/H1**
AUM +15.8%
France +13.0%
International +47.6%
41.4%
25.0%
H1-04
46.5%
21.9%
14.0%
H1-05
Money markets
Bonds
Equities
Structured, alternative and other

CRÉDIT AGRICOLE S.A.

26 Half Year 2005 Results - September 2005

Asset management, insurance and private banking

Private banking

- The first half of the year was marked by the ongoing subsidiaries merger preparations to merge subsidiaries: following the creation of Crédit Agricole Suisse S.A. in March, CAI Luxembourg and CL Luxembourg were merged on 1 July to form Crédit Agricole Luxembourg.
- The favourable effects of the new structure in France and abroad are beginning to be seen; particularly with the robust performance of BGPI and in Monaco; sharp increase in net income.


€bn
70.7
67.8
Inflows
+0.3
Market
Scope
+0.2
73.0
41.8
45.8
H1-04
Dec 04
H1-05
Δ H1/H1
Δ H1/H1
on a like-for-like
basis
AUM
+3.3%
+4.6%
France
+3.6%
+3.9%
International
+3.0%
+5.0%



Asset management, insurance and private banking

Life insurance

- Acceleration in premium inflows: first-half turnover totalled €9.7bn, up 12.8% vs H1-04 (following +8.4% in Q1-05)
- The first half of the year saw a significant upturn, particularly in the second quarter, in payments on unit-linked products (+37% for inflows, bringing growth in unit-linked assets under management to 15.2%)
- Assets under management increased by 10.4% year-on-year to €138.6bn


€bn
123.7
136.6
14.7
16.9
109.0
119.7
H1-04
H1-05
Δ H1/H1
In-force
+10.4%
Unit-linked
+15.2%
€
+9.8%
Alternative products
Treasury
Real estate
Fixed income
Book value at H1-05

* Mathematical provisions



Asset management, insurance and private banking

Non-life insurance

- Strong business growth with new business up 20.8%, fuelled in particular by healthcare products and products for farmers and professionals
- Acquisition of a 40% stake in Assurances Fédérales IARD


€m
Δ H1/H1
646.7
539.2
411.0
Premium income
+19.9%
Farming policies
+97.3%
Car
+8.0%
Comprehensive household
+12.7%
Personal accident, health, legal protection and other
+22.0%
Ow Finaref
+18.6%
H1-03
H1-04
H1-05
Combined ratio
Claims ratio
60.5%
55.5%
52.1%

Corporate and investment banking

Results of corporate and investment banking

- Financial performance has improved continually since the creation of Calyon
- Positive trend in operating performance: GOI +40% in H1-05
- Corporate banking: cost/income ratio of 41.9% in Q2-05 (-7.5 pts vs Q2-04)
- Investment banking: revenues held up well in Q2-05
- Strong position in a number of business lines in H1-05

€m	Q2-05	Δ Q2/Q2*	Δ Q2/Q1	H1-05	Δ H1/H1*
Net banking income	1,119	+17.3%	+6.4%	2,182	+11.0%
Operating expenses	(684)	+1.4%	+1.0%	(1,392)	(0.9%)
Gross operating income	435	+55.8%	+22.5%	790	+40.0%
Risk-related costs	10	(77.8%)	(28.1%)	24	x3.4
Equity affiliates	20	+54.6%	+35.7%	52	+41.1%
Net income on other assets	(1)	n.m	n.m	13	n.m
Pre-tax income on ordinary activities	474	+47.9%	+20.0%	869	+46.4%
Tax	(108)	+45.4%	+15.8%	(202)	+48.4%
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

* 2004 data are on a like-for-like basis and on comparable methods

Corporate and investment banking

Continual improvement in financial performance since the creation of Calyon


(€m)
203
246
207
222
301
366
Q1-04
Q2-04
Q3-04
Q4-04
Q1-05
Q2-05

- Net income before integration-related costs: +48.4% in H1-05 vs H1-04


ROE
10.7%
13.6%
11.5%
12.6%
16.8%
19.0%
Q1-04
Q2-04
Q3-04
Q4-04
Q1-05
Q2-05

- ROE 15% above the average for the period



Corporate and investment banking

Positive trend in operating performance: GOI up 40% in H1-05


Trends in revenues
(€m)
985
854
824
952
1,033
1,119

- Confirmation of the trend seen since Q4-04 in revenue generation: +13% in H1-05 on a like-for-like basis and at constant exchange rates


Trends in cost/income ratio
71.1%
70.8%
65.6%
61.2%
70.9%
63.3%
Q1-04
Q2-04
Q1-05
Q2-05
H1-04
H1-05

- Cost/income ratio reduced significantly to 61% in Q2-05
- Fixed costs reduced by 7% vs H1-04
- Further job cuts in Q2-05 (headcount reduced by 23% since 1 January 2003)



Corporate and investment banking

Corporate banking: Cost/income ratio of 42% in Q2-05 (-7 pts vs Q2-04), thanks to revenue growth (+18% vs Q1-05 and +10% vs Q2-04) and cost cuts


Trends in revenues
420
454
423
501
Structured finance
Q1 04
Q2 04
Q3 04
Q4 04
Q1 05
Q2 05

- Revenues increased by 7.5% on a like-for-like basis and at constant exchange rates vs H1-04, with risk-weighted assets up 5.5%
- Robust growth in higher value-added activities (structured finance):
  +16.5% on a like-for-like basis and at constant exchange rates in H1-05
- Excellent business performance
- Improvement in asset performance (NBI/risk-weighted assets: 2.44% in Q2-05 vs 2.25% in Q1-05), illustrating Calyon's stronger position among its customers in a highly competitive environment


CRÉDIT AGRICOLE S.A.

33 Half Year 2005 Results - September 2005

Corporate and investment banking

Investment banking: Revenues held up well in Q2-05


Trends in revenues
(€m)
565*
500
428
583
610
618
Q1 04
Q2 04
Q3 04
Q4 04
Q1 05
Q2 05
Brokerage and advisory services
Capital market activities


Trends in VaR (1 day – 99%)
25
24
12
17
15

Capital market activities:

- Further recovery in equity derivatives activities (revenue x4.4), in keeping with plan
- Solid performance in several other areas: securitisation (x2), commodities etc.
- In a more difficult climate in the interest rate and structured credit markets in Q2-05, the decline in NBI was offset by non-recurring transactions

Brokerage services:

- High brokerage revenues in Asia (CLSA), Europe (Cheuvreux) and the US (Calyon Financial): +18% vs Q2-04

- Cautious risk profile maintained

* Including a €42m capital gain on Euronext


CRÉDIT AGRICOLE S.A.

34 Half Year 2005 Results - September 2005

Corporate and investment banking

Strong position in a number of business activities

✓ **Structured finance**
- No 1/2 mandated arranger of project finance worldwide (Dealogic/Thomson Financial)

✓ **Syndication**
- No 7 bookrunner in the EMEA region (Thomson Financial)

✓ **Equity research**
- No 1 in France and Spain (Greenwich Associates)
- No 2 broker for country research in Western Europe (Institutional Investor)

✓ **Capital markets**
- No 2 in structured credit products in Asia (Asiamoney)
- No 3 in structured interest rate products in Asia (Asiamoney)
- No 5 in structured EMTN placements (Euroweek))

✓ **Investment banking**
- No 1 bookrunner for equity transactions in France and No 6 in Europe (Thomson Financial)
- No 1 bookrunner for IPOs in France and in Europe (Thomson Financial)
- No 4 M&A adviser in France (Thomson Financial)


CRÉDIT
AGRICOLE S.A.

International retail banking

Results of international retail banking

- Continuing excellent performance of Banca Intesa, whose contribution increased by 37.9% to €89m in Q2-05
- The business line contribution to net income increased by 29.2% over the quarter to 11.2% of total earnings from Crédit Agricole S.A's total business lines

€m	Q2-05	ΔQ2/Q2*	ΔQ2/Q1	H1-05	ΔH1/H1*
Net banking income	88	+18.5%	+40.3%	152	+5.2%
Operating expenses	(76)	+32.1%	+45.0%	(129)	+14.1%
Gross operating income	12	(27.5%)	+17.0%	23	(25.0%)
Risk-related costs	(10)	X2.5	X5	(13)	+12.5%
Equity affiliates	107	+25.3%	(12.3%)	230	+34.8%
Net income on other assets	3	n.m.	n.m.	-	-
Pre-tax income on ordinary activities	112	+13.8%	(12.4%)	240	+28.0%
Tax	1	n.m.	n.m.	-	n.m.
Net income	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

* 2004 data are on a like-for-like basis and on comparable methods


CRÉDIT
AGRICOLE S.A.

Proprietary asset management and other activities

Results of proprietary asset management and other activities

- Financing costs increased by €55m vs H1-04, relating to the Group's acquisitions
- Private Equity: NBI of €18m in Q2-05 (vs €32m in Q2-04)

€m	Q2-05	ΔQ2/Q2*	ΔQ2/Q1	H1-05	ΔH1/H1*
Net banking income	8	(94.4%)	n.m.	(72)	x3.9
Operating expenses	(221)	+43.7%	+10.1%	(412)	+41.2%
Gross operating income	(213)	x18.4	(21.1%)	(484)	+58.0%
Risk-related costs	(10)	(8.8%)	(9.1%)	(21)	(16.0%)
Equity affiliates	1	n.m.	n.m.	(4)	n.m.
Net income on other assets	13	n.m.	n.m.	16	n.m.
Pre-tax income on ordinary activities	(209)	x5.1	(25.9%)	(491)	+44.5%
Tax	72	n.m.	(50.0%)	215	+74.8%
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

* 2004 data are on a like-for-like basis and on comparable methods

Progress report on synergies

Implemented synergies in line with 2005 targets


€m
40
275
325
620
612
760
2003
2004 target
2004
2005 target
Synergies secured at 30/06/05
2006 target

Financial data

Crédit Agricole S.A. : a sound balance sheet

✓ Tier 1 ratio increases from 7.4% as at 2004 year-end to 7.8% at the end of June 2005


Capital
(Shareholders' equity and subordinated debt)
€bn
Δ June 05/Dec 04
Subordinated debt and similar* +7.4%
Preferred shares +3.6%
Shareholders' equity Group share +8.1%
Total +6.5%
47.7
50.8
27.7
Risk-weighted assets (€bn) and Cooke ratio (%)
€215.6bn
€235.9bn
8.2%
7.4%
Dec 04**
June 05
International solvency ratio

* Including hybrid capital instruments
** Estimated under IAS/IFRS

CRÉDIT AGRICOLE S.A.

41 Half Year 2005 Results - September 2005

Crédit Agricole Group highlights

Consolidated income statement

€m	H1-04	H1-05	Δ H1/H1
Net banking income	**12,004**	**12,637**	**+5.3%**
Operating expenses	(7,740)	(8,029)	+3.7%
Gross operating income	**4,264**	**4,608**	**+8.1%**
Risk-related costs	(739)	(593)	(19.8%)
Equity affiliates	202	291	+44.1%
Net income on other assets	(28)	19	n.m.
Pre-tax income on ordinary income	**3,699**	**4,325**	**+16.9%**
Integration-related costs	(164)	(144)	(12.2%)
Tax	(1,201)	(1,293)	+7.7%
Net income	**2,334**	**2,888**	**+23.7%**
Net income - Group share	**2,189**	**2,726**	**+24.5%**

CRÉDIT AGRICOLE S.A.

43 Half Year 2005 Results - September 2005

Crédit Agricole Group highlights

Consolidated capital

€ bn	Dec 04	June 05
Equity group share	44.8	47.0
Preferred shares	2.8	2.9
Subordinated debt	17.5	18.9
Total risk-weighted assets	428.0*	455.0
International Solvency Ratio	10.4%*	9.9%
Tier 1 ratio	7.9%*	7.6%

* in French GAAP


CREDIT
AGRICOLE S.A.

APPENDICES TO PRESENTATION OF HALF YEAR 2005 RESULTS

Contents


CRÉDIT
AGRICOLE S.A.

Crédit Agricole S.A. consolidated results

Consolidated results by business line

in €m	French retail banking – Regional Banks		French retail banking – Crédit Lyonnais		Specialised financial services		Asset management, insurance and private banking		Corporate and investment banking		International retail banking		Proprietary asset management and other activities		Group	
	Q2-04	Q2-05	Q2-04**	Q2-05	Q2-04	Q2-05	Q2-04**	Q2-05	Q2-04**	Q2-05	Q2-04**	Q2-05	Q2-04**	Q2-05	Q2-04	Q2-05
Net banking income	-	-	888	900	590	594	701	751	954	1,110	75	88	140	8	3,328	3,401
Operating expenses	-	-	(630)	(613)	(303)	(308)	(340)	(350)	(675)	(684)	(58)	(76)	(154)	(221)	(2,140)	(2,254)
Gross operating income	-	-	258	287	287	286	361	401	279	435	17	12	(14)	(213)	1,188	1,207
Risk-related costs	-	-	(38)	(31)	(87)	(85)	(10)	4	48	10	(4)	(10)	(11)	(10)	(102)	(123)
Equity affiliates	156	208	-		(3)	0	2	4	16	30	98	107	(9)	1	251	350
Net income on other assets	-	-	-		-	-	-	(1)	(24)	(1)	-	3	-	13	(24)	14
Integration-related costs	-	-	-		(8)	(18)	(50)	(19)	(68)	(20)	-		(33)	(41)	(173)	(25)
Pre-tax income	156	208	222	256	191	185	337	389	252	454	98	112	(67)	(250)	1,190	1,353
Tax*	(11)	(15)	(68)	(77)	(59)	(67)	(113)	(107)	(59)	(106)	(3)	1	(15)	66	(329)	(293)
Net income	145	193	154	179	132	118	224	282	193	348	96	112	(82)	(164)	861	1,070
Minority interests															(80)	(110)
Net income – Group share															781	960

* Tax charges are allocated between the various business lines based on terms, which take into account the restructuring undertaken during the year and the previous practices of Crédit Agricole S.A. and Crédit Lyonnais

** On a like-for-like basis and on comparable methods


CRÉDIT
AGRICOLE S.A.

Crédit Agricole S.A. consolidated results

Consolidated results by business line

in €m	French retail banking – Regional Banks		French retail banking – Crédit Lyonnais		Specialised financial services		Asset management, insurance and private banking		Corporate and investment banking		International retail banking		Proprietary asset management and other activities		Group	
	H1-04	H1-05	H1-04**	H1-05	H1-04	H1-05	H1-04**	H1-05	H1-04**	H1-05	H1-04**	H1-05	H1-04**	H1-05	H1-04	H1-05
Net banking income	-	-	1,[illegible]	1,727	1,130	1,197	1,284	1,[illegible]	1,[illegible]	2,152	144	132	(19)	(72)	[illegible]	[illegible]
Operating expenses	-	-	(1,240)	(1,240)	(592)	(632)	(562)	[illegible]	(1,375)	(1,362)	(113)	(128)	(291)	(412)	(4,273)	[illegible]
Gross operating income	-	-	438	487	538	[illegible]	722	841	[illegible]	790	31	33	(310)	(484)	[illegible]	2,231
Risk-related costs	-	-	(80)	(72)	(186)	(182)	(11)	4	7	24	(17)	(13)	(25)	(21)	(308)	(281)
Equity affiliates	375	444	-		(3)	2	4	13	38	52	171	230	(4)	(4)	580	738
Net income on other assets	-	-	-	-	(6)	-	-	(2)	(22)	3	-	-	(1)	18	(29)	18
Integration-related costs	-	-	-	-	(8)	(18)	(22)	(30)	(74)	(40)	-	-	(60)	(56)	(164)	(144)
Pre-tax income	375	444	378	425	332	366	693	828	511	828	191	246	(400)	(946)	2,079	2,583
Tax*	(60)	(71)	(115)	(128)	(117)	(123)	(229)	(262)	(119)	(192)	(8)	-	144	234	(500)	(541)
Net income	315	373	251	297	215	243	464	564	392	637	184	240	(256)	(312)	1,577	2,042
Minority interests															(157)	(177)
Net income - Group share															1,420	1,865

* Tax charges are allocated between the various business lines based on terms, which take into account the restructuring undertaken during the year and the previous practices of Crédit Agricole S.A. and Crédit Lyonnais.

** On a like-for-like basis and on comparable methods

48 Half Year 2005 Results - September 2005

CRÉDIT AGRICOLE S.A.

Crédit Agricole S.A. consolidated results

Consolidated results by business line

in €m	Specialised financial services						Asset management, insurance and private banking					
	Q1-04	Q2-04	Q3-04	Q4-04	Q1-05	Q2-05	Q1-04*	Q2-04*	Q3-04	Q4-04	Q1-05	Q2-05
Net banking income	540	590	553	577	603	594	682	701	671	694	777	751
Operating expenses	(289)	(303)	(294)	(330)	(324)	(308)	(321)	(340)	(353)	(341)	(338)	(350)
Gross operating income	251	287	259	247	279	286	361	361	318	353	439	401
Risk-related costs	(102)	(87)	(82)	(101)	(97)	(85)	(1)	(10)	7	(4)	-	4
Equity affiliates	-	(3)	(1)	1	1	-	2	2	-	10	10	4
Net income on other assets	(6)	-	-	(18)	-	-	-	-	-	(9)	-	(1)
Integration-related costs	(2)	(6)	(2)	(7)	(2)	(16)	(5)	(16)	(14)	(17)	(12)	(19)
Pre-tax income	141	191	174	122	181	185	356	337	310	332	437	389
Tax	(58)	(59)	(49)	(57)	(57)	(67)	(113)	(113)	(102)	(82)	(155)	(107)
Net income	83	132	125	65	124	118	240	224	208	251	282	282

* On a like-for-like basis and on comparable methods

51 Half Year 2005 Results - September 2005

CRÉDIT AGRICOLE S.A.

Crédit Agricole S.A. consolidated results

Consolidated results by business line

In €m	Corporate and investment banking					
	Q1-04*	Q2-04*	Q3-04	Q4-04	Q1-05	Q2-05
Net banking income	985	954	824	882	1,033	1,119
Operating expenses	(700)	(675)	(589)	(588)	(678)	(684)
Gross operating income	285	279	235	294	355	435
Risk-related costs	(39)	40	14	22	14	10
Equity affiliates	17	19	22	15	22	30
Net income on other assets	2	(24)	1	(4)	4	(1)
Integration-related costs	(6)	(68)	(23)	(110)	(20)	(20)
Pre-tax income	259	252	248	189	375	454
Tax	(60)	(59)	(59)	(49)	(87)	(106)
Net income	199	193	190	139	288	348

* On a like-for-like basis and on comparable methods



Crédit Agricole S.A. consolidated results

Consolidated results by business line

In €m	Financing activities						Investment banking					
	Q1-04*	Q2-04*	Q3-04	Q4-04	Q1-05	Q2-05	Q1-04*	Q2-04*	Q3-04	Q4-04	Q1-05	Q2-05
Net banking income	420	454	396	389	423	501	565	500	428	563	610	618
Operating expenses	(249)	(224)	(195)	(215)	(202)	(210)	(451)	(451)	(394)	(473)	(476)	(475)
Gross operating income	171	230	201	174	221	291	114	49	34	90	134	143
Risk-related costs	(37)	52	(5)	36	13	15	(2)	(6)	19	(14)	1	(5)
Equity affiliates	17	19	21	17	22	30	-	-	1	(1)	-	-
Net income on other assets	2	(21)	-	(2)	-	1	-	(3)	1	(2)	4	(2)
Integration-related costs	(2)	(42)	(20)	(2)	(6)	(5)	(4)	(28)	(3)	(108)	(14)	(15)
Pre-tax income	151	238	197	223	250	332	108	14	52	(35)	125	121
Tax	(42)	(51)	(46)	(51)	(56)	(73)	(17)	(9)	(13)	2	(31)	(33)
Net income	109	187	152	172	194	259	91	5	39	(33)	94	89

* On a like-for-like basis and on comparable methods



Crédit Agricole S.A. consolidated results

Consolidated results by business line

in €m	International retail banking						Proprietary asset management and other activities					
	Q1-04*	Q2-04*	Q3-04	Q4-04	Q1-05	Q2-05	Q1-04*	Q2-04*	Q3-04	Q4-04	Q1-05	Q2-05
Net banking income	69	75	54	77	63	88	(158)	140	(77)	(193)	(80)	8
Operating expenses	(55)	(58)	(37)	(69)	(53)	(76)	(138)	(154)	(198)	(170)	(190)	(221)
Gross operating income	14	17	17	8	10	12	(296)	(14)	(275)	(363)	(270)	(213)
Risk-related costs	(7)	(4)	2	(13)	(2)	(10)	(14)	(11)	(16)	(5)	(11)	(10)
Equity affiliates	85	86	73	100	123	107	6	(9)	6	2	(4)	1
Net income on other assets	-	-	-	(3)	(3)	3	(1)	-	81	(34)	4	13
Integration-related costs	-	-	-	-	-	-	(27)	(33)	(89)	(145)	(15)	(40)
Pre-tax income	92	99	91	85	128	112	(333)	(67)	(273)	(545)	(298)	(250)
Tax	(2)	(3)	(2)	(7)	(1)	1	158	(15)	51	221	148	86
Net income	90	95	90	82	127	113	(173)	(82)	(222)	(324)	(148)	(164)

* On a like-for-like basis and on comparable methods



Crédit Agricole S.A. consolidated results

Consolidated results by business line

in €m	Group					
	Q1-04	Q2-04	Q3-04	Q4-04	Q1-05	Q2-05
Net banking income	2,946	3,328	2,858	2,975	3,233	3,461
Operating expenses	(2,133)	(2,140)	(2,079)	(2,227)	(2,209)	(2,254)
Gross operating income	813	1,188	779	748	1,024	1,207
Risk-related costs	(207)	(102)	(109)	(157)	(138)	(123)
Equity affiliates	329	251	234	305	388	350
Net income on other assets	(5)	(24)	82	(71)	5	14
Integration-related costs	(41)	(123)	(108)	(280)	(49)	(95)
Pre-tax income	889	1,190	928	545	1,230	1,353
Tax	(173)	(329)	(215)	(37)	(258)	(283)
Net income	716	861	713	508	972	1,070



Trends in risk

Market risk

✓ **Overall VaR (99% - 1 day) at 30 June 2005: €20m for Crédit Agricole S.A. Group, of which €16m for activities included in Calyon scope of consolidation**

Trends in VaR for Crédit Agricole S.A. capital markets business

€m	VaR (99% - 1 day) 1st January to 30 June 2005				31 December 2004
	Minimum	Maximum	Average	30 June 2005	
Cash and equivalents	4	8	5	8	7
I.C.C. (Interest rate, Currency and Commodities)	12	15	13	12	12
Credit	6	11	8	9	10
Equities	5	9	7	7	7
Total VaR for Crédit Agricole S.A. Group	**17**	**25**	**21**	**20**	**25**


CRÉDIT
AGRICOLE S.A.

Change in consolidated capital

Breakdown of share capital and earnings per share calculation

Breakdown of share capital:	Dec 2003	June 04	Dec 2004	June 2005	%
SAS Rue la Boétie	771,341,601	783,149,587	794,920,524	817,341,575	55.47%
SNC Crédit Agricole Transactions*	14,771,167	6,302,537	-	-	-
Treasury shares**	15,681,782	21,649,126	29,324,933	26,776,714	1.92%
Shares held by Group companies***	-	-	1,639	5,055,431	0.34%
Float****	671,727,887	662,423,987	649,256,441	624,348,717	42.37%
Total shares in issue	**1,473,522,437**	**1,473,522,437**	**1,473,522,437**	**1,473,522,437**	**100%**

	Consolidated accounts	Pro forma consolidated accounts	Reported consolidated accounts	IAS/IFRS consolidated accounts	Reported consolidated accounts	IAS/IFRS consolidated accounts	Consolidated accounts
Average number of shares used to compute earnings per share	1,365,918,566	1,339,009,043	1,472,778,470	1,454,856,093	1,472,775,470	1,451,304,944	1,444,219,902
Net income - Group share	€1,026 m	€1,140m	€1,075m	€1,420m	€2,203m	€2,501m	€1,865m
Annualised net income per share	€0.805	€0.851	€1.460	€1.952	€1.496	€1.723	€2.583
Annualised net income before integration-related costs per share	**€1.079**	**€1.793**	**€2.082**	**€2.110**	**€2.344**	**1.969 €**	**€2.718**

* SNC closed down on 17 February, 2005

** Shares held directly as part of repurchase programmes and retained in Crédit Agricole S.A.'s balance sheet to hedge stock options granted

*** Shares held indirectly by Group companies and not retained in the consolidated balance sheet (CRC 2000 –02)

**** At 30 June 2005, including 63,057,250 shares (4.02 %) held by employees through dedicated company investment funds as part of the Group's employee share ownership plans

N.B. Historical data to December 2003 has not been restated for IAS/IFRS


CRÉDIT
AGRICOLE S.A.

Capital allocation

Risk-weighted assets for capital allocation per business line

€ bn	Dec 04	June 05
French retail banking	**89.7**	**93.3**
- Regional Banks	52.1	53.8
- Crédit Lyonnais	37.6	39.5
Specialised financial services	**35.0**	**35.8**
Asset management, insurance and private banking	**11.4**	**13.1**
Corporate and investment banking	**112.1**	**126.3**
International retail banking	**3.4**	**3.2**


CRÉDIT
AGRICOLE S.A.

Trends in risk

Change in credit risk outstanding*

Crédit Agricole S.A.		
€ m	Dec 04 (incl. IAS 32-39 and IFRS 4)	June 05
Gross customer and interbank loans outstanding	209,268	241,581
Bad and doubtful loans	8,745	8,455
Loan loss reserves**	7,345	7,395
Doubtful loan ratio	4.2%	3.5%
Ratio of reserves to doubtful loans**	84.0%	87.5%
Ratio of reserves (excl. collective reserves) to doubtful loans	68.0%	69.1%

Regional Banks (aggregate data from unconsolidated accounts)		
€ m	Dec 04***	June 05***
Customer loans	242,859	252,081
Bad and doubtful loans	8,343	8,316
Loan loss reserves	5,858	6,071
Doubtful loan ratio	3.4%	3.3%
Ratio of reserves to doubtful loans	70.2%	73.0%

* Principal only
** Including collective reserves
*** French GAAP


CRÉDIT
AGRICOLE S.A.

Movements in consolidated capital

Equity and subordinated debt

€m	Group share	Minority interests	Total	Subordinated debt
31 December 2004	26,110	3,888	29,998	18,772
Dividend paid in 2005	(954)	(284)	(1,238)	
Change in share of the Regional Banks' retained earnings*	141		141	
Change in foreign exchange translation reserves	230	212	442	
H1-05 results	1,865	177	2,042	
Other	338	(51)	287	
30 June 2005	27,730	3,942	31,672	20,203

* Part of dividend paid by Crédit Agricole S.A. to the Regional Banks accounted for by the equity method (25%)

60 Half Year 2005 Results - September 2005



Capital allocation

International solvency ratio

€ bn	June 04*	Dec 04*	June 05
Credit risks	192.0	195.0	217.6
Market risks	22.2	20.6	18.3
Total risk-weighted assets	214.2	215.6	235.9
Tier 1	17.6	17.6	18.9
Tier 2	14.3	14.2	15.2
Tier 3	1.0	1.2	1.1
Deductions	14.4	14.5	15.8
Total net regulatory capital	18.5	18.5	19.4
Tier 1 solvency ratio	8.2%	8.0%	7.8 %
Total solvency ratio	8.6%	8.6%	8.2 %

* In French GAAP

62 Half Year 2005 Results - September 2005



Capital allocation

Allocated capital per business line

€ bn	June 04 (%)		June 05 (%)	
French retail banking	5.4	24.2%	5.8	24.2%
- Regional Banks	3.2		3.4	
- Crédit Lyonnais	2.2		2.4	
Specialised financial services	1.9	8.6%	2.1	8.9%
Asset management, insurance and private banking	5.3	24.1%	5.8	24.5%
Corporate and investment banking	7.2	32.4%	7.7	32.5%
Of which Capital markets and investment banking	2.4		2.6	
Of which Financing activities	4.8		5.1	
International retail banking	2.4	10.7%	2.4	9.9%



Specialised financial services

Consumer credit highlights

€ m	Q2-05	Δ Q2/Q2	Δ Q2/Q1	H1-05	Δ H1/H1
Net banking income	482	+0.1%	(1.5%)	971	+4.2%
Operating expenses	(238)	+0.7%	(3.2%)	(484)	+4.3%
Gross operating income	244	(0.4%)	+0.1%	487	+4.1%
Risk-related costs	(80)	(6.7%)	(10.3%)	(169)	(1.5%)
Equity affiliates	1	n.m.	(50.0%)	2	n.m.
Integration-related costs	(5)	+24.3%	n.m	(4)	(2.3%)
Pre-tax income	160	+4.7%	+2.4%	318	+9.2%
Tax	(56)	+15.2%	+14.5%	(105)	+1.1%
Net income	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]



Specialised financial services

Lease finance highlights

€ m	Q2-05	Δ Q2/Q2	Δ Q2/Q1	H1-05	Δ H1/H1
Net banking income	**64***	**(22.3%)***	**(4.8%)***	**131**	**(10.7%)**
Operating expenses	(40)	(7.2%)	(5.2%)	(82)	(4.4%)
Gross operating income	**24**	**(38.7%)**	**(4.0%)**	**49**	**(19.5%)**
Risk-related costs	(3)	n.m.	(71.6%)	(11)	(21.0%)
Net income on other assets	-	-	-	-	-
Integration-related costs	(4)	+60.0%	X2.1	(6)	+58.5%
Pre-tax income	**17**	**(52.8%)**	**+ 22.1%**	**32**	**(13.9%)**
Tax	(10)	+13.2%	X2.9	(14)	+20.0%
Net income	**7**	**[illegible]**	**[illegible]**	**[illegible]**	**[illegible]**

* Adjusted for IFRS impact in Q2-04 for €6m



Specialised financial services

Factoring highlights

€ m	Q2-05	Δ Q2/Q2	Δ Q2/Q1	H1-05	Δ H1/H1
Net banking income	**48**	**+85.0%**	**+3.9%**	**94**	**+85.1%**
Operating expenses	(32)	+45.2%	+1.9%	(62)	+62.5%
Gross operating income	**16**	**X3.9**	**+7.8%**	**32**	**X2.5**
Risk-related costs	(3)	X2.1	n.m.	(2)	(17.2%)
Integration-related costs	(7)	n.m	X13.3	(8)	n.m
Pre-tax income	**6**	**X2.2**	**(58.2%)**	**22**	**X2.2**
Tax	-	(85.7%)	(96.7%)	(6)	X2.1
Net income	**6**	**[illegible]**	**[illegible]**	**15**	**X2.5**



Asset management, insurance and private banking

Asset management highlights

€ m	Q2-05	Δ Q2/Q2*	Δ Q2/Q1	H1-05	Δ H1/H1*
Net banking income	**317**	**+8.1%**	**(1.0%)**	**637**	**+12.0%**
Operating expenses	**(184)**	**(1.0%)**	**+5.1%**	**(360)**	**+3.0%**
Gross operating income	**133**	**+17.9%**	**(8.5%)**	**278**	**+26.3%**
Risk-related costs	**2**	**n.m.**	**n.m.**	**2**	**n.m.**
Net income on other assets	**(1)**	**n.m.**	**n.m.**	**(1)**	**n.m.**
Equity affiliates	**(1)**	**n.m.**	**n.m.**	**-**	**-**
Integration-related costs	(4)	n.m.	n.m.	(8)	n.m.
Pre-tax income	**129**	**+32.1%**	**(8.4%)**	**269**	**+33.1%**
Tax	**(42)**	**+46.1%**	**(21.6%)**	**(96)**	**+48.8%**
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

* On a like-for-like basis and on comparable methods


CRÉDIT
AGRICOLE S.A.

Asset management, insurance and private banking

Insurance highlights

€ m	Q2-05	Δ Q2/Q2*	Δ Q2/Q1	H1-05	Δ H1/H1*
Net banking income	**310**	**+8.1%**	**(6.7%)**	**642**	**+12.4%**
Operating expenses	(73)	+28.1%	+10.1%	(139)	+20.6%
Gross operating income	**237**	**+3.1%**	**(10.8%)**	**502**	**+10.3%**
Risk-related costs	1	n.m.	n.m.	1	n.m.
Equity affiliates	4	n.m.	n.m.	11	n.m.
Integration-related costs	(12)	X8.9	X2.6	(16)	X4
Pre-tax income	**230**	**+2.8%**	**(14.2%)**	**498**	**+11.2%**
Tax	(57)	(30.1%)	(39.1%)	(150)	(2.5%)
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

* On a like-for-like basis and on comparable methods


CRÉDIT
AGRICOLE S.A.

Asset management, insurance and private banking

Private banking highlights

€m	Q2-05	Δ Q2/Q2*	Δ Q2/Q1	H1-05	Δ H1/H1*
Net banking income	124	+7.3%	(0.5%)	249	+2.3%
Operating expenses	(93)	(4.5%)	(3.4%)	(189)	(4.0%)
Gross operating income	32	+69.0%	+9.3%	60	+28.7%
Risk-related costs	-	n.m.	n.m.	1	n.m.
Equity affiliates	1	n.m.	n.m.	2	n.m
Integration-related costs	(3)	n.m.	n.m.	(5)	n.m.
Pre-tax income	30	+92.9%	+2.4%	58	+39.1%
Tax	(8)	X2.7	(6.5%)	(16)	+42.7%
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]



* On a like-for-like basis and on comparable methods

Corporate and investment banking

Headcount reduced by 23% since 1 January 2003


13,907
13,314
12,925
12,484
12,377
11,062
10,828
10,735
France
International



Corporate and investment banking

Results of financing activities

€ m	Q2-05	Δ Q2/Q2*	Δ Q2/Q1	H1-05	Δ H1/H1*	Δ H1/H1**
Net banking income	501	+10.4%	+18.5%	[illegible]	+8.7%	+7.5%
Operating expenses	(210)	(6.3%)	+4.1%	(412)	(13.0%)	(11.9%)
Gross operating income	291	+26.6%	+31.6%	513	+27.8%	+30.4%
Risk-related costs	15	(71.0%)	+17.1%	28	+66.7%	
Equity affiliates	30	+54.6%	+35.7%	52	+43.1%	
Net income on other assets	1	n.m.	n.m.	1	n.m.	
Pre-tax income on ordinary activities	337	+20.3%	+31.6%	[illegible]	+37.0%	
Tax	(74)	+20.6%	+26.6%	(132)	+28.4%	
Net income before integration-related costs	264	[illegible]	[illegible]	[illegible]	[illegible]	
Cost/income ratio	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	
ROE	[illegible]			[illegible]		

* On a like-for-like basis and on comparable methods

** On a like-for-like basis and at constant exchange rate



Financing activities

Risk-weighted assets: development to accompany business growth


Trends in risk-weighted assets
(€bn)
77.7
77.4
73.2
75.2
82.0
30.06.2004
30.09.2004
31.12.2004
31.03.2005
30.06.2005

- Growth in risk-weighted assets reflecting Calyon's strong business growth and its ability to work on large transactions in relation to its new size
- Controlled development of allocated capital thanks to a selective strategy (+7.2% between Q1-05 and Q2-05 at constant exchange rates)

Asset performance (NBI/risk-weighted assets) (%)

Q2-04	Q3-04	Q4-04	Q1-05	Q2-05
2.35	2.05	2.13	2.25	2.44



Corporate and investment banking

Results of capital markets and investment banking

€ m	Q2-05	Δ Q2/Q2*	Δ Q2/Q1	H1-05	Δ H1/H1*	Δ H1/H1**
Net banking income	618	+21.8%	+1.3%	1,228	+15.3%	+15.8%
Operating expenses	(475)	+5.3%	(0.3%)	(951)	+5.4%	+6.9%
Gross operating income	143	X2.9	+7.3%	277	+69.9%	+65.6%
Risk-related costs	(5)	(18.3%)	n.m.	(4)	(50.0%)	
Net income on other assets	(2)	(33.3%)	n.m.	2	n.m.	
Pre-tax income on ordinary activities	136	X3.4	(1.4%)	275	+80.9%	
Tax	(34)	X2.6	(2.8%)	(70)	X2.8	
Net income before integration related costs	101	[illegible]	[illegible]	205	[illegible]	
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	
[illegible]	[illegible]			[illegible]		

* On a like-for-like basis and on comparable methods
** On a like-for-like basis and at constant exchange rate



Capital Markets and investment banking

Trends in value at risk - (1 day - 99 %)


€m
Total VaR
Equities
Treasury
Credit
Interest rates and Forex
30 June 04
30 Sept 04
31 Dec 04
31 Mar 04
30 June 05

* The difference between total VaR and aggregate VaR of the Group's business activities results from the partial netting of risks



Proprietary asset management and other activities

Trends in main NBI aggregates

€m	H1-04	H1-05
Cost of financing	(524)	(579)
Financial management	255	262
Other business	117	81
Work-out activities	133	164
[illegible]	[illegible]	(22)

74 Half Year 2005 Results - September 2005

CRÉDIT AGRICOLE S.A.

Crédit Agricole S.A. financial statements

Consolidated balance sheet at 30 June 2005 and 31 December 2004

€bn

Assets	31/12/04	30/06/05
Cash, central banks, French postal system	23.8	18.9
Financial assets at fair value per result	291.4	359.0
Financial assets available for sale	134.8	144.8
Loans and due from banks and customers	374.0	416.4
Financial assets held to maturity	19.0	20.4
Accrued income and sundry assets	57.1	70.0
Fixed assets	19.9	20.8
Goodwill	13.3	13.3
	933.1	1,063.2

€bn

Liabilities	31/12/04	30/06/05
Central banks, French postal system	0.5	0.8
Financial liabilities at fair value per result	207.0	297.7
Payables to banks and customers	387.3	408.4
Debt securities in issue	93.1	82.8
Accrual and sundry liabilities	49.9	64.6
Insurance contract's technical reserves	141.8	153.2
Contingency reserves and subordinated debt	22.9	24.3
Shareholders' equity	26.1	27.7
Minority interests	3.9	3.9
	933.1	1,063.2

75 Half Year 2005 Results - September 2005

CRÉDIT AGRICOLE S.A.

2-3 Financial statements at 30 June 2005

FOREWORD

Regulatory framework

On 19 July 2002, the European Union adopted EC Regulation 1606/2002, which requires European companies whose securities are traded on a regulated market to produce consolidated financial statements under IFRS as from 2005.

This regulation was supplemented by EC Regulation 1725/2003 of 29 September 2003 on the application of international accounting standards and by EC Regulation 2086/2004 of 19 November 2004 allowing the adoption of IAS 39 in an amended format.

Under the French Ministry of Finance decree No. 2004/1382 of 20 December 2004, companies, even if they are not publicly traded, may prepare their financial statements using International Accounting Standards (IAS) as of 2005. All Crédit Agricole Group entities have elected for this option.

Transition to international standards

In preparation for transition to IFRS, the Crédit Agricole S.A. Group has applied the recommendation issued by the Committee of European Securities Regulators (CERS) on 30 December 2003, which has been transposed into the recommendation on transition to IFRS issued by the Autorité des Marchés Financiers (AMF) on 6 July 2004. This recommendation sets out the conditions governing financial reporting during the transition period by companies that are subject to international standards.

Under the European regulation of 19 July 2002, companies are required to apply IFRS to their financial statements for financial years commencing on or after 1 January 2005. In the absence of any regulations governing interim financial statements, in a statement issued on 27 June 2005, the AMF set out the conditions for reporting financial statements for the first half of 2005 and noted that companies could choose one of two options:

- to publish interim financial statements in full compliance with IAS 34; or
- to produce interim financial statements under their domestic GAAP but prepared based on the rules of recognition and valuation under IFRS and applicable as of the balance sheet date of the interim period.

The financial statements of the Crédit Agricole S.A. Group for the six months to 30 June 2005 have been prepared in reference to this second option, while maintaining the presentation format defined by CRB Regulation 91.03, supplemented by information on cash flow generated by capital transactions (excluding current and foreign exchange transactions).

Applicable standards and comparability

In preparing the opening balance sheet and the half-year financial statements for 2005, only those accounting rules published in the Official Journal of the European Union as of the closing date have been applied. These accounts are therefore subject to change if amendments to the standards are published before the closing date of the financial statements for the full year 2005.

Because the regulations on the application of IAS 32 and 39 on financial instruments and IFRS 4 on insurance liabilities became effective only on 1 January 2005, the financial statements for 2004 have been presented without the impact of these standards. Consequently, insurance assets and liabilities and financial instruments have been recognised and valued in accordance with French GAAP, as described under the accounting principles and methods presented in the financial data for 2004. As a result, Paragraphs 2.4 and 2.6 note 1 "Accounting principles" below do not apply to 2004 figures.

To facilitate interpretation and analysis of the 2005 figures, consolidated financial data have also been prepared using comparable standards. They include comparative figures for 2004 that simulate the application of IAS 32 and 39 and IFRS 4. Comparison data 2004 have not been reviewed by the auditors.

The consolidated financial data under comparable standards are presented after the regulatory financial statements.

CONSOLIDATED FINANCIAL STATEMENTS AT 30 JUNE 2005 UNDER IFRSs ADOPTED BY THE EUROPEAN UNION

CONSOLIDATED INCOME STATEMENTS

at 30 June 2005, 30 June 2004 and 31 December 2004

(in millions of euros)	Notes	30/06/2005	30/06/2004 (Excl. IAS 32&39 and IFRS 4)	31/12/2004 (Excl. IAS 32&39 and IFRS 4)
Interest receivable and similar income	20	17,627	11,170	23,984
Interest payable and similar expense	20	(14,719)	(9,349)	(21,031)
Net commission and fee income	23	1,639	1,276	2,490
Net gains (losses) on financial instruments at fair value through profit or loss	21	3,661		
Net gains (losses) on available-for-sale financial assets	22	618		
Net gains (losses) from trading transactions			2,033	4,567
Gross income from insurance activities			1,205	2,410
Net income (expenses) related to other activities	24	(2,132)	(13)	1
Net banking income		**6,694**	**6,322**	**12,421**
General operating expenses		(4,242)	(4,081)	(8,242)
Depreciation, amortisation and charges to provisions for impairment of tangible and intangible fixed assets		(221)	(252)	(509)
Gross operating income		**2,231**	**1,989**	**3,670**
Risk-related costs	25	(261)	(269)	(465)
Operating income		**1,970**	**1,720**	**3,205**
Share of net income of equity affiliates	10	738	585	1,158
Net gains (losses) on other assets	26	21	53	87
Integration-related costs	27	(144)	(171)	(551)
Change in value of goodwill		(2)	(9)	(55)
Pre-tax income		**2,583**	**2,178**	**3,844**
Corporate income tax	28	(541)	(546)	(822)
Net income		**2,042**	**1,632**	**3,022**
Minority interests		177	157	298
Net income - group share	29	**1,865**	**1,475**	**2,724**
Annualised net income per share (in euro)		2.583	2.028	1.877

CONSOLIDATED BALANCE SHEETS

at 30 June 2005 and 31 December 2004

ASSETS

(in millions of euros)	Notes	30/06/2005	31/12/2004 (Excl. IAS 32&39 and IFRS 4)
Cash, due from central banks and french postal system		18,918	23,585
Financial assets at fair value through profit or loss classified as held for trading	3, 3.1, 3.2	349,496	
Derivative financial instruments		9,542	
Available-for-sale financial assets	4	144,625	
Due from banks	5, 7, 8, 13	241,745	257,562
Loans and advances to customers	6, 7, 8, 13	174,668	165,751
Securities	9		138,691
Valuation adjustment on portfolios of hedged items		5,619	
Held-to-maturity financial assets		20,365	
Tax assets		6,432	2,103
Prepayments, accrued income and sundry assets		57,860	60,711
Insurance company investment portfolios	30		138,559
Participating interests and investments in affiliates accounted for at equity	10	14,530	13,926
Investment property		3,279	
Property, plant and equipment	11	2,303	2,552
Intangible assets	11	473	523
Goodwill	12	13,341	13,323
Total assets		**1,063,196**	**817,286**

LIABILITIES & SHAREHOLDERS' EQUITY

(in millions of euros)	Notes	30/06/2005	31/12/2004 (Excl. IAS 32&39 and IFRS 4)
Due to central banks and current accounts with french postal system		800	504
Financial liabilities at fair value through profit or loss classified as held for trading	14	287,678	
Derivative financial instruments		10,044	
Due to banks	15	99,989	142,469
Customer accounts	16, 16.1, 16.2	308,456	305,192
Debt securities in issue	17	82,621	101,032
Hedging reserve		3,645	
Tax liabilities		6,528	1,482
Accruals, deferred income and sundry liabilities		54,287	76,909
Insurance companies' technical reserves		153,181	135,580
General reserves for risks and expenses	18	4,092	5,595
Subordinated liabilities	17	20,203	18,470
- Shareholders' equity		31,672	30,053
Shareholders' equity - group share		27,730	26,195
Capital and capital reserves		17,133	17,240
Consolidated reserves		7,086	6,231
Unrealised or deferred gains or losses		1,646	
Net income for the year		1,865	2,724
- Minority interests		3,942	3,858
Total liabilities & shareholders' equity		**1,063,196**	**817,286**

CHANGE IN SHAREHOLDERS' EQUITY

(in millions of euros)	Capital and capital reserves			Consolidated reserves - Group share	After-tax unrealised or deferred gains/(losses)			Net income - Group share	Total shareholders' equity - Group share	Shareholders' equity - minority interests' share
	Capital	Premiums & Reserves	Elimination of treasury shares		On foreign exchange	Change in fair value of available-for-sale assets	Change in fair value of hedging derivatives			
Shareholders' equity at 31 December 2003 - French GAAP	**4,418**	**19,166**	**(13)**	**23,571**					**23,571**	**4,443**
Change of accounting methods		**(110)**		**(110)**					**(110)**	
Impact from adoption of IFRS (excl. 32 & 39)		**1,367**	**(254)**	**1,113**					**1,113**	**(179)**
Shareholders' equity at 1 January 2004	**4,418**	**20,423**	**(267)**	**24,574**	**0**	**0**	**0**	**0**	**24,574**	**4,264**
Change in treasury shares			(291)	(291)					(291)	
Dividends paid in 2004		(801)		(801)					(801)	(185)
Dividends received from Regional Banks and subsidiaries		106		106					106	
Effect of acquisitions/disposals on minority interests									0	(351)
Share of changes in equity of associated companies accounted for under the equity method		(5)		(5)					(5)	
Restructuring of Group business lines		(51)		(51)					(51)	31
Other changes		(8)		(8)					(8)	(61)
Change in foreign exchange translation adjustment					(53)				(53)	(140)
Net income for year ended 31/12/2004		2,724		2,724					2,724	300
Shareholders' equity at 31 December 2004 (excl. 32 & 39 and IFRS 4)	4,418	22,388	(558)	26,248	(53)	0	0	0	26,195	3,858
Impact from adoption of IFRS (32,39 & IFRS 4)		(1,271)		(1,271)		1,150	36		(85)	30
Shareholders' equity at 1 January 2005[1]	4,418	21,117	(558)	24,977	(53)	1,150	36	0	26,110	3,888
Movements connected with shareholder relationships										
- Change in treasury shares			(61)	(61)					(61)	
- Dividends paid in 2005		(954)		(954)					(954)	(284)
- Dividends received from Regional Banks and subsidiaries		141		141					141	
Effect of acquisitions/disposals on minority interests										(64)
Unrealised gains/losses in H1-2005										
- Change in value of available-for-sale securities						252			252	
- Cash-flow hedging							31		31	
Share of changes in equity of associated enterprises accounted for under the equity method		141		141					141	
Change in foreign exchange translation adjustment				0	230				230	212
Other changes		(25)		(25)					(25)	13
Net income at 30 June 2005								1,865	1,865	177
Shareholders' equity at 30 June 2005	4,418	20,420	(619)	24,219	177	1,402	67	1,865	27,730	3,942

(1) Shareholders' equity at 1 January 2005 (including IAS 32-39 and IFRS 4) reported in the 22 April 2005 presentation on the impact from conversion to IAS / IFRS on 22 April 2005 amounted to 26,603 million euros. The negative difference of 493 million euros by comparison with the amount shown in this table is due mainly to the impact of listed companies in which the Group holds a minority stake and that had not yet reported the impact of their conversion (-290 million euros) and to adjustments in the treatment of derivatives and to provisions and deferred taxes.

NOTES TO THE FINANCIAL STATEMENTS

ACCOUNTING PRINCIPLE

1.1 First-time adoption (IFRS 1)

First-time adoption (IFRS 1) applies to entities preparing their financial statements under IFRS for the first time. The standards to be applied are those effective at the reporting date.

The standards apply retrospectively and therefore affect the opening balance sheet. However, under IFRS 1, there are a certain number of optional and compulsory exemptions.

Crédit Agricole S.A. has made the following elections in respect of optional exemptions:
- business combinations: the Crédit Agricole Group will continue to use the accounting treatment for business combinations effective before 1 January 2004. Residual goodwill at that date is no longer amortised but is subject to impairment testing;
- use of fair value or revaluation as deemed cost on the date of transition: this option can be used for property, plant and equipment and intangible assets that meet the relevant criteria, and to investment property if the entity elects to use the cost model. The Crédit Agricole Group has elected not to revalue these assets;
- employee benefits: the Crédit Agricole S.A. Group did not adopt the option allowing for immediate recognition of actuarial gains and losses;
- cumulative translation differences: Crédit Agricole S.A. has opted to deem its cumulative translation differences for all foreign operations to be zero at the date of transition to IFRS. Consequently, the gain or loss on a subsequent disposal of any foreign operation shall exclude translation differences that arose before the date of transition;
- hybrid financial instruments: an entity may elect not to split a hybrid financial instrument at inception into separate liability and equity components if the liability component is no longer outstanding at the date of transition to IFRS. The Crédit Agricole S.A. Group has not made this election.

Impact on opening shareholders' equity:
- any adjustment which might have had an impact on the profit and loss account if IAS/IFRS standards had always been applied is recorded in non-reversible shareholders' equity;
- any adjustment which might have had an impact on shareholders' equity if IAS/IFRS standards had always been applied is recorded in reversible shareholders' equity, which will be adjusted when subsequent value adjustments are made.

1.2 Accounting policies and methods

1.2.1 FIXED ASSETS (IAS 16, 36, 38, 40)

The Crédit Agricole S.A. Group applies component accounting for all of its tangible and intangible fixed assets. In accordance with the provisions of IAS 16, the depreciable basis takes into account the potential residual value of property, plant and equipment.

Land is stated at cost.

Buildings and equipment are stated at cost less accumulated depreciation and impairment provisions.

Purchased software is stated at purchase price less accumulated depreciation and impairment provisions.

Proprietary software is stated at cost less accumulated depreciation and impairment provisions.

Fixed assets are amortised over their estimated useful life.

The following components and depreciation periods have been adopted by the Crédit Agricole S.A. Group following the application of component accounting for fixed assets. These depreciation periods are adjusted according to the type of asset and its location:

Component	Depreciation period
Land	Not depreciable
Structural works	30 to 80 years
Non-structural works	8 to 40 years
Plant and equipment	5 to 25 years
Fixtures and fittings	5 to 15 years
Computer equipment	4 to 7 years
Specialist equipment	4 to 5 years

Exceptional depreciation charges corresponding to tax-related depreciation and not to any real impairment in the value of the asset are eliminated in the consolidated financial statements.

Based on available information, the Crédit Agricole S.A. Group has concluded that impairment testing would not lead to any change in the existing depreciable base as of the balance sheet date.

1.2.2 EMPLOYEE BENEFITS (IAS 19)

In accordance with IAS 19, employee benefits are recorded in four categories:

- short-term employee benefits, such as wages, salaries, security contributions and bonuses payable within 12 months of the end of the period;
- long-term employee benefits (long-service awards, bonuses and compensation payable 12 months or more after the end of the period;
- termination benefits;
- post-employment benefits, which in turn are recorded in the two following categories: defined-benefit plans and defined-contribution plans.

1.2.2.1 RETIREMENT AND EARLY RETIREMENT BENEFITS - DEFINED BENEFIT PLANS

The Crédit Agricole S.A. Group sets aside reserves to cover its liabilities for retirement and similar benefits falling in the category of defined-benefit plans.

In this respect, a reserve for retirement benefits is taken under 'General reserves for risks and expenses' in an amount equal to the Group's liabilities towards employees in service at the year-end, governed by the new Crédit Agricole S.A. Group collective agreement that came into effect on 1 January 2005.

A reserve to cover the cost of early retirement commitments is also taken under 'General reserves for risks and expenses'. This reserve covers the additional discounted cost of the various early retirement agreements signed by Crédit Agricole S.A. Group entities under which employees of eligible age may take early retirement.

Lastly, certain Group companies are liable to pay supplementary pension benefits. A provision is calculated on the basis of the company's actuarial liability and booked under 'General reserves for risks and expenses'.

In keeping with IAS 19, these commitments are stated based on a set of actuarial, financial and demographic assumptions, and in accordance with the Projected Credit Units method. Under this method, for each year of service, a charge is booked in an amount corresponding to the employee's vested benefits for the period. The charge is calculated based on the discounted future benefit.

The Crédit Agricole S.A. Group does not use the optional 'corridor' approach and recognises all actuarial differences in profit and loss. Consequently, the amount of the reserve is equal to:

- the present value of the obligation to provide the defined benefits as of the balance sheet date, calculated in accordance with the actuarial method recommended by IAS 19;
- less the fair value of any assets allocated to covering these commitments, which may be represented by an eligible insurance policy. In the event that 100% of the obligation is fully covered by such a policy, the fair value of the policy is deemed to be the value of the corresponding obligation, i.e. the amount of the corresponding actuarial liability.

1.2.2.2 PENSION SCHEMES - DEFINED CONTRIBUTION PLANS

French employers contribute to a variety of compulsory pension schemes. Scheme assets are managed by independent organisations and the contributing companies have no legal or implicit obligation to pay additional contributions if the funds do not have sufficient assets to cover all benefits corresponding to services rendered by employees during the year and during prior years. Consequently, Crédit Agricole S.A. Group companies have no liabilities in this respect other than their ongoing contributions.

1.2.3 SHARE-BASED PAYMENTS (IFRS 2)

IFRS 2 on share-based payment requires share-based payment transactions to be measured and recognised in the income statement and balance sheet. The standard applies to share option plans granted after 7 November 2002 which have not yet vested at 1 January 2005 and covers two possible cases:

- share-based payment transactions settled in equity instruments;
- share-based payment transactions settled in cash.

The only share-based payments initiated by the Crédit Agricole S.A. Group that are eligible for IFRS 2 are transactions settled in equity instruments.

The fair value of options granted is assessed using the Black & Scholes model. These options are recognised as a charge under 'Personnel costs', with a corresponding adjustment to equity, spread over the vesting period (4 years).

1.2.4 FINANCIAL INSTRUMENTS (IAS 32 AND IAS 39)

In the financial statements for the first half of 2005, financial assets and liabilities are treated in accordance with the 'carve-out' version of IAS 39, which was adopted by the European Commission on 19 November 2004. It is specified that the Crédit Agricole Group does not apply the fair value option to its financial liabilities.

1.2.4.1 SECURITIES

1.2.4.1.1 Classification of financial assets

Under IAS 39, financial assets are divided into four categories:

- financial assets at fair value through profit or loss classified as held for trading and financial assets designated as at fair value through profit or loss;
- available-for-sale financial assets;
- held-to-maturity investments;
- loans and receivables.

1.2.4.1.1.1 Financial assets at fair value through profit or loss classified as held for trading and financial assets designated as at fair value through profit or loss

According to IAS 39, financial assets at fair value through profit or loss are assets or liabilities acquired or generated by the enterprise primarily for purposes of making a profit from short-term price fluctuations or an arbitrage margin.

According to IAS 39, this portfolio comprises securities that are classified under financial assets at fair value through profit or loss as a result of a genuine intention to trade them. They are allocated as financial assets at fair value through profit or loss classified as held for trading or designated by Crédit Agricole S.A. as at fair value through profit or loss. By using the latter method, hybrid derivatives embedded in hybrid instruments do not have to be recorded and measured separately.

Securities that are classified under financial assets at fair value through profit or loss are recognised at fair value at inception, excluding transaction costs attributable directly to their acquisition (which are taken directly to profit or loss) and including accrued interest. They are carried at fair value and changes in fair value are taken to profit or loss. No impairment provisions are booked for this category of securities.

1.2.4.1.1.2 Held-to-maturity investments

This category includes securities with fixed or determinable payments and fixed maturities that the Group has the intention and ability to hold until maturity other than:

- securities that the Group initially classified as financial assets at fair value through profit or loss at the time of initial recognition;
- securities that the Group has classified as available-for-sale assets;
- securities that fall into the 'Loans and receivables' category. Hence, debt securities that are not traded in an active market cannot be included in the 'Held-to-maturity investments' category.

Hedging of interest rate risk on these securities is not allowed.

Held-to-maturity securities are initially recognised at acquisition cost, including transaction costs that are directly attributable to the acquisition and including accrued interest. These securities are subsequently recognised at amortised cost using the effective interest method.

Where there is objective evidence of impairment, a provision is booked to match the difference between carrying value and estimated recovery value. In case of subsequent enhancements, the surplus in the provision is recovered.

1.2.4.1.1.3 Loans and receivables' portfolio

This category comprises unlisted financial assets that generate fixed or determinable payments.

The securities are recognised at amortised cost using the effective interest method adjusted for any impairment provisions.

Where there is objective evidence of impairment, a provision is booked to match the difference between book value and recovery value estimated at present value.

1.2.4.1.1.4 Available-for-sale financial assets

IAS 39 defines 'Available-for-sale financial assets' as the default category.

According to IAS 39, the methods of accounting for 'Available-for-sale' securities are the following:

- available-for-sale securities are initially recognised at acquisition cost, including transaction costs that are directly attributable to the acquisition and including accrued interest;
- changes in fair value are recorded in reversible shareholders' equity. If the securities are sold, these changes are reversed out and recognised in profit or loss. Amortisation of any premiums or discounts on fixed-income securities is taken to profit and loss using the effective interest rate method;
- when there is objective evidence of significant or prolonged impairment for equity securities or impairment evidenced by the appearance of a credit risk for debt securities, the unrealised loss recognised under shareholders' equity is reversed out and recorded under profit and loss for the year. In case of subsequent enhancements, such impairment is recovered through profit and loss for debt instruments but not for equity instruments. Conversely, for equity instruments, any positive change in fair value in case of recovery is recognised in a reversible shareholders' equity account.

1.2.4.1.2 Valuation of investments

All financial instruments classified as "Financial assets at fair value through profit or loss" or "Available-for-sale financial assets" are measured at fair value.

The fundamental valuation method is the price quoted in an active market. If this is not possible, the Crédit Agricole S.A. Group uses recognised valuation techniques based mainly on recent transactions.

When there is no quoted price for an equity security and no recognised valuation method, the Crédit Agricole S.A. Group uses methods based

on objective, verifiable criteria, such as revalued net assets or any other method of valuing equity securities.

If there is no satisfactory method, or if the estimates obtained using the various methods differ excessively, the security is valued at cost and is recorded under 'Available-for-sale securities' and information thereon is provided in the notes.

1.2.4.1.3 Impairment
Impairment is booked when there are objective signs of impairment of assets other than assets held for trading.

Impairment is evidenced by a prolonged or significant decline in the value of the security for equity securities or by the appearance of significant deterioration in credit risk evidenced by a risk of non recovery for debt securities.

With few exceptions, the Crédit Agricole S.A. Group deems that a prolonged or significant decline is presumed to exist when the equity instrument has lost 30% or more of its value over a period of six consecutive months.

This criterion of prolonged or significant decline in the value of the security is a necessary but not sufficient condition to justify the booking of a provision. A charge is made to such provision only if the impairment will result in a probable loss of all or part of the invested amount.

1.2.4.1.4 Distinction between liabilities and shareholders' equity (IAS 32)
A debt instrument or financial liability is a contractual obligation:
- to deliver cash or another financial asset;
- to exchange instruments under potentially unfavourable conditions.

An equity financial instrument is a contract evidencing a residual interest in an enterprise after deduction of all of its liabilities (net assets).

Pursuant to these definitions, shares in the Regional Banks and Local Banks are considered as equity under IAS 32 and IFRIC 2, and are treated as such in the Group's consolidated financial statements.

1.2.4.1.5 Purchase of treasury shares
Treasury shares purchased by the Crédit Agricole S.A. Group, including shares held to hedge stock option plans, do not meet the definition of a financial asset and are deducted from shareholders' equity. They do not generate any impact on the income statement.

1.2.4.2 LENDING OPERATIONS
Loans are principally allocated to the 'Loans and receivables' category. In accordance with IAS 39, they are initially valued at fair value and subsequently valued at amortised cost using the effective interest rate method. The effective interest rate is the rate that exactly discounts estimated future cash payments from the original net loan amount.

This rate includes all commissions paid or received by the parties under the terms of the contract, transaction costs and any other premiums or discounts.

Subordinated loans and repurchase agreements (represented by certificates or securities) are included under the various categories of loans and advances according to counterparty type.

Accrued interest is recognised in the balance sheet under the appropriate category of loans and advances and booked to the income statement as interest and similar income.

Advances made by Crédit Agricole S.A. to the Regional Banks do not represent a direct risk for Crédit Agricole S.A. with respect to the corresponding primary loans made by the Regional Banks. They do, however, represent a potential indirect risk with respect to the financial strength of the Regional Banks. No provisions have been made for these advances.

In addition to the disclosures required by IAS, the Crédit Agricole Group continues to provide the information previously required by CRC Regulation 2002-03 applicable to individual accounts.

Hence, the Crédit Agricole Group classifies impaired loans or receivables within the meaning of international standards into three separate categories: bad debts, doubtful debts and restructured loans (loans that have been restructured due to customer default).

Impaired loans or receivables:
In accordance with IAS 39, loans recorded under 'loans and receivables' are impaired when one or more loss events occurs in the collection of such loans. Once these loans and receivables have been identified, they may be individually or collectively assessed for impairment. Impairment charges are booked in the amount of the loss incurred, which is equal to the difference of the carrying value of the loans (amortised cost) and the sum of estimated future cash-flows, discounted at the original effective interest rate. Impairment charges are booked to provisions or as discounts on loans restructured due to customer default.

The following distinctions are made:
- loans individually assessed for impairment: these are doubtful loans covered by provisions and loans restructured due to customer default that have been discounted;
- loans collectively assessed for impairment: these are loans that are not individually assessed for impairment, for which impairment is determined for a uniform class of loans displaying similar credit risk characteristics.

The Crédit Agricole S.A. Group classifies impaired loans and receivables on indivual base into bad and doubtful debts, which are in turn classified as bad debts and doubtful debts.

Bad and doubtful debts:

Loans and advances of all kinds, even those which are guaranteed, are classified as bad or doubtful if they carry an identified credit risk arising from one of the following events:

- the loan or advance is at least three months in arrears (six months for mortgage loans and property leases and nine months for loans to local authorities, to take account of their specific characteristics);
- the borrower's financial position is such that an identified risk exists regardless of whether the loan or advance is in arrears;
- the bank and borrower are in legal proceedings.

When a loan is recorded as doubtful, all other loans or commitments relating to that borrower are also recorded in their entirety as doubtful debts, whether or not they are collateralised.

The Crédit Agricole Group makes the following distinction between doubtful and bad debts.

Doubtful debts:

All doubtful loans and advances which do not fall into the bad debt category are classified as doubtful debts.

Bad debts:

In cases where the borrower's solvency is such that after a reasonable period in the doubtful category, there is no prospect of the loan being moved back to the performing category, it is classified as a bad debt. Loans are classified as bad debts no later than one year after they have been classified in the doubtful category.

In accordance with CRC Regulation 2002-03 and Opinion 2003-G of the CNC's Comité d'Urgence (Urgent Issues Task Force), the following are considered to be bad debts:

- delinquent loans;
- restructured loans with at least one payment in arrears after they have been moved back into the performing category; or
- loans that have been classified in the doubtful category for over one year with at least one payment in arrears and that are not covered by adequate collateral to ensure repayment.

Subsidised loans (IAS 20):

Under French government measures to support the agricultural sector and to help home buyers, certain Crédit Agricole S.A. Group entities grant subsidised loans at rates fixed by the government. The government pays these entities the difference between the subsidised lending rate a predetermined benchmark rate.

The subsidy system is periodically reviewed by the government.

In accordance with IAS 20, subsidies received from the government are recorded under 'Interest and similar income' and amortised over the life of the corresponding loans.

1.2.4.3 FINANCIAL LIABILITIES

The 'carve-out' version of IAS 39 adopted by the European Union recognises two categories of financial liabilities:

- financial liabilities at fair value through profit or loss classified as held for trading. Fair value changes on this portfolio are recognised in profit or loss;
- other financial liabilities: this category includes all other financial liabilities. These liabilities are initially measured at fair value (including transaction income and costs) and subsequently at amortised cost using the effective interest method.

1.2.4.4 DEPOSITS

Given the characteristics of deposits within the Crédit Agricole S.A. Group, these are recorded under 'Other liabilities'.

They are initially measured at fair value and subsequently valued at amortised cost.

By definition, regulated savings products are at market rates.

1.2.4.5 DERIVATIVES

Derivatives are financial assets or liabilities and are recognised on the balance sheet at fair value at inception of the transaction. At each balance sheet date, derivatives are measured at fair value, whether they are held for trading purposes or used for hedging.

Any change in the value of derivatives on the balance sheet is recorded in an account in the income statement (except in the special case of a cash-flow hedging relationship).

Hedge accounting:

Fair value hedges reduce the risk of a change in the fair value of a financial instrument.

Cash-flow hedges reduce the risk of a change in future cash-flows from financial instruments.

Micro-hedges must meet the following criteria in order to be eligible for hedge accounting:

- the hedging instrument and the instrument hedged must be eligible;
- there must be formal documentation from inception, primarily including the individual identification and characteristics of the hedged item, the hedging instrument, the nature of the hedging relationship and the nature of the hedged risk;
- the effectiveness of the hedge must be demonstrated, at inception and retrospectively.

The change in value of the derivative is recorded in the accounts as follows:

- fair value hedges: the change in value of the derivative is recognised in the income statement symmetrically with the change in value of the hedged item in the amount of the hedged risk and only the net amount of any hedging ineffectiveness is recognised in the income statement;
- cash-flow hedges: the change in value of the derivative is recognised in the balance sheet in a special reversible shareholders' equity account and any inefficient component of the hedge is recognised in the income statement. Accrued interest on the derivative is recorded in the income statement symmetrically with the hedged transactions.

In the case of macro-hedging (i.e. hedging a group of assets or liabilities with the same exposure to the risks that is designated as being hedged), the Group documents such hedging relationships based on a gross position in derivative instruments.

The effectiveness of macro-hedging relationships is measured by maturity schedules based on average outstandings. In addition, the effectiveness of macro-hedging relationships must be measured through prospective and retrospective testing.

Depending on whether a cash-flow macro hedging or fair value hedging relationship has been documented, the change in the value of the derivative is recorded by applying the same principles as those previously described for micro-hedging. However, for macro-hedging relationships, the Crédit Agricole S.A. Group documents the hedging relationship for fair value hedges in accordance with the 'carve-out' version of IAS 39 that has been adopted by the European Union.

Embedded derivatives:

An embedded derivative is the component of a hybrid contract that meets the definition of a derivative product. Embedded derivatives must be accounted for separately from the host contract if the following three conditions are met:

- the hybrid contract is not measured at fair value through profit or loss;
- the embedded component taken separately from the host contract has the characteristics of a derivative;
- the characteristics of the derivative are not closely related to those of the host contract.

1.2.4.6 RECOGNITION OF MARGINS ON STRUCTURED FINANCIAL INSTRUMENTS AT INCEPTION

Under IAS 39, margins on structured products and complex financial instruments may be recognised at inception only if these financial instruments can be reliably measured from inception. This condition is met when such instruments are measured using prices in an active market or based on 'standard' internal models that use 'observable' market data. Otherwise, such profits are recognised in the balance sheet and taken to the income statement over the life of the contract.

The Crédit Agricole S.A. Group has decided to apply these provisions retroactively by retroactively restating all contracts in stock as of 1 January 2005.

1.2.4.7 FINANCIAL GUARANTEES AND FINANCING COMMITMENTS

Financial guarantees meet the definition of an insurance contract when they call for specific payments to be made to reimburse the holder for a loss incurred due to a specified debtor's failure to make a payment when due under the terms of a debt instrument.

Such financial guarantees, which are covered by IFRS 4, will continue to be valued under French GAAP in accordance with international standards pending further amendments to the standard. A provision for these guarantees is therefore recognised under liabilities in the balance sheet in the event of a probable outflow of resources.

Conversely, financial guarantee contracts that call for payments in response to changes in a financial variable, such as price, rating or credit indices, or in a non-financial variable, providing that in this event, the variable is not specific to one of the parties to the contract, are covered by IAS 39. Such guarantees are treated as derivative instruments.

Financing commitments that are not treated as derivative instruments within the meaning of IAS 39 are not recognised on the balance sheet. They are, however, covered by provisions in accordance with IAS 37.

1.2.5 DEFERRED TAXES (IAS 12)

Deferred taxes resulting from temporary differences between the tax value and the carrying amount of assets and liabilities and their tax base are recognized under this standard.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply when the asset is realised or the liability is settled, based on tax rates that have been enacted or substantially enacted by the balance sheet date.

At 30 June 2005, pending clarifications on the interpretation, a deferred tax liability has been recognised on the effects of discounting provisions and on discounts on restructured loans.

A deferred tax liability has also been recognised for whole life insurance companies' reserve for depreciation of securities.

1.2.6 INSURANCE BUSINESSES (IFRS 4)

Liabilities remain partially valued under local GAAP, as required by IFRS 4 on insurance contracts, pending further amendments to the existing standards. Financial assets held by the Group's insurance companies have been reclassified into the four categories set out in IAS 39.

In accordance with the option allowed under IFRS, 'shadow accounting' is used for insurance policies with discretionary profit sharing. Under this practice, positive or negative differences in the corresponding financial assets are recognised in a 'Deferred profit-sharing' account under liabilities. This treatment limits the impact on the opening IAS/IFRS balance sheet of insurance companies.

1.2.7 GENERAL RESERVES FOR RISKS AND EXPENSES (IAS 37)

The Crédit Agricole S.A. Group has identified all obligations (legal or constructive) resulting from a past event for which it is probable that an outflow of resources will be required to settle the obligation, and for which the due date or amount of the settlement is uncertain but can be reliably estimated.

The Group has set aside general provisions for risks and expenses for such obligations to cover:
- operational risks;
- financing commitment execution risks;
- claims and liability guarantees;
- tax risks;
- risks in connection with home purchase savings schemes.

The latter reserve is created based on the Group's historical and statistical bases to cover the risk of imbalances in the home loan savings scheme, which operates under the terms defined by the government. It includes a preliminary savings phase and a potential loan phase, when loans are made at rates that are set and adjusted by the government, it being specified that any surplus in sources of funds over uses of funds must be allocated to financing of home purchases. Under these conditions, this reserve is used to ensure the prospective financial balance of the loan by covering two specific risks:
- the undertaking to grant government-subsidised loans at the end of the savings phase. A reserve may be set aside to cover the risks associated with this undertaking by setting aside, at each balance sheet date, the surplus of the additional margin recognised during the savings phase, which is intended to cover any shortfalls in net margin that may arise during the loan phase. This reserve is written back over the duration of home loans made under the home loans saving scheme;
- surplus home loan savings deposits: a reserve is set aside when a shortfall of future margins is recognised, that is, when there is an unfavourable difference between the net yield on home loans made at the market rate and on the cost of savings.

1.2.8 LEASES (IAS 17)

As required by IAS 17, leases are analysed in accordance with their substance and financial reality. They are classified as operating leases or finance leases.

Operating leases are treated as an acquisition of a fixed asset by the lessee financed by a loan from the lessor.

In the lessor's accounts, analysis of the economic substance of the transactions results in the following:
- recognition of a financial receivable from the customer, which is amortised by the lease payments received;
- lease payments are broken down into interest and principal, known as financial amortisation;
- recognition of a net lease reserve, which is equal to the difference between:
  - the net lease receivable: amount owed by the lessee, consisting of the outstanding principal and accrued interest at the end of the period,
  - the net book value of the leased assets,
  - the reserve for deferred taxes.

In the lessee's accounts, finance leases and leases with purchase options are restated such that they are recognised in the same way as if the asset had been purchased on credit.

In the income statement, the theoretical depreciation charge (the charge that would have been recognised if the asset had been purchased) and the finance charges (incurred in connection with the financing) are recorded in the place of the lease payments.

1.2.9 CURRENCY TRANSACTIONS (IAS 21)

In accordance with IAS 21, a distinction is made between monetary and non-monetary items.

At the balance sheet date, monetary assets and liabilities denominated in foreign currencies are converted into the functional currency of Crédit Agricole S.A. Group at the closing exchange rate. Foreign exchange differences arising from translation are recorded in the income statement. There are two exceptions to this rule:
- for available-for-sale financial assets, only the foreign exchange difference calculated on amortised cost is taken to the income statement; the balance is recorded in shareholders' equity;
- foreign exchange differences on monetary items classified as cash-flow hedges or that are part of a net investment in a foreign entity are recorded in shareholders' equity.

Non-monetary assets are treated differently depending on the type of asset:

- assets at historical cost are valued at the exchange rate on the transaction date;
- assets at fair value are measured at the exchange rate on the closing date.

Foreign exchange differences on non-monetary items are recognised:

- in the income statement if the gain or loss on the non-monetary item is recorded in the income statement;
- in shareholders' equity if the gain or loss on the non-monetary item is recorded in shareholders' equity.

1.3 Consolidation principles and methods (IAS 27, 28, 31)

1.3.1 SCOPE OF CONSOLIDATION

The consolidated financial statements include the accounts of Crédit Agricole S.A. and of all companies whose consolidation has a material impact on the group's overall consolidated financial statements.

In application of the general principles set out in IAS 27 and IAS 28 (accounting for investments in subsidiaries and associates) and IAS 31 (financial reporting of interests in joint ventures), materiality is assessed in the light of several criteria including the size of the company's earnings or shareholders' equity in relation to the earnings or shareholders' equity of the consolidated group.

Materiality is deemed to exist when the following criteria are met:

- total assets exceed €10 million or 1% of the assets of the consolidated subsidiary that owns the investment;
- Crédit Agricole S.A. directly or indirectly holds more than 20% of existing and potential voting rights.

1.3.2 DEFINITIONS OF CONTROL

In accordance with international standards, all entities falling under exclusive control, joint control or material influence are consolidated, providing that their contribution is deemed to be material and that they are not covered under the exclusions described below.

Exclusive control is presumed to exist if Crédit Agricole S.A. owns over half of the voting rights in an entity, whether directly or indirectly through subsidiaries, except if, in exceptional circumstances, it can be clearly demonstrated that such ownership does not give it control. Exclusive control also exists if Crédit Agricole S.A., as the owner of half or less than half of the voting rights in an entity, holds majority power within management bodies.

Joint control is exercised in joint ventures in which each of the two or more co-owners are bound by a contractual contribution that provides for joint control.

Significant influence is defined as the power to influence but not control a company's financial and operational policies. The Crédit Agricole S.A. Group is presumed to have significant influence if it owns 20% or more of the voting rights in an entity, whether directly or indirectly through subsidiaries.

Consolidation of special-purpose entities:

The consolidation of special-purpose entities, and more specifically of funds held under exclusive control, is specified by SIC 12. Dedicated mutual funds have been consolidated in accordance with this regulation.

Exclusions from the scope of consolidation:

An interest in a controlled entity or an entity under significant influence is excluded from the scope of consolidation if it is acquired and held exclusively with a view to its subsequent disposal in the near future. Such interests are recorded in assets held for sale. They are measured at fair value through profit or loss.

Equity interests (excluding majority interests) held by venture capital entities are also excluded from the scope of consolidation insofar as they are classified under financial assets designated as at fair value through profit or loss.

1.3.3 CONSOLIDATION METHODS

The consolidation methods are respectively defined by IAS 27, 28 and 31, based on the type of control exercised by Crédit Agricole S.A. on the entities that can be consolidated, regardless of their business or of whether or not they have legal entity status:

- entities under exclusive control are fully consolidated, including entities with different account structures, even if their business are not an extension of that of Crédit Agricole S.A.;
- entities under joint control are proportionally consolidated, including entities with different account structures, even if their business are not an extension of that of Crédit Agricole S.A.;
- entities over which Crédit Agricole S.A. exercises significant influence or joint control are consolidated under the equity method. When an entity under joint control is consolidated under the equity method, this information is disclosed in the notes to the financial statements.

Full consolidation consists of eliminating the book value of the shares held in the consolidating company's financial statements and aggregating all assets and liabilities carried by the consolidated companies, and determining and separately identifying the value of the minority interests in their net assets and earnings.

Proportional consolidation consists of eliminating the book value of the shares held in the consolidating company's financial statements and aggregating a proportion of the assets, liabilities and results of the company concerned representing the consolidating company's interest.

The equity method consists of eliminating the book value of the shares held in the Group's financial statements and accounting for its interest in the underlying equity and results of the companies concerned.

1.3.4 CONSOLIDATION ADJUSTMENTS AND ELIMINATIONS

The Group makes all material adjustments required to ensure the application of consistent accounting policies in the consolidated financial statements.

Group internal transactions affecting the consolidated balance sheet and income statement are eliminated.

Capital gains or losses arising from intra-group asset transfers are eliminated. However, capital losses on the disposal of assets at reference prices determined independently of the Group are retained.

1.3.5 TRANSLATION OF FOREIGN SUBSIDIARIES' FINANCIAL STATEMENTS (IAS 21)

Financial statements of subsidiaries expressed in foreign currencies are translated into euros in two stages:
- the local currency (or, if applicable, the currency in which the accounts are prepared) is converted into the functional currency using the historical rate method, and all foreign exchange gains or losses are fully and immediately taken to the income statement;
- the functional currency is then converted into the consolidation currency using the exchange rate at the balance sheet date and the translation adjustment is recorded in a separate line under shareholders' equity, showing the share attributable to Crédit Agricole S.A. and the share attributable to minority interests. This adjustment is taken to the income statement when all or part of the interest in the foreign subsidiary is sold or liquidated.

The functional currency of an entity is closely linked to whether or not the entity is independent or not independent:
- the functional currency of an entity that is not independent is the functional currency on which it is dependent, i.e. the currency in which its main transactions are denominated;
- the functional currency of an independent entity is its local currency, other than in exceptional circumstances.

1.3.6 BUSINESS COMBINATIONS - GOODWILL (IFRS 3)

IFRS 3 requires all business combinations within its scope to be accounted for by applying the purchase method.

As the IFRS 3 does not cover business combinations between mutual organisations, the Crédit Agricole S.A. Group deems that mergers between Regional Banks can continue to be accounted for using French GAAP, which stipulate that such combinations be accounted for at net book value.

The excess of the cost of acquisition over the fair value of the Group's share in the identifiable assets and liabilities acquired is recorded as goodwill as at the date of the transaction.

In accordance with IFRS 3, goodwill is subject to impairment testing by reference to the Cash Generating Unit (CGU) to which it is attached. In practice, the CGUs are defined relative to the business lines along which the Group conducts its activities. Impairment losses must be recognised in the income statement where necessary.

Any residual negative goodwill after identifiable assets have been identifiable is taken to the income statement.

1.3.7 SEGMENT INFORMATION (IAS 14)

The Crédit Agricole S.A. Group presents information for each of the following existing business lines:
- French retail banking: Regional Banks' retail banking network, Crédit Lyonnais retail banking network;
- Specialised financial services (consumer credit, finance leases, factoring, etc.);
- Asset management, insurance and private banking;
- Corporate and investment banking;
- International retail banking;
- Proprietary asset management and other activities.

Scope of consolidation

2.1 Crédit Agricole S.A. group – changes in the scope of consolidation

I- NEWLY CONSOLIDATED COMPANIES AS AT 30 JUNE 2005:

New acquisitions or acquisitions of additional shares:

Alcor

ARES

CACF Immobilier

Cardinalimmo

Carrefour Servizi Finanziari SPA

Crédit Agricole Centre Est Immobilier

GIE Silca

Les Assurances Fédérales IARD

Mezzasia

Change from consolidation at an intermediate level to direct consolidation:

Subsidiaries previously consolidated at Crédit Lyonnais level are now consolidated individually:

CAI Suisse (Singapore)

CAI Suisse (Bahamas)

Eurofactor AG (Germany)

Eurofactor France

Eurofactor S.A. (Portugal)

Eurofactor SA/NV (Belgium)

Eurofactor UK (UK)

Financière Européenne d'Affacturage

Inter-Factor Europa (Spain)

II- COMPANIES REMOVED FROM SCOPE OF CONSOLIDATION AT 30 JUNE 2005:

Application of materiality threshold or discontinuation of business:

CAIC (S) Pte Ltd

CAIC Futures Ltd

CAIC Hong Kong Ltd

CAIC International UK

CAL FP US

Centre Est Alizée

Crédit Lyonnais CL Rouse (USA)

Egelant Finance BV

Equalt Fixed Income Arbitrage X 2

Maine Anjou Obligations

Serves

Soflim

Merger with or into another Group company:

CA Épargne Longue des Salariés merged with and into CLEE and renamed CREELIA

Caisse régionale de la Brie merged with and into Caisse Régionale de la Somme and renamed Caisse régionale de la Brie-Picardie

III- CHANGE OF NAME:

Banco C.L. Brasil renamed Banco Calyon Brasil

CLCM Asia BV renamed Calyon Capital Market Asia BV

CL DTVM renamed CA Brasil Private Management

CREALFI renamed Menafinance

Crédit Agricole Indosuez Turk A.S. renamed Calyon Turk A.S.

Crédit Lyonnais Bank Hungary renamed Calyon Bank Hungary Ltd

Crédit Lyonnais Bank Praha renamed Calyon Bank Czech Republic

Crédit Lyonnais Bank Slovakia A.S. renamed Calyon Bank Slovakia A.S.

Crédit Lyonnais Finance Guernesey renamed Calyon Finance Guernsey

Crédit Lyonnais Financial Products renamed Calyon Financial Products

Crédit Lyonnais Global Partners Inc. renamed Calyon Global Partners Inc.

Crédit Lyonnais Leasing Corporation renamed Calyon Leasing Corporation

Crédit Lyonnais North America Inc renamed Calyon North America Inc.

Crédit Lyonnais Polska renamed Calyon Polska S.A.

Crédit Lyonnais Private Equity renamed Crédit Agricole Private Equity

Crédit Lyonnais Russie renamed Calyon Rusbank S.A.

Crédit Lyonnais Securities USA renamed Calyon Securities USA Inc.

Crédit Lyonnais Ukraine renamed Calyon Bank Ukraine

Crédit Lyonnais Uruguay renamed Calyon Uruguay S.A.

Finaref Group AB renamed Finaref AB

Indosuez Air Finance S.A. renamed Calyon Air Finance S.A.

Indosuez Asia Shipfinance Service Ltd renamed Calyon Asia Shipfinance Service Ltd

Indosuez Australia renamed Calyon Australia Ltd

Indosuez North America HLD renamed Calyon North America Holding

Menafinance renamed CREALFI

Ucabail renamed Crédit Agricole Leasing

UI renamed Crédit Agricole Private Equity Holding

2.2 Scope of consolidation - Crédit Agricole S.A. Group

	(a)	Location	Method 30/06/05	% ownership			% ownership		
				30/06/05	31/12/04	30/06/04	30/06/05	31/12/04	30/06/04
Banks and financial institutions									
Crédit Agricole S.A.		France	Full	**100.0**	100.0	100.0	**100.0**	100.0	100.0
Agos Itafinco		Italy	Full	**51.0**	51.0	51.0	**59.0**	58.9	59.1
Al Bank Saudi Al Fransi - BSF		Saudi Arabia	Equity	**31.1**	31.1	31.1	**30.4**	30.4	30.4
Alsolia		France	Equity	**34.0**	34.0	34.0	**33.8**	33.7	33.9
Altra Banque		France	Equity	**34.0**	34.0	34.0	**34.0**	34.0	34.0
Banca Intesa S.p.a.		Italy	Equity	**17.8**	18.0	18.0	**16.8**	16.9	16.9
Banco del Desarrollo		Chile	Equity	**23.7**	23.7	23.7	**23.7**	23.7	23.7
Bankoa		Spain	Equity	**30.0**	30.0	30.0	**28.5**	28.5	28.5
Banque Chalus		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0
Banque Finaref		France	Equity	**100.0**	100.0	100.0	**100.0**	100.0	90.0
BES (Banco Espirito Santo)		Portugal	Equity	**8.8**	8.8	8.8	**22.5**	22.5	22.5
BFC Antilles Guyane		France	Full	**100.0**	100.0	100.0	**97.8**	97.7	97.7
BFT (Banque Financement et Trésorerie)		France	Full	**100.0**	100.0	94.7	**100.0**	100.0	94.7
BFT Gestion		France	Full	**100.0**	100.0	100.0	**100.0**	100.0	94.7
BGP Indosuez		France	Full	**100.0**	100.0	100.0	**100.0**	100.0	100.0
BNI Crédit Lyonnais Madagascar		Madagascar	Full	**51.0**	51.0	51.0	**49.9**	49.8	49.8
C.A Alternative Investment Products Group SGR		Italy	Full	**90.0**	90.0	100.0	**89.9**	89.9	99.1
C.A Alternative Investment Products Group Holding		France	Full	**100.0**	100.0	100.0	**98.1**	98.1	100.0
C.A Alternative Investment Products Group Inc		USA	Full	**100.0**	100.0	100.0	**98.1**	98.1	100.0
C.A Alternative Investment Products Group Ltd (Ex-ISB)		Bermuda	Full	**100.0**	100.0	100.0	**98.1**	98.1	100.0
C.A Alternative Investment Products Group Sas		France	Full	**100.0**	100.0	100.0	**98.1**	98.1	100.0
C.A Asset Management Espana Holding		Spain	Full	**100.0**	100.0	100.0	**98.0**	97.9	99.0
C.A Asset Management Hong Kong Ltd		Hong Kong	Full	**100.0**	100.0	100.0	**98.1**	98.1	100.0
C.A Asset Management Japan Ltd		Japan	Full	**100.0**	100.0	100.0	**98.1**	98.1	100.0
C.A Asset Management Ltd (Ex-Premium)		UK	Full	**100.0**	100.0	100.0	**98.1**	98.1	100.0
C.A Asset Management Sgr Italy		Italy	Full	**100.0**	100.0	100.0	**98.0**	97.9	98.9
C.A Asset Management Singapore Ltd		Singapore	Full	**100.0**	100.0	100.0	**98.1**	98.1	100.0
C.A Investor Services Bank		France	Full	**100.0**	100.0	100.0	**98.4**	99.2	99.2
C.A Investor Services Corporate Trust		France	Full	**100.0**	100.0	100.0	**98.4**	99.0	99.0
C.A.A.M Securities Company Japan KK		Japan	Full	**100.0**	100.0	100.0	**98.1**	98.1	100.0
CA - Épargne Longue des Salariés	Out[d]	France	Full		100.0	100.0		98.1	100.0
CA Invest. Services Banque Lux.		Luxembourg	Full	**100.0**	100.0	100.0	**98.4**	97.7	97.7
CAAM		France	Full	**100.0**	100.0	100.0	**98.1**	98.1	100.0
C.A. Asset Management Luxembourg		Luxembourg	Full	**100.0**	100.0		**98.1**	98.0	
CAI Luxembourg		Luxembourg	Full	**100.0**	100.0	100.0	**97.8**	97.7	97.7
CAI Merchant Bank Asia Ltd		Singapore	Full	**100.0**	100.0	100.0	**97.8**	97.7	97.7
CAI Private Banking Italia Spa		Italy	Full			100.0			97.7
CAI Suisse (Bahamas)	In[1]	Bahamas	Full	**100.0**			**97.8**		
CAI Suisse (Singapore)	In[1]	Singapore	Full	**100.0**			**97.8**		
Caisse régionale Alpes - Provence		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0
Caisse régionale Alsace - Vosges		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0

	(a)	Location	Method 30/06/05	% ownership			% ownership		
				30/06/05	31/12/04	30/06/04	30/06/05	31/12/04	30/06/04
Caisse régionale Aquitaine		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0
Caisse régionale Atlantique Vendée		France	Equity	**25.1**	25.1	25.1	**25.1**	25.1	25.1
Caisse régionale Brie	Out[d]	France	Equity		25.0	25.0		25.0	25.0
Caisse régionale Calvados		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0
Caisse régionale Centre Est		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0
Caisse régionale Centre France		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0
Caisse régionale Centre Loire		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0
Caisse régionale Centre Ouest		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0
Caisse régionale Champagne - Bourgogne		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0
Caisse régionale Charente Maritime - Deux Sèvres		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0
Caisse régionale Charente - Périgord		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0
Caisse régionale Côtes d'Armor		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0
Caisse régionale de l'Anjou et du Maine		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0
Caisse régionale des Savoie		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0
Caisse régionalee Finistère		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0
Caisse régionale Franche-Comté		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0
Caisse régionale Gard		France	Equity	**25.1**	25.0	25.0	**25.1**	25.0	25.0
Caisse régionale Guadeloupe		France	Equity	**27.2**	27.2	27.2	**27.2**	27.2	27.2
Caisse régionale Ille-et-Vilaine		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0
Caisse régionale Loire - Haute-Loire		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0
Caisse régionale Lorraine		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0
Caisse régionale Martinique		France	Equity	**28.1**	28.1	28.1	**28.1**	28.1	28.1
Caisse régionale Midi		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0
Caisse régionale Morbihan		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0
Caisse régionale Nord de France		France	Equity	**25.6**	25.6	25.6	**25.6**	25.6	25.6
Caisse régionale Nord Midi Pyrénées		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0
Caisse régionale Nord-Est		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0
Caisse régionale Normand		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0
Caisse régionale Normandie Seine		France	Equity	**25.0**	25.0	25.0	**25.0**	25.1	25.1
Caisse régionale Oise		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0
Caisse régionale Paris et Ile-de-France		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0
Caisse régionale Provence - Côte d'Azur		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0
Caisse régionale Pyrénées Gascogne		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0
Caisse régionale Réunion		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0
Caisse régionale Brie - Picardie		France	Equity	**25.0**	25.2	25.6	**25.0**	25.2	25.2
Caisse régionale Sud Méditerranée		France	Equity	**25.9**	25.9	25.8	**25.9**	25.9	25.8
Caisse régionale Sud Rhône-Alpes		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0
Caisse régionale Toulouse - Midi Toulousain		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0
Caisse régionale Touraine - Poitou		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0
Caisse régionale Val-de-France		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0
Cal FP (Holding)		UK	Full	**50.0**	50.0	50.0	**75.0**	75.0	75.0
Cal FP Bank		UK	Full	**100.0**	100.0	100.0	**75.0**	75.0	75.0
CAL FP US	Out[c]	USA	Full		100.0	100.0		75.0	75.0
Calyon Australia Ltd		Australia	Full	**100.0**	100.0	100.0	**97.8**	97.7	97.7
Calyon Bank Hungary Ltd		Hungary	Full	**100.0**	100.0	100.0	**97.8**	97.7	97.7
Calyon North America Inc.		USA	Full	**100.0**	100.0		**97.8**	97.7	
Calyon Bank Ukraine		Ukraine	Full	**100.0**	100.0	100.0	**97.8**	97.7	97.7

	(a)	Location	Method 30/06/05	% ownership			% ownership		
				30/06/05	31/12/04	30/06/04	30/06/05	31/12/04	30/06/04
Calyon Bank Czech Republic		Czech Republic	Full	**100.0**	100.0	100.0	**97.8**	97.7	97.7
Calyon Bank Slovakia A.S.		Slovakia	Full	**90.0**	90.0	90.0	**88.0**	87.9	87.9
Calyon Holding Italia Due SRL		Italy	Full	**100.0**	100.0	100.0	**97.8**	97.7	97.7
Calyon Leasing Corporation		USA	Full	**100.0**	100.0		**97.8**	97.7	
Calyon Polska S.A.		Poland	Full	**100.0**	100.0	100.0	**97.8**	97.7	97.7
Calyon Rusbank S.A.		Russia	Full	**100.0**	100.0	100.0	**97.8**	97.7	97.7
Calyon S.A.		France	Full	**97.8**	97.7	97.7	**97.8**	97.7	97.7
Calyon Turk A.S.		Turkey	Full	**100.0**	100.0	100.0	**97.7**	97.7	97.7
Carrefour Servizi Finanziari SPA	In	France	Equity	**40.0**			**23.6**		
CL Développement de la Corse		France	Full	**99.8**	99.8	99.8	**99.8**	99.8	99.8
CLAM Finance		France	Full	**100.0**	100.0		**98.1**	98.1	
CLASI		USA	Full	**100.0**	100.0		**97.8**	97.7	
Cofam		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0
Cogenec		Monaco	Full	**100.0**	100.0	100.0	**97.8**	97.7	97.7
CPR AM (Ex-CPR Production)		France	Full	**100.0**	100.0	100.0	**98.4**	98.4	100.0
CPR Billets		France	Full	**100.0**	100.0	100.0	**99.9**	99.9	99.9
CPR BK		France	Full	**100.0**	100.0	100.0	**97.8**	97.8	97.8
CPR F		France	Full			87.7			87.7
CPR Online		France	Full	**100.0**	100.0	100.0	**97.8**	100.0	100.0
CPR Private Equity		France	Full	**100.0**	100.0	100.0	**98.1**	98.1	100.0
CREALFI		France	Full	**51.0**	51.0		**50.7**	50.6	
Credibom		Portugal	Full	**100.0**	100.0	85.0	**99.5**	99.2	84.7
Credigen Bank		Hungary	Full	**100.0**	100.0	100.0	**99.5**	99.2	99.6
Crédit Agricole Financement		Switzerland	Equity	**44.6**	44.5	44.5	**39.6**	39.5	39.5
Crédit Agricole Indosuez (Egypt) SAE		Egypt	Full	**75.0**	79.6	75.0	**73.3**	79.6	73.3
Crédit Agricole Indosuez (Suisse) SA		Switzerland	Full	**100.0**	100.0	100.0	**97.8**	97.7	97.7
Crédit Agricole Indosuez Mer Rouge		Djibouti	Full	**100.0**	100.0	100.0	**97.8**	97.7	97.7
Crédit Agricole S.A. Securities		Jersey	Full	**99.9**	99.9	99.9	**99.9**	99.9	99.9
Crédit du Maroc		Morocco	Full	**52.6**	51.0	51.0	**51.5**	49.8	49.8
Crédit Foncier de Monaco		Monaco	Full	**77.1**	77.1	77.1	**74.2**	74.2	74.2
Crédit Foncier de Monaco France		France	Full	**100.0**	100.0	100.0	**86.4**	86.4	86.4
Crédit Lyonnais Leasing Cpy Japan		Japan	Full	**100.0**	100.0		**97.8**	97.7	
Crédit Lyonnais Luxembourg		Luxembourg	Full	**100.0**	100.0		**97.8**	97.7	
Crédit Lyonnais Cameroun		Cameroon	Full	**65.0**	65.0	65.0	**63.5**	63.5	63.5
Crédit Lyonnais Congo		Congo	Full	**81.0**	81.0		**79.2**	79.2	
Crédit Lyonnais Sénégal		Senegal	Full	**95.0**	95.0	95.0	**92.9**	92.8	92.8
Crédit Uruguay Banco		Uruguay	Full	**100.0**	100.0	91.1	**100.0**	100.0	91.1
Créditplus (Ex-Beneficial Bank)		Germany	Full	**100.0**	100.0	100.0	**99.5**	99.2	99.6
CREELIA		France	Full	**100.0**	100.0		**98.1**	98.1	
Dan-Aktiv		Denmark	Full	**100.0**	100.0	100.0	**100.0**	100.0	100.0
E.P.E.M.		USA	Full	**100.0**	100.0	100.0	**98.1**	98.1	100.0
EFL Services		Poland	Full	**100.0**	100.0	100.0	**100.0**	99.8	99.8
Emporiki Credicom		Greece	Equity	**50.0**	50.0	50.0	**49.7**	49.6	49.8
Equalt Alternative Asset Management		France	Full	**100.0**	100.0	100.0	**97.8**	97.7	97.7
Eurofactor AG (Germany)	In[1]	Germany	Full	**100.0**			**98.2**		
Eurofactor SA/NV (Belgium)	In[1]	Belgium	Full	**100.0**			**98.2**		
Eurofactor France		France	Full	**98.2**	98.2		**98.2**	95.6	

	(a)	Location	Method 30/06/05	% ownership			% ownership		
				30/06/05	31/12/04	30/06/04	30/06/05	31/12/04	30/06/04
Eurofactor S.A. (Portugal)	In[1]	Portugal	Full	**100.0**			**98.1**		
Eurofactor UK (UK)	In[1]	UK	Full	**100.0**			**98.2**		
Financière Européenne d'Affacturage	In[1]	France	Full	**100.0**			**100.0**		
Finanziaria Indosuez International Ltd		Switzerland	Full	**100.0**	100.0	100.0	**97.8**	97.7	97.7
Finaref AB		Sweden	Full	**100.0**	100.0	90.0	**100.0**	100.0	90.0
Finaref AS		Norway	Full	**100.0**	100.0	100.0	**100.0**	100.0	90.0
Finaref Benelux		Belgium	Full	**100.0**	100.0	100.0	**100.0**	100.0	90.0
Finaref OY		Finland	Full	**100.0**	100.0	100.0	**100.0**	100.0	90.0
Finaref SA		France	Full	**100.0**	100.0	90.0	**100.0**	100.0	90.0
Finaref Securities AB		Sweden	Full	**100.0**	100.0	100.0	**100.0**	100.0	90.0
Finaref Sverige AB		Sweden	Full			100.0			90.0
Finconsum ESC SA		Spain	Equity	**45.0**	45.0	45.0	**44.8**	44.7	44.8
Foncaris		France	Full	**100.0**	100.0	100.0	**100.0**	100.0	100.0
Fransabank France		France	Equity	**34.0**	34.0	34.0	**34.0**	34.0	34.0
G.F.E.R (Groupement de Financement des Ent. Régionales)		France	Full	**99.9**	99.9	99.9	**99.9**	99.9	99.9
G.P.F (Groupement des Provinces de France)		France	Full	**99.0**	99.0	99.0	**99.0**	99.0	99.0
Gestion Privée Indosuez (G.P.I)		France	Full	**100.0**	100.0	100.0	**100.0**	100.0	100.0
GIE Attica		France	Equity	**29.3**	29.3	29.3	**46.4**	46.4	46.4
Crédit Lyonnais Group		France	Full	**94.8**	94.8	94.8	**94.8**	94.8	94.8
Inter-Factor Europa (Spain)	In[1]	Spain	Full	**99.9**			**98.1**		
Jotex finans AB		Sweden	Full	**100.0**	100.0		**100.0**	100.0	
LF Investments		USA	Full	**100.0**	100.0		**97.8**	97.7	
Lukas Bank		Poland	Full	**100.0**	100.0	100.0	**100.0**	99.9	99.9
Lukas SA		Poland	Full	**100.0**	100.0	100.0	**100.0**	99.9	99.9
Menafinance		France	Proportional	**50.0**	50.0	50.0	**49.7**	49.6	49.8
Nonghyup-CA		Korea	Proportional	**40.0**	40.0	40.0	**39.3**	39.2	40.0
Ribank		Netherlands	Full	**100.0**	100.0	100.0	**99.5**	99.2	99.6
S.A. Crédit Agricole (Belgium)		Belgium	Equity	**10.0**	10.0	10.0	**21.9**	21.9	21.9
Sacam Consommation 1		France	Full	**100.0**	100.0	100.0	**100.0**	100.0	100.0
Sacam Consommation 2		France	Full	**100.0**	100.0	100.0	**100.0**	100.0	100.0
Sacam Consommation 3		France	Full	**100.0**	100.0	100.0	**100.0**	100.0	100.0
Sedef		France	Full	**100.0**	100.0	100.0	**99.5**	99.2	99.6
Segespar		France	Full	**98.1**	98.1	100.0	**98.1**	98.1	100.0
Sim Spa Selezione e Distribuzione		Italy	Full	**100.0**	100.0	100.0	**98.0**	97.9	98.8
Sircam		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0
Société Ivoirienne Banque		Ivory Coast	Full	**51.0**	51.0	51.0	**49.9**	49.8	49.8
Sofinco		France	Full	**99.5**	99.2	99.6	**99.5**	99.2	99.6
Sofipaca		France	Equity	**28.3**	28.3	28.3	**27.5**	27.5	27.5
Soflim	Out[c]	France	Full		100.0	100.0		97.7	97.7
Transfact		France	Full	**100.0**	100.0	100.0	**100.0**	100.0	100.0
Union Gabonaise Banque		Gabon	Full	**56.2**	56.2		**55.0**	55.0	
Wafasalaf		Morocco	Equity	**34.0**	33.7	33.7	**33.8**	33.4	33.6
Stockbrokers									
Altura		Spain	Proportional	**50.0**	50.0	50.0	**48.9**	48.9	48.9
CAI Cheuvreux		France	Full	**100.0**	100.0	100.0	**97.8**	97.7	97.7
CAI Cheuvreux España SA (Ex-ICSESA)		Spain	Full	**100.0**	100.0	100.0	**97.8**	97.7	97.7

	(a)	Location	Method 30/06/05	% ownership			% ownership		
				30/06/05	31/12/04	30/06/04	30/06/05	31/12/04	30/06/04
CAIC (S) Pte Ltd	Out[c]	Singapore	Full		100.0	100.0		97.7	97.7
CAIC Futures Ltd	Out[c]	Hong Kong	Full		100.0	100.0		97.7	97.7
CAIC Hong Kong Ltd	Out[c]	Hong Kong	Full		100.0	100.0		97.7	97.7
CAIC International Ltd		UK	Full	**100.0**	100.0	100.0	**97.8**	97.7	97.7
CAIC International UK	Out[c]	UK	Full		100.0	100.0		97.7	97.7
CAIC Italia Sim Spa		Italy	Full	**100.0**	100.0	100.0	**97.8**	97.7	97.7
CAIC Nordic AB		Sweden	Full	**100.0**	100.0	100.0	**97.8**	97.7	97.7
CAIC North America Inc		USA	Full	**100.0**	100.0	100.0	**97.8**	97.7	97.7
CAIC Securities Japan Ltd		Japan	Full	**100.0**	100.0	100.0	**97.8**	97.7	97.7
CAIC Securities Ltd		Hong Kong	Full	**100.0**	100.0	100.0	**97.8**	97.7	97.7
Calyon Financial		France	Full	**100.0**	100.0	100.0	**97.8**	97.7	97.7
Calyon Financial Inc		USA	Full	**100.0**	100.0	100.0	**97.8**	97.7	97.7
Calyon Financial Singapore		Singapore	Full	**100.0**	100.0	100.0	**97.8**	97.7	97.7
Calyon Securities Japan		Japan	Full	**100.0**	100.0		**97.8**	97.7	
Cholet Dupont Group		France	Equity	**33.4**	33.4	38.6	**32.7**	32.6	37.7
Insurance companies									
Afcalia		France	Full			100.0			100.0
Arès	In	France	Full	**100.0**			**59.0**		
Argence Gestion Assurances		France	Full	**100.0**	100.0	100.0	**100.0**	100.0	90.0
Assurances du CA Nord – Pas-de-Calais		France	Equity	**45.6**	45.6	45.6	**39.9**	39.9	39.9
Assurances Médicales de France		France	Full	**100.0**	100.0	100.0	**100.0**	100.0	100.0
Eda		France	Full	**100.0**	100.0	100.0	**99.5**	99.2	99.6
Federlux		France	Full	**100.0**	100.0	99.9	**100.0**	100.0	99.9
Finaref Assurances		France	Full	**100.0**	100.0	100.0	**100.0**	100.0	90.0
Finaref Insurance Limited		Ireland	Full	**100.0**	100.0	100.0	**100.0**	100.0	90.0
Finaref Life Limited		Ireland	Full	**100.0**	100.0	100.0	**100.0**	100.0	90.0
Finaref Risques Divers		France	Full	**100.0**	100.0	100.0	**100.0**	100.0	90.0
Finaref Vie		France	Full	**100.0**	100.0	100.0	**100.0**	100.0	90.0
Immobilière Federpierre		France	Full	**99.5**	99.5	99.5	**99.5**	99.5	99.5
Les Assurances Fédérales IARD	In	France	Equity	**40.0**			**40.0**		
Médicale de France		France	Full	**99.8**	99.7	99.7	**99.8**	99.7	99.7
Pacifica		France	Full	**100.0**	100.0	100.0	**100.0**	100.0	100.0
Predica		France	Full	**100.0**	100.0	100.0	**100.0**	100.0	100.0
Sopar		France	Full	**100.0**	100.0	100.0	**100.0**	100.0	100.0
Space Reinsurance Company Limited		Ireland	Full	**100.0**	100.0	100.0	**100.0**	100.0	90.0
Tranquilidade		Portugal	Equity	**33.3**	33.3	33.3	**33.3**	33.3	33.3
Tranquilidade Vida		Portugal	Equity	**29.7**	29.7	29.7	**29.7**	29.7	29.7
Vendome Courtage		France	Full	**99.0**	99.0	99.0	**99.0**	99.0	99.0
Investment companies									
Argence Investissement SAS		France	Full	**100.0**	100.0	100.0	**100.0**	100.0	90.0
Banco Calyon Brasil		Brazil	Full	**100.0**	100.0		**97.8**	97.7	
Belgium CA SAS		France	Equity	**10.0**	10.0	10.0	**32.8**	32.8	32.8
Bercy Participations		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0
Bespar		Portugal	Equity	**32.6**	32.6	32.6	**32.6**	32.6	32.6
BFC Holding		France	Full	**99.6**	99.6	99.6	**97.1**	97.1	97.1
CA Centre France Développement		France	Equity	**25.0**	25.0	25.0	**20.8**	20.8	20.8
CA Deveurope BV		Netherlands	Full	**100.0**	100.0	100.0	**100.0**	100.0	100.0

	(a)	Location	Method 30/06/05	% ownership			% ownership		
				30/06/05	31/12/04	30/06/04	30/06/05	31/12/04	30/06/04
CA IS Holding		France	Full	**98.4**	100.0		**98.4**	100.0	
CACF Immobilier	In	France	Equity	**25.0**			**25.0**		
CADS Développement		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0
CAI BP Holding		France	Full	**100.0**	100.0	100.0	**97.8**	97.7	97.7
Calixte Investissement		France	Equity	**25.0**	25.0		**25.0**	25.0	
Calyon Air Finance SA		France	Full	**100.0**	100.0	100.0	**97.8**	97.7	97.7
Calyon Capital Market Asia BV		Netherlands	Full	**100.0**	100.0	100.0	**97.8**	97.7	97.7
Calyon Finance Guernsey		UK	Full	**99.9**	99.9	99.9	**97.7**	97.6	97.6
Calyon Financial Products		UK	Full	**99.9**	99.9	99.9	**97.7**	97.6	97.6
Calyon Global Partners Inc.		USA	Full	**100.0**	100.0		**97.8**	97.7	
CALYON Investment Products Limited		Cayman Islands	Full	**100.0**	100.0		**97.8**	97.7	
Calyon North America Holding		USA	Full	**100.0**	100.0	100.0	**97.8**	97.7	97.7
Calyon Securities USA inc.		USA	Full	**100.0**	100.0		**97.8**	97.7	
Calyon Uruguay S.A.		Uruguay	Full	**100.0**	100.0		**97.8**	97.7	
CAPE Holding		France	Full	**100.0**	100.0	99.8	**100.0**	100.0	99.8
Capital Plus		France	Full	**100.0**	100.0	100.0	**97.8**	97.7	97.7
CLCM International (CLCMI)		France	Full	**100.0**	100.0	100.0	**97.8**	97.7	97.7
CLIFAP		France	Full	**100.0**	100.0	100.0	**97.8**	97.7	97.7
CLIM		France	Full	**100.0**	100.0	100.0	**97.8**	97.7	97.7
CLINFIM		France	Full	**100.0**	100.0	100.0	**97.8**	97.7	97.7
Cofinep		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0
Compagnie Française de l'Asie (CFA)		France	Full	100.0	100.0	100.0	97.8	97.7	97.7
Crédit Agricole Bourse		France	Full	100.0	100.0	100.0	100.0	100.0	100.0
Crédit Agricole Centre Est Immobilier	In	France	Equity	**25.0**			**25.0**		
Crédit Agricole Private Equity		France	Full	**100.0**	100.0		**100.0**	100.0	
Crédit Lyonnais Capital Investissement		France	Full	**99.9**	99.8		**99.9**	99.8	
Crédit Lyonnais Capital Market Plc		UK	Full	**100.0**	100.0		**97.8**	97.7	
Crédit Lyonnais CL Rouse (USA)	Out[c]		Full		100.0			97.7	
Crédit Lyonnais Global Banking (CLGB)		France	Full	**100.0**	100.0	100.0	**97.8**	97.7	97.7
Crédit Lyonnais Group Management Ltd		UK	Full	**100.0**	100.0		**97.8**	97.7	
Crédit Lyonnais Invest Ltd		UK	Full	**100.0**	100.0		**97.8**	97.7	
Crédit Lyonnais Property Broadwalk		UK	Full	**100.0**	100.0		**97.8**	97.7	
Crédit Lyonnais Rouse Limited		UK	Full	**100.0**	100.0		**97.8**	97.7	
Crédit Lyonnais Securities		UK	Full	**100.0**	100.0		**97.8**	97.7	
Crédit Lyonnais Securities Asia BV		Hong Kong	Full	**68.5**	77.6		**67.0**	75.8	
Crédit Lyonnais Venture Capital		France	Full	**99.8**	99.8		**99.8**	99.8	
Delfinances		France	Full	**100.0**	100.0	100.0	**100.0**	100.0	100.0
Doumer Finance SAS		France	Full	**100.0**	100.0	100.0	**97.8**	97.7	97.7
Doumer Philemon		France	Full	**100.0**	100.0	100.0	**97.8**	97.7	97.7
Egelant Finance BV	Out[c]	Netherlands	Full		100.0	100.0		97.7	97.7
Equalt Sélection		Ireland	Full	**100.0**	100.0		**78.1**	37.9	
Ester Finance		France	Full	**100.0**	100.0	100.0	**97.8**	97.7	97.7
Eurazeo		France	Equity	**20.4**	19.9		**15.9**	15.4	
Fininvest		France	Full	**98.3**	98.3	98.3	**96.1**	96.0	96.0
Fletirec		France	Full	**100.0**	100.0	100.0	**97.8**	97.7	97.7
Gramont Contrepartie Option		France	Full			100.0			97.7

	(a)	Location	Method 30/06/05	% ownership			% ownership		
				30/06/05	31/12/04	30/06/04	30/06/05	31/12/04	30/06/04
I.P.F.O.		France	Full	**100.0**	100.0	100.0	**97.8**	97.7	97.7
Icauna Finance		France	Equity			25.0			24.4
Icauna SARL		France	Equity			25.0			25.0
ICF Holdings		UK	Full	**100.0**	100.0	100.0	**97.8**	97.7	97.7
Idia Participations		France	Full	**100.0**	100.0	99.8	**100.0**	100.0	99.8
Immarex		France	Full			100.0			97.7
Indosuez Holding UK Ltd		UK	Full	**100.0**	100.0	100.0	**97.8**	97.7	97.7
L'Esprit Cantal		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0
Mescas		France	Full	**100.0**	100.0	100.0	**97.8**	97.7	97.7
Nord Est Agro Partenaires		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0
Nordic Consumer Finans		Denmark	Full	**100.0**	100.0	100.0	**100.0**	100.0	100.0
Participex		France	Equity	**38.3**	31.9		**18.1**	17.7	
Partran		Portugal	Equity	**33.3**	33.3	33.3	**33.3**	33.3	33.3
Prestimmo		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0
Rue Impériale		France	Equity			19.9			15.4
Safec		Suisse	Full	**100.0**	100.0	100.0	**97.8**	97.7	97.7
Sepi		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0
Socadif		France	Equity	**36.2**	36.2	36.2	**31.2**	31.2	31.2
Space Holding (Ireland) Limited		Ireland	Full	**100.0**	100.0	100.0	**100.0**	100.0	90.0
Space Lux		Luxembourg	Full	**100.0**	100.0	100.0	**100.0**	100.0	90.0
Transimmo		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0
Vauban Finance		France	Equity	**33.3**	33.3	33.3	**31.0**	31.1	31.1
Leasing companies									
Auxifip		France	Full	**100.0**	100.0	100.0	**100.0**	99.8	99.8
Cardinalimmo	In	France	Full	**49.6**			**48.5**		
Climauto		France	Full	**100.0**	100.0	100.0	**99.7**	99.5	99.7
Ergifrance		France	Full	**100.0**	100.0	100.0	**97.8**	97.7	97.7
Etica		France	Full	**100.0**	100.0	100.0	**100.0**	99.8	99.8
Etica Bail		France	Full	**100.0**	100.0	100.0	**100.0**	99.8	99.8
Europejski Fundusz Leasingowy (E.F.L.)		Poland	Full	**100.0**	99.8	99.8	**100.0**	99.8	99.8
Financière Immobilière Calyon		France	Full	**100.0**	100.0	100.0	**97.8**	97.7	97.7
Leicer		Spain	Full	**100.0**	100.0	100.0	**100.0**	99.8	99.8
Lixxbail		France	Full	**100.0**	100.0	100.0	**100.0**	99.8	99.8
Lixxcourtage		France	Full	**100.0**	100.0	100.0	**100.0**	99.8	99.8
Lixxcredit		France	Full	**99.9**	99.9	99.9	**99.9**	99.7	99.7
Lixxservices		France	Full	**100.0**	99.9	99.9	**99.9**	99.7	99.7
Locam		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0
NVA (Négoce Valorisation des actives)		France	Full	**99.9**	99.9	99.9	**99.9**	99.7	99.7
Réunibail		France	Full			52.0			51.8
Réuniroute		France	Full			97.5			51.9
Slibail Energie		France	Full	**100.0**	100.0	100.0	**100.0**	99.8	99.8
Slibail Immobilier		France	Full	**100.0**	100.0	100.0	**100.0**	99.8	99.8
Slibail Location Informatique (SLOI)		France	Full	**100.0**	100.0	100.0	**100.0**	99.8	99.8
Slibail Longue Durée (SLD)		France	Full	**100.0**	100.0	100.0	**100.0**	99.8	99.8
Slibail Murs		France	Full	**100.0**	100.0	100.0	**100.0**	99.8	99.8
Sofincar		France	Full	**100.0**	100.0	100.0	**99.5**	99.2	99.6
Sofinroute		France	Full	**100.0**	100.0	100.0	**99.5**	99.2	99.6

	(a)	Location	Method 30/06/05	% ownership			% ownership		
				30/06/05	31/12/04	30/06/04	30/06/05	31/12/04	30/06/04
Crédit Agricole Leasing		France	Full	**100.0**	99.8	99.8	**100.0**	99.8	99.8
Ucabail Immobilier		France	Full	**100.0**	100.0	100.0	**100.0**	99.8	99.8
Ucalease		France	Full	**100.0**	100.0	100.0	**99.7**	99.5	99.7
Unicomi		France	Full	**100.0**	100.0	100.0	**100.0**	99.8	99.8
Unifergie		France	Full	**100.0**	100.0	100.0	**100.0**	99.8	99.8
Unimat		France	Full	**100.0**	100.0	100.0	**100.0**	99.8	99.8
Tourist/Travel activities and property development									
Crédit Agricole Immobilier		France	Full	**100.0**	100.0	100.0	**100.0**	100.0	100.0
SIS (Société Immobilière de la Seine)		France	Full	**72.9**	72.9	72.9	**79.7**	79.7	79.7
Unimo		France	Full	**100.0**	100.0	100.0	**100.0**	100.0	100.0
Other									
ABF-AM SAS		France	Full	**100.0**	100.0		**98.1**	98.1	
Adret Gestion		France	Equity	**25.0**	25.0		**25.0**	25.0	
Alcor	In	Hong Kong	Full	**98.3**			**86.0**		
Alli Domes		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0
Alsace Elite		France	Equity	**25.0**	25.0		**23.7**	23.7	
AMT GIE		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0
Ca Investor Services Fund Adm.		France	Full	**86.8**	86.8	86.2	**85.3**	86.1	84.1
CA Participations		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0
CA Preferred Funding LLC		USA	Full	**100.0**	100.0	100.0	**6.5**	6.5	6.5
Caapimmo 1		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0
Caapimmo 2		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0
Caapimmo 3		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0
Caapimmo 4		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0
Caapimmo 5		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0
Caapimmo 6		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0
CAI Conseil Sa		Luxembourg	Full	**100.0**	100.0	100.0	**97.8**	97.7	97.7
CAI Derivatives Products PLC		Ireland	Full	**100.0**	100.0	100.0	**97.8**	97.7	97.7
CAI Preferred Funding		USA	Full	**100.0**	100.0	100.0	**99.2**	99.3	99.3
CAI Preferred Funding II		USA	Full	**100.0**	100.0	100.0	**99.1**	99.2	99.3
Calyon Asia Shipfinance Service Ltd		France	Full	**100.0**	100.0		**97.8**	97.7	
Cedicam		France	Full	**50.0**	50.0	50.0	**62.5**	62.5	62.5
Centre Est Alizée	Out[c]	France	Equity		25.1			25.1	
Centre France Location Immobilière		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0
Chauray		France	Proportional	**34.0**	34.0	34.0	**33.2**	33.2	33.2
Cisa Sa		France	Full	**100.0**	100.0	100.0	**97.8**	97.7	97.7
CA Brasil Private Management		Brazil	Full	**100.0**	100.0		**97.8**	98.1	
CLAM IMMOBILIER		France	Full	**100.0**	100.0		**98.1**	98.1	
CPR Compensation (CPRC)		France	Full	**100.0**	100.0	100.0	**100.0**	100.0	100.0
CPR Gestion (CPRG)		France	Full	**100.0**	100.0	100.0	**100.0**	100.0	100.0
CPR Holding (CPRH)		France	Full	**100.0**	100.0	100.0	**100.0**	100.0	100.0
CPR Investissement (INVT)		France	Full	**100.0**	100.0	100.0	**100.0**	100.0	100.0
CPRA (FIGE)		France	Full			100.0			99.9
CPRAAMI		France	Full	**100.0**	100.0	100.0	**97.8**	97.7	97.7
CPRB (ETNB)		France	Full			100.0			99.9
Creagrisere		France	Equity	**25.0**	25.0	25.0	**22.8**	22.8	22.8

	(a)	Location	Method 30/06/05	% ownership			% ownership		
				30/06/05	31/12/04	30/06/04	30/06/05	31/12/04	30/06/04
Crédit Agricole Alternative Invest. Products Serv. Inc		USA	Full	**100.0**	100.0	100.0	**98.1**	98.1	100.0
Crédit Lyonnais L B 01		France	Full	**100.0**	100.0		**100.0**	100.0	
Defitech		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0
Defitech Dauphicom		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0
Defitech Routage et Communication		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0
Equalt Convertible Arbitrage Fund		Ireland	Full	**100.0**	100.0	100.0	**96.5**	78.0	75.0
Equalt Core Macro Fund		Ireland	Full	**100.0**	100.0	100.0	**96.6**	80.2	78.4
Equalt Fixed Income Arbitrage Fund	Out[c]	Ireland	Full		100.0	100.0		75.0	37.0
Equalt Fixed Income Arbitrage X 2	Out[c]	Ireland	Full		100.0			86.6	
Equalt Statistical Arbitrage Fund		Ireland	Full	**100.0**	100.0	100.0	**96.4**	90.8	82.4
Equalt Systematic Futures Fund		Ireland	Full	**100.0**	100.0	100.0	**80.0**	57.8	57.4
Europimmo		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0
Fasnet Luxembourg		Luxembourg	Full	**45.0**	45.0	45.0	**44.3**	44.0	44.0
Finasic		France	Full	**100.0**	100.0	100.0	**98.1**	98.1	100.0
Fonds ICF IIa		Cayman Islands	Full	**100.0**	100.0		**97.8**	97.7	
Fonds ICF III		Cayman Islands	Full	**100.0**	100.0		**97.8**	97.7	
Force Alsace		France	Equity	**25.0**	25.0		**25.0**	25.0	
Force Lorraine Duo		France	Equity	**25.0**	25.0		**25.0**	25.0	
Force Midi		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0
Force Oise		France	Equity	**25.0**	25.0		**25.0**	25.0	
Force Toulouse Diversifié		France	Equity	**25.0**	25.0		**25.0**	25.0	
Gard Obligation FCP		France	Equity	**25.1**	25.0		**25.1**	25.0	
GEIE Argence Développement		France	Full	**100.0**	100.0	100.0	**100.0**	100.0	90.0
GEIE Argence Management		France	Full	**100.0**	100.0	100.0	**100.0**	100.0	90.0
Gestimocam		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0
GIE Silca	In	France	Full	**100.0**			**99.3**		
Glorious Smart Investments Co Ltd		Taiwan	Full			100.0			97.7
Ical		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0
Ideam		France	Full	**90.0**	80.0		**88.5**	78.6	
IIF BV (Indosuez International Finance B		Netherlands	Full	**100.0**	100.0	100.0	**97.8**	97.7	97.7
Indosuez Holding SCA II		Luxembourg	Full	**100.0**	100.0	100.0	**99.9**	97.7	100.0
Indosuez Management Luxembourg II		Luxembourg	Full	**100.0**	100.0	100.0	**97.8**	97.7	97.7
Inforsud FM		France	Equity	**25.0**	25.0	25.0	**23.3**	23.3	23.3
Inforsud Gestion		France	Equity	**25.0**	25.0	25.0	**22.1**	22.1	22.1
Korea 21st Century TR		Korea	Full	**100.0**	100.0	100.0	**97.8**	97.7	97.7
LSF Italian Finance Cpy SRL		Italy	Full	**60.0**	60.0		**58.7**	58.6	
Madison SA		France	Equity			25.0			25.0
Maine Anjou Obligations	Out[c]	France	Equity		25.0			25.0	
Mat Alli Domes		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0
Mezzasia	In	Hong Kong	Full	**100.0**			**82.4**		
Ozenne Institutionnel		France	Equity	**25.0**	25.0		**24.9**	24.9	
Parfin		France	Full	**99.9**	99.9	99.9	**99.9**	99.9	99.9
Partinvest		Luxembourg	Full			100.0			97.7
Patrimocam		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0
Patrimocam 2		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0

	(a)	Location	Method 30/06/05	% ownership			% ownership		
				30/06/05	31/12/04	30/06/04	30/06/05	31/12/04	30/06/04
Process Lorraine		France	Equity	**25.0**	25.0		**25.0**	25.0	
Progica		France	Equity	**34.0**	34.0	100.0	**34.0**	34.0	100.0
Réunifinance		France	Full	**100.0**	100.0	100.0	**99.5**	99.2	99.6
Rivoli Vineuse 1 SAS		France	Full	**100.0**	100.0		**98.1**	98.1	
Routage Express Service		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0
Saint Georges 2		France	Equity	**25.0**	25.0		**25.0**	25.0	
SARL Prospective Informatique		France	Equity	**25.0**	25.2	25.2	**25.0**	25.2	25.1
SCI Capimo		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0
SCI Capucines		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0
SCI du Vivarais		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0
SCI Groupe Sofinco		France	Full	**100.0**	100.0	100.0	**99.5**	99.2	99.6
SCI Hautes Faventines		France	Equity	**25.0**	25.0	25.0	**24.9**	24.9	24.9
SCI La Baume		France	Full	**100.0**	100.0	100.0	**100.0**	100.0	100.0
SCI Les Fauvins		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0
SCI Les Palmiers du Petit Pérou		France	Equity	**27.2**	27.2	27.2	**27.2**	27.2	27.2
SCI Max Hymans		France	Full	**100.0**	100.0	100.0	**100.0**	100.0	100.0
SCI Pasteur 3		France	Full	**100.0**	100.0	100.0	**100.0**	100.0	100.0
SCI Paysagère		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0
SCI Quentyvel		France	Full	**96.7**	96.7	96.7	**96.7**	96.7	96.7
SCI Raspail		France	Full	**100.0**	100.0	100.0	**100.0**	100.0	100.0
Scica HL		France	Equity	**25.0**	25.0	25.0	**24.7**	24.7	24.7
Scicam 13		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0
Segespar Informatique Technique Services		France	Full	**100.0**	100.0	100.0	**97.9**	98.0	96.5
Serves		USA	Full		100.0	100.0		97.7	97.7
SNC Doumer		France	Full	**99.9**	99.9	99.9	**97.7**	97.7	97.7
SNC Haussmann Anjou		France	Full	**100.0**	100.0	100.0	**97.8**	97.7	97.7
Soaring Eagle Investments Co Ltd		Taiwan	Full			100.0			97.7
Sofinco Participations		France	Full	**100.0**	100.0	100.0	**99.5**	99.2	99.6
Sofinrec		France	Full	**99.8**	99.8	99.8	**99.3**	99.0	99.4
Sparkway		France	Equity	**25.0**	25.0		**25.0**	25.0	
SPI SNC		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0
Sté Immobilière de Picardie		France	Equity	**25.0**	25.2	25.2	**25.0**	25.2	25.2
Sté Picarde de Développement		France	Equity	**25.0**	25.2	25.2	**25.0**	25.2	25.2
Systeia		France	Full	**73.5**	72.5		**72.1**	71.1	
Touraine Poitou Rendement		France	Equity	**25.0**	25.0		**25.0**	25.0	
UI Vavin 1		France	Full	**100.0**	100.0	100.0	**100.0**	100.0	100.0
Unibiens		France	Full	**100.0**	100.0	100.0	**100.0**	100.0	100.0
Uni-Édition		France	Full	**100.0**	100.0	100.0	**100.0**	100.0	100.0
Uniger		France	Full	**100.0**	100.0	100.0	**98.1**	98.1	100.0
Valris		France	Full	**100.0**	100.0	100.0	**99.5**	99.2	99.6

(a) Included in (In) or excluded from (Out) scope of consolidation.
(c) No longer consolidated as not material or closure.
(d) Merged with another consolidated entity.
(1) Entity previously consolidated under Crédit Lyonnais.

Financial assets at fair value through profit or loss

(in millions of euros)	30/06/2005	31/12/2004 (excl. 32&39 and IFRS 4)
Financial assets held for trading	330,343	
Financial assets designated as at fair value through profit or loss	19,153	
Fair value on balance sheet	**349,496**	

3.1 Financial assets held for trading

(in millions of euros)	30/06/2005	31/12/2004 (excl. 32&39 and IFRS 4)
Loans and advances to customers	205	
Securities received under repurchase agreements	130	
Delivered securities bought under repurchase agreements	75,969	
Securities held for trading	106,121	
- Treasury bills and similar items	41,976	
- Bonds and other fixed-income securities	34,527	
- Shares and other variable-income securities	29,618	
Derivative instruments	147,918	
Fair value on balance sheet	**330,343**	

3.2 Financial assets designated as at fair value through profit or loss

(in millions of euros)	30/06/2005	31/12/2004 (excl. 32&39 and IFRS 4)
Assets backing unit-linked business	17,108	
Securities held for trading	2,045	
- Treasury bills and similar items	155	
- Bonds and other fixed-income securities	445	
- Shares and other variable-income securities	1,445	
Fair value on balance sheet	**19,153**	

Available-for-sale financial assets

(in millions of euros)	30/06/2005	31/12/2004 (excl. 32&39 and IFRS 4)
Securities valued at fair value	**142,937**	
- Treasury bills and similar items	38,732	
- Bonds and other fixed-income securities	87,765	
- Shares and other variable-income securities[1]	16,440	
Total available-for-sale securities	**142,937**	
Total available-for-sale receivables	**1,688**	
Book value of available-for-sale financial assets[2]	**144,625**	

(1) O/w non-consolided investment followed.
(2) O/w continuing impairment on available-for-sale securities and receivables: 2,101 million euros recorded at 30 June 2005.

BREAKDOWN OF NON-CONSOLIDATED

(in millions of euros)	30/06/2005	
	Book value	Group ownership interest (%)
BFO	135	99.7
Crédit Logement (A shares)	234	16.5
Crédit Logement (B shares)	217	18.0
Emporiki Bank (Banque Commerciale de Grèce)	190	9.0
Fireca	53	51.0
Sefa	57	100.0
Other	1,940	
Book value of non-consolidated investments	**2,826**	

Due from banks

(in millions of euros)	30/06/2005	31/12/2004 (excl. 32&39 and IFRS 4)
Credit institutions		
Loans and advances	41,769	33,558
Securities received under repurchase agreements	704	694
Delivered securities bought under repurchase agreements	17,935	52,261
Subordinated loans	438	491
Securities not quoted in an active market	125	
Total gross value	**60,971**	**87,004**
Accrued interest	**803**	**459**
Provisions	**434**	**421**
Net value	**61,340**	**87,042**
Crédit Agricole internal transactions		
Current accounts	3,979	3,703
Time deposits and advances	175,999	166,460
Subordinated loans	222	207
Total gross value	**180,200**	**170,370**
Accrued interest	**280**	**225**
Provisions	**75**	**75**
Net value	**180,405**	**170,520**
Net book value	**241,745**	**257,562**

Loans and advances to customers

(in millions of euros)	30/06/2005	31/12/2004 (excl. 32&39 and IFRS 4)
Loans and advances to customers		
Bills discounted	8,432	7,870
Other loans	139,090	130,689
Securities received under repurchase agreements	4,042	8,212
Subordinated loans	321	
Securities not quoted in an active market	2,910	
Assets connected with direct insurance business	954	
Assets connected with reinsurance business	33	
Short-term advances	354	
Debit balances on customer current accounts	11,057	9,877
Total gross value	**167,193**	**156,648**
Accrued interest	**1,358**	**1,254**
Provisions	**7,033**	**5,301**
Net book value	**161,518**	**152,601**
Lease finance		
Property lease finance	5,482	5,465
Equipment leases, rental contracts with purchase option and similar transactions	7,946	7,843
Total gross value	**13,428**	**13,308**
Accrued interest	**218**	**259**
Provisions	**496**	**417**
Net book value	**13,150**	**13,150**
Total	**174,668**	**165,751**

Due from banks and loans and advances to customers: geographical analysis[1]

(in millions of euros)	30/06/2005						31/12/2004 (excl. 32&39 and IFRS 4)					
	Non-doubtful debts	Doubtful debts	Provision for doubtful debts	Bad debts	Provision for bad debts	Total	Non-doubtful debts	Doubtful debts	Provision for doubtful debts	Bad debts	Provision for bad debts	Total
France (including overseas departments and territories)	135,164	2,851	1,813	2,549	2,121	136,630	126,481	1,861	1,022	2,212	1,666	127,866
Other European Union countries	47,131	421	255	585	346	47,536	56,266	658	302	585	446	56,761
Rest of Europe	9,282	239	175	104	55	9,395	9,618	108	58	158	128	9,698
North America	12,676	247	53	414	231	13,053	10,038	274	67	499	247	10,497
Central and South America	7,052	211	188	49	21	7,103	6,363	270	181	71	25	6,498
Africa and Middle-East	8,876	177	127	386	326	8,986	8,375	119	83	369	303	8,477
Asia and Pacific (excluding Japan)	8,270	79	29	120	84	8,356	7,395	149	41	139	104	7,538
Japan	4,580	4	1	14		4,597	3,533	19		15		3,567
Other, aggregate[2]	106	5	21			90	20,255	750	593	380	295	20,497
Total gross value	**233,137**	**4,234**	**2,662**	**4,221**	**3,184**	**235,746**	**248,324**	**4,208**	**2,347**	**4,428**	**3,214**	**251,399**
Accrued interest						**2,379**						**1,971**
Provisions for accrued interest						**(568)**						**(577)**
Collective provisions						**(1,549)**						
Book value						**236,008**						**252,793**

(1) Without reallocation where guarantees or credit insurance give rise to a geographical shift of risk.
(2) At 31/12/2004 (excluding IAS 32 & 39 and IFRS 4), all lease financing and factoring debts were recorded under this heading, including 18,189 million euros in non-doubtful debts, 642 million euros in doubtful debts, 12 million euros in bad debts, 535 million euros in provisions for doubtful debts and 1million euros in provisions for bad debts.

Due from banks and loans and advances to customers: analysis by customer type

(in millions of euros)	30/06/2005						31/12/2004 (excl. 32&39 and IFRS 4)					
	Non-doubtful debts	Doubtful debts	Provision for doubtful debts	Bad debts	Provision for bad debts	Total	Non-doubtful debts	Doubtful debts	Provision for doubtful debts	Bad debts	Provision for bad debts	Total
Central government, government agencies and local authorities	6,047	11	10	17	14	6,051	6,651	34	10	42	37	6,680
Financial institutions	80,215	414	371	36	36	80,258	104,310	339	279	31	31	104,370
Individuals and small businesses	70,568	1,782	1,008	2,723	2,215	71,850	59,715	1,293	611	1,915	1,303	61,009
Companies (including insurance companies) and other customers	76,221	2,022	1,249	1,445	919	77,520	58,524	1,945	1,036	2,425	1,911	59,947
Other, aggregate[2]	86	5	24			67	20,512	814	624	381	296	20,787
Total gross value	**233,137**	**4,234**	**2,662**	**4,221**	**3,184**	**235,746**	**249,712**	**4,425**	**2,560**	**4,794**	**3,578**	**252,793**
Accrued interest[1]						**2,379**						
Provisions for accrued interest[1]						**(568)**						
Collective provisions						**(1,549)**						
Book value						**236,008**						**252,793**

(1) At 31/12/2004, accrued interest and provisions for accrued interest were broken down by customer type.
(2) At 31/12/2004, excluding 32&39 and IFRS 4, all lease financing and factoring debts were recorded under this heading, including 18,189 million euros in non-doubtful debts, 642 million euros in doubtful debts, 12 million euros in bad debts, 535 million euros in provisions for doubtful debts and 1million euros in provisions for bad debts.

Securities portfolio

(in millions of euros)	31/12/2004 (excl. 32&39 and IFRS 4)					
	Bonds and other fixed-income securities	Treasury bills and similar items	Shares and other variable-income securities	Participating interests and investments in associates	Other long-term investments	Total
Net book value	**48,489**	**48,474**	**39,126**	**2,407**	**195**	**138,691**

Participating interests and investments in associates accounted for at equity

Investments with a book value of over 50 million euros:

	30/06/2005		31/12/2004 (excl. 32&39 and IFRS 4)	
(in millions of euros)	Equity-accounted value	Income	Equity-accounted value	Income
Financial-sector companies:	**14,040**	**740**	**13,505**	**1,146**
Al Bank Al Saudi Al Fransi	407	51	337	70
B.E.S.	432	34	388	34
Regional Banks and subsidiaries	9,542	447	8,983	729
Banca Intesa SpA	3,393	192	3,605	303
Tranquilidade - Tranquilidade Vida[1]	91	10	74	12
Other	175	6	118	(2)
Non-financial companies:	**490**	**(2)**	**421**	**12**
Partran	(104)	0	(126)	(1)
Eurazeo	523	(5)	473	5
Other	71	3	74	8
Net book value	**14,530**	**738**	**13,926**	**1,158**

(1) As Tranquilidade Vida is life insurance companie, it has been reclassified as financial-sector companies.

Property, plant and equipment and intangibles (excluding goodwill)

(in millions of euros)	31/12/2004 (excl. 32&39 and IFRS 4)	01/01/2005	Changes in scope of consolidation	Increases (acquisitions, business combinations)	Decreases (redemptions and disposals)	Translation adjustments	Other movements	Balance at 30/06/2005
Property, plant and equipment								
Gross value	4,826	4,352	49	188	(286)	28	48	4,379
Accrued interest[1]	9	9					(9)	0
Depreciation and provisions	(2,283)	(2,034)	(14)	(157)	155	(19)	(7)	(2,076)
Net book value	**2,552**	**2,327**	**35**	**31**	**(131)**	**9**	**32**	**2,303**
Intangible assets								
Gross value	1,336	1,247	25	114	(153)	6	4	1,243
Amortisation and provisions	(813)	(784)	4	(74)	69	(4)	19	(770)
Net book value	**523**	**463**	**29**	**40**	**(84)**	**2**	**23**	**473**

(1) Accrued rents on assets let to third parties.

Goodwill

(in millions of euros)	31/12/2004 (excl. 32&39 and IFRS 4)	01/01/2005	Increases (Acquisitions)	Diminutions (Cessions)	Impairment losses over the period	Translation adjustment	Other movements	30/06/2005
Gross value								
Calyon (Suisse) SA	497	497						497
E.F.L.	196	196						196
Lukas	265	265						265
Sofinco	436	436						436
Finaref Group	2,121	2,121						2,121
Crédit Lyonnais Group	5,217	5,217	17				(10)	5,224
Calyon Group	1,785	1,785						1,785
Predica Group	483	483						483
Segespar Group	1,898	1,898	2					1,900
Crédit Agricole Leasing Group	160	160						160
Accumulated impairment losses								
E.F.L.	(24)	(24)						(24)
Net value (breakdown)	**13,034**	**13,034**	**19**	**0**	**0**	**0**	**(10)**	**13,043**
Other entities	310	310	3				6	319
Accumulated impairment losses (other entities)	(21)	(21)						(21)
Net value - other entities	**289**	**289**	**3**	**0**	**0**	**0**	**6**	**298**
Net book value	**13,323**	**13,323**	**22**	**0**	**0**	**0**	**(4)**	**13,341**

Provisions deducted from assets

(in millions of euros)	31/12/2004 (excl. 32&39 and IFRS 4)	01/01/2005	Changes in scope of consolidation	Charges	Write-backs	Amount used	Translation adjustments	Other movements	30/06/2005
Interbank loans	496	492		29	(66)		22	32	509
Customer loans	5,301	7,046	102	726	(991)		200	(50)	7,033
- of which: collective provisions		1,396	(3)	21	(7)		76	66	1,549
Lease finance	417	461	(2)	85	(56)			8	496
Other assets[1]	1,785	113		4	(9)		2	4	114
Total	**7,999**	**8,112**	**100**	**844**	**(1,122)**	**0**	**224**	**(6)**	**8,152**

(1) Including 798 million euros in provisions for securities portfolios (available-for-sale, portfolio and held-to-maturity securities) and 834 million euros in provisions for participating interests and other long-term investments at 31/12/2004 (excluding 32&39 and IFRS 4).

Financial liabilities at fair value through profit and loss classified as held for trading

(in millions of euros)	30/06/2005	31/12/2004 (Excl. 32-39 and IFRS 4)
Financial liabilities held for trading	**287,678**	
- Securities	59,429	
- Derivatives	146,414	
- Other liabilities	81,835	
Fair value on balance sheet	**287,678**	

Due to banks

(in millions of euros)	30/06/2005	31/12/2004 (Excl. 32-39 and IFRS 4)
Banks		
Loans and advances	70,114	60,442
Securities sold under repurchase agreements	7,170	6,362
Securities held under repurchase agreements	8,183	60,615
Total gross value	**85,467**	**127,419**
Accrued interest	**864**	**764**
Value on balance sheet	**86,331**	**128,183**
Crédit Agricole internal transactions		
Current accounts in credit	3,925	4,902
Time loans and advances	9,565	9,197
Total gross value	**13,490**	**14,099**
Accrued interest	**168**	**187**
Book value	**13,658**	**14,286**
Book value of amounts due to banks	**99,989**	**142,469**

Customer accounts

(in millions of euros)	30/06/2005	31/12/2004 (Excl. 32-39 and IFRS 4)
Current accounts in credit	49,764	47,614
Special savings accounts	194,316	188,519
Other debts to customers	53,889	53,028
Securities sold under repurchase agreements	6,222	14,465
Liabilities connected with direct insurance business	211	
Liabilities connected with reinsurance business	531	
Cash deposits received from cedants and retrocessionnaires against technical insurance commitments	18	
Total gross value	**304,951**	**303,626**
Accrued interest	**3,505**	**1,566**
Book value	**308,456**	**305,192**

16.1 Customer accounts: geographical analysis

(in millions of euros)	30/06/2005	31/12/2004 (Excl. 32-39 and IFRS 4)
France (including overseas departments and territories)	248,591	256,879
Rest of European Union countries	19,711	16,837
Rest of Europe	6,867	4,284
North America	4,879	5,678
Central and South America	3,122	3,817
Africa and Middle East	9,237	8,841
Asia and Pacific (excluding Japan)	5,979	4,590
Japan	6,448	2,321
Other, aggregate	117	379
Total gross value	**304,951**	**303,626**
Accrued interest	**3,505**	**1,566**
Book value	**308,456**	**305,192**

16.2 Customer accounts: analysis by customer type

(in millions of euros)	30/06/2005	31/12/2004 (Excl. 32-39 and IFRS 4)
Central government, government agencies and local authorities	7,543	3,869
Financial institutions	23,987	35,273
Individuals and small business customers	239,025	227,352
Corporates (including insurance companies) and other customers	33,637	37,132
Other, aggregate	759	0
Total gross value	**304,951**	**303,626**
Accrued interest	**3,505**	**1,566**
Book value	**308,456**	**305,192**

Debt securities in issue and subordinated debt

(in millions of euros)	30/06/2005	31/12/2004 (Excl. 32-39 and IFRS 4)
Debt securities in issue		
Interest-bearing notes	282	178
Money-market instruments	1,405	1,776
Negotiable debt securities:		
- Issued in France	34,886	36,238
- Issued in other countries	38,938	39,529
Bonds	3,345	21,989
Other debt securities in issue	2,084	108
Total gross amount	**80,940**	**99,818**
Accrued interest	**1,681**	**1,214**
Total	**82,621**	**101,032**
Subordinated debt		
Fixed-term subordinated debt	11,978	10,999
Perpetual subordinated debt	7,938	6,889
Mutual security deposits	45	
Participating securities and loans		237
Total gross amount	**19,961**	**18,125**
Accrued interest	**242**	**345**
Total	**20,203**	**18,470**
Value on balance sheet	**102,824**	**119,502**

General reserves for risks and expenses

(in millions of euros)	30/06/2005	31/12/2004 (Excl. 32-39 and IFRS 4)
Financing commitment execution risks	340	374
Operational risks	65	54
Employee, retirement and similar benefits	655	605
Litigation	633	543
Negative net assets of unconsolidated interests	126	117
Restructuring	32	52
Synergy-related costs (see note 27)	452	600
Home purchase savings plans	837	787
Other	952	2,463
Book value	**4,092**	**5,595**

Interest income and expense

(in millions of euros)	30/06/2005	30/06/2004 Excl. 32&39 and IFRS 4	31/12/2004 Excl. 32&39 and IFRS 4
Loans and advances to banks	1,440	2,061	5,217
Crédit Agricole internal transactions	2,968	2,835	5,729
Loans and advances to customers	4,234	4,243	9,199
Accrued interest receivable on available-for-sale financial assets	2,275		
Accrued interest receivable on held-to-maturity financial assets	786		
Accrued interest receivable on hedging instruments	4,981		
Bonds and other fixed-income securities		1,283	2,063
Lease finance	778	718	1,648
Other interest and similar income	165	30	128
Interest receivable	**17,627**	**11,170**	**23,984**
Deposits by banks	(2,284)	(2,538)	(7,368)
Crédit Agricole internal transactions	(707)	(400)	(809)
Customer accounts	(3,679)	(4,223)	(8,157)
Held-to-maturity financial assets	(26)		
Available-for-sale financial assets	(357)		
Bonds and other fixed-income securities		(1,587)	(3,326)
Debt securities in issue	(2,102)		
Subordinated debt	(481)		
Accrued interest payable on hedging instruments	(4,655)		
Lease finance	(428)	(376)	(967)
Other interest and similar income		(225)	(404)
Interest payable	**(14,719)**	**(9,349)**	**(21,031)**

Net gains or losses on financial instruments at fair value through profit or loss

(in millions of euros)	30/06/2005
Dividends received	17
Unrealised or realised gains or losses on financial assets/liabilities at fair value through profit or loss	3,320
Profit or loss on currency transactions and similar financial instruments	309
Ineffective component of fair value hedges	14
Ineffective component of cash flow hedges	1
Net gains or losses on financial instruments at fair value through profit or loss	**3,661**

Net gains or losses on available-for-sale financial assets

(in millions of euros)	30/06/2005
Dividends received	386
Gains or losses on disposal of available-for-sale financial assets	244
Losses on lastingly impaired securities (variable-income securities)	(17)
Gains or losses on disposal of held-to-maturity financial assets	5
Net gains or losses on available-for-sale financial assets	**618**

Net commission and fee income

	30/06/2005			30/06/2004 Excl. 32&39 and IFRS 4			31/12/2004 Excl. 32&39 and IFRS 4		
(in millions of euros)	Income	Expenses	Net	Income	Expenses	Net	Income	Expenses	Net
Interbank transactions	137	(81)	56	80	(57)	23	167	(91)	76
Crédit Agricole internal transactions	59	(309)	(250)	51	(279)	(228)	108	(555)	(447)
Customer accounts	814	(138)	676	818	(236)	582	1,535	(313)	1,222
Securities transactions	251	(105)	146	150	(113)	37	540	(168)	372
Foreign exchange transactions	10	(6)	4	10	(3)	7	25	(24)	1
Financial future and forward instruments and options and other off-balance sheet transactions	323	(63)	260	84	(18)	66	120	(78)	42
Banking and financial services:				1,852	(1,063)	789	3,533	(2,309)	1,224
- Net revenue from mutual fund management	904	(87)	817	N/A	N/A	N/A	N/A	N/A	N/A
- Net revenue from payment systems	284	(177)	107	N/A	N/A	N/A	N/A	N/A	N/A
- Other	600	(777)	(177)	N/A	N/A	N/A	N/A	N/A	N/A
Net commission and fee income	**3,382**	**(1,743)**	**1,639**	**3,045**	**(1,769)**	**1,276**	**6,028**	**(3,538)**	**2,490**

Net income and expenses related to other activities

(in millions of euros)	30/06/2005	30/06/2004 (Excl. 32&39 and IFRS 4)	31/12/2004 (Excl. 32&39 and IFRS 4)
Gains or losses on fixed assets not used in operations	45	(7)	17
Policyholders' with-profits entitlement[1]	(2,448)		
Other net income from insurance activities	4,766		
Change in insurance technical reserves	(4,862)		
Other net income (expenses)	367	(6)	(16)
Net change in provisions	**(2,132)**	**(13)**	**1**

(1) Financial income from these policies is recognised according to the type of security in net banking income (available-for-sale securities, securities at fair value, etc.).

Risk-related costs

(in millions of euros)	30/06/2005	30/06/2004 (Excl. 32&39 and IFRS 4)	31/12/2004 (Excl. 32&39 and IFRS 4)
Charge to provisions	**(1,106)**	**(968)**	**(2,286)**
Provisions for impairment of loans	(723)	(709)	(1,732)
Provisions for impairment of held-to-maturity securities (excluding interest-rate risk)	(2)		
Reserves for liabilities and charges	(381)	(259)	(554)
Write-backs of provisions	**813**	**689**	**1,843**
Provisions for impairment of loans	632	469	1,121
Provisions for impairment of held-to-maturity securities (excluding interest-rate risk)	18		
Reserves for liabilities and charges	163	220	722
Net change in provisions	**(293)**	**(279)**	**(443)**
Bad debts written off - not provided for	(59)	(47)	(127)
Recoveries on bad debts written off	87	57	112
Other losses	4		(7)
Risk-related costs	**(261)**	**(269)**	**(465)**

Gains or losses on other assets

(in millions of euros)	30/06/2005	30/06/2004 (Excl. 32&39 and IFRS 4)	31/12/2004 (Excl. 32&39 and IFRS 4)
Property, plant and equipment and intangible assets used in operations	**13**	**6**	**17**
Gains on disposal	24	9	27
Losses on disposal	(11)	(3)	(10)
Consolidated equity investments	**8**	**47**	**70**
Gains on disposal	8	47	70
Losses on disposal			
Gains or losses on other assets	**21**	**53**	**87**

Integration-related costs

(in millions of euros)	30/06/2005			30/06/2004 (Excl. 32&39 and IFRS 4)	31/12/2004 (Excl. 32&39 and IFRS 4)
	Costs provided for net of provisions	Costs not provided for booked during the year	Total cost	Total cost	Total cost
Costs charged to income excluding losses covered by provisions[1]	**30**	**114**	**144**	**171**	**551**
Of which:					
- Synergy-related costs	30	114	144	166	528
- Other integration-related costs			0	5	23
Synergy-related costs charged to shareholders' equity (identifiable liabilities)					
Total synergy-related costs	**30**	**114**	**144**	**166**	**528**
Of which:					
- Personnel costs	22	16	38	86	234
- IT costs	(2)	41	39	9	92
- Property-related costs	14	25	39	6	87
- Other costs	(4)	32	28	65	115

(1) In addition, €149 million in provisions for synergy-related costs was used in the first half of 2005.

Integration has led to cost savings or «synergies», by combining business operations, spreading investment costs, pooling resources, sharing fixed costs, etc. To achieve these objectives, specific action has been taken, the nature and cost of which is presented above. Other integration-related costs include costs incurred by the merger which are not directly synergy-generating.

Tax

28.1 Deferred tax charges

(in millions of euros)	30/06/2005	30/06/2004 (Excl. 32&39 and IFRS 4)	31/12/2004 (Excl. 32&39 and IFRS 4)
Current tax charge	(419)	(273)	(678)
Deferred tax charge	(122)	(273)	(144)
Tax charge for the period	**(541)**	**(546)**	**(822)**

28.2 Reconciliation of theoretical tax rate and effective tax rate

	Basis	Tax rate	Tax
Profit before tax, goodwill charges and share in income of equity affiliates	1,844	34.93%	(644)
Impact of permanent timing differences		6.24%	(115)
Impact of different tax rates on foreign subsidiaries		(5.42%)	100
Impact of losses for the year, utilisation of tax loss carryforwards and timing differences		(1.95%)	36
Impact of tax rate on long-term capital gains		0.22%	(4)
Impact of other items		(4.66%)	86
Effective tax rate and tax charge		**29.34%**	**(541)**

Analysis of income by business line at 30 June 2005[1]

(in millions of euros)	French retail banking	Specialised financial services	Asset management, insurance and private banking	Corporate and investment banking	International retail banking	Proprietary asset management & other activities	Total
Net banking income	**1,737**	**1,196**	**1,529**	**2,152**	**152**	**(72)**	**6,694**
Operating expenses	(1,240)	(632)	(688)	(1,363)	(129)	(411)	**(4,463)**
Gross operating income	**497**	**564**	**841**	**789**	**23**	**(483)**	**2,231**
Risk-related costs	(72)	(183)	4	24	(13)	(21)	**(261)**
Operating income	**425**	**381**	**845**	**813**	**10**	**(504)**	**1,970**
Share in net income of equity affiliates	444	2	13	52	230	(3)	**738**
Net income from other assets				3		18	**21**
Integration-related costs		(18)	(30)	(40)		(56)	**(144)**
Change in value of goodwill			(2)				**(2)**
Pre-tax income	**869**	**365**	**826**	**828**	**240**	**(545)**	**2,583**
Corporate income tax	(198)	(123)	(262)	(192)		234	**(541)**
Net income	**671**	**242**	**564**	**636**	**240**	**(311)**	**2,042**
Minority interests	6	13	6	34	11	107	**177**
Group share	**665**	**229**	**558**	**602**	**229**	**(418)**	**1,865**

(1) The above analysis was derived in part from management information systems.

Insurance activities

30.1 Analysis of insurance companies' investments

(in millions of euros)	30/06/2005			31/12/2004 (Excl. 32&39 and IFRS 4)		
	Gross value	Net value	Realisable value	Gross value	Net value	Realisable value
1. Property investments (incl. assets in progress)	4,050	4,029	4,031	3,523	3,508	4,034
2. Equities and other variable-income securities other than mutual funds	6,887	6,744	6,771	4,310	4,214	4,733
3. Mutual funds other than those in category 4 (below)	13,630	13,562	13,635	13,234	13,234	13,585
4. Mutual funds invested exclusively in fixed-income securities	11,120	11,119	11,113	8,774	8,774	9,934
5. Bonds and other fixed-income securities	102,437	103,117	104,130	92,754	93,493	101,292
6. Mortgage loans	4	4	4	4	4	4
7. Other loans and similar items	292	292	292	353	353	353
8. Deposits with ceding companies	402	446	484	264	311	354
9. Other deposits, cash collateral deposits and other investments	44	51	44	141	141	156
10. Assets backing unit-linked business	17,108	17,108	17,108	15,593	15,593	15,593
Total	**155,974**	**156,472**	**157,612**	**138,950**	**139,625**	**150,038**
Consolidation adjustments		**(1,169)**			**(1,737)**	
Reinsurers' share in technical reserves					671	
Net value		**155,303**			**138,559**	

30.2 Analysis of insurance companies' technical reserves

(in millions of euros)	30/06/2005			31/12/2004 Excl. 32&39 and IFRS 4		
	Life	Non-life	Total	Life	Non-life	Total
Unearned premiums reserve	16	501	517	9	392	401
Life reserve	120,967		120,967	114,695		114,695
Claims reserve	1,665	887	2,552	1,155	859	2,014
With-profits reserve	12,988	23	13,011	3,134	48	3,182
Equalisation reserves					8	8
Other technical reserves	484	6	490	395	460	855
Total excluding unit-linked technical reserves	**136,120**	**1,417**	**137,537**	**119,388**	**1,767**	**121,155**
Unit-linked technical reserves	15,644		15,644	14,425		14,425
Total technical reserves	**151,764**	**1,417**	**153,181**	**133,813**	**1,767**	**135,580**
Reinsurers' share in technical reserves	(655)	(201)	(856)	(506)	(165)	(671)
Net technical reserves	**151,109**	**1,216**	**152,325**	**133,307**	**1,602**	**134,909**

Transition of income statement from French GAAP to IFRS (Excl. IAS 32&39 and IFRS 4) at 30 June 2004

31.1 Transition of income statement from French GAAP to IFRS (Excl. IAS 32&39 and IFRS 4)

(in millions of euros)	French GAAP 30/06/2004	IFRS reclassifications	Impact on income	IFRS 30/06/2004 (excluding IAS 32&39 and IFRS 4)
Net banking income	**6,298**	**(6)**	**30**	**6,322**
General operating expenses	(4,083)	5	(3)	(4,081)
Charges to/Write-backs of depreciation, amortisation and provisions on fixed assets used in operations	(258)		6	(252)
Gross operating income	**1,957**	**(1)**	**33**	**1,989**
Risk-related costs	(324)	55	0	(269)
Operating income	**1,633**	**54**	**33**	**1,720**
Share in income of equity affiliates	536		49	585
Gains or losses on other assets	44		9	53
Integration-related costs	(171)		0	(171)
Exceptional items	(1)	1	0	
Change in value of goodwill	(347)		338	(9)
Reversals from Fund for General Banking Risks	55	(55)	0	
Pre-tax income	**1,749**	**0**	**429**	**2,178**
Corporate income tax	(517)		(29)	(546)
Net income for the period	**1,232**	**0**	**400**	**1,632**
Minority interests	157		0	157
Net income - Group share	**1,075**	**0**	**400**	**1,475**

31.2 Detail of IFRS impact by type at 30 June 2004 (Excl. IAS 32&39 and IFRS 4)

(in millions of euros)	Impact before tax - Group share
Net income - Group share under French GAAP at 30 June 2004	**1,075**
Positive and negative goodwill	338
Treasury shares	(5)
Other	18
Share of IAS/IFRS impact of equity associates	49
IFRS impact (excl. IAS 32&39 and IFRS 4)	**400**
Net income - Group share under IFRS at 30 June 2004 (excl. IAS 32&39 and IFRS 4)	**1,475**

Investments, disposals and financing transactions

As a supplement to the financial statements for credit institutions as defined by CRB Regulation 91.03, in this Note, the Crédit Agricole S.A. Group presents and comments on cash flows associated with its largest capital transactions (other than ordinary transactions and currency transactions) during the first half of 2005 and the full year 2004. These items reflect implementation of the Group's financial management policy, which is described in the notes to the management report.

	H1 2005	FY 2004
Financial assets and equity investments:		
Acquisition of shares in subsidiaries:	€384 million	€606 million

During the first half of 2005, the Crédit Agricole S.A. Group's main acquisitions included the remaining 10% interest in Finaref SA and Finaref AB, under the terms of an agreement signed on 31 December 2004, with an effective payment date of 27 January 2005.

During 2004, acquisitions made by the Crédit Agricole S.A. Group mainly included an additional 14.5% stake in Finaref SA and Finaref AB and the acquisition of 49.1% of Eurofactor from Euler.

	H1 2005	FY 2004
Disposal of shares in subsidiaries:	None	€766 million

During 2004, disposals primarily included disposals of shares in Financère Laperouse, Banque Libano-Française SAL and LACIM.

	H1 2005	FY 2004
Acquisitions of investments in equity affiliates:	€56 million	None

During the first half of 2005, the Crédit Agricole S.A. Group, via Pacifica, increased its equity interest in the AGF Group's Assurances Fédérales IARD subsidiary to 40%.

	H1 2005	FY 2004
Disposals of investments in equity affiliates:	None	None
Property, plant and equipment and intangible assets:		
Acquisitions of property, plant and equipment:	€302 million	€635 million

The Crédit Agricole S.A. Group did not complete any material transactions during the first half of 2005 or during FY 2004.

	H1 2005	FY 2004
Disposals of property, plant and equipment:	€228 million	€306 million

The Crédit Agricole S.A. Group did not complete any material transactions during the first half of 2005 or during FY 2004.

	H1 2005	FY 2004
Capital market transactions:		
Issues of capital market instruments:	None	None
Disposals or redemptions of capital market instruments:	None	None
Dividend payments:	€805 million	€1,419 million

Dividend payments include 521 million euros paid in the first half of 2005 and 1,234 million euros paid in 2004 by Crédit Agricole S.A. to its shareholders. The amount paid during 2004 includes 433 million euros for interim dividends for 2004. This amount also includes 284 million euros paid in the first half of 2005 and 185 million euros paid in 2004 to minority shareholders for preferred shares.

	H1 2005	FY 2004
Long-term financing:		
Issues of subordinated notes:	€1,597 million	€846 million

During the first half of 2005, Crédit Agricole S.A. issued 531 million euros in subordinated notes maturing in 2017 (February 2005), 466 million euros in perpetual subordinated notes (June 2005) and 600 million euros in deeply subordinated notes (February 2005).

During 2004, Crédit Agricole S.A. floated two term subordinated notes issues in December, one for 450 million euros maturing in 2006, the other for 396 million euros maturing in 2016.

	H1 2005	FY 2004
Redemptions of subordinated notes:	€354 million	€1,157 million

The Group redeemed 354 million euros in subordinated notes during the first half of 2005 and 1,157 million euros during 2004.

Report on the partial audit of the consolidated interim accounts

(Article L. 232-7 of the Code de commerce and Article 297-1 of the Decree of 23 March 1967)

Six months from 1 January to 30 June 2005

To the Shareholders,

In our capacity as Statutory Auditors and in compliance with Article L. 232-7 of the Code de commerce:

we conducted a partial audit of the consolidated statement of operations and income, presented in the form of consolidated interim accounts for the Crédit Agricole S.A. Group, for the six months from 1 January to 30 June 2005;

we reviewed the information provided in the management report for the first half.

These consolidated interim accounts are the responsibility of your Board of Directors. Our responsibility is to express an opinion on these accounts on the basis of our limited audit.

In view of the conversion to International Financial Reporting Standards adopted by the European Union in respect of preparation of the consolidated financial statements for the full year 2005, for the first time, the consolidated interim accounts have been prepared by applying the recognition and measurement principles set out in International Financial Reporting Standards as adopted by the European Union, in the form of interim accounts as defined by the General Regulations issued by the AMF. For purposes of comparison, they include data for the full year 2004 and the first half of 2004 that have been restated in accordance with those rules, with the exception of IAS 32, IAS 39 and IFRS 4, which have been applied since 1 January 2005, in accordance with the election allowed by IFRS 1.

We conducted our audit in accordance with French auditing standards. Those standards require that we plan and perform the partial audit so as to obtain a degree of assurance, which is not as high as that obtained through a full audit, that the consolidated interim accounts are free of material misstatements. An audit of this type does not include performing all the examinations required for a full audit, but is confined to conducting the analyses and obtaining the information we deemed to be necessary from the management and the appropriate persons.

Based on our partial audit, we have identified no material misstatements that call into question the fairness and accuracy of the consolidated interim accounts, which were prepared in accordance with the presentation and disclosure rules applicable to interim accounts as defined by the General Regulations issued by the AMF and in accordance with the recognition and measurement principles set out in the International Financial Reporting Standards adopted by the European Union and described in the accompanying Notes.

Without qualifying the opinion expressed above, we draw your attention to the following:

- the introductory note to the financial statements, which describes the principles applied to the presentation of the consolidated interim accounts; these accounts do not include all information required under IFRS as adopted by the European Union and that would be necessary to provide, in accordance with these standards, a fair view of the assets, liabilities, financial position and results of the companies included in the consolidated entity;
- the introductory note to the financial statements, which describes the reasons why the comparative information that will be presented in the consolidated financial statements for the year ending 31 December 2005 and in the consolidated financial statements for the six months ended 30 June 2006 may differ from that presented in the accounts accompanying this report;
- the introductory note to the financial statements, which describes the option allowed under IFRS 1 and that the Crédit Agricole S.A. Group has elected for, whereby comparative information on financial instruments does not have to be restated in accordance with IAS 32, IAS 39 and IFRS 4, which have been applied since 1 January 2005.

In accordance with French auditing standards, we have also reviewed the information contained in the report on the consolidated interim accounts on which we conducted our partial audit.

We have no matters to report with respect to the fairness of such information and its consistency with the consolidated interim accounts.

Neuilly-sur-Seine, 15 September 2005

The Auditors

PRICEWATERHOUSECOOPERS AUDIT	BARBIER FRINAULT & AUTRES ERNST & YOUNG
Gérard Hautefeuille	Valérie Meeus

CONSOLIDATED FINANCIAL INFORMATIONS TO 30 JUNE 2005 WITH COMPARATIVE FIGURES UNDER COMPARABLE STANDARDS

(Comparison data have not been reviewed by the auditors)

CONSOLIDATED INCOME STATEMENTS

at 30 June 2005, 30 June 2004 and 31 December 2004

(in millions of euros)	Notes	30/06/2005	30/06/2004 (Incl. IAS 32&39 and IFRS 4)	31/12/2004 (Incl. IAS 32&39 and IFRS 4)
Interest receivable and similar income	20	17,627	16,153	33,973
Interest payable and similar expense	20	(14,719)	(12,113)	(26,500)
Net commission and fee income	23	1,639	1,456	2,865
Net gains (losses) on financial instruments at fair value through profit or loss	21	3,661	1,563	4,152
Net gains (losses) on available-for-sale financial assets	22	618	685	1,449
Net income (expenses) related to other activities	24	(2,132)	(1,470)	(3,832)
Net banking income		**6,694**	**6,274**	**12,107**
General operating expenses		(4,242)	(4,017)	(8,068)
Depreciation, amortisation and charges to provisions for impairment of tangible and intangible fixed assets		(221)	(256)	(511)
Gross operating income		**2,231**	**2,001**	**3,528**
Risk-related costs	25	(261)	(309)	(575)
Operating income		**1,970**	**1,692**	**2,953**
Share of net income of equity affiliates	10	738	580	1,169
Net gains (losses) on other assets	26	21	(19)	37
Integration-related costs	27	(144)	(164)	(552)
Change in value of goodwill		(2)	(10)	(55)
Pre-tax income		**2,583**	**2,079**	**3,552**
Corporate income tax	28	(541)	(502)	(754)
Net income		**2,042**	**1,577**	**2,798**
Minority interests		177	157	297
Net income - group share	29	**1,865**	**1,420**	**2,501**
Annualised net income per share (in euro)		2.583	1.952	1.723

CONSOLIDATED BALANCE SHEETS

at 30 June 2005 and 31 December 2004

ASSETS

(in millions of euros)	Notes	30/06/2005	31/12/2004 (Incl. IAS 32&39 and IFRS 4)
Cash, due from central banks and french postal system		18,918	23,585
Financial assets at fair value through profit or loss classified as held for trading	3, 3.1, 3.2	349,496	290,856
Derivative financial instruments		9,542	497
Available-for-sale financial assets	4	144,625	134,819
Due from banks	5, 7, 8, 13	241,745	210,261
Loans and advances to customers	6, 7, 8, 13	174,668	163,705
Valuation adjustment on portfolios of hedged items		5,619	4,584
Held-to-maturity financial assets		20,365	18,973
Tax assets		6,432	5,244
Prepayments, accrued income and sundry assets		57,860	47,318
Participating interests and investments in affiliates accounted for at equity	10	14,530	13,825
Investment property		3,279	3,335
Property, plant and equipment	11	2,303	2,327
Intangible assets	11	473	463
Goodwill	12	13,341	13,323
Total assets		**1,063,196**	**933,115**

LIABILITIES & SHAREHOLDERS' EQUITY

(in millions of euros)	Notes	30/06/2005	31/12/2004 (Incl. IAS 32&39 and IFRS 4)
Due to central banks and current accounts with french postal system		800	504
Financial liabilities at fair value through profit or loss classified as held for trading	14	287,678	206,483
Derivative financial instruments		10,044	1,114
Due to banks	15	99,989	89,438
Customer accounts	16, 16.1, 16.2	308,456	297,876
Debt securities in issue	17	82,621	93,068
Hedging reserve		3,645	3,288
Tax liabilities		6,528	4,762
Accruals, deferred income and sundry liabilities		54,287	41,916
Insurance companies' technical reserves	30	153,181	141,793
General reserves for risks and expenses	18	4,092	4,103
Subordinated liabilities	17	20,203	18,772
Shareholders' equity		31,672	29,998
- Shareholders' equity - group share		27,730	26,110
Capital and capital reserves		17,133	17,240
Consolidated reserves		7,086	5,236
Unrealised or deferred gains or losses		1,646	1,133
Net income for the year		1,865	2,501
- Minority interests		3,942	3,888
Total liabilities & shareholders' equity		**1,063,196**	**933,115**

CHANGE IN SHAREHOLDERS' EQUITY

(in millions of euros)	Capital and capital reserves			Consolidated reserves - Group share	After-tax unrealised or deferred gains/(losses)			Net income - Group share	Total shareholders' equity - Group share	Shareholders' equity - minority interests' share
	Capital	Premiums & Reserves	Elimination of treasury shares		On foreign exchange	Change in fair value of available-for-sale assets	Change in fair value of hedging derivatives			
Shareholders' equity at 31 December 2004 (Excl. 32 & 39 and IFRS 4)	**4,418**	**22,388**	**(558)**	**26,248**	**(53)**				**26,195**	**3,858**
Impact from adoption of IFRS (32 & 39 and IFRS 4))		**(1,271)**		**(1,271)**		**1,150**	**36**		**(85)**	**30**
Shareholders' equity at 1 January 2005[1]	**4,418**	**21,117**	**(558)**	**24,977**	**(53)**	**1,150**	**36**		**26,110**	**3,888**
Movements connected with shareholder relationships										
- Change in treasury shares			(61)	(61)					(61)	
- Dividends paid in 2005		(954)		(954)					(954)	(284)
- Dividends received from Regional Banks and subsidiaries		141		141					141	
Effect of acquisitions/disposals on minority interests										**(64)**
Unrealised gains/losses in H1-2005										
- Change in value of available-for-sale securities						252			252	
- Cash-flow hedging							31		31	
Share of changes in equity of associated enterprises accounted for under the equity method		**141**		**141**					**141**	
Change in foreign exchange translation adjustment					**230**				**230**	**212**
Other changes		**(25)**		**(25)**					**(25)**	**13**
Net income at 30 June 2005								**1,865**	**1,865**	**177**
Shareholders' equity at 30 June 2005	4,418	20,420	(619)	24,219	177	1,402	67	1,865	27,730	3,942

(1) Shareholders' equity at 1 January 2005 (including IAS 32-39 and IFRS 4) reported in the 22 April 2005 presentation on the impact from conversion to IAS/IFRS amounted to 26,603 million euros. The negative difference of 493 million euros by comparison with the amount shown in this table is due mainly to the impact of listed companies in which the Group holds a minority stake and that had not yet reported the impact of their conversion (-290 million euros) and to adjustments in the treatment of derivatives and to provisions and deferred taxes.

NOTES TO THE FINANCIAL STATEMENTS

Financial assets at fair value through profit or loss

(in millions of euros)	30/06/2005	31/12/2004 (incl. 32&39 and IFRS 4)
Financial assets held for trading	330,343	272,545
Financial assets designated as at fair value through profit or loss	19,153	18,311
Fair value on balance sheet	**349,496**	**290,856**

3.1. Financial assets held for trading

(in millions of euros)	30/06/2005	31/12/2004 (incl. 32&39 and IFRS 4)
Loans and advances to customers	205	173
Securities received under repurchase agreements	130	
Delivered securities bought under repurchase agreements	75,969	51,996
Securities held for trading	106,121	111,412
- Treasury bills and similar items	41,976	(1)
- Bonds and other fixed-income securities	34,527	(1)
- Shares and other variable-income securities	29,618	(1)
Derivative instruments	147,918	108,964
Fair value on balance sheet	**330,343**	**272,545**

(1) Not avaiblable.

3.2. Financial assets designated as at fair value through profit or loss

(in millions of euros)	30/06/2005	31/12/2004 (incl. 32&39 and IFRS 4)
Assets backing unit-linked business	17,108	15,593
Securities held for trading	2,045	2,718
- Treasury bills and similar items	155	(1)
- Bonds and other fixed-income securities	445	(1)
- Shares and other variable-income securities	1,445	(1)
Fair value on balance sheet	**19,153**	**18,311**

(1) Not avaiblable.

Available-for-sale financial assets

(in millions of euros)	30/06/2005	31/12/2004 (incl. 32&39 and IFRS 4)
Securities valued at fair value	**142,937**	**133,166**
- Treasury bills and similar items	38,732	(1)
- Bonds and other fixed-income securities	87,765	(1)
- Shares and other variable-income securities(2)	16,440	(1)
Total available-for-sale securities	**142,937**	**133,166**
Total available-for-sale receivables	**1,688**	**1,653**
Book value of available-for-sale financial assets(3)	**144,625**	**134,819**

(1) Non available.
(2) O/w non-consolided investment followed.
(3) O/w continuing impairment on available-for-sale securities and receivables:2,101 million euros recorded at 30 June 2005, 2,158 million euros recorded at 31 December 2004.

BREAKDOWN OF NON-CONSOLIDATED INVESTMENTS

(in millions of euros)	30/06/2005		31/12/2004 (incl. 32&39 and IFRS 4)	
	Book value	Group ownership interest (%)	Book value	Group ownership interest (%)
BFO	135	99.7	135	99.7
Crédit Logement (A shares)	234	16.5	234	16.5
Crédit Logement (B shares)	217	18.0	202	18.0
Emporiki Bank (Banque Commerciale de Grèce)	190	9.0	180	9.0
Fireca	53	51.0	54	51.0
Sefa	57	100.0	57	100.0
Other	1,940		1,442	
Book value of non-consolidated investments	**2,826**		**2,304**	

Due from banks

(in millions of euros)	30/06/2005	31/12/2004 (incl. 32&39 and IFRS 4)
Credit institutions		
Loans and advances	41,769	33,600
Securities received under repurchase agreements	704	768
Delivered securities bought under repurchase agreements	17,935	4,756
Subordinated loans	438	465
Securities not quoted in an active market	125	76
Total gross value	**60,971**	**39,665**
Accrued interest	**803**	**458**
Provisions	**434**	**417**
Net value	**61,340**	**39,706**
Crédit Agricole internal transactions		
Current accounts	3,979	3,703
Time deposits and advances	175,999	166,495
Subordinated loans	222	207
Total gross value	**180,200**	**170,405**
Accrued interest	**280**	**225**
Provisions	**75**	**75**
Net value	**180,405**	**170,555**
Net book value	**241,745**	**210,261**

Loans and advances to customers

(in millions of euros)	30/06/2005	31/12/2004 (incl. 32&39 and IFRS 4)
Loans and advances to customers		
Bills discounted	8,432	7,807
Other loans	139,090	130,704
Securities received under repurchase agreements	4,042	3,720
Subordinated loans	321	427
Securities not quoted in an active market	2,910	2,974
Assets connected with direct insurance business	954	394
Assets connected with reinsurance business	33	12
Short-term advances	354	353
Debit balances on customer current accounts	11,057	9,877
Total gross value	**167,193**	**156,268**
Accrued interest	**1,358**	**1,337**
Provisions	**7,033**	**7,046**
Net book value	**161,518**	**150,559**
Lease finance		
Property lease finance	5,482	5,496
Equipment leases, rental contracts with purchase option and similar transactions	7,946	7,843
Total gross value	**13,428**	**13,339**
Accrued interest	**218**	**268**
Provisions	**496**	**461**
Net book value	**13,150**	**13,146**
Total	**174,668**	**163,705**

Due from banks and loans and advances to customers: geographical analysis[1]

(in millions of euros)	30/06/2005						31/12/2004 (incl. 32&39 and IFRS 4)					
	Non-doubtful debts	Doubtful debts	Provision for doubtful debts	Bad debts	Provision for bad debts	Total	Non-doubtful debts	Doubtful debts	Provision for doubtful debts	Bad debts	Provision for bad debts	Total
France (including overseas departments and territories)	135,164	2,851	1,813	2,549	2,121	136,630	119,995	2,442	1,602	2,211	1,705	121,341
Other European Union countries	47,131	421	255	585	346	47,536	35,257	691	303	598	454	35,789
Rest of Europe	9,282	239	175	104	55	9,395	9,276	108	60	158	128	9,354
North America	12,676	247	53	414	231	13,053	9,774	275	70	496	247	10,228
Central and South America	7,052	211	188	49	21	7,103	6,249	270	185	71	25	6,380
Africa and Middle-East	8,876	177	127	386	326	8,986	7,386	119	87	366	303	7,481
Asia and Pacific (excluding Japan)	8,270	79	29	120	84	8,356	6,914	149	43	138	104	7,054
Japan	4,580	4	1	14		4,597	3,465	19		15		3,499
Other, aggregate	106	5	21			90	2,210	620	632			2,198
Total gross value	**233,137**	**4,234**	**2,662**	**4,221**	**3,184**	**235,746**	**200,526**	**4,693**	**2,982**	**4,053**	**2,966**	**203,324**
Accrued interest						**2,379**						**2,063**
Provisions for accrued interest						**(568)**						**(580)**
Collective provisions						**(1,549)**						**(1,396)**
Book value						**236,008**						**203,411**

(1) Without reallocation where guarantees or credit insurance give rise to a geographical shift of risk.

Due from banks and loans and advances to customers: analysis by customer type

(in millions of euros)	30/06/2005						31/12/2004 (incl. 32&39 and IFRS 4)					
	Non-doubtful debts	Doubtful debts	Provision for doubtful debts	Bad debts	Provision for bad debts	Total	Non-doubtful debts	Doubtful debts	Provision for doubtful debts	Bad debts	Provision for bad debts	Total
Central government, government agencies and local authorities	6,047	11	10	17	14	6,051	7,967	36	15	30	28	7,990
Financial institutions	80,215	414	371	36	36	80,258	54,104	214	437			53,881
Individuals and small businesses	70,568	1,782	1,008	2,723	2,215	71,850	61,276	1,227	696	1,841	1,249	62,399
Companies (including insurance companies) and other customers	76,221	2,022	1,249	1,445	919	77,520	75,070	2,538	1,582	2,182	1,668	76,540
Ohter, aggregate	86	5	24			67	2,109	678	252		21	2,514
Total gross value	**233,137**	**4,234**	**2,662**	**4,221**	**3,184**	**235,746**	**20,526**	**4,693**	**2,982**	**4,053**	**2,966**	**203,324**
Accrued interest						**2,379**						**2,063**
Provisions for accrued interest						**(568)**						**(580)**
Collective provisions						**(1,549)**						**(1,396)**
Book value						**236,008**						**203,411**

Participating interests and investments in associates accounted for at equity

Investments with a book value of over 50 million euros:

	30/06/2005		31/12/2004 (incl. 32&39 and IFRS 4)	
(in millions of euros)	Equity-accounted value	Income	Equity-accounted value	Income
Financial-sector companies:	**14,040**	**740**	**13,354**	**1,158**
Al Bank Al Saudi Al Fransi	407	51	337	70
B.E.S.	432	34	388	34
Regional Banks and subsidiaries	9,542	447	9,111	739
Banca Intesa SpA	3,393	192	3,322	301
Tranquilidade - Tranquilidade Vida[1]	91	10	76	12
Other	175	6	120	2
Non-financial companies:	**490**	**(2)**	**471**	**11**
Partran	(104)		(126)	(1)
Eurazeo	523	(5)	527	3
Other	71	3	70	9
Net book value	**14,530**	**738**	**13,825**	**1,169**

(1) As Tranquilidade Vida is life insurance companie, it has been reclassified as financial-sector companies.

Property, plant and equipment and intangibles (excluding goodwill)

(in millions of euros)	31/12/2004 (incl. 32&39 and IFRS 4)	Changes in scope of consolidation	Increases (acquisitions, business combinations)	Decreases (redemptions and disposals)	Translation adjustments	Other movements	Balance at 30/06/2005
Property, plant and equipment							
Gross value	4,352	49	188	(286)	28	48	4,379
Accrued interest[1]	9					(9)	0
Depreciation and provisions	(2,034)	(14)	(157)	155	(19)	(7)	(2,076)
Net book value	**2,327**	**35**	**31**	**(131)**	**9**	**32**	**2,303**
Intangible assets							
Gross value	1,247	25	114	(153)	6	4	1,243
Amortisation and provisions	(784)	4	(74)	69	(4)	19	(770)
Net book value	**463**	**29**	**40**	**(84)**	**2**	**23**	**473**

(1) Accrued rents on assets let to third parties.

Goodwill

(in millions of euros)	31/12/2004 (incl. 32&39 and IFRS 4)	Increases (Acquisitions)	Diminutions (Cessions)	Impairment losses over the period	Translation adjustment	Other movements	30/06/2005
Gross value							
Calyon (Suisse) SA	497						497
E.F.L.	196						196
Lukas	265						265
Sofinco	436						436
Finaref Group	2,121						2,121
Crédit Lyonnais Group	5,217	17				(10)	5,224
Calyon Group	1 785						1,785
Predica Group	483						483
Segespar Group	1,898	2					1,900
Crédit Agricole Leasing Group	160						160
Accumulated impairment losses							
E.F.L.	(24)						(24)
Net value (breakdown)	**13,034**	**19**	**0**	**0**	**0**	**(10)**	**13,043**
Other entities	310	3				6	319
Accumulated impairment losses (other entities)	(21)						(21)
Net value - other entities	**289**	**3**	**0**	**0**	**0**	**6**	**298**
Net book value	**13,323**	**22**	**0**	**0**	**0**	**(4)**	**13,341**

Provisions deducted from assets

(in millions of euros)	31/12/2004 (incl. 32&39 and IFRS 4)	Changes in scope of consolidation	Charges	Write-backs	Amount used	Translation adjustments	Other movements	30/06/2005
Interbank loans	492		29	(66)		22	32	509
Customer loans	7,046	102	726	(991)		200	(50)	7,033
- of which: collective provisions	1,396	(3)	21	(7)		76	66	1,549
Lease finance	461	(2)	85	(56)			8	496
Other assets	113		4	(9)		2	4	114
Total	**8,112**	**100**	**844**	**(1,122)**		**224**	**(6)**	**8,152**

Financial liabilities at fair value through profit and loss classified as held for trading

(in millions of euros)	30/06/2005	31/12/2004 (Incl. 32-39 and IFRS 4)
Financial liabilities held for trading	**287,678**	**206,483**
- Securities	59,429	34,414
- Derivatives	146,414	110,394
- Other liabilities	81,835	61,676
Fair value on balance sheet	**287,678**	**206,483**

Due to banks

(in millions of euros)	30/06/2005	31/12/2004 (Incl. 32-39 and IFRS 4)
Banks		
Loans and advances	70,114	60,316
Securities sold under repurchase agreements	7,170	6,355
Securities held under repurchase agreements	8,183	7,533
Total gross value	**85,467**	**74,204**
Accrued interest	**864**	**742**
Value on balance sheet	**86,331**	**74,946**
Crédit Agricole internal transactions		
Current accounts in credit	3,925	4,902
Time loans and advances	9,565	9,402
Total gross value	**13,490**	**14,304**
Accrued interest	**168**	**188**
Book value	**13,658**	**14,492**
Book value of amounts due to banks	**99,989**	**89,438**

Customer accounts

(in millions of euros)	30/06/2005	31/12/2004 (Incl. 32-39 and IFRS 4)
Current accounts in credit	49,764	47,614
Special savings accounts	194,316	188,519
Other debts to customers	53,889	53,037
Securities sold under repurchase agreements	6,222	5,880
Liabilities connected with direct insurance business	211	609
Liabilities connected with reinsurance business	531	622
Cash deposits received from cedants and retrocessionnaires against technical insurance commitments	18	29
Total gross value	**304,951**	**296,310**
Accrued interest	**3,505**	**1,566**
Book value	**308,456**	**297,876**

16.1. Customer accounts: geographical analysis

(in millions of euros)	30/06/2005	31/12/2004 (Incl. 32-39 and IFRS 4)
France (including overseas departments and territories)	248,591	247,408
Rest of European Union countries	19,711	15,921
Rest of Europe	6,867	7,663
North America	4,879	5,885
Central and South America	3,122	3,298
Africa and Middle East	9,237	8,872
Asia and Pacific (excluding Japan)	5,979	4,533
Japan	6,448	2,351
Other, aggregate	117	379
Total gross value	**304,951**	**296,310**
Accrued interest	**3,505**	**1,566**
Book value	**308,456**	**297,876**

16.2. Customer accounts: analysis by customer type

(in millions of euros)	30/06/2005	31/12/2004 (Incl. 32-39 and IFRS 4)
Central government, government agencies and local authorities	7,543	3,688
Financial institutions	23,987	28,171
Individuals and small business customers	239,025	227,341
Corporates (including insurance companies) and other customers	33,637	35,850
Other, aggregate	759	1,260
Total gross value	**304,951**	**296,310**
Accrued interest	**3,505**	**1,566**
Book value	**308,456**	**297,876**

Debt securities in issue and subordinated debt

(in millions of euros)	30/06/2005	31/12/2004 (Incl. 32-39 and IFRS 4)
Debt securities in issue		
Interest-bearing notes	282	178
Money-market instruments	1,405	1,773
Negotiable debt securities:		
- Issued in France	34,886	32,270
- Issued in other countries	38,938	36,188
Bonds	3,345	18,356
Other debt securities in issue	2,084	3,099
Total gross amount	**80,940**	**91,864**
Accrued interest	**1,681**	**1,204**
Total	**82,621**	**93,068**
Subordinated debt		
Fixed-term subordinated debt	11,978	11,624
Perpetual subordinated debt	7,938	6,762
Mutual security deposits	45	39
Total gross amount	**19,961**	**18,425**
Accrued interest	**242**	**347**
Total	**20,203**	**18,772**
Value on balance sheet	**102,824**	**111,840**

General reserves for risks and expenses

(in millions of euros)	30/06/2005	31/12/2004 (Incl. 32-39 and IFRS 4)
Financing commitment execution risks	340	376
Operational risks	65	54
Employee, retirement and similar benefits	655	605
Litigation	633	543
Negative net assets of unconsolidated interests	126	117
Restructuring	32	52
Synergy-related costs (see note 27)	452	600
Home purchase savings plans	837	802
Other	952	954
Book value	**4,092**	**4,103**

Interest income and expense

(in millions of euros)	30/06/2005	30/06/2004 (Incl. 32&39 and IFRS 4)	31/12/2004 (Incl. 32&39 and IFRS 4)
Loans and advances to banks	1,440	983	2,769
Crédit Agricole internal transactions	2,968	2,824	5,706
Loans and advances to customers	4,234	3,676	7,661
Accrued interest receivable on available-for-sale financial assets	2,275	2,293	4,827
Accrued interest receivable on held-to-maturity financial assets	786	1,084	1,628
Accrued interest receivable on hedging instruments	4,981	4,481	9,476
Lease finance	778	716	1,648
Other interest and similar income	165	96	258
Interest receivable	**17,627**	**16,153**	**33,973**
Deposits by banks	(2,284)	(1,266)	(4,573)
Crédit Agricole internal transactions	(707)	(442)	(1,304)
Customer accounts	(3,679)	(3,707)	(6,706)
Held-to-maturity financial assets	(26)	(28)	(64)
Available-for-sale financial assets	(357)	(42)	(90)
Debt securities in issue	(2,102)	(1,213)	(2,695)
Subordinated debt	(481)	(442)	(862)
Accrued interest payable on hedging instruments	(4,655)	(4,595)	(9,239)
Lease finance	(428)	(378)	(967)
Interest payable	**(14,719)**	**(12,113)**	**(26,500)**

Net gains or losses on financial instruments at fair value through profit or loss

(in millions of euros)	30/06/2005	30/06/2004 (Incl. 32&39 and IFRS 4)	31/12/2004 (Incl. 32&39 and IFRS 4)
Dividends received	17	9	107
Unrealised or realised gains or losses on financial assets/liabilities at fair value through profit or loss	3,320	1,659	2,161
Profit or loss on currency transactions and similar financial instruments	309	(77)	1,811
Ineffective component of fair value hedges	14	(48)	37
Ineffective component of cash flow hedges	1	20	36
Net gains or losses on financial instruments at fair value through profit or loss	**3,661**	**1,563**	**4,152**

Net gains or losses on available-for-sale financial assets

(in millions of euros)	30/06/2005	30/06/2004 (Incl. 32&39 and IFRS 4)	31/12/2004 (Incl. 32&39 and IFRS 4)
Dividends received	386	270	484
Gains or losses on disposal of available-for-sale financial assets	244	417	1,045
Losses on lastingly impaired securities (variable-income securities)	(17)	(2)	(67)
Gains or losses on disposal of held-to-maturity financial assets	5		(13)
Net gains or losses on available-for-sale financial assets	**618**	**685**	**1,449**

Net commission and fee income

	30/06/2005			30/06/2004 (Incl. 32&39 and IFRS 4)			31/12/2004 (Incl. 32&39 and IFRS 4)		
(in millions of euros)	Income	Expenses	Net	Income	Expenses	Net	Income	Expenses	Net
Interbank transactions	137	(81)	56	85	(60)	25	168	(97)	71
Crédit Agricole internal transactions	59	(309)	(250)	51	(279)	(228)	108	(555)	(447)
Customer accounts	814	(138)	676	807	(236)	571	1,514	(313)	1,201
Securities transactions	251	(105)	146	150	(116)	34	540	(168)	372
Foreign exchange transactions	10	(6)	4	10	(3)	7	25	(25)	0
Financial future and forward instruments and options and other off-balance sheet transactions	323	(63)	260	358	(96)	262	637	(245)	392
Banking and financial services:									
- Net revenue from mutual fund management	904	(87)	817	757	(170)	587	1,766	(204)	1 562
- Net revenue from payment systems	284	(177)	107	280	(190)	90	565	(370)	195
- Other	600	(777)	(177)	815	(707)	108	1,207	(1,688)	(481)
Net commission and fee income	**3,382**	**(1,743)**	**1,639**	**3,313**	**(1,857)**	**1,456**	**6,530**	**(3,665)**	**2,865**

Net income and expenses related to other activities

(in millions of euros)	30/06/2005	30/06/2004 (Excl. 32&39 and IFRS 4)	31/12/2004 (Excl. 32&39 and IFRS 4)
Gains or losses on fixed assets not used in operations	45	2	28
Policyholders' with-profits entitlement[1]	(2,448)	(1,822)	(4,592)
Other net income from insurance activities	4,766	4,095	7,530
Change in insurance technical reserves	(4,862)	(4,158)	(7,409)
Other net income (expenses)	367	413	611
Net change in provisions	**(2,132)**	**(1,470)**	**(3,832)**

(1) Financial income from these policies is recognised according to the type of security in net banking income (available-for-sale securities, securities at fair value, etc.).

Risk-related costs

(in millions of euros)	30/06/2005	30/06/2004 (Incl. 32&39 and IFRS 4)	31/12/2004 (Incl. 32&39 and IFRS 4)
Charge to provisions	**(1,106)**	**(928)**	**(2,250)**
Provisions for impairment of loans	(723)	(665)	(1,731)
Provisions for impairment of held-to-maturity securities (excluding interest-rate risk)	(2)	(3)	(3)
Reserves for liabilities and charges	(381)	(260)	(516)
Write-backs of provisions	**813**	**701**	**1,695**
Provisions for impairment of loans	632	475	1,094
Provisions for impairment of held-to-maturity securities (excluding interest-rate risk)	18	8	27
Reserves for liabilities and charges	163	218	574
Net change in provisions	**(293)**	**(227)**	**(555)**
Bad debts written off - not provided for	(59)	(46)	(125)
Discounts on restructured loans	(24)	(28)	(49)
Recoveries on bad debts written off	87	57	112
Other losses	28	(65)	42
Risk-related costs	**(261)**	**(309)**	**(575)**

Gains or losses on other assets

(in millions of euros)	30/06/2005	30/06/2004 (Incl. 32&39 and IFRS 4)	31/12/2004 (Incl. 32&39 and IFRS 4)
Property, plant and equipment and intangible assets used in operations	**13**	**6**	**17**
Gains on disposal	24	9	27
Losses on disposal	(11)	(3)	(10)
Consolidated equity investments	**8**	**(25)**	**20**
Gains on disposal	8		20
Losses on disposal		(25)	
Gains or losses on other assets	**21**	**(19)**	**37**

Integration-related costs

(in millions of euros)	30/06/2005			30/06/2004 (Incl. 32&39 and IFRS 4)	31/12/2004 (Incl. 32&39 and IFRS 4)
	Costs provided for net of provisions	Costs not provided for booked during the year	Total cost	Total cost	Total cost
Costs charged to income excluding losses covered by provisions[1]	**30**	**114**	**144**	**164**	**552**
Of which:					
- Synergy-related costs	30	114	144	159	528
- Other integration-related costs				5	24
Synergy-related costs charged to shareholders' equity (identifiable liabilities)					
Total synergy-related costs	**30**	**114**	**144**	**159**	**528**
Of which:					
- Personnel costs	22	16	38	86	234
- IT costs	(2)	41	39	9	92
- Property-related costs	14	25	39	6	87
- Other costs	(4)	32	28	58	115

(1) In addition, €149 million in provisions for synergy-related costs was used in the first half of 2005.
Integration has led to cost savings or "synergies", by combining business operations, spreading investment costs, pooling resources, sharing fixed costs, etc. To achieve these objectives, specific action has been taken, the nature and cost of which is presented above. Other integration-related costs include costs incurred by the merger which are not directly synergy-generating.

Tax

28.1. Deferred tax charges

(in millions of euros)	30/06/2005	30/06/2004 (Incl. 32&39 and IFRS 4)	31/12/2004 (Incl. 32&39 and IFRS 4)
Current tax charge	(419)	(285)	(639)
Deferred tax charge	(122)	(217)	(115)
Tax charge for the period	**(541)**	**(502)**	**(754)**

28.2. Reconciliation of theoretical tax rate and effective tax rate

	Basis	Tax rate	Tax
Profit before tax, goodwill charges and share in income of equity affiliates	1,844	34.93%	(644)
Impact of permanent timing differences		6.24%	(115)
Impact of different tax rates on foreign subsidiaries		(5.42%)	100
Impact of losses for the year, utilisation of tax loss carryforwards and timing differences		(1.95%)	36
Impact of tax rate on long-term capital gains		0.22%	(4)
Impact of other items		(4.66%)	86
Effective tax rate and tax charge		**29.34%**	**(541)**

Analysis of income by business line

29.1. Analysis of income by business line at 30 June 2005[1]

(in millions of euros)	French retail banking	Specialised financial services	Asset management, insurance and private banking	Corporate and investment banking	International retail banking	Proprietary asset management & other activities	Total
Net banking income	**1,737**	**1,196**	**1,529**	**2,152**	**152**	**(72)**	**6,694**
Operating expenses	(1,240)	(632)	(688)	(1,363)	(129)	(411)	**(4,463)**
Gross operating income	**497**	**564**	**841**	**789**	**23**	**(483)**	**2,231**
Risk-related costs	(72)	(183)	4	24	(13)	(21)	**(261)**
Operating income	**425**	**381**	**845**	**813**	**10**	**(504)**	**1,970**
Share in net income of equity affiliates	444	2	13	52	230	(3)	**738**
Net income from other assets				3		18	**21**
Integration-related costs		(18)	(30)	(40)		(56)	**(144)**
Change in value of goodwill			(2)				**(2)**
Pre-tax income	**869**	**365**	**826**	**828**	**240**	**(545)**	**2,583**
Corporate income tax	(198)	(123)	(262)	(192)		234	**(541)**
Net income	**671**	**242**	**564**	**636**	**240**	**(311)**	**2,042**
Minority interests	6	13	6	34	11	107	**177**
Group share	**665**	**229**	**558**	**602**	**229**	**(418)**	**1,865**

(1) The above analysis was derived in part from management information systems.

29.2. Analysis of income by business line at 30 June 2004 (Incl. 32 & 39 and IFRS 4)[1]

(in millions of euros)	French retail banking	Specialised financial services	Asset management, insurance and private banking	Corporate and investment banking	International retail banking	Proprietary asset management & other activities	Total
Net banking income	**1,696**	**1,130**	**1,384**	**1,939**	**144**	**(19)**	**6,274**
Operating expenses	(1,240)	(592)	(662)	(1,375)	(113)	(291)	**(4,273)**
Gross operating income	**456**	**538**	**722**	**564**	**31**	**(310)**	**2,001**
Risk-related costs	(80)	(189)	(11)	7	(11)	(25)	**(309)**
Operating income	**376**	**349**	**711**	**571**	**20**	**(335)**	**1,692**
Share in net income of equity affiliates	375	(2)	4	36	171	(4)	**580**
Net income from other assets				(22)		3	**(19)**
Integration-related costs		(8)	(22)	(74)		(60)	**(164)**
Change in value of goodwill		(6)				(4)	**(10)**
Pre-tax income	**751**	**333**	**693**	**511**	**191**	**(400)**	**2,079**
Corporate income tax	(175)	(118)	(229)	(119)	(5)	144	**(502)**
Net income	**576**	**215**	**464**	**392**	**186**	**(256)**	**1,577**
Minority interests	20	18	9	14	9	87	**157**
Group share	**556**	**197**	**455**	**378**	**177**	**(343)**	**1,420**

(1) The above analysis was derived in part from management information systems.

29.3. Analysis of income by business line at 31 December 2004 (Incl. 32 & 39 and IFRS 4)[1]

(in millions of euros)	French retail banking	Specialised financial services	Asset management, insurance and private banking	Corporate and investment banking	International retail banking	Proprietary asset management & other activities	Total
Net banking income	**3,396**	**2,260**	**2,749**	**3,715**	**275**	**(288)**	**12,107**
Operating expenses	(2,477)	(1,216)	(1,355)	(2,652)	(219)	(660)	**(8,579)**
Gross operating income	**919**	**1,044**	**1,394**	**1,063**	**56**	**(948)**	**3,528**
Risk-related costs	(169)	(372)	(9)	43	(22)	(46)	**(575)**
Operating income	**750**	**672**	**1,385**	**1,106**	**34**	**(994)**	**2,953**
Share in net income of equity affiliates	733	(2)	13	74	347	4	**1,169**
Net income from other assets				(25)		62	**37**
Integration-related costs		(17)	(53)	(207)		(275)	**(552)**
Change in value of goodwill	(3)	(24)	(9)		(3)	(16)	**(55)**
Pre-tax income	**1,480**	**629**	**1,336**	**948**	**378**	**(1,219)**	**3,552**
Corporate income tax	(294)	(223)	(413)	(227)	(14)	417	**(754)**
Net income	**1,186**	**406**	**923**	**721**	**364**	**(802)**	**2,798**
Minority interests	3	32	19	26	14	203	**297**
Group share	**1,183**	**374**	**904**	**695**	**350**	**(1,005)**	**2,501**

(1) The above analysis was derived in part from management information systems.

⑳ Insurance activities

30.1. Analysis of insurance companies' investments

(in millions of euros)	30/06/2005			31/12/2004 (Incl. 32&39 and IFRS 4)		
	Gross value	Net value	Realisable value	Gross value	Net value	Realisable value
1. Property investments (incl. assets in progress)	4,050	4,029	4,031	3,523	3,508	4,034
2. Equities and other variable-income securities other than mutual funds	6,887	6,744	6,771	4,378	4,281	4,800
3. Mutual funds other than those in category 4 (below)	13,630	13,562	13,635	15,092	15,092	15,443
4. Mutual funds invested exclusively in fixed-income securities	11,120	11,119	11,113	10,256	10,256	11,416
5. Bonds and other fixed-income securities	102,437	103,117	104,130	97,276	98,015	105,814
6. Mortgage loans	4	4	4	4	4	4
7. Other loans and similar items	292	292	292	353	353	353
8. Deposits with ceding companies	402	446	484	264	311	354
9. Other deposits, cash collateral deposits and other investments	44	51	44	141	141	156
10. Assets backing unit-linked business	17,108	17,108	17,108	15,593	15,593	15,593
Total	**155,974**	**156,472**	**157,612**	**146,880**	**147,554**	**157,967**
Consolidation adjustments		**(1,169)**			**(1,677)**	
Net value		**155,303**			**145,877**	

30.2. Analysis of insurance companies' technical reserves

(in millions of euros)	30/06/2005			31/12/2004 (Incl. 32&39 and IFRS 4		
	Life	Non-life	Total	Life	Non-life	Total
Unearned premiums reserve	16	501	517	9	392	401
Life reserve	120,967		120,967	114,695		114,695
Claims reserve	1,665	887	2,552	1,155	859	2,014
With-profits reserve	12,988	23	13,011	9,356	56	9,412
Other technical reserves	484	6	490	395	451	846
Total excluding unit-linked technical reserves	**136,120**	**1,417**	**137 537**	**125,610**	**1,758**	**127,368**
Unit-linked technical reserves	15,644		15,644	14,425		14,425
Total technical reserves	**151,764**	**1,417**	**153,181**	**140,035**	**1,758**	**141,793**
Reinsurers' share in technical reserves	(655)	(201)	(856)	(506)	(165)	(671)
Net technical reserves	**151,109**	**1,216**	**152,325**	**139,529**	**1,593**	**141,122**

Transition of income statement from French GAAP to IFRS (Excl. IAS 32&39 and IFRS 4) at 30 June 2004

31.1. Transition of income statement from French GAAP to IFRS (Excl. IAS 32&39 and IFRS 4)

(in millions of euros)	French GAAP 30/06/2004	IFRS reclassifications	Impact on income	IFRS 30/06/2004 (Incl. IAS 32&39 and IFRS 4)
Net banking income	**6,298**	**66**	**(90)**	**6,274**
General operating expenses	(4,083)	5	61	(4,017)
Charges to/Write-backs of depreciation, amortisation and provisions on fixed assets used in operations	(258)		2	(256)
Gross operating income	**1,957**	**71**	**(27)**	**2,001**
Risk-related costs	(324)	55	(40)	(309)
Operating income	**1,633**	**126**	**(67)**	**(1,692)**
Share in income of equity affiliates	536		44	580
Gains or losses on other assets	44	(72)	9	(19)
Integration-related costs	(171)		7	(164)
Exceptional items	(1)	1		
Change in value of goodwill	(347)		337	(10)
Reversals from Fund for General Banking Risks	55	(55)		
Pre-tax income	**1,749**		**330**	**2,079**
Corporate income tax	(517)		15	(502)
Net income for the period	**1,232**		**345**	**1,577**
Minority interests	157			157
Net income - group share	**1,075**		**345**	**1,420**

31.2. Detail of IFRS impact by type at 30 June 2004 (Excl. IAS 32&39 and IFRS 4)

(in millions of euros)	Impact before tax - Group share
Net income - Group share under French GAAPat 30 June 2004	**1,075**
Positive and negative goodwill	337
Treasury shares	(5)
Day one profit	(35)
Other	4
Share of IAS/IFRS impact of equity associates	44
IFRS impact (excl. IAS 32&39 and IFRS 4)	**345**
Net income - Group share under IFRS at 30 June 2004 (excl. IAS 32&39 and IFRS 4)	**1,420**

Investments, disposals and financing transactions

As a supplement to the financial statements for credit institutions as defined by CRB Regulation 91.03, in this Note, the Crédit Agricole S.A. Group presents and comments on cash flows associated with its largest capital transactions (other than ordinary transactions and currency transactions) during the first half of 2005 and the full year 2004. These items reflect implementation of the Group's financial management policy, which is described in the notes to the management report.

	H1 2005	FY 2004
Acquisition of shares in subsidiaries:		
Acquisition of shares in subsidiaries:	€384 million	€606 million

During the first half of 2005, the Crédit Agricole S.A. Group's main acquisitions included the remaining 10% interest in Finaref SA and Finaref AB, under the terms of an agreement signed on 31 December 2004, with an effective payment date of 27 January 2005.

During 2004, acquisitions made by the Crédit Agricole S.A. Group mainly included an additional 14.5% stake in Finaref SA and Finaref AB and the acquisition of 49.1% of Eurofactor from Euler.

	H1 2005	FY 2004
Disposal of shares in subsidiaries:	None	€766 million

During 2004, disposals primarily included disposals of shares in Financère Laperouse, Banque Libano-Française SAL and LACIM.

	H1 2005	FY 2004
Acquisitions of investments in equity affiliates:	€56 million	None

During the first half of 2005, the Crédit Agricole S.A. Group, via Pacifica, increased its equity interest in the AGF Group's Assurances Fédérales IARD subsidiary to 40%.

	H1 2005	FY 2004
Disposals of investments in equity affiliates:	None	None
Property, plant and equipment and intangible assets:		
Acquisitions of property, plant and equipment:	€302 million	€635 million

The Crédit Agricole S.A. Group did not complete any material transactions during the first half of 2005 or during FY 2004.

	H1 2005	FY 2004
Disposals of property, plant and equipment:	€228 million	€306 million

The Crédit Agricole S.A. Group did not complete any material transactions during the first half of 2005 or during FY 2004.

	H1 2005	FY 2004
Capital market transactions:		
Issues of capital market instruments:	None	None
Disposals or redemptions of capital market instruments:	None	None
Dividend payments:	€805 million	€1,419 million

Dividend payments include 521 million euros paid in the first half of 2005 and 1,234 million euros paid in 2004 by Crédit Agricole S.A. to its shareholders. The amount paid during 2004 includes 433 million euros for interim dividends for 2004. This amount also includes 284 million euros paid in the first half of 2005 and 185 million euros paid in 2004 to minority shareholders for preferred shares.

	H1 2005	FY 2004
Long-term financing:		
Issues of subordinated notes:	€1,597 million	€846 million

During the first half of 2005, Crédit Agricole S.A. issued 531 million euros in subordinated notes maturing in 2017 (February 2005), 466 million euros in perpetual subordinated notes (June 2005) and 600 million euros in deeply subordinated notes (February 2005). During 2004, Crédit Agricole S.A. floated two term subordinated notes issues in December, one for 450 million euros maturing in 2006, the other for 396 million euros maturing in 2016.

	H1 2005	FY 2004
Redemptions of subordinated notes:	€354 million	€1,157 million

The Group redeemed 354 million euros in subordinated notes during the first half of 2005 and 1,157 million euros during 2004.

ABSTRACT OF PARENT COMPANY FINANCIAL STATEMENTS (IN FRENCH GAAP)

CRÉDIT AGRICOLE S.A. BALANCE SHEET (INDIVIDUAL ACCOUNTS)

to 30 June 2005, 31 December 2004 and 30 June 2004

ASSETS

(in millions of euros)	30/06/05	31/12/04	30/06/04
Cash, money market and interbank items	**46,752**	**39,211**	**43,599**
Cash, due from central banks and French postal system	3,905	2,144	2,562
Treasury bills and similar items	4,061	3,815	4,092
Due from banks	38,786	33,252	36,945
Crédit Agricole internal transactions	**180,377**	**170,596**	**162,204**
Loans and advances to customers	**3,096**	**2,853**	**2,922**
Other lending to customers	2,922	2,638	2,809
Current accounts in debit	174	215	113
Securities	**14,017**	**18,993**	**11,588**
Bonds and other fixed-income securities	10,160	16,438	9,005
Shares and other variable-income securities	3,857	2,555	2,583
Non-current assets	**46,317**	**44,996**	**44,835**
Equity investments and other long-term investments	11,683	11,691	11,709
Investments in associates	34,441	33,106	32,927
Property, plant and equipment and intangible assets	193	199	199
Treasury shares	**526**	**572**	**401**
Prepayments, accrued income and sundry assets	**16,147**	**16,661**	**14,819**
Sundry assets	7,634	7,487	6,550
Prepayments and accrued income	8,513	9,174	8,269
Total assets	**307,232**	**293,882**	**280,368**

LIABILITIES & SHAREHOLDERS' EQUITY

(in millions of euros)	30/06/05	31/12/04	30/06/04
Money market and interbank items	**31,552**	**30,793**	**29,933**
Due to central banks and current accounts with French postal system	-	-	-
Due to banks	31,552	30,793	29,933
Crédit Agricole internal transactions	**13,667**	**14,300**	**13,106**
Customer accounts	**168,805**	**166,066**	**162,191**
Special savings accounts	160,145	158,739	154,531
Other amounts due	8,660	7,327	7,660
Debt securities in issue	**37,186**	**30,448**	**23,759**
Accruals, deferred income and sundry liabilities	**13,342**	**13,055**	**11,953**
Sundry liabilities	2,690	2,176	1,657
Accruals and deferred income	10,652	10,879	10,296
Reserves and subordinated debt	**20,421**	**17,922**	**17,281**
General reserves for risks and expenses	1,951	1,208	1,169
Subordinated debt	18,470	16,714	16,112
Fund for General Banking Risks	**636**	**1 246**	**1,280**
Shareholders' equity (excl. FGBR)	**21,623**	**20,052**	**20,865**
Share capital	4,421	4,421	4,421
Share premiums	12,260	12,260	12,260
Réserves	2,615	2,553	2,553
Retained earnings	232	-	9
Regulated provisions and investment grants	1	2	3
Interim dividends paid to shareholders	-	(433)	-
Net income for the year	2,094	1,249	1,619
Total liabilities and shareholders' equity	**307,232**	**293,882**	**280,368**

CRÉDIT AGRICOLE S.A. OFF-BALANCE SHEET ITEMS (INDIVIDUAL ACCOUNTS)

to 30 June 2005, 31 December 2004 and 30 June 2004

(in millions of euros)	30/06/05	31/12/04	30/06/04
Guarantees and commitments given	**15,412**	**51,909**	**19,073**
Financing commitments given	**3,149**	**6,816**	**6,088**
Banks and financial institutions	2,163	5,544	4,862
Crédit Agricole	685	994	956
Customers	301	278	270
Guarantees given	**12,263**	**45,093**	**12,529**
Banks and financial institutions	8,508	41,420	8,615
Crédit Agricole	3,347	3,256	3,497
Customers	408	417	417
Commitments on securities	**-**	**-**	**456**
Guarantees and commitments received	**3,709**	**3,456**	**4,342**
Financing commitments received	**3,470**	3,328	4,203
Banks and financial institutions	260	134	383
Crédit Agricole	3,210	3,194	3,820
Guarantees received	**239**	**128**	**139**
Banks and financial institutions	231	113	122
Crédit Agricole	4	4	5
Other	4	11	12

CRÉDIT AGRICOLE S.A. INCOME STATEMENT (INDIVIDUAL ACCOUNTS)

to 30 June 2005, 31 December 2004 and 30 June 2004

(in millions of euros)	30/06/05	31/12/04	30/06/04
Interest receivable and similar income	**(304)**	**(485)**	**(212)**
Income from variable-income securities	**2,793**	**2,344**	**1,975**
Net commission and fee income	**(253)**	**(448)**	**(225)**
Net gains from trading transactions	**110**	**107**	**36**
Other net banking income	**(41)**	**293**	**(14)**
Net banking income	**2,305**	**1,811**	**1,560**
Operating expenses	**(233)**	**(410)**	**(184)**
Personnel costs	(116)	(204)	(91)
Other operating expenses	(110)	(184)	(83)
Depreciation and amortisation	(7)	(22)	(10)
Gross operating income	**2,072**	**1,401**	**1,376**
Risk-related costs	**10**	**24**	**(47)**
Net operating income	**2,082**	**1,425**	**1,329**
Net income on disposal of non-current assets	**(162)**	**(561)**	**14**
Pre-tax income on ordinary activities	**1,920**	**864**	**1,343**
CA/CL integration-related costs	(12)	(87)	(56)
Net extraordinary items	(624)	(2)	-
Corporate income tax	199	383	276
Net allowances to Fund for General Banking Risks and regulated provisions	611	91	56
Net income for the years	**2,094**	**1,249**	**1,619**

CHANGE IN SHAREHOLDERS' EQUITY

(in millions of euros)	Share capital	Premiums and reserves and retained earnings	Regulated provisions investment grants	Total shareholders' equity
Balance at 31 December 2002	**2,917**	**9,323**	**5**	**12,245**
Dividends paid for 2002		(729)		(729)
Change in share capital[1]	1,504			1,504
Change in share premium[2]		6,306		6,306
Change in reserves				0
Net income for 2003		611		611
Other changes[3]	-	112	(1)	111
Balance at 31 December 2003	**4,421**	**15,623**	**4**	**20,048**
Dividends paid for 2003		(800)		(800)
Change in share capital[1]				
Interim dividend paid for 2004		(433)		(433)
Change in share premium[2]				
Net income for 2004		1,249		1,249
Other changes	-	(10)	(2)	(12)
Balance at 31 December 2004	**4,421**	**15,629**	**2**	**20,052**
Dividends paid for 2004		(521)		(521)
Change in share capital[1]				
Change in share premium[2]				
Net income for 6m to 30 June 2005		2,094		2,094
Other changes	-	(1)	(1)	(2)
Balance at 30 June 2005	**4,421**	**17,201**	**1**	**21,623**

The number and nominal values of the shares that make up the share capital are shown in Note 1 - Legal and financial background.

(1) Breakdown of change in share capital by origin:	*31/12/03*	*31/12/04*	*30/06/05*
Payment of dividends in shares			
New share issue for cash	*445*		
New share issue in exchange for assets	*1,059*		

(2) Breakdown of change in premiums by origin:	*31/12/03*	*31/12/04*	*30/06/05*
Payment of dividends in shares			
New share issue for cash	*1,860*		
New share issue in exchange for assets	*4,446*		

(3) Other changes in 2003: €118m arising on the transfer to retained earnings of the impact of the change in method of accounting for bond issue expenses.

3

The following table cross-references this document with: (i) the main headings required under European Regulation 809/2004, in application of the "Prospectus" Directive; and (ii) the pages in the Shelf-registration Document D.05-0233 and its updates (A.01, A.02, A.03, A.04), which are updated by this document

European legislation[1]	Page number in shelf-registration document (SD) and updates	Page number in this document
1. Persons responsible for document		
Persons responsible for information	p. 206 SD, p. 2 A.01, p. 3 A.02, p. 3 A.03, p. 2 A.04	p. 4
Statement by persons responsible for document	p. 206 SD, p. 2 A.01, p. 3 A.02, p. 3 A.03, p. 2 A.04	p. 4
2. Statutory auditors	p. 206 SD, p. 2 A.01, p. 4 A.02, p. 4 A. 03, p. 3 A.04	p. 4
3. Selected financial information	p. 6-8, 31 and 47 SD, p. 9 and 25 A.01, p. 8 and 16 A.03	p. 9-11
4. Risk factors	p. 61-78 SD	p. 23-27
5. Information on the company		
Company background and prospects	p. 9, 12-13, 53, 58-60, 113-114, 186 and 212 SD, p. 28-34 A.01, p. 38-39 A.02, p. 7-54 A.03	p. 5-74
Capital expenditure and investments	p. 28-29, 58-60 and 113-114 SD, p. 6-7 and 58-59 A.01, p. 38 A.02, p. 53-54 A.03, p. 6-7 A.04	p. 20, 21, 117, 140
6. Review of business operations		
Main business lines	p. 16-26 and 60 SD, p. 7 A.04	p. 12
Main markets	p. 36- 47, 77, 163-165 SD, p. 11-24, 109-111 A.01	p. 13-20
7. Organisation chart		
Description of the Group and its major subsidiaries	p. 14-15, 61, 112-113, and 128-137 SD, p. 11-12, 74-83 A.01, p. 8-10 A.04	
Dependent relationships among Group entities	p. 8 A.04	
8. Property, plant and equipment	p. 144 SD, p. 90 A.01, p.10 A.04	p. 106, 129
9. Review of financial condition and earnings		
Financial condition*	p. 28-60 SD, p. 5-34 A.01 and p. 7-51 A.03	p. 8-74
Operating income*	p. 30-60 SD, p. 5-34 A.01 and p. 7-51 A.03	p. 8-74
10. Cash position and capital		
Information on company's share capital (short-term and long-term)	p. 6-7, 47-49, 150-152 and 178 SD, p. 25-27, 96-98 A.01, p. 7-8 A.02, p. 46 A.03	p. 11, 20, 78-80, 122-124, 117, 140
Source and amount of company's cash flows and description of cash-flows	p. 7, 49-50, 62 and 148-149 SD, p. 26-28, 38-39, 94-95 A.01, p. 41 A.03	p. 117, 140
Information on company's borrowing terms and financing structure	p. 61-62, 146-149, 190-191 SD, p. 67 and 92-94 A.01	p. 108-110, 131-132
Sources of financing expected to be used to meet investment decisions	p. 7 A.04	p. 117, 140
11. Research and development	N/A	
12. Information on trends	p. 53 SD, p. 28 A.0.1, p.10 A.04	p. 23

European legislation[1]	Page number in shelf-registration document (SD) and updates	Page number in this document
13. Earnings projections or estimates	N/A	
14. Administrative, executive and supervisory bodies and general management		
Information on members of administrative and executive bodies	p. 102-105 SD, p. 10-28 A.04	p. 21-24
Conflicts of interest within administrative, executive and supervisory bodies and general management	p.28 A.04	
15. Remuneration and benefits	p. 102-103 SD, p. 28 A.04	
16. Operation of administrative, executive and supervisory bodies		
Expiration of terms of appointment	p. 103 to 105 SD, p.14-20 A.04	
Information on service contracts between members of administrative bodies and the company or one of its subsidiaries	p. 29 A.04	
Information on Company's Audit Committee and Compensation Committee	p. 91-92 SD	
Company's compliance with applicable corporate governance system	p. 88-89 SD, p. 29 A.04	
17. Employees		
Number of employees and breakdown by main type of activity and by location	p. 78-83 SD, p. 29 A.04	
Profit-sharing and stock-options	p. 102-103 SD	
Employee share ownership agreement	p. 192-193 SD	p. 20, 30
18. Main shareholders	p. 8, 88-89 and 190 SD, p. 29 A.04	p. 20
19. Related-party transactions	p. 90, 112-113, and 194 SD	
20. Financial information on the company's assets, financial condition and results		
Historical financial information*	p. 107 -184 and 208-209 SD, p. 3-4, 53-117 A.01, p. 5-6 A.02 p. 5-6 A.03	
Pro forma financial information	p. 30 and 208-209 SD, p. 3-4 and 8 A.01	
Financial statements	p. 173-184 SD	
Audits of annual historical financial information	p. 170, 183-184, 208-209 SD, p. 3-4, 116-117 A.01, p. 5-6 A.02 p. 5-6 A.03	
Interim period financial information	A.03	p. 7-146
Dividend distribution policy	p. 8, 10 and 190 SD	
Legal and arbitration proceedings	p. 76-77 SD, p. 30 A.04	p. 26
Significant trend in financial or business situation	p. 30 A.04	
21. Supplemental information		
Share capital	p. 8, 52, 86, 189, 190, 193 SD, p. 30-33 A.04	p. 20, 146
Memorandum and articles of association	p. 88-92 SD, p. 186-190 SD, p. 33 A.04	
22. Major contracts	p. 112-113 and 194 SD, p. 33 A.04	
23 Information provided by third parties, statements from experts and declarations of interest	N/A	
24. Documents available to the public	p. 186 SD, p. 33 A.04	
25. Information on investments in associates	p. 14-15 and 18-26 SD	

[1] European legislation includes EC Directive 2003/71 of the European Parliament and European Council of 4 November 2003 on the prospectus to be published in the event of a public offering of negotiable securities or in view of listing securities, and the amendment to EC Regulation 809/2004 of 29 April 2004 implementing the Directive.
N/A = not applicable.
** The following documents are incorporated by reference: the Crédit Agricole S.A. 2002 shelf-registration document registered by the COB on 23 May 2003 under number R.03-093; the Crédit Agricole S.A 2003 shelf-registration document registered by the AMF on 4 May 2004 under number R.04-073; and the updates to those documents. Pursuant to Article 28 of EC Regulation 809/2004, the following documents are also incorporated into this update by reference:*
- the Auditors' Reports on the consolidated financial statements of the Crédit Agricole S.A. and Crédit Agricole groups for the year ended 31 December 2003 and the financial statements of the Crédit Agricole S.A and Crédit Agricole groups for the year ended 31 December 2003;
- the Auditors' Reports on the consolidated financial statements of the Crédit Agricole S.A. and Crédit Agricole groups for the year ended 31 December 2002 and the financial statements of the Crédit Agricole S.A and Crédit Agricole groups for the year ended 31 December 2002;
- the Auditors' Reports on the pro forma consolidated financial statements of the Crédit Agricole S.A. and Crédit Agricole groups for the years ended 31 December 2003, 31 December 2002 and 31 December 2001 and the pro forma financial statements of the Crédit Agricole S.A and Crédit Agricole groups for the years ended 31 December 2003, 31 December 2002 and 31 December 2001.



CRÉDIT AGRICOLE S.A.

Crédit Agricole S.A.
A French limited company with a share capital of €4,491,966,903
Paris Trade and Company Registry N° 784 608 416
91-93, boulevard Pasteur - 75015 Paris
Tél. 33 (0) 1.43.23.52.02
www.credit-agricole-sa.fr

Labrador 33 1 53 06 30 80 Photo credit: Walter Sanders - Greg Pease; Getty Images.

Crédit Agricole S.A.
File No. 82-34771

Exhibit 2.1

Publications relating to the issuance of €500 million in subordinated debt

Published in the BALO on September 28, 2005

Please see the attached English-language summary.

English summary from French

Crédit Agricole S.A. BALO Notice published September 28, 2005, pages 23472-23473

This notice announces an offering by Crédit Agricole S.A. of subordinated debt with no fixed term (TSDI). This notice states that as of July 31, 2005, the total of previously issued outstanding debt amounted to €13,291,976,859, to €6,795,463,692 for redeemable subordinated debt (TSR) and to €2,555,050,000 for subordinated debt with no fixed term (TSDI).

The notice announces an offering by Crédit Agricole S.A. of subordinated debt with no fixed term. The notice describes the Board of Directors' decision, at their meeting of June 1, 2005, to proceed with the issuance in France or abroad of bonds or warrants, subordinated or not, reimbursable at a fixed term or, at the latest, at the time of the dissolution of the company, supported or not by bonds and indexed or not to any type of index or security.

The notice announces that head of the asset/liability management and financial relations division, having already exercised this right to the amount of €466,300,000, has decided to issue subordinated debt with no fixed term in a minimum amount of €400,000,000 and a maximum amount of €500,000,000.

After describing the administrative procedure by which this issuance will occur, the notice announces that the securities will pay interest at a nominal rate of 3.75%. Interest will be payable quarterly, at the annual rate divided by 4. The first interest period will be payable as of January 20, 2006 and the last as of October 20, 2020. Application will be made to list the securities on Eurolist by Euronext Paris S.A. Their expected date of valuation is October 20, 2005 under *code valeur* number FR 0010236836, and the closing of the offering will also occur on October 20, 2005. The principal amount of the notes will be announced in the BALO on October 5, 2005.

Crédit Agricole S.A.
File No. 82-34771

Exhibit 3.1

Press releases issued by Crédit Agricole

Through September 30, 2005

Please see attached.

CALYON
CORPORATE AND INVESTMENT BANK

Paris, 1 September 2005

Press release

Two new Directors elected to Calyon Board

Jean-Dominique Comolli, Chairman of the Board of Directors of **Altadis**, and Franck Dangeard, Chairman and Chief Executive Officer of **Thomson**, have been elected to the Board of Directors of Calyon.



Jean-Dominique Comolli has been Chairman of the Board of Directors of Altadis since June 2005. He was co-Chairman of Altadis from December 1999 to June 2005, and Chairman and Chief Executive Officer of Seita from December 1993 to December 1999. From September 1989 to November 1993, he was Director General of Customs and Indirect Taxes, having previously held several positions in the Budget Department of the French Ministry of the Economy.
Mr Comolli, 57, has a masters degree in economics and is a graduate of IEP Paris and ENA.



Frank Dangeard has been Chairman and Chief Executive Officer of Thomson since September 2004. He was Deputy Chief Executive Officer of France Telecom and non-executive Chairman of Thomson from September 2002 to September 2004. He joined Thomson in April 1997 as Deputy Chief Executive Officer and was appointed Deputy Chairman of the Board of Directors in July 2001. From September 1989 to April 1997, he was Managing Director of investment bank SBC Warburg, and in 1995 was appointed Chairman of the Executive Board of SBC Warburg France. From September 1986 to June 1989, he practised as a lawyer with Sullivan & Cromwell in New York and London.
Mr. Dangeard, 47, is a graduate of HEC, IEP Paris and Harvard Law School. He is a member of the New York bar association.

6 September 2005

Alexandra Rocca appointed at LCL

Press release

Alexandra Rocca has been appointed Director of Communications at LCL Le Crédit Lyonnais.

Her responsibilities will notably include overseeing advertising, press relations, corporate sponsorship/patronage and internal communications. She is also joining the General Management Committee.

Alexandra Rocca, 43 years old and a graduate of the HEC Paris business school and the Institut d'Etudes Politiques in Paris with a bachelor's degree in the arts, was previously Director of Communications at the Galeries Lafayette department stores. She had held this position since 2001, after spending a large part of her career with the Air Liquide group, where she was notably Deputy Head of Group Communications from 1996 until 2001.



CRÉDIT AGRICOLE S.A.

Paris, 7 September 2005

Strong earnings growth

Half year 2005 results

(H1-05 compared to H1-04)

• **Gross operating income**	**€2,231 million (+11.5%)**
• **Net income - Group share**	**€1,865 million (+31.3%)**
• **Cost/income ratio**	**66.7% (-1.4 points)**
• **Annualised ROE**	**15.9%**

Crédit Agricole S.A.'s Board of Directors, chaired by René Carron, met on 6 September 2005 to approve the results for the first half of 2005.

Crédit Agricole S.A. achieved strong growth in the first half of 2005. Net income - Group share amounted to €1,865 million, an increase of 31.3% compared with the same period last year, demonstrating the continuation of the group's durable and profitable growth. The cost/income ratio improved significantly and annualised ROE stood at 15.9%.

This performance reflects solid growth in gross operating income (+11.5%), a further decrease in risk-related costs to an all-time low and a significant increase (+27.2%) in the contribution from equity affiliates.

The Group has undergone extensive changes since the integration of Crédit Lyonnais was finalised. The 2005 financial year is the first full year of the Group's new configuration. Each business line contributed to this growth, driven by sustained business momentum at the Regional Banks and Crédit Lyonnais, strong growth in asset management and specialised financial services and a sharp increase in corporate and investment banking revenues.

Second quarter 2005 results

(Q2-05 compared to Q1-05)

- **Gross operating income** **€1,207 million (+17.9%)**
- **Net income - Group share** **€960 million (+6.1%)**

The Group performed very well in the second quarter of 2005, with gross operating income up 17.9% compared with the previous quarter (up 1.6% compared with the second quarter of 2004), driven in particular by strong growth momentum in all retail banking-related activities and the excellent operating performance of corporate and investment banking activities.

After the Board Meeting, Jean Laurent, Chief Executive Officer, highlighted "*these robust first-half results, with growth of more than 30 %, with an impressive performance in the second quarter*". He added that "*all of the profitability targets set at the time of the offer for Crédit Lyonnais were exceeded in the first half of the year; these excellent results demonstrate the relevance of the strategic decisions that governed the acquisition and the integration of Crédit Lyonnais*".

The Chairman, René Carron, stated "*these solid results for the second quarter and first half of the year are promising; they attest to the strength of the group, which is in full working order, and provide the basis for its future growth*".

*

* *

In addition, the Board of Directors took note of the results of the €400 million rights issue reserved for employees, which was oversubscribed by a large amount. This demonstrates employees' confidence in the company. Subsequently, employees own 6% of Crédit Agricole S.A.'s share capital in employee shareholding plans. At 26 August 2005, the number of new shares created was 23,799,864, bringing Crédit Agricole S.A.'s total share capital to 1,497,322,301 shares.

CRÉDIT AGRICOLE S.A. CONSOLIDATED RESULTS

Net income - Group share for the first half of 2005 came to €1,865 million, an increase of 31.3% compared with the same period in 2004. Not including integration-related costs, net income came to €1,963 million, an increase of 27.9% compared with the first half of 2004[1].

Net banking income came to €6,694 million, up 6.7%, driven mainly by sustained activity in asset management and corporate and investment banking. **Operating costs** were contained at €4,463 million, an increase of 4.4% compared with the first half of 2004. This evolution in costs relates mainly to the excellent condition of corporate and investment banking activities, with synergies able to offset most of the cost increases relating to organic growth. Consequently, **gross operating income** amounted to €2,231 million, up 11.5% compared with the same period in 2004.

The **cost/income ratio** improved by a further 1.4 percentage points from 68.1% in the first half of 2004 to 66.7% in the first half of 2005.

Risk-related costs amounted to €261 million; in a continuing favourable risk climate, risk-related costs decreased by 15.5% compared with the same period in 2004.

The contribution from equity affiliates increased by 27.2% from €580 million in the first half of 2004 to €738 million. This robust growth was mostly driven by the Regional Banks, which increased their contribution by 18.3%, and the contribution of international retail banking activities (up 34.8% year-on-year), including Banca Intesa in particular.

Pre-tax income on ordinary activities came to € 2,727 million, an increase of 21.6% on the first half of 2004. **Integration-related costs** recognised in the first half of 2005 totalled €144 million (or €98 million net of tax). These costs related to the financing of projects intended to generate synergies (streamlining of properties and IT systems, early retirement plan). These costs should noticeably decrease during the second half of the year.

The synergies achieved (€612 million for the full year in 2005 as of 30 June 2005) are in line with the group's cost-cutting targets (€620 million in 2005 and €760 million in 2006).

Net income - Group share before integration-related costs rose by 27.9% to €1,963 million, giving an annualised ROE of 15.9%.

In the second quarter of 2005, net income - Group share came to €960 million, confirming the positive trend, with growth of 6.1% in relation to the first quarter of 2005 and 22.9% in relation to the second quarter of 2004. This performance is due to ongoing improvement in **gross operating income** to €1,207 million, an increase of 1.6% compared with the same period in 2004 and 17.9% compared with the first quarter of 2005. Risk-related costs declined further in relation to the first quarter. **Income from equity affiliates** rose by 39.4%, mainly thanks to the excellent contribution from Banca Intesa.

---

[1] In order to make comparisons more relevant, information relating to the first half of 2004 has been estimated in accordance with IAS/IFRS, including IAS 32 and 39 and IFRS 4. These figures have not been reviewed by the auditors.

In € millions	Q2-04*	Q2-05	ΔT2/T2*	H1-04*	H1-05	Δ H1/H1*
Net banking income	**3,328**	**3,461**	**+ 4.0 %**	**6,274**	**6,694**	**+ 6.7 %**
Operating expenses	(2,140)	(2,254)	+ 5.3 %	(4,273)	(4,463)	+ 4.4 %
Gross operating income	**1,188**	**1,207**	**+ 1.6 %**	**2,001**	**2,231**	**+ 11.5 %**
Risk-related costs	(102)	(123)	+ 20.6 %	(309)	(261)	(15.5 %)
Equity affiliates	251	350	+ 39.4 %	580	738	+ 27.2 %
Net gain (loss) on disposal of other assets	(24)	14	n.s.	(29)	19	n.s.
Pre-tax income on ordinary activities	**1,313**	**1,448**	**+ 10.3 %**	**2,243**	**2,727**	**+ 21.6 %**
Integration-related costs	(123)	(95)	(22.8 %)	(164)	(144)	(12.2 %)
Net income	**861**	**1,070**	**+ 24.3 %**	**1,577**	**2,042**	**+ 29.5 %**
Net income - Group share	**781**	**960**	**+ 22.9 %**	**1,420**	**1,865**	**+ 31.3 %**
Net income - Group share before integration-related costs	**869**	**1,026**	**+ 18.1 %**	**1,535**	**1,963**	**+ 27.9 %**
Cost/income ratio	**64.3 %**	**65.1 %**	**+ 0.8 pt**	**68.1 %**	**66.7 %**	**(1.4 pt)**
ROE					**15.9 %****	

* Data for 2004 estimates based on IAS/IFRS have not been reviewed by the auditors, including 32 and 39 and IFRS 4 ; data for 2005, based on IAS/IFRS including 32 and 39 and IFRS 4 were subject to a limited review.

** Net income - Group share excluding integration-related costs as a percentage of average equity, excluding unrealised capital gains

FINANCIAL POSITION

Crédit Agricole S.A.'s consolidated shareholders' equity amounted to €27.7 billion at end-June 2005 versus €26.1 billion at end-December 2004.

Risk-weighted assets increased by 9.4% in the first half 2005 and the Tier One solvency ratio was 7.8% at end-June 2005 versus 7.4% at end-December 2004 on unaudited estimates restated under IFRS.

The overall solvency ratio was 8.2% versus 8.0% at end-December 2004 restated under IFRS.

All business lines increased their contribution to group income. Thanks to the strong business momentum of French retail banking activities and a good cost control, both the Regional Banks and Crédit Lyonnais were able to improve their operating income significantly; asset management posted a high level of new inflows and significantly higher results; specialised financial services benefited from the favourable combination of strong organic growth and an active acquisition strategy; corporate and investment banking revenues and results increased sharply and the cost/income ratio improved substantially; international retail banking was boosted by the excellent performance of Banca Intesa.

Annualised ROE of business lines increased significantly to 20.2%, above the target of 18% for 2006.

1. FRENCH RETAIL BANKING – CRÉDIT AGRICOLE REGIONAL BANKS

The Regional Banks' contribution to Crédit Agricole S.A.'s consolidated net income rose by 18.3% to €373 million. This reflects the continuing strong growth momentum of the Regional Banks, with tight control of operating expenses and low risk-related costs. The Regional Banks accounted for nearly 14% of the Group's pre-tax income on ordinary activities.

Total customer assets continued to rise at a sustained rate of 6.9% or €28.2 billion between June 2004 and June 2005 to €436.4 billion.
Passbook deposits rose by 7.9% and life insurance inflows remained robust, while in-force business increased by 10.6% year-on-year. Investments in mutual funds and securities grew further, with year-on-year growth of 9.5% and 9.7% respectively.

Lending activities were characterised by strong growth in new medium- and long-term lending, which amounted to €26 billion in the first half of the year, up 11.9% compared with the first half of 2004. While new lending remained robust in mortgage loans (up 16.8%), it was also buoyant in other sectors such as corporates (up 18.4%) and small businesses (up 13.5%). The loan book increased by 8.9% year-on-year, exceeding the level last year.

In € millions	Q2-05	Δ Q2/Q2	Δ Q2/Q1	H1-05	Δ H1/H1
Net income accounted for at equity (25 %)	**169**	**+ 37.5 %**	**+ 11.9 %**	**320**	**+ 13.0 %**
Change in share of reserves	39	n.m.	n.m.	124	n.m.
Contribution of equity affiliates	208	+ 32.9 %	(12.2 %)	444	+ 18.3 %
Tax*	(15)	+ 36.4 %	(73.2 %)	(71)	+ 18.3 %
Net income	**193**	**+ 32.7 %**	**+ 6.8 %**	**373**	**+ 18.3 %**

* Tax impact of dividends received from the Regional Banks.

In the first half of 2005, the Regional Banks' **net banking income** in their individual accounts amounted to €6.254 billion, an increase of 6.7% compared with the same period in 2004. Adjusted for dividends received from Crédit Agricole S.A., net banking income was up 4.4%. Thanks to tight control of costs (up 2.3%), **the cost/income ratio** decreased further to 58.2%, down 1.2 points compared with the first half of 2004. **Gross operating income** came to €2.371 billion, an increase of 7.5% compared with the same period in 2004.

The **cost of credit risk** declined by 5 points compared with the first half of 2004 to 23 basis points, a historically low level. In addition, doubtful loans decreased to 3.3% of total loans outstanding compared with 3.7% last year, while provision cover improved to 73%.

Consequently, **aggregate net income accounted for at equity** at 25% increased by 13.0% to €320 million, with the contribution to Crédit Agricole S.A.'s consolidated income up 18.3% at €373 million, after tax paid by Crédit Agricole S.A. on dividends received from the Regional Banks.

Annualised ROE stood at 20.6%.

In the **second quarter of 2005**, **gross operating income** rose by 13.4% year-on-year. Net banking income adjusted for dividends received from Crédit Agricole S.A. by the Regional Banks increased by 6.8% compared with the same period last year. Operating expenses rose by 2.4% compared to Q2-04. The aggregate net income of the Regional Banks in their individual accounts grew by 30.1%, compared to the same period of 2004. The contribution **on an equity-accounted basis** at 25% in Crédit Agricole S.A.'s accounts came to €169 million, up 37.5% on the second quarter of 2004.

2. FRENCH RETAIL BANKING – CRÉDIT LYONNAIS

In keeping with the trend seen in the first quarter, business momentum remained strong in the second quarter of 2005. At the end of the summer, Crédit Lyonnais took a key step in its corporate strategic plan, adopting a new logo and a new brand.

Total customer assets rose by 5.9% over one year thanks to strong growth in passbook deposits (up 19%), significant acceleration in growth in sight deposits and the continuing robust performance of life insurance, with in-force business up 9.8% compared with the first half of 2004. June was a particularly buoyant month for mutual funds thanks to the successful launch of a new capital guaranteed fund, with deposit taking of €200 million in less than one month.

Lending remained buoyant with strong growth in new mortgage loans (up 25% in the second quarter of 2005 year-on-year), with no deterioration in the banking margin, and robust growth in new medium- and long-term SME loans (up 34% in the first half of 2005 year-on-year) and professional loans (up 25% in the second quarter of 2005 year-on-year). The loan book increased by 6.6% to €50.3 billion at end-June 2005, boosted by a sharp increase in mortgage loans (up 9.4% over one year) and professional loans (up 4.3%), mainly equipment loans.

In € millions	Q2-05	ΔQ2/Q2*	Δ Q2/Q1	H1-05	Δ H1/H1*
Net banking income	**900**	**+ 3.7 %**	**+ 7.6 %**	**1,737**	**+ 2.4 %**
Operating expenses	(613)	+ 0.6 %	(2.0 %)	(1,240)	0.0 %
Gross operating income	**287**	**+ 11.0 %**	**+ 36.3 %**	**497**	**+ 9.1 %**
Risk-related costs	(31)	(13.9 %)	(25.5 %)	(72)	(8.9 %)
Pre-tax income on ordinary activities	**256**	**+ 15.0 %**	**+ 51.5 %**	**425**	**+ 12.9 %**
Tax	(77)	+ 11.8 %	+ 51.8 %	(128)	+ 10.4 %
Net income	**179**	**+ 16.5 %**	**+ 51.4 %**	**297**	**+ 14.0 %**
Cost/income ratio	**68.2 %**	**(2.1 pts)**	**(6.7 pts)**	**71.4 %**	**(1.7 pt)**
Allocated capital (€ bn)				**2.4**	
ROE				**25.1 %**	

* 2004 figures are like-for-like

In the first half of the year, **gross operating income** rose by 9.1%, with **net banking income** up 2.4% at €1,737 million, driven by a 4.2% increase in commission income (largely from insurance commission income) and net interest income (up 0.9%). In the second quarter, net interest income improved by 2.3% thanks to higher volumes and solid income in financial management. **Operating expenses** remained stable at €1,240 million; the progress of the corporate strategic plan was reflected by a reduction in recurring costs, offsetting marketing

investment (continued efforts to optimise the branch network, growing momentum of telephone platforms, launch of the new "LCL" brand).
The **cost/income ratio** improved by 1.7 points to 71.4%.

Risk-related costs amounted to €72 million, a decrease of 8.9% compared with the first half of 2004. The cost of risk (including collective provisions) as a percentage of risk-weighted assets stood at 36 basis points at end-June 2005 versus 45 basis points in 2004. Provision cover strengthened further to 80.3%.

Net income amounted to €297 million, an increase of 14% compared with the first half of 2004. Annualised **ROE** was 25.1%.

In the second quarter of 2005, **gross operating income** came to €287 million, up 11.0% year-on-year, thanks to a 3.7% increase in **net banking income**, driven by improvement in net interest income and higher commission income. The increase in **operating expenses** was limited to 0.6% compared with the same period in 2004. **Risk-related costs** declined by 13.9% to €31 million. Net income came to €179 million, an increase of 16.5% compared with the second quarter of 2004.

3. SPECIALISED FINANCIAL SERVICES

Specialised financial services continued to benefit from strong growth in consumer lending and further targeted acquisitions to strengthen or complement existing activities.

The **consumer credit business** continued to expand via acquisitions, with:

- finalisation of the takeover of Credilar in Portugal, a subsidiary of Portuguese bank Millennium BCP specialising in household equipment. Credilar's activities will be merged with those of Sofinco's Portuguese subsidiary, Credibom, to create one of the leaders in the Portuguese market;

- the announcement of the acquisition of 100% of Czech company CP Leasing, specialising in car leasing, which is one of the top 10 leasing companies in the country with market share of around 10% and leased assets of €166 million at end-December 2004.

Consumer credit outstandings, mainly handled by Sofinco, Finaref and Lukas, rose by 15.2% year-on-year to €34.2 billion at end-June 2005. This growth stemmed from acceleration in new business, which grew by 18.4% year-on-year, mainly thanks to foreign subsidiaries, which achieved growth of 45.6%, particularly Agos Itafinco and Creditplus. In France, where new business rose by 6.1%, demand was underpinned by increased cooperation with the Regional Banks (up 25.1% year-on-year) and the Crédit Lyonnais network (up 13.7% year-on-year).

Consumer credit accounted for 85% of specialised financial services' gross operating income.

In a sluggish investment climate, **the lease financing business** was strengthened further and achieved growth of 5.6% in new business, with outstandings remaining stable at €12.6 billion at end-June 2005.

The factoring business maintained its impetus with factored revenues up 15% year-on-year. Outstandings amounted to €5.2 billion, with much stronger growth outside France (+13.8%), particularly in Germany (No 3 in its market) and Belgium. Crédit Agricole S.A. increased its interest in Eurofactor from 49.1% to 98.2% through the purchase at the end of December 2004, of Eurler Hermes' interest in it.

In € millions	Q2-05	Δ Q2/Q2*	Δ Q2/Q1	H1-05	Δ H1/H1*
Net banking income	**594**	**+ 0.7 %**	**(1.5 %)**	**1,197**	**+ 5.9 %**
Operating expenses	(308)	+ 1.8%	(4.8 %)	(632)	+ 6.8 %
Gross operating income	**286**	**(0.4%)**	**+2.3 %**	**565**	**+ 5.0 %**
Risk-related costs	(85)	(1.3 %)	(12.2 %)	(183)	(3.2 %)
Equity affiliates	0	n.m.	n.m.	2	n.m.
Net gain (loss) on disposal of other assets	-	n.m.	n.m.	-	n.m.
Pre-tax income on ordinary activities	**201**	**+ 1.8 %**	**+ 9.7%**	**384**	**+ 12.8 %**
Tax	(72)	+ 17.4 %	+ 25.8 %	(129)	+ 7.7 %
Net income before integration-related costs	**129**	**(5.3 %)**	**+2.1%**	**255**	**+ 15.6 %**
Cost/income ratio	**51.9 %**	**+ 0.5 pt**	**(1.8 pt)**	**52.8 %**	**+ 0.4 pt**
Allocated capital (€ bn)				**2.1**	
ROE				**23.7 %**	

* 2004 figures are like-for-like

In the segment as a whole, **net banking income** rose by 5.9% year-on-year to €1,197 million. With a 6.8% increase in operating expenses due to the expansion of the international consumer credit business, **gross operating income** increased by 5.0% to €565 million.
Risk-related costs remained tightly controlled (down 3.2%). **Net income before integration-related costs** came to €255 million, up 15.6% compared with the same period in 2004. Annualised ROE stood at 23.7%.

In the **second quarter of 2005, gross operating income** amounted to €286 million, quasi-stable (down 0.4%) in relation to the second quarter of 2004. **Net banking income** increased by 0.7%, impacted by slower growth in lease financing revenue while the business line undergoes re-organisation. Operating expenses rose by 1.8% due to the strong growth of international activities. Risk-related costs declined by 1.3% year-on-year. Net income before integration-related costs was down in relation to the second quarter of 2004 but increased by 2.1% compared with the first quarter.

4. ASSET MANAGEMENT, INSURANCE AND PRIVATE BANKING

Once again, the **asset management and insurance** business lines posted excellent results and stepped up growth by looking to establish leading positions in their areas of activity:

- **signature at the end of May 2005 of an agreement with Banca Intesa** concerning the acquisition of a 65% stake in the entity formed from the merger between Nextra Investment Management and Crédit Agricole Asset Management sgr, with a 12-year distribution agreement. This deal will make Crédit Agricole one of the top five asset management firms in Europe and the only company with a leading position in both Italy and France.
- **combination of the expertise of CAAM** and Calyon in structured products and accounts under management to create CASAM, entity of the asset management business line, which has started operating as at 1 September.
- **creation of CACEIS**, Crédit Agricole-Caisse d'Epargne Investor Services, on 31 August 2005, specialising in financial services for institutional customers and major companies. CACEIS is a key player in France and in Europe, where it has a wide presence (Paris, Luxembourg, Madrid, Brussels, Dublin and Amsterdam).
- **in private banking, the merger between CAI Luxembourg and CL Luxembourg** to form Crédit Agricole Luxembourg. This new entity is a key player in this market, with more than €10 billion in assets under management.
- **in property and casualty insurance**, the acquisition of a 40% stake in AF IARD.

Assets under management for the segment as a whole increased sharply to €461.5 billion (excluding double counting) at end-June 2005, up 15.0% year-on-year. This growth reflects the sharp increase in new inflows in asset management and life insurance, as well as the stock market upturn.

In **asset management**, growth in assets under management was particularly robust (+15.8% excluding intragroup transfers), amounting to €395.8 billion at end-June 2005, an increase of €41.5 billion compared with the first half of 2005 (on a like-for-like basis and comparable methods). This **growth** resulted from a high level of net new inflows at nearly €21 billion in the first half of the year, including €12 billion in the second quarter alone, as well as a positive market effect (€20.7 billion). Most new inflows were focused on bonds and alternative funds. International subsidiaries maintained their strong growth momentum, contributing 38% to net new inflows in the first half of the year. In the second quarter, CAAM's innovation capability was reflected by the launch of new structured funds (Protéin'2, Magnésium, Biathlon) and the development of a tracker fund listed on Euronext, the CAC 40 Indexis ETF.

Private banking saw firm growth in the first half of 2005, with assets under management rising by €5.2 billion since the start of the year. The benefits of the new structure in France and abroad are beginning to be seen, particularly with the robust performance of BGPI and in Monaco. At end-June 2005, assets under management stood at €73 billion, with 60% abroad and 40% in France.

Life insurance achieved excellent performance. Premium income amounted to €9.7 billion in the first half of the year, an increase of 12.8% compared with the same period in 2004, in line with the market. New unit-linked product inflows increased by 37% year-on-year, thanks in particular to new inflows in guaranteed funds. Assets under management amounted to €136.6 billion, an increase of 10.4% over one year.

Growth in property and casualty insurance remained robust in the first half of the year: premium income increased by 19.9% and new business grew by 20.8%, driven by healthcare products and products for farmers and professionals.

In € millions	Q2-05	Δ Q2/Q2*	Δ Q2/Q1	H1-05	Δ H1/H1*
Net banking income	**751**	**+ 7.1 %**	**(3.3 %)**	**1,529**	**+ 10.5 %**
Operating expenses	(350)	+ 2.9 %	+ 3.7 %	(688)	+ 4.0 %
Gross operating income	**401**	**+ 11.1 %**	**(8.7 %)**	**841**	**+ 16.4 %**
Risk-related costs	4	n.m.	n.m.	4	n.m.
Equity affiliates	4	n.m.	n.m.	13	n.m.
Net gain (loss) on disposal of other assets	(1)	n.m.	n.m.	(2)	n.m.
Pre-tax income on ordinary activities	**407**	**+ 15.6 %**	**(9.2 %)**	**856**	**+ 19.8 %**
Tax	(112)	(4.8 %)	(29.4 %)	(272)	+ 14.6 %
Net income before integration-related costs	**295**	**+ 25.9 %**	**+ 1.9 %**	**584**	**+ 22.4 %**
Cost/income ratio	**46.6 %**	**(0.8 pt)**	**+ 3.2 pts**	**45.0 %**	**(2.2 pts)**
Allocated capital (€ bn)				**5.8**	
ROE				**20.2 %**	

* 2004 figures are like-for-like

Gross operating income increased by 16.4% year-on-year thanks to strong growth in net banking income to €1,529 million, up 10.5% compared with the same period in 2004, combined with a more limited increase in operating expenses (up 4.0%).

Net income before integration-related costs came to €584 million, an increase of 22.4% compared with the first half of 2004. ROE stood at 20.2%.

Business in the second quarter was particularly robust, with **net banking income** up 7.1% year-on-year. **Operating expenses** increased by 2.9% and gross operating income rose by 11.1%. **Income** before integration-related costs came to €295 million, an increase of 25.9% compared with the second quarter of 2004.

5. CORPORATE AND INVESTMENT BANKING

Since Calyon was formed one year ago, the corporate and investment banking division has seen continuing growth in income. **Net income** before integration-related costs increased by **48.4%** and ROE improved by 17.4%, above the period average of 15%. The first half of the year confirmed the trend of strong revenue generation that began in the fourth quarter of 2004. Thanks to the favourable pincer effect between the sharp rise in **net banking income** (up 11%) and the reduction in **operating expenses** (down 0.9%), reflecting integration-related synergies, **gross operating income** rose by 40% year-on-year. As a result, the cost/income ratio improved significantly to 63.3%, down 7.6 points.

The rapid improvement in the performance of the corporate and investment banking division is partly thanks to the Group's strong and well established position in a number of business lines on which Calyon is capitalising, notably **structured finance** (No 1/2 mandated arranger of project finance worldwide), **equity research** (No 1 in France on small and mid-caps), in **capital market activities** (in Asia, No 2 in structured credit products), and **investment banking** (No 1 bookrunner for share issues in France and No 1 bookrunner for IPOs in France and Europe).

One year after the effective merger, Calyon has set its targets for the next three years: net banking income of €1 billion in three years to €4.7 billion in 2007, improvement in the cost/income ratio to 60% (compared with 71% at end-December 2004) and durable improvement in ROE.

In € millions	Q2-05	Δ Q2/Q2*	Δ Q2/Q1	H1-05	Δ H1/H1*
Net banking income	**1,119**	**+ 17.3 %**	**+ 8.4 %**	**2,152**	**+ 11.0 %**
Operating expenses	(684)	+ 1.4 %	+ 1.0 %	(1 362)	(0.9 %)
Gross operating income	**435**	**+ 55.8 %**	**+ 22.5 %**	**790**	**+ 40.0 %**
Risk-related costs	10	(77.8 %)	(26.1 %)	24	X 3.4
Equity affiliates	30	+ 54.6 %	+ 35.7 %	52	+ 43.1 %
Net gain (loss) on disposal of other assets	(1)	n.m.	n.m.	3	n.m.
Pre-tax income on ordinary activities	**474**	**+ 47.9 %**	**+ 20.0 %**	**869**	**+ 48.4 %**
Tax	(108)	+ 45.4 %	+ 15.6 %	(202)	+ 48.4 %
Net income before integration-related costs	**366**	**+ 48.6 %**	**+ 21.4 %**	**667**	**+ 48.4 %**
Cost/income ratio	**61.2 %**	**(9.6 pts)**	**(4.5 pts)**	**63.3 %**	**(7.6 pts)**
Allocated capital (€bn)				**7.7**	
ROE				**17.4 %**	

* 2004 figures are like-for-like

In the **second quarter of 2005**, **net income before integration-related costs** came to €366 million, an increase of 48.6% compared with the second quarter of 2004. This improvement was thanks to the sharp rise in net banking income (up 17.3%) and tight control of operating expenses (up 1.4%). Gross operating income increased by 55.8% to € 435 million and the cost/income ratio declined by 9.6 points to 61.2%.

These very favourable developments relate to both financing activities and capital markets and investment banking.

Financing activities

In € millions	Q2-05	Δ Q2/Q2*	Δ Q2/Q1	H1-05	Δ H1/H1*
Net banking income	**501**	**+ 10.4%**	**+ 18.5%**	**924**	**+ 5.7%**
Operating expenses	(210)	(6.3%)	+ 4.1%	(412)	(13.0%)
Gross operating income	**291**	**+ 26.6%**	**+ 31.6%**	**513**	**+ 27.8%**
Risk-related costs	15	(71.0%)	+ 17.1%	28	+ 86.7%
Equity affiliates	30	+ 54.6%	+ 35.7%	52	+ 43.1%
Net gain (loss) on disposal of other assets	1	n.m.	n.m.	1	n.m.
Pre-tax income on ordinary activities	**337**	**+ 20.3%**	**+ 31.6%**	**594**	**+ 37.0%**
Tax	(74)	+ 20.6%	+ 26.8%	(132)	+ 26.4%
Net income before integration-related costs	**264**	**+ 20.2%**	**+ 33.0%**	**462**	**+ 40.3%**
Cost/income ratio	**41.9 %**	**(7.5pts)**	**(5.8 pts)**	**44.5%**	**(9.6pts)**
ROE	**20.6 %**			**18.0%**	

* 2004 figures are like-for-like

In the first half of 2005, **financing activities** generated **net income** before integration-related costs of €462 million, an increase of 40.3% compared with the first half of 2004. In a climate of weak demand and declining margins, **net banking income** rose by 5.7% to €924 million (up 7.5% like-for-like and at constant exchange rates), benefiting from growth in higher value-added activities, particularly structured finance (up 16.5% like-for-like and at constant exchange rates). **Operating expenses** decreased significantly (down 13% or 11.9 % like-for-like and at constant exchange rates). As a result, **gross operating income** increased by 27.8% (up 30.4% like-for-like and at constant exchange rates) and the **cost/income ratio** improved by 9.6 points year-on-year to 44.5%.

Risk-related costs recorded a net provision reversal of €28 million and **income from equity affiliates** (relating mainly to the contribution from Al Saudi Al Fransi) amounted to € 52 million, an increase of 43.1% over the period.

In a climate of continuing fierce competition, asset performance (net banking income/risk-weighted assets) improved in the **second quarter of 2005** to 2.44% compared with 2.25% in the first quarter, illustrating Calyon's stronger position among its customers, particularly in structured finance and syndicated loans. **Net banking income** increased significantly (up 10.4% compared with the second quarter of 2004 and 18.5% compared with the first quarter of 2005) and operating expenses declined by 6.3% year-on-year.

Gross operating income benefited from the favourable pincer effect, rising by 26.6%. The **cost/income ratio** therefore stood at 41.9% at the end of the second quarter, an improvement of 7.5 points compared with the same period in 2004.

As a result of a net provision reversal of €15 million and a higher contribution from equity affiliates, **net income before integration-related costs** increased by 20.2% to €264 million.

Capital markets and investment banking

In € millions	Q2-05	Δ Q2/Q2*	Δ Q2/Q1	H1-05	Δ H1/H1*
Net banking income	**618**	**+ 23.6%**	**+ 1.3%**	**1,228**	**+ 15.3%**
Operating expenses	(475)	+ 5.3%	(0.3%)	(951)	+ 5.4%
Gross operating income	**143**	**X2.9**	**+ 7.3%**	**277**	**+ 69.9%**
Risk-related costs	(5)	(18.3%)	n.m.	(4)	(50.0%)
Net gain (loss) on disposal of other assets	(2)	(33.3%)	n.m.	2	n.m.
Pre-tax income on ordinary activities	**136**	**X3.4**	**(1.4%)**	**275**	**+ 80.9%**
Tax	(34)	X2.6	(2.8%)	(70)	X2.8
Net income before integration-related costs	**102**	**X3.8**	**(1.0%)**	**205**	**+ 70.4%**
Cost/income ratio	**76.8%**	**(13.4pts)**	**(1.3pt)**	**77.4%**	**(7.3pts)**
ROE	**15.7%**			**16.0%**	

* 2004 figures are like-for-like

In the first half of 2005, capital markets and investment banking generated **net banking income** of €1,228 million, an increase of 15.3% compared with the first half of 2004, thanks particularly to the continuing recovery of equity derivatives activities, which saw a four-fold increase in revenues, as well as a solid performance in securitisation products. **Operating expenses** increased by 5.4% due to expansion in business and organic growth. **Gross operating income** rose significantly by 69.9% to €277 million.

Net income before integration-related costs came to €205 million, an increase of 70.4% compared with the first half of 2004. Annualised ROE stood at 16.0%.

In the **second quarter**, in a climate affected by the general credit market crisis, **net banking income** was resilient, thanks to non-recurring transactions, and increased by 23.6% year-on-year or 1.3% compared with the first quarter. Operating expenses were contained (up 5.3% compared with the second quarter of 2004 and down 0.3% compared with the first quarter of 2005) and **gross operating income** (€143 million) was 2.9 times the one of the second quarter of 2004 or 7.3% compared with the first quarter. Net income before integration-related costs came to €102 million, more or less stable (down 1.0%) in relation to the first quarter but three times higher than in the second quarter of 2004.

6. INTERNATIONAL RETAIL BANKING

The scope of the international retail banking division was redefined and streamlined over the first half of the year to cope with its expansion. This redefinition resulted in the transferral of certain subsidiaries (notably BFCAG, Yemen, Egypt) to other business lines. In addition to investments in European banks Intesa, BES and Emporiki, the division now consists primarily of former Crédit Lyonnais subsidiaries in Africa, the main one being Crédit du Maroc.

Furthermore, in keeping with its growth strategy, Crédit Agricole S.A. has acquired a 71% majority stake in Serbia's Meridian Bank to create one of the country's leading financial services companies. Meridian Bank A.D. will play an active role in retail banking, focusing in particular on individuals and SMEs, and will develop corporate banking. It will also aim to penetrate the insurance, lease financing and consumer credit markets via specialised entities.

The majority of international retail banking **income** is generated from **equity affiliates,** which contributed €230 million, an increase of 34.8% year-on-year. This was mainly attributable to Banca Intesa, which enjoyed an excellent first half of the year.

Net income rose by 29.2% to €240 million, bringing annualised ROE to 20.9%.

In € millions	Q2-05	Δ Q2/Q2*	Δ Q2/Q1	H1-05	Δ H1/H1*
Net banking income	**88**	**+ 18.5 %**	**+ 40.3 %**	**152**	**+ 5.2 %**
Operating expenses	(76)	+ 32.1 %	+ 45.0 %	(129)	+ 14.1 %
Gross operating income	**12**	**(27.5 %)**	**+ 17.0 %**	**23**	**(26.8 %)**
Risk-related costs	(10)	n.m.	n.m.	(13)	+ 12.5 %
Equity affiliates	107	+ 25.3 %	(12.3 %)	230	+ 34.8 %
Net gain (loss) on disposal of other assets	3	n.m.	n.m.	-	-
Pre-tax income on ordinary activities	**112**	**+ 13.8 %**	**(12.4 %)**	**240**	**+ 26.0 %**
Tax	1	n.m.	n.m.	-	n.m.
Net income	**113**	**+ 18.7 %**	**(10.3 %)**	**240**	**+ 29.2 %**
Cost/income ratio	**86.0 %**	**+ 8.9 pts**	**+ 2.8 pts**	**84.8 %**	**+ 6.6 pts**
Allocated capital (€ bn)				**2.4**	
ROE				**20.9 %**	

* 2004 figures are like-for-like

In the **second quarter of 2005**, **net income** amounted to €113 million, an increase of 18.7% year-on-year.

7. PROPRIETARY ASSET MANAGEMENT AND OTHER ACTIVITIES

Proprietary asset management and other activities sustained a loss, before integration-related costs, of €276 million in the first half of 2005 compared with a loss of €217 million in the first half of 2004. This was mainly due to the rise in financing costs relating to the group's expansion, as well as an increase in costs relating to pension liabilities.

In € millions	Q2-05	ΔQ2/Q2*	Δ Q2/Q1	H1-05	Δ H1/H1*
Net banking income	**8**	**(94.4 %)**	**n.s.**	**(72)**	**X 3.9**
Operating expenses	(221)	+ 43.7 %	+ 16.1 %	(412)	+ 41.2%
Gross operating income	**(213)**	X15.4	**(21.1 %)**	**(484)**	**+ 56.0 %**
Risk-related costs	(10)	(9.9 %)	(9.1 %)	(21)	(16.0 %)
Equity affiliates	1	n.m.	n.m.	(4)	n.m.
Net gain (loss) on disposal of other assets	13	n.m.	n.m.	18	n.m.
Pre-tax income on ordinary activities	**(209)**	**X6.1**	**(25.5 %)**	**(491)**	**+ 44.5 %**
Tax	72	n.s.	(50.0 %)	215	+ 74.8%
Net income before integration-related costs	**(138)**	X2.3	**(0.2%)**	**(276)**	**+ 27.3 %**

* 2004 figures are like-for-like

CRÉDIT AGRICOLE GROUP CONSOLIDATED RESULTS

In the first half of 2005, the Crédit Agricole group generated **net income - Group share** of €2,726 million, representing a year-on-year increase of 24.5%.
This growth was mainly due to the strong business momentum of all of the group's business lines, explaining the 5.3% increase in **net banking income**, while **operating expenses** were contained, rising by 3.7%. **Gross operating income** rose by 8.1% year-on-year to €4,608 million and risk-related costs fell by 19.8%. Income from equity affiliates increased by 44.1%. Over the period, integration-related costs fell by €20 million to €144 million.

Total shareholders' equity (Group share) came to €47.0 bn at end-June 2005. The solvency ratio was 9.9% (Tier One ratio of 7.6%).

Group financial data

€m	H1-04	H1-05	Δ H1/H1
Net banking income	**12,004**	**12,637**	**+5.3%**
Operating expenses	(7,740)	(8,029)	+3.7%
Gross operating income	**4,264**	**4,608**	**+8.1%**
Risk-related costs	(739)	(593)	(19.8%)
Equity affiliates	202	291	+44.1%
Net income on other assets	(28)	19	n.m.
Pre-tax income on ordinary income	**3,699**	**4,325**	**+16.9%**
integration-related costs	(164)	(144)	(12.2%)
Tax	(1,201)	(1,293)	+7.7%
Net income	**2,334**	**2,888**	**+23.7%**
Net income - Group share	**2,189**	**2,726**	**+24.5%**

The above data relate to the Crédit Agricole group, consisting of all Local Banks, Regional Banks, Crédit Agricole S.A. and subsidiaries.

* * *

Presentation available on the website: www.credit-agricole-sa.fr



CRÉDIT AGRICOLE S.A.

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9 September 2005

Christian Duvillet appointed at LCL

Christian Duvillet has been appointed Deputy Chief Executive Officer of LCL Le Crédit Lyonnais.

Mr Duvillet, 56 years old, has a degree in political science and a masters in law. He has been a director of Crédit Lyonnais since 2003, and was previously Chief Executive Officer of Caisse Régionale de Crédit Agricole d'Aquitaine. After starting his career with the Société Générale group, in 1976 Christian Duvillet joined Crédit Agricole, where he held senior management roles within various Regional Banks.

Mr Duvillet will join LCL on 15 September 2005, and will be part of the Executive Committee chaired by Georges Pauget, LCL's Chief Executive Officer.

In particular, Mr Duvillet's duties will include the implementation of the business plan and the deployment of LCL's new commercial position.

About LCL:

LCL is the new name for Crédit Lyonnais.

Since it became part of the Crédit Agricole S.A. Group in 2003, the scope of LCL's activities has focused on individual, professional and SME customers in France.
LCL currently has 6,000,000 customers, 1,900 branches and 27,000 employees.

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CRÉDIT AGRICOLE S.A.


achmea

Press release

Crédit Agricole S.A. to acquire the fund administration and custody and private banking businesses of Achmea in Luxembourg

Paris, 14 September 2005 Crédit Agricole S.A. will acquire the fund administration and custody and private banking businesses of Achmea in Luxembourg, with effect from 31 October 2005, under the terms of an agreement signed on 30 June 2005. At present, Achmea provides these services through Banque Colbert (Luxembourg) S.A.

The fund administration and custody activity will be taken over by Crédit Agricole Investor Services Bank Luxembourg. Further to an agreement signed on 30 June 2005 between Crédit Agricole S.A. and Caisse Nationale des Caisses d'Epargne, Crédit Agricole Investor Services Bank Luxembourg is now part of Crédit Agricole Caisse d'Epargne Investor Services (CACEIS). It will shortly be renamed CACEIS Bank Luxembourg.

Crédit Agricole Luxembourg (Private Bank) will take over the private banking business, while Crédit Agricole Luxembourg Conseil will acquire two other activities: financial engineering and domiciliation.

In all, this operation affects 53 people, who will be re-assigned to other Crédit Agricole entities in Luxembourg.

The deal will allow Achmea to focus on its insurance business. For Crédit Agricole S.A., the acquisition is totally consistent with its international growth strategy.



CRÉDIT AGRICOLE S.A.

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19 September 2005

CACEIS, a company jointly owned by Crédit Agricole and Groupe Caisse d'Epargne is now operational.

Press release

(Paris, September 19, 2005) – CACEIS, the fruit of both groups' determination to combine the securities services businesses of their respective subsidiaries (CA-IS and IXIS IS) with a view to creating a major European institution offering financial services to institutional investors and major corporations, is now in marching order...

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CRÉDIT AGRICOLE S.A.

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22 September 2005

The Crédit Agricole Group announces the creation of Crédit Agricole Structured Asset Management.

Press release

Crédit Agricole Asset Management (CAAM), Crédit Agricole Group's Asset Management division, and Calyon, Crédit Agricole Group's Corporate and Investment Banking division, today announced the creation of a 50/50 joint venture: **Crédit Agricole Structured Asset Management (CASAM).**

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23 September 2005

Crédit Agricole Private Equity invests in the Altrad group.

Press release

Crédit Agricole Private Equity invests 16 million euros in the Altrad group.

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Press release

FINAREF LAUNCHES EUROPE'S FIRST SALES AND MARKETING DIPLOMA SPECIALISED IN CONSUMER CREDIT

Paris, 26 September 2005 **Finaref is launching its own sales and marketing diploma programme in consumer credit. The programme is arranged in association with the Montpellier-based Institut des Sciences de l'Entreprise et du Management (ISEM) and the University of Lille II, and the diploma will be recognised at European level. The first intake of 15 candidates from Finaref's call handling centres start classes in October and expect to graduate in 2007.**

Finaref's sales and marketing diploma is aimed at staff members – customer sales advisors responsible for payment collection, and insurance managers – who have followed two years of higher education and have worked for the company for at least one year. Some 30 staffers applied to follow the course, and 15 were selected on the basis of their application and an interview with the human resources department. The 15 make up the first intake for this new course.

Explains Hubert de Pelet, Chairman of Finaref's Managing Board: "Our aim with this diploma programme is to offer an opportunity to staff members wishing to continue their further education, thus giving them a genuine chance to advance their career by obtaining a diploma recognised at European level. This initiative is consistent with Finaref's focus on human values and career development".

A core curriculum with specialist options

The course consists of 600 hours' tuition, spread over two years. Some 300 hours will take place during working hours. Forty per cent of the classes will be taught at the Roubaix centre of Lille II University, close to Finaref headquarters. The remaining 60 per cent will consist of an online e-learning programme to be followed in the students' spare time. The entire course, including personal work, represents the equivalent of one-and-a-half days per week for four semesters. The core curriculum comprises management techniques, accounting and administration, statistics, public relations, English and business law. A series of specialist options, created specifically for Finaref, includes retail law, legislation on financing and insurance, distance selling and negotiating techniques, as well as the consumer credit market in English speaking countries.

Finaref empowers its staff

Finaref provides every candidate with a laptop computer, a printer and an ADSL connection. It also pays their tuition fees. Candidates will each have a manager to act as their tutor throughout the two-year course and will receive a €1,500 bonus if they graduate. Evaluation will be based on continuous assessment and half-yearly exams. For the next intake, Finaref will also provide support for course applicants who do not have two years' further education. The company will help them to obtain the French government's work experience recognition qualification, or VAE, so that they can apply to follow the Finaref diploma course.

About Finaref
Finaref is France's market leader in private label store cards and distance marketing of financial products. Part of the Crédit Agricole S.A. group, Finaref operates in the interlocking sectors of credit and insurance.

Finaref creates financial products and services and markets them remotely to the customers of major retail chains (La Redoute, Fnac, Printemps, Club Mediterranée, Surcouf, Verbaudet, Cyrillus etc.), both in France and internationally. In 2004, the company had €5 billion in outstandings and originated €3 billion in credit. Growth is underpinned by a multi-channel distribution system combining direct marketing, via call centres and e-business platforms, and a network of 250 sales outlets.
www.finaref.fr

CRÉDIT AGRICOLE
PRIVATE EQUITY

Paris, 28 September 2005

Press release

Crédit Agricole Private Equity arranges Cendry Group acquisition

The Cendry Group, based in Nancy, has just been acquired by a group of financial investors (CIC Finance, CARVEST, SNVB Participations, Croissance Nord Pas de Calais) headed by Crédit Agricole Private Equity, via an MBI.

Cendry is a footwear retailer that owns a chain of 90 stores operating under the Beryl name in downtown locations and in shopping malls. The business was founded in 1930 by the Bonus family. It gradually built up a chain of stores in cities in eastern and northern France, offering ranges of family-oriented footwear including its own brands and those of French and international designers.
The company has over 650 employees and sales of €60m. It plans to continue to expand "without changing a tried and true concept", according to David Sztabholz, the new manager.

According to Jean-Michel Solier, Associate Director of Crédit Agricole Private Equity, "the deal was arranged with moderate leverage so as to enable the Beryl chain to continue to increase its coverage, especially in the western part of France".

About Crédit Agricole Private Equity

Crédit Agricole Private Equity, Crédit Agricole S.A.'s private equity arm, is dedicated to direct investments in unlisted companies.

Its staff of 35 professionals specialising in four business lines (Expansion Capital & LBOs/MBOs, Venture Capital, Secondary Market, Mezzanine) manage €1.3bn in venture capital mutual investment funds and venture capital subsidiaries. Crédit Agricole Private Equity helps businesses finance their expansion plans.

About CIC Finance

CIC Finance, a subsidiary of the CM-CIC Group, manages assets of €450m and primarily invests that group's own funds. CIC Finance has a portfolio of over 70 equity investments, most of them generalist, but with a strong focus on the retailing, services and healthcare sectors.

Its mission is to act as the management's core financial shareholder and partner and to help raise expansion capital and financing for LBOs and MBOs.

About CARVEST

CARVEST (Crédit Agricole Régions Investissement) is the private equity arm of the Crédit Agricole Eastern France Regional Banks. Its staff of five professionals is based in Reims and Lyon. CARVEST helps regional SMEs to finance their expansion and LBO/MBO plans with investments of up to €3m on a stand-alone basis and of over €3m in conjunction with Crédit Agricole Private Equity.

UNE RELATION DURABLE, ÇA CHANGE LA VIE. 

Paris, 29 September 2005

Press release

Crédit Agricole's new position and new motto:

"Une relation durable, ça change la vie"

On 30 September 2005, Crédit Agricole adopts a new motto: "Une relation durable, ça change la vie".

To meet its ambitious goals in terms of boosting market share and NBI, especially in urban areas, and to fulfil its customers' changing needs in terms of their banking relationship, Crédit Agricole is making three commitments:

I. To build a new position based on lasting relationships.
II. To introduce new banking products that will help fulfil this new promise.
III. To roll out a new advertising campaign to underpin this strategy shift.

I. A new position: to build lifelong relationships with customers as their banking partner in good times and in bad

- The concept of lasting relationships is a modern-day variant of Crédit Agricole's founding values – consideration and respect for the client. It entails listening closely when customers choose a product or service, thinking about the moment when they are making their choice by offering them the right product at the right time, taking their budget considerations into account, and positioning Crédit Agricole as the institution that can demystify the complexities of the banking world while helping the customer make the right choice.

- Being the bank that is a partner to its customers means being a trusted intermediary that can help its clients make important choices and showing that our advisors as well as all employees throughout the Group are involved and proactive.

- Being there in good times and in bad means making a long-term commitment to help customers by making special gestures, like offering exclusive advantages and loyalty rewards, and gestures that make a real difference during life's major events, especially during difficult times.

II. New banking products to meet our promise

Crédit Agricole is making a big promise and customers are looking for action, not words. Over the next few months, it will show how it plans to fulfil this promise on a regular basis.

Crédit Agricole has already launched new ranges simultaneously(*), which position Crédit Agricole as a partner to young people who are taking their traffic driving test or taking out their first insurance policy, or who are prospective new tenants. Crédit Agricole is also the right partner during life's more difficult times.

Over time, new ranges will be added to underpin this marketing position. An update will be released in November.

(*) The terms and conditions of each offer will be presented in press releases to be issued as of Friday 30 September.

III. An advertising campaign to support this strategy shift: a mix of originality, convenience, humour and humility

This new motto and these undertakings will be underpinned by an advertising campaign produced by the Providence agency (Havas Group) and designed to meet the challenge of translating this new stage in the Group's history into pictures and words. This imaginative, surprisingly offbeat and humorous campaign will include 450 commercials for broadcast TV stations and 3,000 for cable TV channels as well as 1,250 radio spots.

- Using song as the medium to make people want to believe in the new Crédit Agricole.
  - Customers will hear the substance of the message only if the form captures their imagination. To do this, a new language had to be invented to symbolise the new attitude of Crédit Agricole advisors and to imprint this change in the relationship.
  - Songs lend Crédit Agricole's message greater resonance and vitality. They give the campaign a simple, understandable, mainstream quality and serve as the basis for a vast, modern advertising saga.

- A mainstream campaign that brings new freshness to the banking world.
  - Convenience, positive attitude, cheerfulness and responsiveness are the key words of the campaign, used to give the impetus needed to overcome customers' apathy and make them want to knock on Crédit Agricole's door.
  - Plain language delivered in a modern, elegant, refined style that never falls into the trap of rhetoric or disparaging customers or consumers. The refinement in the language can be summed up in word – respect, which is the keystone of both the strategy and its form.

With this campaign, Crédit Agricole is reasserting its position as a modern-day brand that is highly effective yet available to all, that never delivers sermons but instead constantly fosters a balance in the relationship between its advisors and customers.

Crédit Agricole S.A.
File No. 82-34771

Exhibit 3.2

Shareholder Newsletter No. 11

September 2005

Please see attached.



shareholders' Club newsletter

September 2005 No. 11



René Carron Chairman — Georges Pauget CEO

Georges Pauget succeeds Jean Laurent as Crédit Agricole S.A.'s CEO

On 12 September 2005, Georges Pauget was appointed CEO of the Crédit Agricole S.A. group. He replaces Jean Laurent, who was warmly thanked for his efforts by all members of Crédit Agricole S.A.'s Board of Directors. Under Mr Laurent's stewardship, the Group underwent two major transformations, i.e. flotation on the stock-market and the acquisition and integration of Crédit Lyonnais.

Today, the Group intends to broaden its international reach by building on existing positions, i.e. Calyon's international network

(continued on page 2)

Strong growth in the first half

Crédit Agricole had a good first half, with net income Group share up 31.3% at €1.865bn.

Page 2

Bank mergers: the new trend?

Crédit Agricole S.A.'s economists look at the current wave of bank consolidation in Europe.

Page 4

Asset management: CAAM

Crédit Agricole Asset Management, one of Europe's top five asset managers.

Page 6



Share price

€23.74 at 07/09/05.

After some turbulence in June, the share price bottomed out at €20.52 on 17 July, before rallying to €23.01 in early August. Since then, the stock has performed in line with the CAC 40.



CRÉDIT AGRICOLE S.A.

(continued from page 1)



Georges Pauget succeeds Jean Laurent as Crédit Agricole S.A.'s CEO

and businesses, the specialised financial services segment's successful international expansion and large equity stakes in major European banks. Fresh impetus will be given to international asset management, retail banking and insurance (both life and property/casualty). This will be the main task of Georges Pauget, who will also finalise Crédit Agricole S.A.'s development plan. This plan will be presented in the next Shareholders' Club Newsletter at the end of the year.

First-half 2005 results were good, with net income - Group share up 31.3% at €1.865bn. First-half ROE was higher than the post-integration target, and strong operational performances were testimony to the success of the integration. The Group is now reaping the benefits of the merger, and these will form the basis of our future development.

René Carron
Chairman

Georges Pauget, 58 years old, has spent his entire career with the Crédit Agricole group. He has been CEO of several Regional Banks, deputy CEO of Crédit Agricole S.A. since January 2003 and CEO of Crédit Lyonnais since December 2003. He was the driving force behind the launch of LCL.



Strong growth in first-half 2005 results

Net income - Group share rose by 31.3% to €1.865bn in the first half, continuing the Group's sustainable and profitable growth. This performance was driven by a firm 11.5% increase in gross operating income, an improved cost/income ratio, a further reduction in risk-related costs and a sharp 27.2% increase in the contribution of equity affiliates. Each business line contributed to this growth. Commercial activity was underpinned by the Regional Banks and the Crédit Lyonnais network, while the asset management and specialised financial services businesses showed strong impetus, and Calyon achieved rapid growth in revenues and earnings.

+ 31,3%

Increase in net income – Group share

These results were achieved by a Group that has been radically transformed since the successful integration of Crédit Lyonnais.

Banca Intesa Two-year strategic plan



Banca Intesa's head office in Milan

Banca Intesa is Italy's leading bank, and Crédit Agricole S.A. is its largest shareholder with a 16.77% stake. In July, Banca Intesa presented its strategic plan for the next two years. It is aiming to become one of Europe's leading banks in terms of value creation, quality of service and profitability. As well as a net income target of €3bn and a return on equity target of 20% in 2007, the plan includes €2bn of investment in new services for customers.

Crédit Lyonnais becomes LCL

"Ask your money to do more for you" is LCL's new motto, adopted as part of the crescendo business project. LCL is committed to increasing its focus on customers' requirements, offering greater speed, availability and efficiency, along with more services. Examples of LCL's innovative approach are account numbers that stay the same even if the customer changes branches, and the ability to issue a mortgage loan offer within two working days.


LCL
DEMANDEZ
PLUS
À VOTRE ARGENT

Sofinco: further progress in Europe

In line with its European expansion strategy, Sofinco has acquired C.P. Leasing, a Czech company specialising in vehicle leasing with purchase option. By gaining a position in this market, Sofinco will gradually be able to develop its entire range of products in the Czech Republic. At the same time, Sofinco creates Portugal's leading consumer credit company by acquiring Credilar from Millennium bcp and merging it with its existing Portuguese subsidiary Credibom.



Share price

SHARE PRICE PERFORMANCE BETWEEN 2 JANUARY 2004 AND 7 SEPTEMBER 2005


Crédit Agricole S.A.
CAC 40
DJ Euro Stoxx Bank
€23.74
25
24
23
22
21
20
19
18
17
02 January 2004
01 March 2004
01 May 2004
01 July 2004
01 Sept. 2004
01 Nov. 2004
01 January 2005
01 March 2005
01 May 2005
01 July 2005
07 Sept. 2005

TECHNICAL DETAILS:

- → **ISIN code:** FR0000045072
- → **Ticker:** ACA
- → **Number of shares:** 1,497,322,301
- → **Market capitalisation:** €35.5bn

→ **Indexes**
- CAC 40
- DJ Euro Stoxx 50
- Euronext 100
- ASPI Eurozone

On 7 September 2005, there were 1,497,322,301 Crédit Agricole S.A. shares in issue, an increase of 23,799,864. This rise is the result of the capital increase reserved for Crédit Agricole group employees, for which the subscription period was between 30 May and 16 June 2005.



Is there a trend towards banking consolidation in Europe?

UniCredit's offer for HVB appears to mark the resumption of merger activity in Europe. Crédit Agricole S.A.'s economists take a look at the situation

On 12 June 2005, Italian bank UniCredit announced a merger with German bank HVB. As well as altering the banking landscape in Europe, the creation of this new bank appears to confirm the resumption in cross-border M&A activity. The current phase started in 2004 with the purchase of UK bank Abbey by Spain's Santander, and follows a quiet three years in terms of pan-European mergers. M&A activity is now rising again on the back of companies' improving financial positions, stronger banking systems and surplus capital on banks' balance sheets. In the USA, certain very large deals have taken some banks close to the authorised limit of 10% market share in terms of deposits. For these banks, Europe is therefore an alternative avenue for expansion. As a result, European banks may try to combine in a defensive manner. However, there remain major obstacles in terms of regulations, taxation and culture, and cost synergies are harder to generate in cross-border mergers than in domestic ones. Nevertheless, they offer other

M&As IN THE EURO AREA BANKING SECTOR


Value in billion euro
Number of deals
120
100
80
60
40
20
0
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
Value of cross-border M&As
Value of domestic M&As
Number of cross-border M&As
Number of domestic M&As
Source: BCE

French inheritance law news

To complete the modernisation of inheritance law that began in 2002, a bill will be presented to the French parliament in the autumn of 2005. Among other features, the bill should allow an heir to give up his/her share of an estate in favour of another heir, and should allow generation-skipping (e.g. allowing bequests to be made to grandchildren).

About CACEIS...

caceis INVESTOR SERVICES Crédit Agricole and the Caisse d'Épargne Group have merged their institutional financial services businesses to create CACEIS. The resulting entity has stronger positions in Europe, where it is a leading player, and is France's leading mutual fund depository bank.

CAAM Immobilier

Crédit Agricole Asset Management Immobilier was formed from a merger between Uniger and CLAM Immobilier. It is a leading player in the SCPI (non-trading property investment companies) market, with a 15% share. CAAM Immobilier manages assets worth €2.2bn.



ways to add value, through creating a more diversified range of businesses, transferring skills and being able to benefit from a turnaround in a weakened bank or national economy. Although many banks remain keen to achieve greater scale, this is unlikely to happen across the board. Cross-border deals will be isolated occurrences, determined by the specific features of the banks involved and the opportunities that may arise.



Shareholders' Club events

CAAM conference in Clermont-Ferrand

On 8 June, more than 600 customers of Crédit Agricole's Centre France Regional Bank and members of Crédit Agricole S.A.'s Shareholders' Club attended a conference hosted by Pascal Blanqué, head of asset management at Crédit Agricole Asset Management.



The meeting shed light on the strategic decisions taken by CAAM.

Maurice Baquier and Bernard Lolliot – respectively Chairman and CEO of Crédit Agricole Centre France – opened the meeting with a presentation of this Regional Bank. Denis Kleiber, head of investor relations, then gave an overview of 2004, an exceptionally busy year in which the highlight was the integration of Crédit Lyonnais. Finally, Pascal Blanqué commented on CAAM's favoured investment strategy in light of the global economic and financial environment.

Why are long bond yields so low?

Probably because of global surplus liquidity resulting from very loose monetary policies. Long yields could easily rise if central banks continue to raise interest rates, which is likely to happen in the USA but also in Europe and Japan in 2006.

Why are risk premiums so low?

Risk premiums have fallen to historically low levels in the last few years, mainly due to firm economic conditions in the USA and the improving financial health of companies in the last few years, along with very low interest rates.

How is the Regional Bank consolidation progressing?

Now that the Normand and Calvados Regional Banks have merged to form the Normandie Regional Bank, the Group has 41 Regional Banks.





Asset management: a highly technical business

CAAM was created from the merger between Crédit Agricole and Crédit Lyonnais' asset management units, and is one of Europe's top five asset managers.

Crédit Agricole and Crédit Lyonnais advisors frequently offer their customers asset management products such as mutual funds. These products are an alternative to investing in shares directly. They allow customers to benefit from the experience of the asset management company, which is in permanent contact with the global markets, and provide access to a wide range of securities, under the supervision of the AMF (French stockmarket regulator). These funds also offer broad diversification across asset classes and geographical zones.

When making its investments, CAAM (Crédit Agricole Asset Management) uses a number of specialist teams featuring highly skilled professionals, making it a genuine centre of expertise and production unit. CAAM's teams complement each other very well, covering all areas of the asset management value chain from product design to marketing. CAAM's investment philosophy is based on clear principles, and combines multi-discipline research, structured investment processes – based on positions developed by analysts, strategists and money managers – and the talents of individuals. It is strengthened further by rigorous risk management. As a result, money is managed by a whole team of professionals with a common goal of providing Group customers with innovative and high-performance investment solutions.

Crédit Agricole Asset Management is France's leading player in collective asset management.

Technical details


Benelux
Finland
UK
Luxembourg
USA
France
Italy
South Korea
Japan
Spain
Greece
Morocco
China
United Arab Emirates
Singapore
Asset management, marketing and/or service branches and subsidiaries
Representative offices or local commercial presence
Partnerships

CAAM's international presence

Crédit Agricole Asset Management operates all over the world, with eight management centres in London, Milan, Madrid, Chicago, Hong Kong, Singapore, Tokyo and Seoul. It has a commercial presence in an additional six countries.

Multiple areas of expertise

To meet the needs of its various customers, CAAM's approach is to develop multiple areas of expertise and to offer a very broad range of products, with the focus on innovation and excellence. These areas of expertise include equities, fixed income and diversified asset management, index-based, quantitative, structured and alternative asset management and socially responsible investment.



CAAM staff in Paris

Crédit Agricole Asset Management in figures

1,697 employees including 418 dedicated asset management professionals and over 300 employees outside France at 31 March 2005.

381.9bn of assets under management, including 37.8bn outside France at 30 June 2005.

No.1 in France in collective asset management

No.4 in Europe in collective asset management



What is a tracker?

An exchange-traded fund, or tracker, is a stockmarket-listed index fund designed to replicate the performance of its underlying index. A tracker allows investors to gain exposure to all the stocks that make up the underlying index in a single transaction.
The Crédit Agricole group offers the CAC40 Indexis, SPDR Euro and SPDR Europe 350 index trackers.

"CAAM is building stronger bases in Europe and beyond"

Thierry Coste, member of Crédit Agricole S.A.'s Executive Committee, Director of the Asset Management business segment and Chairman and CEO of CAAM

What are your current ambitions for CAAM?

T.C. Our ambitions can be stated in simple terms. Firstly, we must continue to set the standard in our customers' eyes. I am thinking of our retail networks, with which we are continuing to strengthen our relationships, but also of our corporate and institutional customers, both in France and abroad. We want to be acknowledged as excellent money managers with top-ranking management teams. Although this is already true in fixed income and several speciality products, we still have some progress to make in some areas, particularly equities.
Excellence also depends on innovation and reporting. We must not be distracted from this by the scale of the funds we manage. Some customers have told us that they are looking closely at our performance in these areas. Lastly, we must strive to improve our financial performance and profitability. If we realise these three ambitions, we will be able to ensure our development and our position as one of Europe's largest asset managers.

What is CAAM's international growth outlook?

T.C. Developing our international presence is a natural avenue of growth for us.
To achieve this, we must build stronger bases in Europe and worldwide. This



strategy is confirmed by our recent large-scale partnership with Banca Intesa in Italy, a market that was worth €520bn in 2004. As a result of the Intesa partnership, we currently rank fourth among European asset managers. The key aspect of this agreement is that it gives us access to a powerful retail network in Europe's second-largest asset management market.
Our strategy is to focus on sealing distribution agreements rather than acquiring production units. In Japan, we have an alliance with Resona, the country's fifth-largest banking group. This has enabled us to become Japan's leading player in structured products and the third-largest foreign asset management company in terms of assets. In South Korea, we have set up an asset management joint venture (40%-owned by CAAM) with National Agricultural Cooperative Federation of Korea, the country's second-largest banking group. We intend to pursue this strategy, and we are hoping to create a similar alliance in China in the near future.





DIARY

November

16 Results for the first nine months of 2005

Shareholders' liaison committee: three new members

Jean-Paul Eiselé, Thierry Savidan and Alain Simonnet have been chosen from a great many applicants to join Crédit Agricole S.A.'s shareholders' liaison committee. The selection was made especially hard by the very high quality of applicants. Candidates were selected on the basis of how well they represented Crédit Agricole S.A.'s individual shareholder base in terms of region, profession and investment profile. The new-look liaison committee will hold its first meeting in September, and will explore new areas of activity.

You can contact us:

BY POST
Shareholder relations
Crédit Agricole S.A.
91-93 boulevard Pasteur
75710 Paris Cedex 15 France

BY E-MAIL
infos.actionnaires@credit-agricole-sa.fr

ON THE WEB
www.credit-agricole-sa.fr



The Shareholders' Club newsletter is published by Crédit Agricole S.A.'s Investor Relations department (ref. no. 7349-DRI-05/05)
91-93 bd Pasteur - 75015 Paris.
Produced by CREAPRESS
Photo credits: T. El Zakaoui, R. Nardoux, T. Ledoux.



CRÉDIT AGRICOLE S.A.

Crédit Agricole S.A.
File No. 82-34771

Exhibit 3.3

Presentation entitled "Crédit Agricole S.A. Half-Year 2005 Results"

September 7, 2005

Please see attached.

Half Year 2005 Results

September 2005


CRÉDIT
AGRICOLE S.A.

Crédit Agricole S.A. consolidated results

✓ Disclaimer

This presentation contains certain forward-looking statements or projections on the business activities or financial position of Crédit Agricole S.A.

This information was developed from scenarios based on a number of economic assumptions for a given competitive and regulatory environment. Therefore, they are by nature subject to random factors that could cause actual results to differ from projections.

The financial statements are based on estimates, particularly in calculating market value and asset depreciation.

The reader must take all these risk factors and uncertainties into consideration before making their own judgement.

✓ Applicable standards and comparisons

The figures in this presentation have been drawn up in accordance with the IFRS accounting standards adopted by the European Union on 31 December 2004 (including IFRS 2).

Within this framework, IAS 32 and 39 and IFRS 4 only apply as of 1 January 2005.

In order to enable comparisons, information relating to the first half of 2004, including the impact of IAS 32 and 39 and IFRS 4, is based on estimates. These estimates have not been reviewed by the Statutory auditors.

Contents

Crédit Agricole S.A. consolidated results

Half Year 2005

- ✓ Gross operating income: €2,231m (+11.5% vs H1-04)
- ✓ Net income – Group share: €1,865m (+31.3% vs H1-04)
- ✓ Cost/income ratio: 66.7% (-1.4 pt vs H1-04)
- ✓ Annualised ROE : 15.9%

Crédit Agricole S.A. consolidated results

Strong growth in half-year earnings

€m	H1-04*	H1-05	Δ H1/H1*
Net banking income	**6,274**	**6,694**	**+6.7%**
Operating expenses	(4,273)	(4,463)	+4.4%
Gross operating income	**2,001**	**2,231**	**+11.5%**
Risk-related costs	(309)	(261)	(15.5%)
Equity affiliates	580	738	+27.2%
Net income on other assets	(29)	19	n.m.
Pre-tax income on ordinary activities	**2,243**	**2,727**	**+21.6%**
Integration-related costs	(164)	(144)	(12.2%)
Net income	**1,577**	**2,042**	**+29.5%**
Net income – Group share	**1,420**	**1,865**	**+31.3%**
Net income - Group share before integration-related costs	**1,535**	**1,963**	**+27.9%**
Cost/income ratio	**68.1 %**	**66.7 %**	**(1.4 pt)**
ROE		**15.9%****	

✓ Solid operating performance:
- NBI: +6.7%
- GOI: + 11.5%
- Cost/income ratio: 66.7% (-1.4 pt)

✓ Further decline in risk-related costs to an all-time low

✓ Significant improvement in profitability:
- Net income – Group share: +31.3%
- ROE (annualised): 15.9%
- EPS (annualised): €2.583 (+32.3% vs H1-04)

* N.B.: unless stated otherwise, all H1-2004 figures and percentage changes in this presentation have been prepared according to IFRS, including IAS 32 and IAS 39, and are therefore unaudited.
** Net income - Group share excluding integration-related costs as a percentage of average equity, excluding unrealised capital gains

Crédit Agricole S.A. consolidated results

Q2-05: favourable trends confirmed

€m	Q2-04*	Q2-05	Δ Q2/Q2*
Net banking income	**3,328**	**3,461**	**+4.0%**
Operating expenses	(2,140)	(2,254)	+5.3%
Gross operating income	**1,188**	**1,207**	**+1.6%**
Risk-related costs	(102)	(123)	+20.6%
Equity affiliates	251	350	+39.4%
Net income on other assets	(24)	14	n.m.
Pre-tax income on ordinary activities	**1,313**	**1,448**	**+10.3%**
Integration-related costs	(123)	(95)	(22.8%)
Net income	**861**	**1,070**	**+24.3%**
Net income – Group share	**781**	**960**	**+22.9%**
Net income - Group share before integration-related costs	**869**	**1,026**	**+18.1%**
Cost/income ratio	**64.3 %**	**65.1 %**	**+0.8 pt**

✓ Further improvement in operating income:
GOI: +1.6% vs Q2-04
+17.9% vs Q1-05

✓ Further reduction in risk-related costs compared with Q1

✓ Significant growth in contribution from equity affiliates:
+39.4% vs Q2-04

✓ Net income – Group share:
+22.9% vs Q2-04
+6.1% vs Q1-05

* N.B.: unless stated otherwise, all Q1-04 and Q2-04 figures and percentage changes in this presentation have been prepared according to IFRS, including IAS 32 and IAS 39, and are therefore unaudited.

Crédit Agricole S.A. consolidated results

Stronger contribution from all business lines

Contribution of business lines to pre-tax income on ordinary activities (before integration-related costs)



€m
156
208
222
256
197
201
352
407
320
474
99
112
RB
LCL
SFS
GA, ins, private bkg
CIB
IRB
Q2-04
Q2-05

Proprietary asset management and other activities: Q2-04 : €(34)m and Q2-05 : €(209)m

Contribution of business lines to pre-tax income on ordinary activities
(excl. Proprietary asset management and other activities and before integration-related costs)



7.4%
22.7%
14.6%
H1-04
7.5%
27.0%
13.2%
26.6%
H1-05

Regional Banks
Robust business growth in all markets and significant improvement in operating income

Crédit Lyonnais
Strong business momentum and tightly controlled costs

Specialised financial services
Positive combination of strong organic growth and acquisition strategy

Asset management, insurance and private banking
Inflows again at a high level and excellent profitability

Corporate and investment banking
Increase in revenues and significant improvement in cost/income ratio

International retail banking
Excellent contribution from Intesa

Crédit Agricole S.A. consolidated results

2006 ROE targets achieved

€bn	H1-05 allocated capital	% H1-05	% H1-04	ROE H1-05	Target* ROE 2006
French retail banking – Regional Banks	3.4	14.2	14.1	20.6%	18%
French retail banking –Crédit Lyonnais	2.4	10.0	10.1	25.1%	25%
Specialised financial services	2.1	8.9	8.6	23.7%	22%
Asset management, insurance and private banking	5.8	24.5	24.1	20.2%	19%
Corporate and investment banking	7.7	32.5	32.4	17.4%	15%
International retail banking	2.4	9.9	10.7	20.9%	12%
Total business lines	**23.8**	**100.0**	**100.0**	**20.2%**	**18%**
Group				**15.9 %****	**15%**

* Target (in French GAAP) announced at the time of the takeover bid for Crédit Lyonnais
** Excluding unrealised capital gains

CRÉDIT AGRICOLE S.A.

Contents

CRÉDIT AGRICOLE S.A.

French retail banking – Regional Banks

Solid performance of Regional Banks

- ✓ Aggregate NBI (in individual accounts) increased by 6.7% vs H1-04 and 2.7% vs Q1-05
- ✓ Risk-related costs remained low during the first half of the year
- ✓ Operating income adjusted for dividends received increased by 10.6% vs H1-04 and 6.5% vs Q1-05

€m	Q2-05	Δ Q2/Q2	Δ Q2/Q1	H1-05	Δ H1/H1
Aggregate NBI	3,169	+1.7%	+.2.7%	6,254	+6.7%
Adjusted NBI*	2,909	+6.8%	+5.0%	5,678	+4.4%
Operating expenses	(1,674)	+2.4%	+2.5%	(3,307)	+2.3%
Aggregate gross operating income	**1,235**	**+13.4%**	**+8.7%**	**2,371**	**+7.5%**
Risk-related cost	(190)	(17.0%)	+22.0%	(345)	(7.8%)
Operating income	**1,045**	**+21.4%**	**+6.5%**	**2,026**	**+10.6%**
Aggregate net income (in individual accounts)*	**566**	**+30.1%**	**+3.6%**	**1,112**	**+10.6%**
Cost/income ratio	**57.5 %**	**(2.5 pts)**	**(1.5 pt)**	**58.2 %**	**(1.2 pt)**

* Aggregate results of the 41 Regional Banks accounted for by the equity method adjusted for Crédit Agricole S.A. dividends received

CRÉDIT AGRICOLE S.A.

French retail banking – Regional Banks

Results of French retail banking – Regional banks

Allocated capital	14.2 %
Pre-tax income	13.8 %

- ✓ The contribution of French retail banking increased by 18.3% vs H1-04 and 6.8% vs Q1-05, including the accounts of Regional Bank subsidiaries, the transition of individual accounts to IFRS and consolidation restatements

€m	Q2-05	Δ Q2/Q2	Δ Q2/Q1	H1-05	Δ H1/H1
Aggregate net income	**566**	**+30.1%**	**+3.6%**	**1,112**	**+10.6%**
Restatements for IFRS and subsidiaries	109	+94.7%	+92.6%	166	+32.2%
Net income accounted for at equity (100%)	675	+37.5%	+11.9%	1,278	+13.0%
Net income accounted for at equity (25%)	**169**	**+37.5%**	**+11.9%**	**320**	**+13.0%**
Change in share of reserves	39	n.m.	n.m.	124	n.m.
Share of income from equity affiliates	208	+32.9%	(12.2%)	444	+18.3%
Tax*	**(15)**	**+36.4%**	**(73.2%)**	**(71)**	**+18.3%**
Net income	**193**	**+32.7%**	**+6.8%**	**373**	**+18.3%**

* Tax impact of dividends received from Regional Banks

CRÉDIT AGRICOLE S.A.

French retail banking – Regional Banks

Further substantial rise in customer deposits outstanding

✓ Robust deposit taking: up €9.1bn in the first half of the year, driven by the performance of life insurance and marketable securities activities: "Protein" mutual fund, bond issues, Sanef share offer, employee savings plans etc.

✓ Customer deposits outstanding increased at a steady rate: +6.9% vs H1-04, including:
- Passbook accounts: +12.2%
- Life insurance: +10.6%
- Marketable securities: +9.6%

€bn

	H1-04	H1-05	Δ H1/H1
Total	408.2	436.4	+6.9%
Securities*	46.5	51.0	+9.7%
Mutual funds and SCPI*	45.1	49.4	+9.5%
Life insurance	94.2	104.2	+10.6%
Time deposits, savings bonds and certificates of deposits	22.7	20.6	+9.3%
Popular savings plans	9.2	10.1	(9,1%)
Home purchase savings scheme	80.8	84.1	+4.1%
Passbook accounts**	50.2	54.1	+7.9%
Sight deposits	59.5	62.9	+5.7%

* Non-Group securities and mutual fund assets held on customer portfolios included in 2005 and retrospectively in 2004.
** CSL, LEP, Codevi, etc.

French retail banking – Regional Banks

Surge in loans outstanding and new lending

- ✓ Further strong growth in new medium- and long-term lending: loan production of €26bn in H1-05 (+11.9% vs H1-04):
  - Robust demand for home loans at €15.7bn (+16.8%), business loans (+18.4%) and professional loans (+13.5%)
- ✓ Accelerated growth in outstandings: + 8.7% in Q1-05, +8.9% in Q2-05. Growth was seen in all sectors

Loan outstanding



€bn
231.4
21.7
14.2
37.2
19.6
28.4
110.3
0
H1-04
252.1
23.7
14.7
39.7
20.3
28.9
124.6
0.2
H1-05

	Δ H1/H1
Total	+8.9%
Local authorities	+9.2%
Consumer credit	+3.9%
SMEs	+6.5%
Professionals	+4.0%
Farming loans	+1,8%
Mortgage loans	+12.9%
Others	[illegible]

CRÉDIT AGRICOLE S.A.

French retail banking – Regional Banks

Strong business momentum and NBI growth of 4.4%*

- ✓ Considerable business momentum in certain products: “Capital Vert Croissance” retirement savings plan (outstandings up 18% over the quarter), “Protein” and “Protein Vie” mutual funds (€665m invested to end-June)
- ✓ Sharp rise in fee income from customers, driven in particular by life insurance and services
- ✓ Net interest margin rose by 5.1% vs Q1, mainly thanks to the impact of quarterly market variations on income from deposit taking and Regional Banks’ financial management activities


Fee income from customers
€m
1,779
450
162
663
504
1,943
497
186
719
541
2,075
527
195
783
570
H1-03
H1-04
H1-05
Δ H1/H1
Total +6.8%
Services and other banking transactions +6.1%
Securities +5.1%
Insurance +8.9%
Account management and payment instruments +5.2%

* Excluding dividends and similar from Crédit Agricole S.A. received by Regional Banks. Excluding return on investment of excess equity, NBI increased by 3.1%.

CRÉDIT AGRICOLE S.A.

French retail banking – Regional Banks

Ongoing improvement in operating income

- ✓ Cost/income ratio reduced further
- ✓ Risk-related costs reduced by 5 points

Continuous improvement in cost/income ratio*



59.4%
58.2%
H1-04
H1-05

Trends in provisioning against bad and doubtful debts and risk-related costs (bp) (excluding collective provisions)



69.2%
73.0%
Provisions/bad & doubtful debts outstanding
3.7%
3.3%
BDD/total loans outstanding
28 bp
23 bp
Cost of credit risk/total loans outstanding
H1-04
H1-05

* Aggregate cost/income ratio of the 41 Regional Banks accounted for by the equity method, excl. dividends paid by Crédit Agricole S.A. to them



CRÉDIT AGRICOLE S.A.

French retail banking – Crédit Lyonnais

Sharp rise in GOI

Allocated capital	10.0%
Pre-tax income	13.2%

- ✓ GOI increased by 9.1% in the first half of the year
- ✓ The cost/income ratio improved by 2.1 points QoQ
- ✓ Strong business momentum maintained against fierce competition
- ✓ Further gains in market share in savings products

€m	Q2-05	Δ Q2/Q2*	Δ Q2/Q1	H1-05	Δ H1/H1*
Net banking income	**900**	**+3.7%**	**+7.6%**	**1,737**	**+2.4%**
Operating expenses	(613)	+0.6%	(2.0%)	(1,240)	0.0%
Gross operating income	**287**	**+11.0%**	**+36.3%**	**497**	**+9.1%**
Risk-related costs	(31)	(13.9%)	(25.5%)	(72)	(8.9%)
Pre-tax income on ordinary activities	**256**	**+15.0%**	**+51.5%**	**425**	**+12.9%**
Tax	(77)	+11.8%	+51.8%	(128)	+10.4%
Net income	**179**	**+16.5%**	**+51.4%**	**297**	**+14.0%**
Cost/income ratio	68.2 %	(2.1 pts)	(6.7 pts)	71.4 %	(1.7 pt)
Allocated capital (€bn)				2.4	
ROE				25.1 %	

* 2004 data are on a like-for-like basis and on comparable methods

CRÉDIT AGRICOLE S.A.

French retail banking – Crédit Lyonnais

Handsome rise in deposit-taking

- ✓ Strong growth maintained in passbook accounts and significant acceleration in growth in sight deposits
- ✓ Satisfactory growth in life insurance, with premium inflows of over €2.1bn in the first half of the year
- ✓ Success of the latest capital guaranteed fund, marketed from June, with €200m taken in three weeks


€bn
115.5
9.3
26.9
28.4
5.1
0.8
14.4
11.3
19.3
H1-04*
122.3
9.0
27.9
31.2
5.5
0.7
14.2
13.5
20.3
H1-05

	Δ H1/H1*
Total	+ 5.9%
Securities	(3.3%)
Mutual funds	+3.6%
Life insurance	+9.8%
Time deposits, savings bonds and certificates of deposits	+8.6%
Popular savings plans	(16.7%)
Home finance savings scheme	(1.1%)
Passbook accounts	+19.0%
Current accounts	+5.2%

* 2004 data are on a like-for-like basis and on comparable methods

French retail banking – Crédit Lyonnais

Further growth in loans outstanding

- ✓ Marked upturn in mortgage loans (+25% in Q2-05 vs Q2-04), with no deterioration in banking margin
- ✓ Robust growth in new medium- and long-term SME loans (+34% in H1-05 vs H1-04) and professional loans (+25% in Q2-05 vs Q2-04)



€bn
47.2
8.7
7.6
6.3
24.6
H1-04*
50.3
9.0
7.9
6.4
26.9
H1-05
Δ H1/H1*
Total +6.6%
SME loans* +3.5%
Professionals* +4.3%
Consumer loans* +2.5%
Home finance +9.4%

* On a like-for-like basis and on comparable methods. Short-term loans to professionals, which were previously included in consumer loans, are now included in professional loans

French retail banking – Crédit Lyonnais

NBI up 2.4%*

- Net interest margin rose by 2.3% vs Q2-04, thanks in particular to a strong performance in financial management
- Sharp increase in commission income, still fuelled by insurance
- Excluding non-recurring items, NBI increased by 1.7% in Q2-05 vs Q2-04



YoY growth
€m
1,696
1,737
929
938
50
153
181
382
49
162
192
395
H1-04*
H1-05
QoQ growth
868
900
481
492
25
76
91
196
26
79
95
209
Q2-04*
Q2-05

	Δ H1/H1*	Δ Q2/Q2*
TOTAL	**+2.4%**	**+3.7%**
Net interest margin	+0.9%	+2.3%
Total fee and commission income	**+4.2%**	**+5.4%**
Services and other banking transactions	(1.8%)	+0.8%
Securities management	+5.7%	+4.8%
Insurance	+6.5%	+5.2%
Account management and payment instruments	+3.3%	+6.3%

* 2004 data are on a like-for-like basis and on comparable methods

French retail banking – Crédit Lyonnais

Operating costs and risk-related costs

- Tight cost controls confirmed by further reduction in recurring expenses, reflecting the progress of strategic plan to improve productivity
- The launch of the new “LCL” brand resulted in marketing expenditure of €7m in the second quarter
- Significant improvement in the cost/income ratio (-1.7 points year-on-year) and reduction in risk-related costs to 36 basis points at end-June 2005 .

Trends in operating expenses


€m
1,240
Marketing investments
+17
Recurring expenses
(17)
1,240
73.1 %
Cost/income ratio
71.4 %
H1-04*
H1-05

Trends in risk-related costs** (incl. collective provisions)


73.7 %
80.3 %
Loans-loss reserves/bad & doubtful debts outstanding
4.7 %
4.3 %
BDD/total loans outstanding
45 bp
36 bp
Cost of credit risk/weighted loans outstandings
2004*
H1-05

* 2004 data are on a like-for-like basis and on comparable methods
** Risk-related costs / weighted loans outstandings

French retail banking – Crédit Lyonnais

LCL: a new logo and a new brand, marking a key stage in the corporate strategic plan



LCL
LE CRÉDIT LYONNAIS

"With LCL, ask more of your money"



More in touch with customers' concerns



Clear and tangible commitment to all customers



Express account reservation



$$$

Mortgage deadline commitments

Ambitious growth plans

+100,000 accounts a year by 2007-2008

Specialised financial services

Results of specialised financial services

- ✓ Strong performance in consumer loans, particularly outside France
- ✓ Re-consolidation in lease finance
- ✓ Robust factoring business

Allocated capital	8.9%
Pre-tax income	11.9%

€m	Q2-05	Δ Q2/Q2	Δ Q2/Q1	H1-05	Δ H1/H1
Net banking income	**594**	**+0.7%**	**(1.5%)**	**1,197**	**+5.9%**
Operating expenses	(308)	+1.8%	(4.8%)	(632)	+6.8%
Gross operating income	**286**	**(0.4%)**	**+2.3%**	**565**	**+5.0%**
Risk-related costs	(85)	(1.3%)	(12.2%)	(183)	(3.2%)
Equity affiliates	0	n.m.	n.m.	2	n.m.
Net income on other assets	-	n.m.	n.m.	-	n.m.
Pre-tax income on ordinary activities	**201**	**+1.8%**	**+9.7%**	**384**	**+12.8%**
Tax	(72)	+17.4%	+25.8%	(129)	+7.7%
Net income before integration-related costs	**129**	**(5.3%)**	**+2.1%**	**255**	**+15.6%**
Cost/income ratio	51.9%	+0.5pt	(1.8 pt)	52.8%	+0.4 pt
Allocated capital (€bn)				2.1	
ROE				23.7%	

CRÉDIT AGRICOLE S.A.

Specialised financial services

Quarter marked by:

✓ Further acquisition plans:

- Finalisation of the takeover of Portuguese company Credilar, specialising in household equipment
- Announcement of the acquisition of 100% of Czech company CP Leasing

✓ A business line with a strong presence in Europe:

- Consumer credit:
  Sofinco, Finaref, Lukas
  one of the market leaders in Europe,
  No 1 in France and Poland
- Lease finance:
  CA Leasing, EFL
  No 2 in France, No 1 in Poland
- Factoring:
  Eurofactor (100%-owned since early 2005), Transfact
  No 1 in France, a truly international network


FINAREF Nordic
FINAREF Nordic
EUROFACTOR LIMITED
FINAREF Nordic
RIBANK
DAN'AKTIV Denmark
EUROFACTOR SAS NV
FINAREF
Benelux
CA LEASING / EUROFACTOR / FINAREF / SOFINCO / TRANSFACT
FINCONSUM
INTER-FACTOR
GROUPE
CREDIBOM
EUROFACTORING
CREDILAR
WAFASALAF
AGOS ITAFINCO
CREDITPLUS BANK AG
EUROFACTOR AG
LUKAS
EFL
CP Leasing
CREDIGEN
ΕΜΠΟΡΙΚΗ
CREDICOM

CRÉDIT AGRICOLE S.A.

Specialised financial services

Consumer credit in France and abroad

- ✓ Solid growth in new lending: +18.4% vs H1-04 to €11.3bn, driven by foreign subsidiaries (+45.6%)
- ✓ Further strong growth in loan book (+15.2%) thanks to the robust growth of international activities (+41.3%). Increase cooperation with the Regional Banks and the Credit Lyonnais network in France
- ✓ Strong growth in income on ordinary activities (+9.1% in H1-05 vs H1-04), with a rapidly expanding network (GOI outside France: +26% in H1-05 vs H1-04)

Growth in managed loan book



€bn
29.7
31.7
34.2
2.2
4.4
2.5
4.7
2.8
5.0
H1-04*
Dec 04*
H1-05*
Δ H1/H1*
Total +15.2%
Regional Banks +25.1%
Sofinco/Crédit Lyonnais partnership +13.7%
Third party and JV +55.2%
Proprietary outstandings +10.9%

Geographic breakdown of loans outstanding



€bn
29.7
31.7
34.2
7.7
9.1
10.9
H1-04
Dec 04
H1-05
Δ H1/H1
International +41.3%
France +6.1%

* Outstanding on comparable scope and after identifying a "third party accounts international" business segment

Asset management, insurance and private banking

Results of asset management, insurance and private banking

Allocated capital	24.5%
Pre-tax income	26.6%

- Excellent first half, boosted by a significant 15% increase in assets under management (H1/H1) to €461.5bn
- A much higher contribution, mainly thanks to asset management activities
- Further improvement in income from insurance activities
- Agreement signed with Caisse d'Epargne Group to combine respective financial services for institutional investors activities (CACEIS)

€m	Q2-05	Δ Q2/Q2*	Δ Q2/Q1	H1-05	Δ H1/H1*
Net banking income	**751**	**+7.1%**	**(3.3%)**	**1,529**	**+10.5%**
Operating expenses	(350)	+2.9%	+3.7%	(688)	+4.0%
Gross operating income	**401**	**+11.1%**	**(8.7%)**	**841**	**+16.4%**
Risk-related costs	4	n.m.	n.m.	4	n.m.
Equity affiliates	4	n.m.	n.m.	13	n.m.
Net income on other assets	(1)	n.m.	n.m.	(2)	n.m.
Pre-tax income on ordinary activities	**407**	**+15.6%**	**(9.2%)**	**856**	**+19.8%**
Tax	(112)	(4.8%)	(29.4%)	(272)	+14.6%
Net income before integration-related costs	**295**	**+25.9%**	**+1.9%**	**584**	**+22.4%**
Cost/income ratio	46.6%	(0.8 pt)	+3.2pts	45.0%	(2.2 pts)
Allocated capital (€bn)				5.8	
ROE				20.2%	

* On a like-for-like basis and on comparable methods


CRÉDIT
AGRICOLE S.A.

Asset management, insurance and private banking

Asset management

- ✓ Robust growth:
  - Sharp increase in net new inflows: nearly €21bn, mainly in bond and alternative funds (VaR range)
  - Assets under management up 15.8% (like-for-like and on comparable methods)
- ✓ An enhanced range:
  - Launch and development of the new CAC 40 indexis ETF and structured products (Protein, Biathlon, Magnesium, Acti PEA etc.)
- ✓ Continuing international expansion: 38% of net new inflows generated outside France
  - Acquisition growth: acquisition of Nextra underway

Assets under management


€bn
317.4*
347.0*
395.8*
290.2
316.5
356.1
27.2
30.5
39.6
Inflows
+20.9
Market
+20.7
+7.2
Scope and method
June 04
Dec 04
June 05


Δ H1/H1**
AUM +15.8%
France +13.0%
International +47.6%

Breakdown of AUM


21.0%
41.4%
25.0%
12.6%
15.6%
48.5%
21.9%
14.0%
H1-04
H1-05
Money markets
Bonds
Equities
Structured, alternative and other

* Data based on harmonised valuation method (including mandates invested in mutual funds and elimination of feeder funds invested in master funds

** On like-for-like basis and on comparable methods

Asset management, insurance and private banking

Private banking

- ✓ The first half of the year was marked by the ongoing subsidiaries merger preparations to merge subsidiaries: following the creation of Crédit Agricole Suisse S.A. in March, CAI Luxembourg and CL Luxembourg were merged on 1 July to form Crédit Agricole Luxembourg
- ✓ The favourable effects of the new structure in France and abroad are beginning to be seen, particularly with the robust performance of BGPI and in Monaco; sharp increase in net income.

Assets under management



€bn
70.7
26.4
44.3
H1-04
67.8
26.0
41.8
Dec 04
Inflows
+0.3
Market
+4.7
Scope
+0.2
73.0
27.4
45.6
H1-05

	Δ H1/H1	Δ H1/H1 on a like-for-like basis
AUM	**+3.3%**	**+4.6%**
France	+3.9%	+3.9%
International	+3.0%	+5.0%

CRÉDIT AGRICOLE S.A.

Asset management, insurance and private banking

Life insurance

- ✓ Acceleration in premium inflows: first-half turnover totalled €9.7bn, up 12.8% vs H1-04 (following +8.4% in Q1-05)
- ✓ The first half of the year saw a significant upturn, particularly in the second quarter, in payments on unit-linked products (+37% for inflows, bringing growth in unit-linked assets under management to 15.2%)
- ✓ Assets under management increased by 10.4% year-on-year to €136.6bn

Assets under management*


€bn
123.7
14.7
109.0
136.6
16.9
119.7
H1-04
H1-05
Δ H1/H1
In-force +10.4%
Unit-linked +15.2%
€ +9.8%

Breakdown of investment (excl. Unit-linked)


1.1%
7.9%
3.4%
77.5%
10.1%
1.8%
6.2%
3.4%
76.8%
11.8%
Alternative products
Treasury
Real estate
Fixed income
Equity
Book value at H1-04
Book value at H1-05

* Mathematical provisions

Asset management, insurance and private banking

Non-life insurance

- ✓ Strong business growth with new business up 20.8%, fuelled in particular by healthcare products and products for farmers and professionals
- ✓ Acquisition of a 40% stake in Assurances Fédérales IARD

Premium income

€m



411.0
13.5
173.7
105.8
118.0
539.2
32.2
187.9
201.0
646.7
63.5
204.9
245.2
H1-03
H1-04
H1-05

	Δ H1/H1
Premium income	+19.9%
Farming policies	+97.3%
Car	+9.0%
Comprehensive household	+12.7%
Personal accident, health, legal protection and other	+22.0%
O/w Finaref	+18.6%

Loss ratio (excl. Finaref)



94.8%
93.2%
90.5%

Combined ratio



60.5%
55.5%
52.1%
H1-03
H1-04
H1-05

Claims ratio

CRÉDIT AGRICOLE S.A.

Corporate and investment banking

Results of corporate and investment banking

Allocated capital	32.5%
Pre-tax income	27.0%

- ✓ Financial performance has improved continually since the creation of Calyon
- ✓ Positive trend in operating performance: GOI +40% in H1-05
- ✓ Corporate banking: cost/income ratio of 41.9% in Q2-05 (-7.5 pts vs Q2-04)
- ✓ Investment banking: revenues held up well in Q2-05
- ✓ Strong position in a number of business lines in H1-05

€m	Q2-05	Δ Q2/Q2*	Δ Q2/Q1	H1-05	Δ H1/H1*
Net banking income	**1,119**	**+17.3%**	**+8.4%**	**2,152**	**+11.0%**
Operating expenses	(684)	+1.4%	+1.0%	(1,362)	(0.9%)
Gross operating income	**435**	**+55.8%**	**+22.5%**	**790**	**+40.0%**
Risk-related costs	10	(77.8%)	(26.1%)	24	X3.4
Equity affiliates	30	+54.6%	+35.7%	52	+43.1%
Net income on other assets	(1)	n.m.	n.m.	3	n.m.
Pre-tax income on ordinary activities	**474**	**+47.9%**	**+20.0%**	**869**	**+48.4%**
Tax	(108)	+45.4%	+15.6%	(202)	+48.4%
Net income before integration-related costs	**366**	**+48.6%**	**+21.4%**	**667**	**+48.4%**
Cost/income ratio	**61.2 %**	**(9.6 pts)**	**(4.5 pts)**	**63.3 %**	**(7.6 pts)**
Allocated capital (€bn)				**7.7**	
ROE				**17.4 %**	

* 2004 data are on a like-for-like basis and on comparable methods


CRÉDIT
AGRICOLE S.A.

Corporate and investment banking

Continual improvement in financial performance since the creation of Calyon



Net income before integration-related costs
(€m)
203
246
207
222
301
366
Q1-04
Q2-04
Q3-04
Q4-04
Q1-05
Q2-05



ROE
10.7%
13.6%
11.5%
12.8%
16.8%
19.0%
Q1-04
Q2-04
Q3-04
Q4-04
Q1-05
Q2-05
Creation of Calyon

✓ Net income before integration-related costs: +48.4% in H1-05 vs H1-04

✓ ROE 15% above the average for the period



CRÉDIT AGRICOLE S.A.

Corporate and investment banking

Positive trend in operating performance: GOI up 40% in H1-05



Trends in revenues
(€m)
985
954
824
952
1,033
1,119
420
454
396
389
501
618
Q1 04
Q2 04
Q3 04
Q4 04
Q1 05
Q2 05
Investment banking and capital markets
Financing activities
Creation of Calyon

- ✓ Confirmation of the trend seen since Q4-04 in revenue generation: +13% in H1-05 on a like-for-like basis and at constant exchange rates



Trends in cost/income ratio
71.1%
70.8%
65.6%
61.2%
70.9%
63.3%
-7.6 points
Q1-04
Q2-04
Q1-05
Q2-05
H1-04
H1-05

- ✓ Cost/income ratio reduced significantly to 61% in Q2-05
- ✓ Fixed costs reduced by 7% vs H1-04
- ✓ Further job cuts in Q2-05 (headcount reduced by 23% since 1 January 2003)



CRÉDIT AGRICOLE S.A.

Corporate and investment banking

Corporate banking: Cost/income ratio of 42% in Q2-05 (-7 pts vs Q2-04), thanks to revenue growth (+18% vs Q1-05 and +10% vs Q2-04) and cost cuts



Trends in revenues
(€m)
420
454
396
389
423
501
224
246
246
241
260
Structured finance
Q1 04
Q2 04
Q3 04
Q4 04
Q1 05
Q2 05
Creation of Calyon

- ✓ Revenues increased by 7.5% on a like-for-like basis and at constant exchange rates vs H1-04, with risk-weighted assets up 5.5%
- ✓ Robust growth in higher value-added activities (structured finance):
  +16.5% on a like-for-like basis and at constant exchange rates in H1-05
- ✓ Excellent business performance
- ✓ Improvement in asset performance (NBI/risk-weighted assets: 2.44% in Q2-05 vs 2.25% in Q1-05), illustrating Calyon's stronger position among its customers in a highly competitive environment



CRÉDIT
AGRICOLE S.A.

Corporate and investment banking

Investment banking: Revenues held up well in Q2-05



Trends in revenues
(€m)
565*
500
428
563
610
618
248
201
157
231
203
219
317
299
271
332
407
399
Q1 04
Q2 04
Q3 04
Q4 04
Q1 05
Q2 05
Creation of Calyon
Brokerage and advisory services
Capital market activities



Trends in VaR (1 day -99%)
25
24
19
17
16
30/06/04
30/09/04
31/12/04
31/03/05
30/06/05

Capital market activities:

- ✓ Further recovery in equity derivatives activities (revenue x4.4), in keeping with plan
- ✓ Solid performance in several other areas: securitisation (x2), commodities etc.
- ✓ In a more difficult climate in the interest rate and structured credit markets in Q2-05, the decline in NBI was offset by non-recurring transactions

Brokerage services:

- ✓ High brokerage revenues in Asia (CLSA), Europe (Cheuvreux) and the US (Calyon Financial): +18% vs Q2-04

✓ Cautious risk profile maintained

* Including a €42m capital gain on Euronext



CRÉDIT AGRICOLE S.A.

Corporate and investment banking

Strong position in a number of business activities

✓ Structured finance

- No 1/2 mandated arranger of project finance worldwide (Dealogic/Thomson Financial)

✓ Syndication

- No 7 bookrunner in the EMEA region (Thomson Financial)

✓ Equity research

- No 1 in France and Spain (Greenwich Associates)
- No 2 broker for country research in Western Europe (Institutional Investor)

✓ Capital markets

- No 2 in structured credit products in Asia (Asiamoney)
- No 3 in structured interest rate products in Asia (Asiamoney)
- No 5 in structured EMTN placements (Euroweek))

✓ Investment banking

- No 1 bookrunner for equity transactions in France and No 6 in Europe (Thomson Financial)
- No 1 bookrunner for IPOs in France and in Europe (Thomson Financial)
- No 4 M&A adviser in France (Thomson Financial)


CRÉDIT
AGRICOLE S.A.

International retail banking

Results of international retail banking

Allocated capital	9.9%
Pre-tax income	7.5%

- ✓ Continuing excellent performance of Banca Intesa, whose contribution increased by 37.9% to €89m in Q2-05
- ✓ The business line contribution to net income increased by 29.2% over the quarter to 11.2% of total earnings from Crédit Agricole S.A's total business lines

€m	Q2-05	ΔQ2/Q2*	ΔQ2/Q1	H1-05	ΔH1/H1*
Net banking income	**88**	**+18.5%**	**+40.3%**	**152**	**+5.2%**
Operating expenses	(76)	+32.1%	+45.0%	(129)	+14.1%
Gross operating income	**12**	**(27.5%)**	**+17.0%**	**23**	**(26.8%)**
Risk-related costs	(10)	X2.5	X5	(13)	+12.5%
Equity affiliates	107	+25.3%	(12.3%)	230	+34.8%
Net income on other assets	3	n.m.	n.m.	-	-
Pre-tax income on ordinary activities	**112**	**+13.8%**	**(12.4%)**	**240**	**+26.0%**
Tax	1	n.m.	n.m.	-	n.m.
Net income	**113**	**+18.7%**	**(10.3%)**	**240**	**+29.2%**
Cost/income ratio	**86.0%**	**+8.9pts**	**+2.8pts**	**84.8%**	**+6.6pts**
Allocated capital (€bn)				**2.4**	
ROE				**20.9%**	

* 2004 data are on a like-for-like basis and on comparable methods

CRÉDIT AGRICOLE S.A.

Proprietary asset management and other activities

Results of proprietary asset management and other activities

- Financing costs increased by €55m vs H1-04, relating to the Group's acquisitions
- Private Equity: NBI of €18m in Q2-05 (vs €32m in Q2-04)

€m	Q2-05	ΔQ2/Q2*	ΔQ2/Q1	H1-05	ΔH1/H1*
Net banking income	**8**	**(94.4 %)**	**n.m.**	**(72)**	**X3.9**
Operating expenses	(221)	+43.7%	+16.1%	(412)	+41.2%
Gross operating income	**(213)**	**X15.4**	**(21.1%)**	**(484)**	**+56.0%**
Risk-related costs	(10)	(9.9%)	(9.1%)	(21)	(16.0%)
Equity affiliates	1	n.m.	n.m.	(4)	n.m.
Net income on other assets	13	n.m.	n.m.	18	n.m.
Pre-tax income on ordinary activities	**(209)**	**X6.1**	**(25.5%)**	**(491)**	**+44.5%**
Tax	72	n.m.	(50.0%)	215	+74.8%
Net income before integration-related costs	(138)	X2.3	(0.2%)	(276)	+27.3%

* 2004 data are on a like-for-like basis and on comparable methods

CRÉDIT AGRICOLE S.A.

Contents

Progress report on synergies

Implemented synergies in line with 2005 targets


€m
40
275
325
620
612
760
2003
2004 target
2004
2005 target
Synergies secured at 36/06/05
2006 target

Contents

Crédit Agricole S.A. : a sound balance sheet

✓ Tier 1 ratio increases from 7.4% as at 2004 year-end to 7.8% at the end of June 2005

Capital (Shareholders' equity and subordinated debt)



€bn
47.7
50.8
18.8
20.2
2.8
2.9
26.1
27.7
Dec 04
June 05

	Δ June 05/Dec 04
Subordinated debt and similar*	+7.4%
Preferred shares	+3.6%
Shareholders' equity Group share	+6.1%
Total	**+6.5%**

Risk-weighted assets (€bn) and Cooke ratio (%)



€215,6bn
€235.9bn
8.0%
8.2%
7.4%
7.8%
Dec 04*
June 05
International solvency ratio
O/w Tier 1

* Including hybrid capital instruments
** Estimated under IAS/IFRS

Contents

Crédit Agricole Group highlights

Consolidated income statement

€m	H1-04	H1-05	Δ H1/H1
Net banking income	**12,004**	**12,637**	**+5.3%**
Operating expenses	(7,740)	(8,029)	+3.7%
Gross operating income	**4,264**	**4,608**	**+8.1%**
Risk-related costs	(739)	(593)	(19.8%)
Equity affiliates	202	291	+44.1%
Net income on other assets	(28)	19	n.m.
Pre-tax income on ordinary income	**3,699**	**4,325**	**+16.9%**
integration-related costs	(164)	(144)	(12.2%)
Tax	(1,201)	(1,293)	+7.7%
Net income	**2,334**	**2,888**	**+23.7%**
Net income - Group share	**2,189**	**2,726**	**+24.5%**

Crédit Agricole Group highlights

Consolidated capital

€ bn	Dec 04	June 05
Equity group share	44.8	47.0
Preferred shares	2.8	2.9
Subordinated debt	17.5	18.9
Total risk-weighted assets	428.0*	455.0
International Solvency Ratio	**10.4%***	**9.9%**
Tier 1 ratio	**7.9%***	**7.6%**

* In French GAAP



CRÉDIT AGRICOLE S.A.

Half Year 2005 Results

Appendices

CRÉDIT AGRICOLE S.A.

Contents

Crédit Agricole S.A. consolidated results

Consolidated results by business line

In €m	French retail banking – Regional Banks		French retail banking – Crédit Lyonnais		Specialised financial services		Asset management, insurance and private banking		Corporate and investment banking		International retail banking		Proprietary asset management and other activities		Group	
	Q2-04	Q2-05	Q2-04**	Q2-05	Q2-04	Q2-05	Q2-04**	Q2-05	Q2-04**	Q2-05	Q2-04**	Q2-05	Q2-04**	Q2-05	Q2-04	Q2-05
Net banking income	-	-	**868**	**900**	**590**	**594**	**701**	**751**	**954**	**1 119**	**75**	**88**	**140**	**8**	**3,328**	**3,461**
Operating expenses	-	-	(610)	(613)	(303)	(308)	(340)	(350)	(675)	(684)	(58)	(76)	(154)	(221)	(2,140)	(2,254)
Gross operating income	-	-	**258**	**287**	**287**	**286**	**361**	**401**	**279**	**435**	**17**	**12**	**(14)**	**(213)**	**1,188**	**1,207**
Risk-related costs	-	-	(36)	(31)	(87)	(85)	(10)	4	46	10	(4)	(10)	(11)	(10)	(102)	(123)
Equity affiliates	156	208	-	-	(3)	0	2	4	19	30	86	107	(9)	1	251	350
Net income on other assets	-	-	-	-	-	-	-	(1)	(24)	(1)	-	3	-	13	(24)	14
Integration-related costs	-	-	-	-	(6)	(16)	(16)	(19)	(68)	(20)	-	-	(33)	(41)	(123)	(95)
Pre-tax income	**156**	**208**	**222**	**256**	**191**	**185**	**337**	**389**	**252**	**454**	**99**	**112**	**(67)**	**(250)**	**1,190**	**1,353**
Tax*	(11)	(15)	(68)	(77)	(59)	(67)	(113)	(107)	(59)	(106)	(3)	1	(15)	86	(329)	(283)
Net income	**145**	**193**	**154**	**179**	**132**	**118**	**224**	**282**	**193**	**348**	**96**	**113**	**(82)**	**(164)**	**861**	**1,070**
Minority interests															(80)	(110)
Net income - Group share															**781**	**960**

* Tax charges are allocated between the various business lines based on terms, which take into account the restructuring undertaken during the year and the previous practices of Crédit Agricole S.A. and Crédit Lyonnais.
** On a like-for-like basis and on comparable methods



Crédit Agricole S.A. consolidated results

Consolidated results by business line

In €m	French retail banking – Regional Banks		French retail banking – Crédit Lyonnais		Specialised financial services		Asset management, insurance and private banking		Corporate and investment banking		International retail banking		Proprietary asset management and other activities		Group	
	H1-04	H1-05	H1-04**	H1-05	H1-04	H1-05	H1-04**	H1-05	H1-04**	H1-05	H1-04**	H1-05	H1-04**	H1-05	H1-04	H1-05
Net banking income	-	-	**1,696**	**1,737**	**1,130**	**1,197**	**1,384**	**1,529**	**1,939**	**2,152**	**144**	**152**	**(19)**	**(72)**	**6,274**	**6,694**
Operating expenses	-	-	(1,240)	(1,240)	(592)	(632)	(662)	(688)	(1,375)	(1,362)	(113)	(129)	(291)	(412)	(4,273)	(4,463)
Gross operating income	-	-	**456**	**497**	**538**	**565**	**722**	**841**	**564**	**790**	**31**	**23**	**(310)**	**(484)**	**2,001**	**2,231**
Risk-related costs	-	-	(80)	(72)	(189)	(183)	(11)	4	7	24	(11)	(13)	(25)	(21)	(309)	(261)
Equity affiliates	375	444	-	-	(3)	2	4	13	36	52	171	230	(4)	(4)	580	738
Net income on other assets	-	-	-	-	(6)	-	-	(2)	(22)	3	-	-	(1)	18	(29)	19
Integration-related costs	-	-	-	-	(8)	(18)	(22)	(30)	(74)	(40)	-	-	(60)	(55)	(164)	(144)
Pre-tax income	**375**	**444**	**376**	**425**	**332**	**366**	**693**	**826**	**511**	**829**	**191**	**240**	**(400)**	**(546)**	**2,079**	**2,583**
Tax*	(60)	(71)	(115)	(128)	(117)	(123)	(229)	(262)	(119)	(192)	(5)	-	144	234	(502)	(541)
Net income	**315**	**373**	**261**	**297**	**215**	**243**	**464**	**564**	**392**	**637**	**186**	**240**	**(256)**	**(312)**	**1,577**	**2,042**
Minority interests															(157)	(177)
Net income - Group share															**1,420**	**1,865**

* Tax charges are allocated between the various business lines based on terms, which take into account the restructuring undertaken during the year and the previous practices of Crédit Agricole S.A. and Crédit Lyonnais.

** On a like-for-like basis and on comparable methods

Crédit Agricole S.A. consolidated results

Consolidated results by business line

In €m	French retail banking – Regional Banks						French retail banking – Crédit Lyonnais					
	Q1-04	Q2-04	Q3-04	Q4-04	Q1-05	Q2-05	Q1-04*	Q2-04*	Q3-04	Q4-04	Q1-05	Q2-05
Net banking income	-	-	-	-	-	-	**827**	**868**	**834**	**867**	**837**	**900**
Operating expenses	-	-	-	-	-	-	(630)	(610)	(608)	(629)	(627)	(613)
Gross operating income	-	-	-	-	-	-	**197**	**258**	**226**	**238**	**210**	**287**
Risk-related costs	-	-	-	-	-	-	(44)	(36)	(34)	(56)	(41)	(31)
Equity affiliates	219	156	184	174	236	208	-	-	-	-	-	-
Net income on other assets	-	-	-	(3)	-	-	-	-	-	-	-	-
Integration-related costs	-	-	-	-	-	-	-	-	-	-	-	-
Pre-tax income	**219**	**156**	**184**	**171**	**236**	**208**	**154**	**222**	**192**	**182**	**169**	**256**
Tax	(49)	(11)	-	-	(56)	(15)	(47)	(68)	(55)	(64)	(51)	(77)
Net income	**170**	**145**	**184**	**171**	**180**	**193**	**107**	**154**	**137**	**118**	**118**	**179**

* On a like-for-like basis and on comparable methods.

CRÉDIT AGRICOLE S.A.

Crédit Agricole S.A. consolidated results

Consolidated results by business line

In €m	Specialised financial services						Asset management, insurance and private banking					
	Q1-04	Q2-04	Q3-04	Q4-04	Q1-05	Q2-05	Q1-04*	Q2-04*	Q3-04	Q4-04	Q1-05	Q2-05
Net banking income	**540**	**590**	**553**	**577**	**603**	**594**	**682**	**701**	**671**	**694**	**777**	**751**
Operating expenses	(289)	(303)	(294)	(330)	(324)	(308)	(321)	(340)	(353)	(341)	(338)	(350)
Gross operating income	**251**	**287**	**259**	**247**	**279**	**286**	**361**	**361**	**318**	**353**	**439**	**401**
Risk-related costs	(102)	(87)	(82)	(101)	(97)	(85)	(1)	(10)	7	(4)	-	4
Equity affiliates	-	(3)	(1)	1	1	-	2	2	-	10	10	4
Net income on other assets	(6)	-	-	(18)	-	-	-	-	-	(9)	-	(1)
Integration-related costs	(2)	(6)	(2)	(7)	(2)	(16)	(6)	(16)	(14)	(17)	(12)	(19)
Pre-tax income	**141**	**191**	**174**	**122**	**181**	**185**	**356**	**337**	**310**	**333**	**437**	**389**
Tax	(58)	(59)	(49)	(57)	(57)	(67)	(116)	(113)	(102)	(82)	(155)	(107)
Net income	**83**	**132**	**125**	**65**	**124**	**118**	**240**	**224**	**208**	**251**	**282**	**282**

* On a like-for-like basis and on comparable methods

Crédit Agricole S.A. consolidated results

Consolidated results by business line

In €m	Corporate and investment banking					
	Q1-04*	Q2-04*	Q3-04	Q4-04	Q1-05	Q2-05
Net banking income	**985**	**954**	**824**	**952**	**1,033**	**1,119**
Operating expenses	(700)	(675)	(589)	(688)	(678)	(684)
Gross operating income	**285**	**279**	**235**	**264**	**355**	**435**
Risk-related costs	(39)	46	14	22	14	10
Equity affiliates	17	19	22	16	22	30
Net income on other assets	2	(24)	1	(4)	4	(1)
Integration-related costs	(6)	(68)	(23)	(110)	(20)	(20)
Pre-tax income	**259**	**252**	**249**	**188**	**375**	**454**
Tax	(60)	(59)	(59)	(49)	(87)	(106)
Net income	**199**	**193**	**190**	**139**	**288**	**348**

* On a like-for-like basis and on comparable methods

Crédit Agricole S.A. consolidated results

Consolidated results by business line

In €m	Financing activities						Investment banking					
	Q1-04*	Q2-04*	Q3-04	Q4-04	Q1-05	Q2-05	Q1-04*	Q2-04*	Q3-04	Q4-04	Q1-05	Q2-05
Net banking income	**420**	**454**	**396**	**389**	**423**	**501**	**565**	**500**	**428**	**563**	**610**	**618**
Operating expenses	(249)	(224)	(195)	(215)	(202)	(210)	(451)	(451)	(394)	(473)	(476)	(475)
Gross operating income	**171**	**230**	**201**	**174**	**221**	**291**	**114**	**49**	**34**	**90**	**134**	**143**
Risk-related costs	(37)	52	(5)	36	13	15	(2)	(6)	19	(14)	1	(5)
Equity affiliates	17	19	21	17	22	30	-	-	1	(1)	-	-
Net income on other assets	2	(21)	-	(2)	-	1	-	(3)	1	(2)	4	(2)
Integration-related costs	(2)	(42)	(20)	(2)	(6)	(5)	(4)	(26)	(3)	(108)	(14)	(15)
Pre-tax income	**151**	**238**	**197**	**223**	**250**	**332**	**108**	**14**	**52**	**(35)**	**125**	**121**
Tax	(42)	(51)	(46)	(51)	(56)	(73)	(17)	(9)	(13)	2	(31)	(33)
Net income	**109**	**187**	**152**	**172**	**194**	**259**	**91**	**5**	**39**	**(33)**	**94**	**89**

* On a like-for-like basis and on comparable methods


CRÉDIT
AGRICOLE S.A.

Crédit Agricole S.A. consolidated results

Consolidated results by business line

In €m	International retail banking						Proprietary asset management and other activities					
	Q1-04*	Q2-04*	Q3-04	Q4-04	Q1-05	Q2-05	Q1-04*	Q2-04*	Q3-04	Q4-04	Q1-05	Q2-05
Net banking income	**69**	**75**	**54**	**77**	**63**	**88**	**(158)**	**140**	**(77)**	**(193)**	**(80)**	**8**
Operating expenses	(55)	(58)	(37)	(69)	(53)	(76)	(138)	(154)	(198)	(170)	(190)	(221)
Gross operating income	**14**	**17**	**17**	**8**	**10**	**12**	**(296)**	**(14)**	**(275)**	**(363)**	**(270)**	**(213)**
Risk-related costs	(7)	(4)	2	(13)	(2)	(10)	(14)	(11)	(16)	(5)	(11)	(10)
Equity affiliates	85	86	73	103	123	107	6	(9)	6	2	(4)	1
Net income on other assets	-	-	-	(3)	(3)	3	(1)	-	81	(34)	4	13
Integration-related costs	-	-	-	-	-	-	(27)	(33)	(69)	(145)	(15)	(40)
Pre-tax income	**92**	**99**	**92**	**95**	**128**	**112**	**(332)**	**(67)**	**(273)**	**(545)**	**(296)**	**(250)**
Tax	(2)	(3)	(2)	(7)	(1)	1	159	(15)	51	221	148	86
Net income	**90**	**96**	**90**	**88**	**127**	**113**	**(173)**	**(82)**	**(222)**	**(324)**	**(148)**	**(164)**

* On a like-for-like basis and on comparable methods


CRÉDIT
AGRICOLE S.A.

Crédit Agricole S.A. consolidated results

Consolidated results by business line

In €m	Group					
	Q1-04	Q2-04	Q3-04	Q4-04	Q1-05	Q2-05
Net banking income	**2,946**	**3,328**	**2,858**	**2,975**	**3,233**	**3,461**
Operating expenses	(2,133)	(2,140)	(2,079)	(2,227)	(2,209)	(2,254)
Gross operating income	**813**	**1,188**	**779**	**748**	**1,024**	**1,207**
Risk-related costs	(207)	(102)	(109)	(157)	(138)	(123)
Equity affiliates	329	251	284	305	388	350
Net income on other assets	(5)	(24)	82	(71)	5	14
Integration-related costs	(41)	(123)	(108)	(280)	(49)	(95)
Pre-tax income	**889**	**1,190**	**928**	**545**	**1,230**	**1,353**
Tax	(173)	(329)	(215)	(37)	(258)	(283)
Net income	**716**	**861**	**713**	**508**	**972**	**1,070**


CRÉDIT
AGRICOLE S.A.

Trends in risk

Market risk

✓ Overall VaR (99% - 1 day) at 30 June 2005: €20m for Crédit Agricole S.A. Group, of which €16m for activities included in Calyon scope of consolidation

Trends in VaR for Crédit Agricole S.A. capital markets business

€m	VaR (99% - 1 day) 1st January to 30 June 2005				31 December 2004
	Minimum	Maximum	Average	30 June 2005	
Cash and equivalents	4	8	5	8	7
I.C.C. (Interest rate, Currency and Commodities)	12	15	13	12	12
Credit	6	11	8	9	10
Equities	5	9	7	7	7
Total VaR for Crédit Agricole S.A. Group	**17**	**25**	**21**	**20**	**25**

CRÉDIT AGRICOLE S.A.

Change in consolidated capital

Breakdown of share capital and earnings per share calculation

Breakdown of share capital:	Dec 2003		June 04		Dec 2004		June 2005	%
SAS Rue la Boétie	771,841,801		783,146,587		794,929,524		817,341,575	55.47%
SNC Crédit Agricole Transactions*	14,771,187		6,102,837		-		-	-
Treasury shares**	15,681,762		21,649,126		29,324,633		26,776,714	1.82%
Shares held by Group companies***	-		-		1,839		5,055,431	0.34%
Float****	671,227,687		662,623,887		649,266,441		624,348,717	42.37%
Total shares in issue	1,473,522,437		1,473,522,437		1,473,522,437		1,473,522,437	100%
	Consolidated accounts	Pro forma consolidated accounts	Reported consolidated accounts	IAS/IFRS consolidated accounts	Reported consolidated accounts	IAS/IFRS consolidated accounts	Consolidated accounts	
Average number of shares used to compute earnings per share	1,185,918,556	1,339,009,043	1,472,776,470	1,454,856,993	1,472,776,470	1,451,304,844	1,444,219,902	
Net income - Group share	€1,026 m	€1,140m	€1,075m	€1,420m	€2,203m	€2,501m	€1,865m	
Annualised net income per share	€0. 865	€0.851	€1.460	€1.952	€1.496	€1.723	€2.583	
Annualised net income before integration-related costs per share	**€1.809**	**€1.793**	**€2.082**	**€2.110**	**€2.144**	**1.969 €**	**€2.718**	

* SNC closed down on 17 February, 2005

** Shares held directly as part of repurchase programmes and retained in Crédit Agricole S.A.'s balance sheet to hedge stock options granted

*** Shares held indirectly by Group companies and not retained in the consolidated balance sheet (CRC 2000 –02)

**** At 30 June 2005, including 68,057,250 shares (4.62 %) held by employees through dedicated company investment funds as part of the Group's employee share ownership plans

N.B. Historical data to December 2003 has not been restated for IAS/IFRS


CRÉDIT
AGRICOLE S.A.

Capital allocation

Risk-weighted assets for capital allocation per business line

€ bn	Dec 04	June 05
French retail banking	**89.7**	**93.3**
- Regional Banks	52.1	53.8
- Crédit Lyonnais	37.6	39.5
Specialised financial services	**35.0**	**35.8**
Asset management, insurance and private banking	**11.4**	**13.1**
Corporate and investment banking	**112.1**	**125.3**
International retail banking	**3.4**	**3.2**


CRÉDIT
AGRICOLE S.A.

Trends in risk

Change in credit risk outstanding*

Crédit Agricole S.A.

€ m	Dec 04 (incl. IAS 32-39 and IFRS 4)	June 05
Gross customer and interbank loans outstanding	209,268	241,591
Bad and doubtful loans	8,745	8,455
Loan loss reserves**	7,345	7,395
Doubtful loan ratio	4.2%	3.5%
Ratio of reserves to doubtful loans**	84.0%	87.5%
Ratio of reserves (excl. collective reserves) to doubtful loans	68.0%	69.1%

Regional Banks (aggregate data from unconsolidated accounts)

€ m	Dec 04***	June 05***
Customer loans	242,859	252,081
Bad and doubtful loans	8,343	8,316
Loan loss reserves	5,858	6,071
Doubtful loan ratio	3.4%	3.3%
Ratio of reserves to doubtful loans	70.2%	73.0%

* Principal only
** Including collective reserves
*** French GAAP

Movements in consolidated capital

Equity and subordinated debt

€m	Group share	Minority interests	Total	Subordinated debt
31 December 2004	**26,110**	**3,888**	**29,998**	**18,772**
Dividend paid in 2005	(954)	(284)	(1,238)	
Change in share of the Regional Banks' retained earnings*	141		141	
Change in foreign exchange translation reserves	230	212	442	
H1-05 results	1,865	177	2,042	
Other	338	(51)	287	
30 June 2005	**27,730**	**3,942**	**31,672**	**20,203**

* Part of dividend paid by Crédit Agricole S.A. to the Regional Banks accounted for by the equity method (25%)

Capital allocation

International solvency ratio

€ bn	June 04*	Dec 04*	June 05
Credit risks	192.0	195.0	217.6
Market risks	22.2	20.6	18.3
Total risk-weighted assets	**214.2**	**215.6**	**235.9**
Tier 1	17.6	17.6	18.9
Tier 2	14.3	14.2	15.2
Tier 3	1.0	1.2	1.1
Deductions	14.4	14.5	15.8
Total net regulatory capital	**18.5**	**18.5**	**19.4**
Tier 1 solvency ratio	**8.2%**	**8.0%**	**7.8 %**
Total solvency ratio	**8.6%**	**8.6%**	**8.2 %**

* In French GAAP


CRÉDIT
AGRICOLE S.A.

Capital allocation

Allocated capital per business line

€ bn	June 04 (%)		June 05 (%)	
French retail banking	**5.4**	**24.2%**	**5.8**	**24.2%**
- Regional Banks	*3.2*		*3.4*	
- Crédit Lyonnais	*2.2*		*2.4*	
Specialised financial services	**1.9**	**8.6%**	**2.1**	**8.9%**
Asset management, insurance and private banking	**5.3**	**24.1%**	**5.8**	**24.5%**
Corporate and investment banking	**7.2**	**32.4%**	**7.7**	**32.5%**
Of which Capital markets and investment banking	*2.4*		*2.6*	
Of which Financing activities	*4.8*		*5.1*	
International retail banking	**2.4**	**10.7%**	**2.4**	**9.9%**


CRÉDIT
AGRICOLE S.A.

Specialised financial services

Consumer credit highlights

€ m	Q2-05	Δ Q2/Q2	Δ Q2/Q1	H1-05	Δ H1/H1
Net banking income	**482**	**+0.1%**	**(1.5%)**	**971**	**+4.2%**
Operating expenses	(238)	+0.7%	(3.2%)	(484)	+4.3%
Gross operating income	**244**	**(0.4%)**	**+0.1%**	**487**	**+4.1%**
Risk-related costs	(80)	(6.7%)	(10.3%)	(169)	(1.5%)
Equity affiliates	1	n.m.	(60.0%)	2	n.m.
Integration-related costs	(5)	+24.3%	n.m.	(4)	(2.3%)
Pre-tax income	**160**	**+4.7%**	**+2.4%**	**316**	**+9.2%**
Tax	(56)	+15.2%	+14.5%	(105)	+1.1%
Net income	**104**	**(0.2%)**	**(3.2%)**	**211**	**+13.8%**

Specialised financial services

Lease finance highlights

€ m	Q2-05	Δ Q2/Q2	Δ Q2/Q1	H1-05	Δ H1/H1
Net banking income	**64***	**(22.3%)***	**(4.8%)***	**131**	**(10.7%)**
Operating expenses	(40)	(7.2%)	(5.2%)	(82)	(4.4%)
Gross operating income	**24**	**(38.7%)**	**(4.0%)**	**49**	**(19.5%)**
Risk-related costs	(3)	n.m.	(71.6%)	(11)	(21.0%)
Net income on other assets	-	-	-	-	-
Integration-related costs	(4)	+60.0%	X2.1	(6)	+59.5%
Pre-tax income	**17**	**(52.8%)**	**+ 22.1%**	**32**	**(13.9%)**
Tax	(10)	+13.2%	X2.9	(14)	+20.0%
Net income	**7**	**(73.9%)**	**(32.7%)**	**18**	**(29.0%)**

* Adjusted for IFRS impact in Q2-04 for €6m

CRÉDIT AGRICOLE S.A.

Specialised financial services

Factoring highlights

€ m	Q2-05	Δ Q2/Q2	Δ Q2/Q1	H1-05	Δ H1/H1
Net banking income	**48**	**+85.0%**	**+3.9%**	**94**	**+85.1%**
Operating expenses	(32)	+45.2%	+1.9%	(62)	+62.5%
Gross operating income	**16**	**X3.9**	**+7.8%**	**32**	**X2.5**
Risk-related costs	(3)	X2.1	n.m.	(2)	(17.2%)
Integration-related costs	(7)	n.m.	X10.3	(8)	n.m.
Pre-tax income	**6**	**X2.2**	**(58.2%)**	**22**	**X2.2**
Tax	-	(85.7%)	(96.7%)	(6)	X2.1
Net income	**6**	**X4.1**	**(32,6%)**	**15**	**X2.3**

Asset management, insurance and private banking

Asset management highlights

€ m	Q2-05	Δ Q2/Q2*	Δ Q2/Q1	H1-05	Δ H1/H1*
Net banking income	317	**+6.1%**	**(1.0%)**	**637**	**+12.0%**
Operating expenses	(184)	(1.0%)	+5.1%	(360)	+3.0%
Gross operating income	**133**	**+17.9%**	**(8.5%)**	**278**	**+26.3%**
Risk-related costs	2	n.m.	n.m.	2	n.m.
Net income on other assets	(1)	n.m.	n.m.	(1)	n.m.
Equity affiliates	(1)	n.m.	n.m.	-	-
Integration-related costs	(4)	n.m.	n.m.	(9)	n.m.
Pre-tax income	**129**	**+32.1%**	**(8.4%)**	**269**	**+33.1%**
Tax	(42)	+46.1%	(21.6%)	(96)	+48.8%
Net income	**87**	**+25.5%**	**+0.3%**	**173**	**+25.0%**

* On a like-for-like basis and on comparable methods

CRÉDIT AGRICOLE S.A.

Asset management, insurance and private banking

Insurance highlights

€ m	Q2-05	Δ Q2/Q2*	Δ Q2/Q1	H1-05	Δ H1/H1*
Net banking income	**310**	**+8.1%**	**(6.7%)**	**642**	**+12.4%**
Operating expenses	(73)	+28.1%	+10.1%	(139)	+20.6%
Gross operating income	**237**	**+3.1%**	**(10.8%)**	**502**	**+10.3%**
Risk-related costs	1	n.m.	n.m.	1	n.m.
Equity affiliates	4	n.m.	n.m.	11	n.m.
Integration-related costs	(12)	X8.9	X2.6	(16)	X4
Pre-tax income	**230**	**+2.8%**	**(14.2%)**	**498**	**+11.2%**
Tax	(57)	(30.1%)	(39.1%)	(150)	(2.5%)
Net income	**173**	**+21.6%**	**(1.0%)**	**348**	**+18.4%**

* On a like-for-like basis and on comparable methods

Asset management, insurance and private banking

Private banking highlights

€ m	Q2-05	Δ Q2/Q2*	Δ Q2/Q1	H1-05	Δ H1/H1*
Net banking income	**124**	**+7.3%**	**(0.5%)**	**249**	**+2.3%**
Operating expenses	(93)	(4.5%)	(3.4%)	(189)	(4.0%)
Gross operating income	**32**	**+69.0%**	**+9.3%**	**60**	**+28.7%**
Risk-related costs	-	n.m.	n.m.	1	n.m.
Equity affiliates	1	n.m.	n.m.	2	n.m.
Integration-related costs	(3)	n.m.	n.m.	(5)	n.m.
Pre-tax income	**30**	**+92.9%**	**+2.4%**	**59**	**+39.1%**
Tax	(8)	X2.7	(8.5%)	(16)	+42.7%
Net income	**22**	**+76.2%**	**+6.7%**	**43**	**+37.8%**

* On a like-for-like basis and on comparable methods

Corporate and investment banking

Headcount reduced by 23% since 1 January 2003

	31 12 2002	31 12 2003	31 03 2004	30 06 2004	30 09 2004	31 12 2004	31 03 2005	30 06 2005
France	5,636	5,496	5,298	5,209	5,199	4,717	4,486	4,468
International	8,271	7,818	7,627	7,275	7,178	6,345	6,342	6,267
Total	13,907	13,314	12,925	12,484	12,377	11,062	10,828	10,735

Creation of Calyon


CRÉDIT
AGRICOLE S.A.

Corporate and investment banking

Results of financing activities

€ m	Q2-05	Δ Q2/Q2*	Δ Q2/Q1	H1-05	Δ H1/H1*	Δ H1/H1**
Net banking income	**501**	**+10.4%**	**+18.5%**	**924**	**+5.7%**	**+7.5%**
Operating expenses	(210)	(6.3%)	+4.1%	(412)	(13.0%)	(11.9%)
Gross operating income	**291**	**+26.6%**	**+31.6%**	**513**	**+27.8%**	**+30.4%**
Risk-related costs	15	(71.0%)	+17.1%	28	+86.7%	
Equity affiliates	30	+54.6%	+35.7%	52	+43.1%	
Net income on other assets	1	n.m.	n.m.	1	n.m.	
Pre-tax income on ordinary activities	**337**	**+20.3%**	**+31.6%**	**594**	**+37.0%**	
Tax	(74)	+20.6%	+26.8%	(132)	+26.4%	
Net income before integration-related costs	**264**	**+20.2%**	**+33.0%**	**462**	**+40.3%**	
Cost/income ratio	**41.9%**	**(7.5pts)**	**(5.8pts)**	**44.5%**	**(9.6pts)**	
ROE	**20.6%**			**18.0%**		

* On a like-for-like basis and on comparable methods
** On a like-for-like basis and at constant exchange rate

CRÉDIT AGRICOLE S.A.

Financing activities

Risk-weighted assets: development to accompany business growth



Trends in risk-weighted assets
(€bn)
77.7
77.4
73.2
75.2
82.0
30 06 2004
30 09 2004
31 12 2004
31 03 2005
30 06 2005

Asset performance (NBI/risk-weighted assets) (%)

Q2-04	Q3-04	Q4-04	Q1-05	Q2-05
2.35	2.05	2.13	2.25	2.44

- ✓ Growth in risk-weighted assets reflecting Calyon's strong business growth and its ability to work on large transactions in relation to its new size
- ✓ Controlled development of allocated capital thanks to a selective strategy (+7.2% between Q1-05 and Q2-05 at constant exchange rates)

Corporate and investment banking

Results of capital markets and investment banking

€ m	Q2-05	Δ Q2/Q2*	Δ Q2/Q1	H1-05	Δ H1/H1*	Δ H1/H1**
Net banking income	**618**	**+23.6%**	**+1.3%**	**1,228**	**+15.3%**	**+15.8%**
Operating expenses	(475)	+5.3%	(0.3%)	(951)	+5.4%	+6.9%
Gross operating income	**143**	**X2.9**	**+7.3%**	**277**	**+69.9%**	**+65.8%**
Risk-related costs	(5)	(18.3%)	n.m.	(4)	(50.0%)	
Net income on other assets	(2)	(33.3%)	n.m.	2	n.m.	
Pre-tax income on ordinary activities	**136**	**X3.4**	**(1.4%)**	**275**	**+80.9%**	
Tax	(34)	X2.6	(2.8%)	(70)	X2.8	
Net income before integration-related costs	**102**	**X3.8**	**(1.0%)**	**205**	**+70.4%**	
Cost/income ratio	**76.8%**	**(13.4pts)**	**(1.3pt)**	**77.4%**	**(7.3pts)**	
ROE	**15.7%**			**16.0%**		

* On a like-for-like basis and on comparable methods
** On a like-for-like basis and at constant exchange rate

Capital Markets and investment banking

Trends in value at risk - (1 day - 99 %)



€m
6
6
10
23
25
4
4
10
17
24
7
6
5
12
19
7
5
4
14
17
7
7
6
12
16
30 June 04
30 Sept 04
31 Dec 04
31 Mar 04
30 June 05
Total VaR
Equities
Treasury
Credit
Interest rates and Forex

✓ The difference between total VaR and aggregate VaR of the Group's business activities results from the partial netting of risks

CRÉDIT AGRICOLE S.A.

Proprietary asset management and other activities

Trends in main NBI aggregates

€m	H1-04	H1-05
Cost of financing	(524)	(579)
Financial management	255	262
Other business	117	81
Work-out activities	133	164
Net banking income	(19)	(72)


CRÉDIT
AGRICOLE S.A.

Crédit Agricole S.A. financial statements

Consolidated balance sheet at 30 June 2005 and 31 December 2004

€bn

Assets	31/12/04	30/06/05
Cash, central banks, French postal system	23.6	18.9
Financial assets at fair value per result	291.4	359.0
Financial assets available for sale	134.8	144.6
Loans and due from banks and customers	374.0	416.4
Financial assets held to maturity	19.0	20.4
Accrued income and sundry assets	57.1	70.0
Fixed assets	19.9	20.6
Goodwill	13.3	13.3
	933.1	**1,063.2**

€bn

Liabilities	31/12/04	30/06/05
Central banks, French postal system	0.5	0.8
Financial liabilities at fair value per result	207.6	297.7
Payables to banks and customers	387.3	408.4
Debt securities in issue	93.1	82.6
Accrual and sundry liabilities	49.9	64.6
Insurance contract's technical reserves	141.8	153.2
Contingency reserves and subordinated debt	22.9	24.3
Shareholders' equity	26.1	27.7
Minority interests	3.9	3.9
	933.1	**1,063.2**

CRÉDIT
AGRICOLE S.A.

Exhibit 3.4A

AMF publication listing declaration by Crédit Agricole regarding transactions in its own shares

September 16, 2005

Please see attached English language translation.

English translation from French

Crédit Agricole S.A. AMF Notice published September 16, 2005

NAME OF ISSUING COMPANY: **CREDIT AGRICOLE SA**

DECLARATION OF TRANSACTIONS IN ITS OWN SHARES BETWEEN 09/08/2005 AND 09/13/2005

date of transaction	number of shares	weighted average price	amount
sale on 09/08/2005	12 199	23.57	287 530.43
sale on 09/09/2005	972	23.62	22 958.64
sale on 09/13/2005	3 719	23.06	85 760.14
	16 890		**396 249.14**

Crédit Agricole S.A.
File No. 82-34771

Exhibit 3.4B

AMF publication listing declaration by Crédit Agricole regarding transactions in its own shares

September 27, 2005

Please see attached English language translation.

English translation from French

Crédit Agricole S.A. AMF Notice published September 27, 2005

NAME OF ISSUING COMPANY: **CREDIT AGRICOLE SA**

DECLARATION OF TRANSACTIONS IN ITS OWN SHARES BETWEEN 09/19/2005 AND 09/26/2005

date of transaction	number of shares	weighted average price	amount
sale on 09/19/2005	3 719	23.40	87 024.60
sale on 09/20/2005	1 861	23.39	43 528.79
sale on 09/22/2005	703	22.93	16 119.79
sale on 09/26/2005	8 921	23.84	212 676.64
	15 204	23.64	**359 349.82**